                                                        FILE NO. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
             (Exact name of registrant as specified in its charter)

          OHIO                              4911                           34-0150020
    (State or other                  (Primary Standard                  (I.R.S. Employer
     jurisdiction of                     Industrial                  Identification Number)
    incorporation or                Classification Code
      organization)                       Number)

            55 PUBLIC SQUARE, CLEVELAND, OHIO 44113, (216) 622-9800 (address, including ZIP code, and telephone number, including area code, of registrant's principal executive office)

                            E. LYLE PEPIN, SECRETARY
                        C/O CENTERIOR ENERGY CORPORATION
                                P. O. BOX 94661
                           CLEVELAND, OHIO 44101-4661
                                 (216) 447-3110
 (name, address, including ZIP code, and telephone number, including area code, of agent for service)

     Approximate date of commencement of proposed exchange of securities is upon consummation of the Merger described herein.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /



                              CALCULATION OF REGISTRATION FEE
=================================================================================================

                                                  PROPOSED         PROPOSED
                                                   MAXIMUM          MAXIMUM
   TITLE OF EACH CLASS OF        AMOUNT TO      OFFERING PRICE     AGGREGATE        AMOUNT OF
SECURITIES TO BE REGISTERED    BE REGISTERED      PER UNIT*     OFFERING PRICE* REGISTRATION FEE
- -------------------------------------------------------------------------------------------------
The Cleveland Electric
  Illuminating Company Serial
  Preferred Stock............  2,283,500 shs.      $86.91        $198,458,985      $68,434.13
=================================================================================================

*Represents the value of preferred stock of The Toledo Edison Company to be converted in the Merger, computed pursuant to Rule 457(f)(1), based upon the sale price for each series on September 14, 1994.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL
FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A),
MAY DETERMINE.
=================================================================================================



                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATIONS S-K

                 FORM S-4 -- ITEM NO. AND CAPTION                  PROSPECTUS/PROXY STATEMENT
          ----------------------------------------------   -------------------------------------------
     1.   Forepart of Registration Statement and Outside   Facing Page of Registration Statement;
          Front Cover Page of Prospectus                   Cross Reference Sheet; Cover Page of
                                                           Prospectus
     2.   Inside Front and Outside Back Cover Pages of     Available Information; Incorporation by
          Prospectus                                       Reference; Table of Contents
     3.   Risk Factors, Ratio of Earnings to Fixed         Summary of Joint Proxy Statement and
          Charges and Other Information                    Prospectus
     4.   Terms of the Transaction                         The Merger; Legal Opinions; Incorporation
                                                           by Reference; Description of Cleveland
                                                           Electric Capitalization; Amendment of
                                                           Cleveland Electric Amended Articles
     5.   Pro Forma Financial Information                  Pro Forma Financial Information
     6.   Material Contacts with the Company Being         Relationships Between Cleveland Electric
          Acquired                                         and Toledo Edison
     7.   Additional Information Required for Reoffering   Not Applicable
          by Persons and Parties Deemed to be
          Underwriters
     8.   Interests of Named Experts and Counsel           Not Applicable
     9.   Disclosure of Commission Position on             Indemnification of Cleveland Electric's
          Indemnification for Securities Act Liabilities   Officers and Directors
    10.   Information with Respect to S-3 Registrants      Not Applicable
    11.   Incorporation of Certain Information by          Not Applicable
          Reference
    12.   Information with Respect to S-2 or S-3           The Merger; Pro Forma Financial
          Registrants                                      Information; Description of Cleveland
                                                           Electric's Business; Management's
                                                           Discussion and Analysis of Financial
                                                           Condition and Results of Operations of
                                                           Cleveland Electric; Financial Statements of
                                                           Cleveland Electric; Supplementary Financial
                                                           Information of Cleveland Electric and
                                                           Toledo Edison; Relationships Between
                                                           Cleveland Electric and Toledo Edison
    13.   Incorporation of Certain Information by          Incorporation by Reference
          Reference
    14.   Information with Respect to Registrants Other    Not Applicable
          Than S-3 or S-2 Registrants
    15.   Information with Respect to S-3 Companies        Not Applicable
    16.   Information with Respect to S-2 or S-3           The Merger; Pro Forma Financial
          Companies                                        Information; Description of Toledo Edison's
                                                           Business; Management's Discussion and
                                                           Analysis of Financial Condition and Results
                                                           of Operations of Toledo Edison; Financial
                                                           Statements of Toledo Edison; Supplementary
                                                           Financial Information of Cleveland Electric
                                                           and Toledo Edison; Relationships Between
                                                           Cleveland Electric and Toledo Edison
    17.   Information with Respect to Companies Other      Not Applicable
          Than S-3 or S-2 Companies
    18.   Information if Proxies, Consents or              The Cleveland Electric Special Meeting; The
          Authorizations are to be Solicited               Toledo Edison Special Meeting; Management
                                                           of Cleveland Electric and Toledo Edison;
                                                           Incorporation by Reference
    19.   Information if Proxies, Consents or              Not Applicable
          Authorizations are not to be Solicited or in
          an Exchange Offer

                        [CLEVELAND ELECTRIC LETTERHEAD]

                                                                     , 1994

Dear Preferred Stock Share Owner:

     Attached is your copy of the Joint Proxy Statement and Prospectus and Notice of Special Meeting of the preferred stock share owners of The Cleveland
Electric Illuminating Company. The meeting will be held on                     ,
1994, at 3:30 p.m., at the offices of Centerior Energy Corporation, 6200 Oak Tree Boulevard, Independence, Ohio.

     The purpose of the Special Meeting is to seek your approval of the merger of The Toledo Edison Company with and into your Company by the approval of new Amended Articles of Incorporation of the Company. The new Amended Articles would increase the number of authorized shares of the Company's preferred stock which is necessary to carry out the merger and to provide flexibility to raise funds in the future through the sale of preferred stock. The merger also requires the approval of the preferred stock share owners of Toledo Edison. Toledo Edison
will also hold a meeting of its preferred stock share owners on                ,
1994, to consider the proposed merger. If the merger is consummated, each share of Company preferred stock will continue to remain outstanding without any change in its terms.

     As subsidiaries of Centerior, the Company and Toledo Edison essentially operate as one company since there is common management and control of operations. Your Board of Directors believes the proposed merger is in your best interest because it will enable the companies to achieve additional benefits including further cost reductions.

     Your Board of Directors unanimously recommends that you vote FOR the proposal.

     I urge you to read the Joint Proxy Statement and Prospectus, particularly the summary beginning on page 6. The Joint Proxy Statement and Prospectus more fully explains the reasons for the merger, actions necessary to consummate the merger, certain information concerning the Company and Toledo Edison and other pertinent details. The Joint Proxy Statement and Prospectus also constitutes the Prospectus for the preferred stock shares of the Company to be issued to the preferred stock share owners of Toledo Edison.

     I am sending a similar letter to Toledo Edison preferred stock share owners urging their approval of the merger.

     The proposed merger is extremely important to you as a share owner. Therefore, I urge you to give your immediate attention to the proposal. Please sign and date the enclosed proxy card and return it promptly in the postage-paid envelope provided to help us obtain the votes needed to conduct business at the meeting.

     Your support is appreciated.

                                             Sincerely,

                                             Robert J. Farling

                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

           NOTICE OF SPECIAL MEETING OF PREFERRED STOCK SHARE OWNERS

                                                                          , 1994

To the Preferred Stock Share Owners of
The Cleveland Electric Illuminating Company:

     A special meeting of the Preferred Stock Share Owners of The Cleveland Electric Illuminating Company will be held at the offices of Centerior Energy Corporation, 6200 Oak Tree Boulevard, Independence, Ohio, on
                         , 1994 at 3:30 p.m., Cleveland time, for the purpose of
voting upon the proposal to approve the Amended Articles of Incorporation of The Cleveland Electric Illuminating Company. Holders of record of Preferred Stock at
the close of business on                          , 1994 will be entitled to
vote at the meeting.

     EVIDENCE OF OWNERSHIP OF PREFERRED STOCK AS OF THE RECORD DATE STATED ABOVE WILL BE REQUIRED FOR ADMITTANCE TO THE MEETING.

                                             By Order of the Board of Directors,

                                             E. Lyle Pepin, SECRETARY

                           [TOLEDO EDISON LETTERHEAD]

                                                                     , 1994

Dear Preferred Stock Share Owner:

     Attached is your copy of the Joint Proxy Statement and Prospectus and Notice of Special Meeting of the preferred stock share owners of The Toledo
Edison Company. The meeting will be held on                     , 1994, at 4:30
p.m., at the offices of Centerior Energy Corporation, 6200 Oak Tree Boulevard, Independence, Ohio.

     The purpose of the Special Meeting is to seek your approval of the Agreement of Merger between your Company and The Cleveland Electric Illuminating Company. The merger would result in your Company merging with and into Cleveland Electric and requires the approval of the preferred stock share owners of both companies. Cleveland Electric also will hold a meeting of its preferred stock
share owners on                     , 1994, to consider the proposed merger.

     If the merger is consummated, Company preferred stock will be exchanged for Cleveland Electric preferred stock. Terms of each series of new Cleveland Electric stock into which the Company's preferred stock is to be converted will have the same terms as the Company's preferred stock to be converted with respect to dividend rate and payment dates; voluntary redemption provisions and prices; liquidation, dissolution or winding up preferences; and sinking fund provisions.

     As subsidiaries of Centerior, the Company and Cleveland Electric essentially operate as one company since there is common management and control of operations. Your Board of Directors believes the proposed merger is in your best interest because it will enable the companies to achieve additional benefits including further cost reductions.

     Your Board of Directors unanimously recommends that you vote FOR the proposal.

     I urge you to read the Joint Proxy Statement and Prospectus, particularly the summary beginning on page 6. The Joint Proxy Statement and Prospectus more fully explains the reasons for the merger, actions necessary to consummate the merger, certain information concerning the Company and Cleveland Electric and other pertinent details. The Joint Proxy Statement and Prospectus also constitutes the Prospectus for the preferred stock shares of Cleveland Electric to be issued to the preferred stock share owners of the Company.

     I am sending a similar letter to Cleveland Electric preferred stock share owners urging their approval of the merger.

     The proposed merger is extremely important to you as a share owner. Therefore, I urge you to give your immediate attention to the proposal. Please sign and date the enclosed proxy card and return it promptly in the postage-paid envelope provided to help us obtain the votes needed to conduct business at the meeting.

     Your support is appreciated.

                                             Sincerely,

                                             Robert J. Farling

                           THE TOLEDO EDISON COMPANY

           NOTICE OF SPECIAL MEETING OF PREFERRED STOCK SHARE OWNERS

                                                                          , 1994

To the Preferred Stock Share Owners of
The Toledo Edison Company:

     A special meeting of the Preferred Stock Share Owners of The Toledo Edison Company will be held at the offices of Centerior Energy Corporation, 6200 Oak
Tree Boulevard, Independence, Ohio, on                     , 1994 at 4:30 p.m.,
Cleveland time, for the purpose of voting upon the proposal to approve the Agreement of Merger between the Company and The Cleveland Electric Illuminating Company. Holders of record of Preferred Stock at the close of business on
                    , 1994 will be entitled to vote at the meeting.

     EVIDENCE OF OWNERSHIP OF PREFERRED STOCK AS OF THE RECORD DATE STATED ABOVE WILL BE REQUIRED FOR ADMITTANCE TO THE MEETING.

                                             By Order of the Board of Directors

                                             E. Lyle Pepin, SECRETARY

                             JOINT PROXY STATEMENT
                                       OF
                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
                                      AND
                           THE TOLEDO EDISON COMPANY
                            ------------------------

                                   PROSPECTUS
                                       OF
                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                 SPECIAL MEETINGS OF RESPECTIVE SHARE OWNERS OF
              PREFERRED STOCK TO BE HELD ON                , 1994

     This Joint Proxy Statement and Prospectus relates to the proposed merger ("Merger") of The Toledo Edison Company ("Toledo Edison"), an Ohio corporation, with and into The Cleveland Electric Illuminating Company ("Cleveland Electric"), an Ohio corporation, both of which are wholly owned subsidiaries of Centerior Energy Corporation ("Centerior"), and is being furnished to the Share Owners of Cumulative Preferred Stock of Toledo Edison ("Toledo Edison Preferred Stock") and Serial Preferred Stock of Cleveland Electric ("Cleveland Electric Preferred Stock") in connection with the solicitation of proxies by the Board of Directors of Toledo Edison ("Toledo Edison Board") and the Board of Directors of Cleveland Electric ("Cleveland Electric Board") for use at the special meetings of Toledo Edison Preferred Stock Share Owners ("Toledo Edison Special Meeting") and Cleveland Electric Preferred Stock Share Owners ("Cleveland Electric Special
Meeting") to be held on           , 1994, and at any adjournment or postponement
thereof.

     This Joint Proxy Statement and Prospectus constitutes a prospectus of Cleveland Electric filed as part of the Registration Statement (defined below) with respect to the issuance of the following shares of Cleveland Electric:

up to 160,000 shares of Serial Preferred Stock, $4.25 Series U up to 50,000 shares of Serial Preferred Stock, $4.56 Series V up to 100,000 shares of Serial Preferred Stock, $4.25 Series W up to 100,000 shares of Serial Preferred Stock, $8.32 Series X up to 150,000 shares of Serial Preferred Stock, $7.76 Series Y up to 150,000 shares of Serial Preferred Stock, $7.80 Series Z up to 190,000 shares of Serial Preferred Stock, $10.00 Series AA up to 83,500 shares of Serial Preferred Stock, $9.375 Series BB up to 250,000 shares of Serial Preferred Stock, $8.84 Series CC up to 350,000 shares of Serial Preferred Stock, $9.46 Series DD up to 300,000 shares of Serial Preferred Stock, Adjustable Rate Series EE up to 300,000 shares of Serial Preferred Stock, Adjustable Rate Series FF up to 100,000 shares of Serial Preferred Stock, $11.24 Series GG all to be issued pursuant to the Agreement of Merger, dated as of April 12, 1994 ("Agreement"), between Cleveland Electric and Toledo Edison. A copy of the Agreement is attached to this Joint Proxy Statement and Prospectus as Appendix I and the form of the proposed Amended Articles of Incorporation of Cleveland Electric, the surviving corporation ("Amended Articles"), is included therein as Exhibit B thereto.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     No person is authorized to give any information or to make any representation not contained in this Joint Proxy Statement and Prospectus, and if given or made, such information or representation should not be relied upon as having been authorized. This Joint Proxy Statement and Prospectus does not constitute an offer to sell, or solicitation of an offer to purchase, the securities offered by this Joint Proxy Statement and Prospectus, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Joint Proxy Statement and Prospectus nor any distribution of the securities pursuant to this Joint Proxy Statement and Prospectus shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Joint Proxy Statement and Prospectus.

THE DATE OF THIS JOINT PROXY STATEMENT AND PROSPECTUS IS                , 1994.

                             AVAILABLE INFORMATION

     Cleveland Electric and Toledo Edison are subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act") and accordingly file reports and other information with the Securities and Exchange Commission ("SEC"). Such reports and other information filed with the SEC are available for inspection and copying at the public reference facilities maintained by the SEC at its principal office located at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at its regional offices located at 500 West Madison Street, 14th Floor , Chicago, Illinois 60661-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such documents also may be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office. In addition, such reports and other information concerning Cleveland Electric and Toledo Edison can be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and in the case of Toledo Edison, the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881, on which exchanges certain series of Cleveland Electric Preferred Stock and Toledo Edison Preferred Stock are listed.

     Cleveland Electric has filed with the SEC, under the Securities Act of 1933 ("Securities Act"), a Registration Statement on Form S-4 with respect to the shares of Cleveland Electric Preferred Stock issuable in connection with the Merger ("Registration Statement"). This Joint Proxy Statement and Prospectus does not contain all the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Such Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above.

                           INCORPORATION BY REFERENCE

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. IN THE CASE OF BOTH CLEVELAND ELECTRIC AND TOLEDO EDISON, THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM E. LYLE PEPIN, SECRETARY, C/O CENTERIOR ENERGY CORPORATION, P. O. BOX 94661, CLEVELAND, OHIO 44101-4661, (216) 447-3100. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS
ANY REQUEST SHOULD BE MADE BY           , 1994.

     CLEVELAND ELECTRIC AND TOLEDO EDISON HEREBY UNDERTAKE TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS JOINT PROXY STATEMENT AND PROSPECTUS HAS BEEN DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS REFERRED TO BELOW WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS JOINT PROXY STATEMENT AND PROSPECTUS INCORPORATES. REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO THE PERSON INDICATED ABOVE.

     The following documents, heretofore filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference:

          1. The combined Annual Report on Form 10-K for the year ended December 31, 1993 filed by Centerior, Cleveland Electric and Toledo Edison ("Form 10-K").

             The reports of Arthur Andersen LLP on the financial statements and schedules of Cleveland Electric and Toledo Edison as of December 31, 1993 and for the three years then ended, included in the Form 10-K and incorporated by reference in this Registration Statement, include an explanatory paragraph that describes changes made in the methods of accounting for nuclear plant depreciation in 1991 and for postretirement benefits other than pensions in 1993, as discussed in Notes 1 and 9 to each of the companies' financial statements.

          2. The combined Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994 filed by Centerior, Cleveland Electric and Toledo Edison ("Forms 10-Q").

          3. The combined Current Report on Form 8-K dated August 26, 1994 filed by Centerior, Cleveland Electric and Toledo Edison ("Form 8-K").

     All documents filed by Cleveland Electric or Toledo Edison pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the dates of the Cleveland Electric Special Meeting and the Toledo Edison Special Meeting shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. All information appearing in this Joint Proxy Statement and Prospectus is qualified in its entirety by the detailed information and financial statements (including notes thereto) appearing in the documents incorporated by reference. Although the Form 10-K, Forms 10-Q and Form 8-K contain information and financial statements related to Centerior, such information shall not be deemed to be incorporated by reference herein.


                               TABLE OF CONTENTS

                                                                                      PAGE
                                                                                   ----------
AVAILABLE INFORMATION...........................................................         2
INCORPORATION BY REFERENCE......................................................         2
SUMMARY OF JOINT PROXY STATEMENT AND PROSPECTUS.................................         6
     The Companies..............................................................         6
     The Special Meetings.......................................................         6
     The Merger.................................................................         6
     Recommendation.............................................................         7
     Tax Consequences...........................................................         7
     Share Owner Matters........................................................         7
     Exchange of Certificates...................................................         8
     Regulatory Matters.........................................................         8
     Accounting Treatment.......................................................         8
     Market Information.........................................................         9
     Summary of Financial Information...........................................        10
INTRODUCTION....................................................................        12
THE SPECIAL MEETINGS............................................................        12
     The Cleveland Electric Special Meeting.....................................        12
     The Toledo Edison Special Meeting..........................................        13
THE MERGER......................................................................        14
     General....................................................................        14
     Reasons for the Merger.....................................................        14
     Recommendations of the Boards of Directors.................................        15
     Determination of Exchange Ratios...........................................        15
     The Agreement..............................................................        15
     Tax Consequences...........................................................        18
     Exchange of Certificates...................................................        19
     Regulatory Requirements....................................................        20
     Accounting Treatment.......................................................        21
     Dissenters' Rights.........................................................        21
     Stock Exchange Listing.....................................................        22
     Federal Securities Laws Consequences.......................................        22
PRO FORMA FINANCIAL INFORMATION.................................................        23
BUSINESSES OF THE COMPANIES.....................................................        27
     Description of Cleveland Electric's Business...............................        27
     Description of Toledo Edison's Business....................................        27
     Management of Cleveland Electric and Toledo Edison.........................        27
     Security Ownership of Certain Beneficial Owners and Management of Cleveland
      Electric and Toledo Edison................................................        27
     Management's Discussion and Analysis of Financial Condition and Results of
      Operations of Cleveland Electric..........................................        28
     Financial Statements of Cleveland Electric.................................        34
     Management's Discussion and Analysis of Financial Condition and Results of
      Operations of Toledo Edison...............................................        56
     Financial Statements of Toledo Edison......................................        62
     Supplementary Information of Cleveland Electric and Toledo Edison..........        84
     Relationships Between Cleveland Electric and Toledo Edison.................        99
AMENDMENT OF CLEVELAND ELECTRIC AMENDED ARTICLES................................        99
DESCRIPTION OF CLEVELAND ELECTRIC CAPITALIZATION................................        99

                                                                                      PAGE
                                                                                   ----------
     General....................................................................        99
     Preferred Stock............................................................       100
     First Mortgage and First Mortgage Bonds....................................       101
     Subordinate Mortgage.......................................................       102
DESCRIPTION OF TOLEDO EDISON CAPITALIZATION.....................................       102
     General....................................................................       102
     Preferred Stock............................................................       102
     First Mortgage and First Mortgage Bonds....................................       103
     Subordinate Mortgage.......................................................       104
SURVIVING CORPORATION SECURED DEBT OBLIGATIONS..................................       104
LEGAL OPINIONS..................................................................       105
EXPERTS.........................................................................       105
PROXY SOLICITATION EXPENSES.....................................................       105
INDEMNIFICATION OF CLEVELAND ELECTRIC'S OFFICERS AND
  DIRECTORS.....................................................................       105
APPENDIX I Agreement of Merger..................................................       108
APPENDIX II Statutory Dissenters' Rights........................................       170

                SUMMARY OF JOINT PROXY STATEMENT AND PROSPECTUS

     THE FOLLOWING IS A SUMMARY OF CERTAIN IMPORTANT TERMS OF THE MERGER AND RELATED INFORMATION. THIS SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION APPEARING IN THIS JOINT PROXY STATEMENT AND PROSPECTUS AND THE APPENDICES.

                                 THE COMPANIES

EXECUTIVE OFFICES AND MAILING ADDRESSES

     The mailing address of the principal executive offices of Cleveland Electric is P. O. Box 5000, Cleveland, Ohio 44101, and the telephone number is
(216) 622-9800. The mailing address of the principal executive offices of Toledo Edison is 300 Madison Avenue, Toledo, Ohio 43652, and the telephone number is
(419) 249-5000. The mailing address of the principal executive offices of Centerior is P.O. Box 94661, Cleveland, Ohio 44101, and the telephone number is
(216) 447-3100.

CLEVELAND ELECTRIC

     Cleveland Electric was incorporated under the laws of the State of Ohio in 1892 and is a public utility engaged primarily in the generation, purchase, transmission, distribution and sale of electric energy in an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. Cleveland Electric serves approximately 748,000 customers and derives approximately 75% of its total electric revenue from customers outside the City of Cleveland. During the twelve months ended June 30, 1994, nearly all of Cleveland Electric's operating revenues were derived from the sale of electric energy.

TOLEDO EDISON

     Toledo Edison was incorporated under the laws of the State of Ohio in 1901 and is a public utility engaged primarily in the generation, purchase, transmission, distribution and sale of electric energy in an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. Toledo Edison serves approximately 285,000 customers and derives approximately 55% of its total electric revenue from customers outside the City of Toledo. During the twelve months ended June 30, 1994, nearly all of Toledo Edison's operating revenues were derived from the sale of electric energy.

CENTERIOR

     Centerior is a public utility holding company incorporated under the laws of the State of Ohio in 1985 which is exempt from the Public Utility Holding Company Act of 1935 ("PUHCA"). Centerior owns 100% of the common stock of Cleveland Electric ("Cleveland Electric Common Stock"), Toledo Edison ("Toledo Edison Common Stock") and Centerior Service Company ("Centerior Service"), a subsidiary of Centerior that was incorporated under the laws of the State of Ohio in 1986 for the purpose of handling the administrative functions of Cleveland Electric and Toledo Edison.

                              THE SPECIAL MEETINGS

     The Cleveland Electric Special Meeting will be held at 3:30 p.m., Cleveland
time, on           ,           , 1994. The Toledo Edison Special Meeting will be
held at 4:30 p.m., Cleveland time, on           ,           , 1994. Both
meetings will take place at the offices of Centerior, 6200 Oak Tree Boulevard, Independence, Ohio.

                                   THE MERGER

GENERAL

     The Agreement provides for the merger of Toledo Edison with and into Cleveland Electric. All of the outstanding Toledo Edison Common Stock will be converted into additional shares of Cleveland Electric Common Stock, the Toledo Edison Preferred Stock Share Owners will become Cleveland Electric Preferred

Stock Share Owners and all of the outstanding Cleveland Electric Common Stock following the Merger will be held by Centerior. The name of Cleveland Electric may be changed following consummation of the Merger.

EXCHANGE RATIO

     Each share of Toledo Edison $100 Par Value Preferred Stock outstanding immediately prior to the Merger will, upon consummation of the Merger, be converted into one share of Cleveland Electric Preferred Stock. Each share of Toledo Edison $25 Par Value Preferred Stock outstanding immediately prior to the Merger will, upon consummation of the Merger, be converted into one-fourth of one share of Cleveland Electric Preferred Stock. Holders of Toledo Edison $25 Par Value Preferred Stock will receive cash in lieu of fractional shares.

RIGHTS TO TERMINATE

     The Agreement is subject to termination and abandonment under certain conditions. See "The Merger -- The Agreement -- Termination."

REASONS FOR THE MERGER

     The Boards of Directors and managements of Centerior, Cleveland Electric and Toledo Edison believe that the Merger will enable the companies to achieve further cost reductions and allow more effective programs. See "The Merger -- Reasons for the Merger".

                                 RECOMMENDATION

     THE BOARDS OF DIRECTORS OF CENTERIOR, CLEVELAND ELECTRIC AND TOLEDO EDISON HAVE UNANIMOUSLY APPROVED THE MERGER AND THE AMENDED ARTICLES AND RECOMMEND THAT THE TOLEDO EDISON PREFERRED STOCK SHARE OWNERS VOTE FOR THE PROPOSAL TO ADOPT THE AGREEMENT AND THAT THE CLEVELAND ELECTRIC PREFERRED STOCK SHARE OWNERS VOTE FOR THE PROPOSAL TO ADOPT THE AMENDED ARTICLES. SEE "THE MERGER -- RECOMMENDATIONS OF THE BOARDS OF DIRECTORS".

                                TAX CONSEQUENCES

     It is contemplated that the Merger will qualify as a tax-free reorganization under sec.368(a)(1)(A) of the Internal Revenue Code of 1986, as amended ("Code"). Assuming the Merger so qualifies, then for federal income tax purposes, Toledo Edison Preferred Stock Share Owners whose shares are converted into Cleveland Electric Preferred Stock in the Merger will recognize no gain or loss as a result of the conversion (except in connection with any cash received in lieu of a fractional share), and the holding period and basis applicable to Cleveland Electric Preferred Stock received in the Merger will be the same as the holding period (assuming Toledo Edison Preferred Stock was a capital asset in its holder's hands) and basis (disregarding cash received in lieu of a fractional share) attributable to the Toledo Edison Preferred Stock that was held by such holder and converted in the Merger.

     Cleveland Electric and Toledo Edison Preferred Stock have been exempt from existing Pennsylvania personal property taxes. This exemption will continue following the consummation of the Merger. See "The Merger -- Tax Consequences".

     CLEVELAND ELECTRIC AND TOLEDO EDISON PREFERRED STOCK SHARE OWNERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS.

                              SHARE OWNER MATTERS

SHARE OWNER APPROVALS

     The affirmative vote of holders of 66 2/3% of the voting power of the outstanding shares of Toledo Edison Preferred Stock is required for approval and adoption of the Agreement. Centerior's, Cleveland Electric's and

Toledo Edison's directors, officers and their affiliates own none of the outstanding Toledo Edison Preferred Stock.

     The affirmative vote of the holders of a majority of the outstanding shares of Cleveland Electric Preferred Stock is required for approval and adoption of the Amended Articles. Such Amended Articles increase the authorized number of shares of Cleveland Electric Preferred Stock, which action is necessary in order to carry out the Merger. Centerior's, Cleveland Electric's and Toledo Edison's directors, officers and their affiliates own none of the outstanding Cleveland Electric Preferred Stock.

     Centerior, as the owner of 100% of the outstanding Common Stock of both Cleveland Electric and Toledo Edison, has already voted those shares for the approval and adoption of the Agreement and the Amended Articles.

DISSENTERS' RIGHTS

     Any holder of record of Toledo Edison Preferred Stock as of the close of
business on           , 1994 ("Toledo Edison Record Date") whose shares are not
voted in favor of the Agreement is entitled, if the Merger is consummated, to be paid the fair cash value of such shares held by him or her on the Toledo Edison Record Date, provided he or she serves a written demand upon the issuer of such shares not later than ten days after the date of the Toledo Edison Special Meeting and provided he or she otherwise complies with Section 1701.85 of the Ohio Revised Code. Under the Ohio Revised Code, Cleveland Electric Preferred Stock Share Owners do not have such dissenters' rights. See "The Merger -- Dissenters' Rights".

                            EXCHANGE OF CERTIFICATES

     After consummation of the Merger, Toledo Edison Preferred Stock Share Owners will receive a letter of transmittal ("Letter of Transmittal") for use in submitting their stock certificates in exchange for certificates representing shares of Cleveland Electric Preferred Stock. Toledo Edison Preferred Stock Share Owners should not submit their certificates until they receive the Letter of Transmittal. See "The Merger -- Exchange of Certificates".

                               REGULATORY MATTERS

     Various aspects of the Merger are subject to the approval of the Federal Energy Regulatory Commission ("FERC"), the U.S. Nuclear Regulatory Commission ("NRC"), The Public Utilities Commission of Ohio ("PUCO") and other regulatory authorities. Applications for approval have been filed with those authorities. The Pennsylvania Public Utility Commission ("PaPUC") has issued an order approving the Merger. See "The Merger -- Regulatory Requirements".

                              ACCOUNTING TREATMENT

     The Merger will be treated for accounting purposes in a manner similar to a "pooling of interests." See "The Merger -- Accounting Treatment".

                               MARKET INFORMATION

     On March 24, 1994, the day prior to the announcement of the Merger, the closing sale price for each series of Cleveland Electric Preferred Stock as reported by the New York Stock Exchange or the estimated sale price for each series publicly traded but not listed on an exchange was as follows:

                         SERIES                   MARKET PRICE
                     --------------            ------------------
                           A                        $83 1/2
                           B                          $86
                           C                   Private Placement
                           E                   Private Placement
                           L                        $91 1/2
                           M                       $96 1/4(1)
                           N                       $99 1/2(1)
                           Q                   Private Placement
                           R                        $830(1)
                           S                        $840(1)
                           T                       $24 1/4(2)

     On March 24, 1994, the day prior to the announcement of the Merger, the closing sale price for each series of Toledo Edison Preferred Stock as reported on the American Stock Exchange (for the $100 Par Value Series), the New York Stock Exchange (for the $25 Par Value Series) or the estimated sale price for each series publicly traded but not listed on an exchange was as follows:

                         SERIES                   MARKET PRICE
                     --------------            ------------------
$100 par value
                         4 1/4%                    $47 3/4(3)
                         4.25%                     $40 1/2(1)
                         4.56%                     $43 5/8(1)
                         7.76%                      $85 1/2
                         7.80%                       $76(1)
                         8.32%                      $91 1/8
                         9 3/8%                Private Placement
                          10%                       $101(4)
$25 par value
                         8.84%                      $24 1/4
                         $2.365                     $25 3/4
                         $2.81                      $26 3/8
                      Adjustable A                  $23 1/2
                      Adjustable B                  $23 1/2

- ---------------

(1) Estimated market price based on the sale prices of comparable securities.
(2) Closing price on the $25 par value Depositary Shares, Series A.
(3) Closing price on March 22, 1994. There were no sales on March 23, 1994 or March 24, 1994.
(4) Closing price on March 17, 1994. There were no sales between March 18, 1994 and March 24, 1994.

                        SUMMARY OF FINANCIAL INFORMATION

     The following tables present selected historical and pro forma combined financial information for Cleveland Electric and Toledo Edison. The Cleveland Electric and the Toledo Edison historical data for the five one-year periods each ended December 31 is taken or derived from the audited financial statements of Cleveland Electric and Toledo Edison, respectively. The rest of the data in the tables and the related notes are unaudited.

                                                                                                              SIX MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                     -----------------------
                                               -------------------------------------------------------     JUNE 30,      JUNE 30,
                                                1989        1990        1991        1992        1993         1993          1994
                                               -------     -------     -------     -------     -------     ---------     ---------
                                                                    (MILLIONS OF DOLLARS, EXCEPT FOR RATIOS)
CLEVELAND ELECTRIC -- HISTORICAL
Income Statement Data:
  Operating revenues.......................    $ 1,634     $ 1,691     $ 1,826     $ 1,743     $ 1,751      $   839       $   823
  Net income (loss)........................        250         243         246         205        (587)          63            71
  Preferred and preference dividend
    requirements...........................         40          37          36          41          45           21            23
  Ratio of earnings to fixed charges and
    preferred and preference stock
    dividends..............................       1.80        1.70        1.80        1.61          (a)        1.30          1.35
Balance Sheet Data at End of Period:
  Total assets.............................    $ 7,546     $ 7,821     $ 7,942     $ 8,123     $ 7,159      $ 8,103       $ 7,086
  Long-term debt...........................      2,336       2,632       2,683       2,515       2,793        2,804         2,636
  Preferred stock:
    With mandatory redemption provisions...        212         171         268         314         285          296           256
    Without mandatory redemption
      provisions...........................        217         217         217         144         241          241           241
  Common stock equity......................      1,828       1,884       1,898       1,865       1,040        1,822         1,057
TOLEDO EDISON -- HISTORICAL
Income Statement Data:
  Operating revenues.......................    $   866     $   863     $   887     $   845     $   871      $   425       $   433
  Net income (loss)........................         92          81          50          71        (289)          38            38
  Preferred dividend requirements..........         25          25          25          24          23           12            10
  Ratio of earnings to fixed charges and
    preferred stock dividends..............       1.34        1.22        1.14        1.25          (b)        1.28          1.30
Balance Sheet Data at End of Period:
  Total assets.............................    $ 4,051     $ 3,913     $ 3,926     $ 3,939     $ 3,510      $ 3,962       $ 3,487
  Long-term debt...........................      1,197       1,097       1,158       1,178       1,225        1,242         1,176
  Preferred stock:
    With mandatory redemption provisions...         69          66          64          50          28           48            27
    Without mandatory redemption
      provisions...........................        210         210         210         210         210          210           210
  Common stock equity......................        898         881         888         935         623          961           650
PRO FORMA -- CLEVELAND ELECTRIC AND TOLEDO
  EDISON COMBINED
Income Statement Data:
  Operating revenues.......................    $ 2,364     $ 2,430     $ 2,561     $ 2,439     $ 2,475      $ 1,188       $ 1,184
  Net income (loss)........................        331         324         296         276        (876)         101           109
  Preferred and preference dividend
    requirements...........................         66          62          61          65          68           33            33
  Ratio of earnings to fixed charges and
    preferred and preference stock
    dividends..............................       1.57        1.49        1.52        1.46          (c)        1.29          1.33
Balance Sheet Data at End of Period:
  Total assets.............................    $11,450     $11,689     $11,816     $12,011     $10,640      $12,022       $10,515
  Long-term debt...........................      3,534       3,729       3,841       3,694       4,019        4,046         3,812
  Preferred stock:
    With mandatory redemption provisions...        281         237         332         364         313          344           283
    Without mandatory redemption
      provisions...........................        427         427         427         354         451          451           451
  Common stock equity......................      2,726       2,765       2,785       2,799       1,662        2,783         1,707

- ---------------

(a) Not meaningful due to net loss. For the year ended December 31, 1993, the net loss before income taxes, fixed charges and preferred dividends was $501,503,000. Fixed charges and preferred dividends during the period were $397,114,000. The net loss before income taxes and fixed charges and preferred dividends included write-offs of $986,036,000 related to Cleveland Electric's investment in Perry Unit 2 and phase-in plan deferred charges, and other charges of $78,675,000 attributable to an early retirement program. Excluding these write-offs and other charges, the ratio of earnings to fixed charges and preferred dividends would have been 1.40.

(b) Not meaningful due to a net loss. For the year ended December 31, 1993, the net loss before income taxes, fixed charges and preferred dividends was $195,267,000. Fixed charges and preferred dividends during the period were $266,626,000. The net loss before income taxes and fixed charges and preferred dividends included write-offs of $473,200,000 related to Toledo Edison's investment in Perry Unit 2 and phase-in plan deferred charges, and other charges of $55,695,000 attributable to an early retirement program. Excluding these write-offs and other charges, the ratio of earnings to fixed charges and preferred dividends would have been 1.27.

(c) Not meaningful due to a net loss. For the year ended December 31, 1993, the net loss before income taxes, fixed charges and preferred dividends was $696,770,000. Such fixed charges and preferred dividends during the period were $663,646,000. The net loss before income taxes and fixed charges and preferred dividends included write-offs of $1,459,236,000 related to Cleveland Electric's and Toledo Edison's investments in Perry Unit 2 and phase-in plan deferred charges. Other charges of $134,370,000 attributable to an early retirement program also contributed to the net loss. Excluding these write-offs and other charges, the ratio of earnings to fixed charges and preferred dividends would have been 1.35.

See "Pro Forma Financial Information".

                                  INTRODUCTION

     This Joint Proxy Statement and Prospectus is being furnished to the Cleveland Electric Preferred Stock Share Owners and the Toledo Edison Preferred Stock Share Owners in connection with the solicitation of proxies by the Cleveland Electric Board from holders of Cleveland Electric Preferred Stock, for use at the Cleveland Electric Special Meeting, and the solicitation of proxies by the Toledo Edison Board from holders of Toledo Edison Preferred Stock, for use at the Toledo Edison Special Meeting. The purpose of the Toledo Edison Special Meeting is to act upon a proposal to approve the Merger of Cleveland Electric and Toledo Edison. The Merger will result in Toledo Edison merging with and into Cleveland Electric, and the Toledo Edison Preferred Stock Share Owners becoming Cleveland Electric Preferred Stock Share Owners. The purpose of the Cleveland Electric Special Meeting is to act upon a proposal to approve the Amended Articles, increasing the number of authorized shares of Cleveland Electric Preferred Stock. Such increase is necessary in order to be able to carry out the Merger.

     The Merger is to be effected pursuant to the Agreement, dated as of April 12, 1994, between Cleveland Electric and Toledo Edison. A copy of the Agreement is attached to this Joint Proxy Statement and Prospectus as Appendix I and the form of the proposed Amended Articles is included therein as Exhibit B thereto.

     No business will be presented for consideration at the Cleveland Electric Special Meeting or the Toledo Edison Special Meeting other than the matters described in this Joint Proxy Statement and Prospectus.

                              THE SPECIAL MEETINGS

                     THE CLEVELAND ELECTRIC SPECIAL MEETING

PLACE, TIME AND DATE

     The Cleveland Electric Special Meeting will take place at the offices of Centerior, 6200 Oak Tree Boulevard, Independence, Ohio, at 3:30 p.m., Cleveland
time, on                , 1994. This Joint Proxy Statement and Prospectus is
being sent to Cleveland Electric Preferred Stock Share Owners and accompanies a form of proxy which is being solicited by the Cleveland Electric Board for use at the Cleveland Electric Special Meeting and at any adjournment or postponement thereof.

MATTER TO BE CONSIDERED

     At the Cleveland Electric Special Meeting, Cleveland Electric Preferred Stock Share Owners will vote on a proposal to adopt the Amended Articles that will increase the total number of authorized shares of Cleveland Electric Preferred Stock by 11,000,000 shares to a total of 15,000,000 shares. For a summary of the changes in the Amended Articles to be effected, see "Amendment of Cleveland Electric Amended Articles".

CLEVELAND ELECTRIC RECORD DATE; VOTE REQUIRED

     The Cleveland Electric Board unanimously approved the Merger and authorized the execution of the Agreement on March 24, 1994, and has fixed the close of
business on                          as the Cleveland Electric record date
("Cleveland Electric Record Date"). Only holders of record of shares of Cleveland Electric Preferred Stock at the close of business on the Cleveland Electric Record Date will be entitled to vote at the Cleveland Electric Special Meeting. At the close of business on such date, there were outstanding and
entitled to vote at the Cleveland Electric Special Meeting           shares of
Cleveland Electric Preferred Stock.

     Each holder of record of shares of Cleveland Electric Preferred Stock on the Cleveland Electric Record Date will be entitled to cast one vote per share on the proposal to be considered at the Cleveland Electric Special Meeting. Such vote may be exercised in person or by properly executed proxy.

     The affirmative vote of holders of a majority of the outstanding shares of Cleveland Electric Preferred Stock is required to approve and adopt the Amended Articles.

PROXIES

     Shares of Cleveland Electric Preferred Stock, holders of which are entitled to vote at the Cleveland Electric Special Meeting and which are represented by properly executed proxies, will, unless such proxies have been revoked, be voted in accordance with the instructions indicated in such proxies. If no contrary instructions are indicated, such shares will be voted for the adoption and approval of the Amended Articles. In addition to soliciting proxies by mail, directors, officers and employees of Centerior Service, without receiving additional compensation therefor, may solicit proxies by telephone, by electronic communication or in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of Cleveland Electric Preferred Stock held of record by such persons, and Cleveland Electric will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith. Cleveland Electric has retained Morrow & Company to aid in the solicitation of proxies. The fee of such firm (including the fee for solicitation of proxies from Toledo Edison Preferred Stock Share Owners) is estimated to be $25,000 plus reimbursement for out-of-pocket costs and expenses. A Cleveland Electric Preferred Stock Share Owner who has given a proxy may revoke it any time prior to its exercise at such meeting by delivering to the Secretary of Cleveland Electric a notice of revocation or a duly executed proxy bearing a later date or by attending such meeting and voting in person.

                       THE TOLEDO EDISON SPECIAL MEETING

PLACE, TIME AND DATE

     The Toledo Edison Special Meeting will take place at the offices of Centerior, 6200 Oak Tree Boulevard, Independence, Ohio, at 4:30 p.m., Cleveland
time, on                , 1994. This Joint Proxy Statement and Prospectus is
being sent to Toledo Edison Preferred Stock Share Owners and accompanies a form of proxy which is being solicited by the Toledo Edison Board for use at the Toledo Edison Special Meeting and at any adjournment or postponement thereof.

MATTER TO BE CONSIDERED

     At the Toledo Edison Special Meeting, Toledo Edison Preferred Stock Share Owners will vote on a proposal to adopt the Agreement.

TOLEDO EDISON RECORD DATE; VOTE REQUIRED

     The Toledo Edison Board unanimously approved the Merger and authorized the execution of the Agreement on March 24, 1994, and has fixed the close of
business on                          as the Toledo Edison Record Date. Only
holders of record of shares of Toledo Edison Preferred Stock at the close of business on the Toledo Edison Record Date will be entitled to vote at the Toledo Edison Special Meeting. At the close of business on such date, there were outstanding and entitled to vote at the Toledo Edison Special Meeting shares of Toledo Edison Preferred Stock.

     Each holder of record of shares of Toledo Edison $100 Par Value Preferred Stock on the Toledo Edison Record Date will be entitled to cast one vote per share on the proposal to be considered at the Toledo Edison Special Meeting. Each holder of record of shares of Toledo Edison $25 Par Value Preferred Stock on the Toledo Edison Record Date will be entitled to cast one-fourth of one vote per share on the proposal to be considered at the Toledo Edison Special Meeting. Such votes may be exercised in person or by properly executed proxy.

     The affirmative vote of holders of 66 2/3% of the voting power of the outstanding shares of Toledo Edison Preferred Stock is required to approve and adopt the Agreement.

PROXIES

     Shares of Toledo Edison Preferred Stock, holders of which are entitled to vote at the Toledo Edison Special Meeting and which are represented by properly executed proxies, will, unless such proxies have been revoked, be voted in accordance with the instructions indicated in such proxies. If no contrary instructions are indicated, such shares will be voted for the adoption and approval of the Agreement. In addition to soliciting proxies by mail, directors, officers and employees of Centerior Service, without receiving additional compensation therefor, may solicit proxies by telephone, by electronic communication or in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of Toledo Edison Preferred Stock held of record by such persons, and Toledo Edison will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith. Toledo Edison has retained Morrow & Company to aid in the solicitation of proxies. The fee of such firm (including the fee for solicitation of proxies from Cleveland Electric Preferred Stock Share Owners) is estimated to be $25,000 plus reimbursement for out-of-pocket costs and expenses. A Toledo Edison Preferred Stock Share Owner who has given a proxy may revoke it any time prior to its exercise at such meeting by delivering to the Secretary of Toledo Edison a notice of revocation or a duly executed proxy bearing a later date or by attending such meeting and voting in person.

                                   THE MERGER

                                    GENERAL

     The information contained in this Joint Proxy Statement and Prospectus with respect to the Merger is qualified in its entirety by reference to the Agreement (Appendix I) and the Amended Articles (Exhibit B to the Agreement).

     The Merger will be effected by the merger of Toledo Edison with and into Cleveland Electric. Cleveland Electric will be the surviving corporation. The Merger will become effective upon the filing by Cleveland Electric and Toledo Edison with the Secretary of State of Ohio of the Certificate of Merger. At such Effective Time, pursuant to the Agreement, each share of Toledo Edison Common Stock and Toledo Edison Preferred Stock outstanding immediately prior to the Effective Time (other than shares of Toledo Edison Preferred Stock held by Share Owners who properly exercise their dissenters' rights) will be converted (a) in the case of Toledo Edison Common Stock, into one one-hundredth of a share of newly issued Cleveland Electric Common Stock; (b) in the case of Toledo Edison $100 Par Value Preferred Stock, into one share of newly issued Cleveland Electric Preferred Stock; and (c) in the case of Toledo Edison $25 Par Value Preferred Stock, into one-fourth of one share of Cleveland Electric Preferred Stock.

     No fractional shares of Cleveland Electric Common Stock or Cleveland Electric Preferred Stock will be issued, but Toledo Edison Preferred Stock Share Owners who would otherwise be entitled to receive fractional shares will receive cash in lieu thereof.

     All shares of Cleveland Electric Common Stock and Cleveland Electric Preferred Stock outstanding immediately prior to the Effective Time will remain outstanding, as such, following the Effective Time.

                             REASONS FOR THE MERGER

     The Boards of Directors of Cleveland Electric and Toledo Edison believe that the merger will allow additional benefits which cannot be achieved because of the two separate corporate identities. In addition to the corporate simplification that will be achieved upon consummation of the Merger, costs will be reduced by eliminating (a) two sets of financial records and preparation of two sets of audited financial statements, annual reports and tax returns; (b) separate base rate cases and fuel recovery cases; (c) separate financings; and
(d) separate corporate records. In addition, corporate simplification should lead to a better understanding among security analysts, and, therefore, a perception of reduced business risk and a corresponding lower cost of capital. Also, stronger and more effective advertising and marketing programs will be possible from a combined company.

                   RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

CLEVELAND ELECTRIC

     On March 24, 1994, the Cleveland Electric Board unanimously approved the Agreement, including the Amended Articles attached thereto as Exhibit B, and authorized the registration and issuance of additional Cleveland Electric Preferred Stock to be issued in the Merger.

     THE CLEVELAND ELECTRIC BOARD HAS UNANIMOUSLY APPROVED THE AGREEMENT AND BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF ITS SHARE OWNERS. THE CLEVELAND ELECTRIC BOARD RECOMMENDS A VOTE FOR THE PROPOSAL TO ADOPT AND APPROVE THE AMENDED ARTICLES IN ORDER TO ENABLE THE ISSUANCE OF SHARES OF CLEVELAND ELECTRIC PREFERRED STOCK IN THE MERGER.

TOLEDO EDISON

     On March 24, 1994, the Toledo Edison Board unanimously approved the Agreement.

     THE TOLEDO EDISON BOARD HAS UNANIMOUSLY APPROVED THE AGREEMENT AND BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF ITS SHARE OWNERS. THE TOLEDO EDISON BOARD RECOMMENDS A VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE AGREEMENT.

                        DETERMINATION OF EXCHANGE RATIOS

     One share of Cleveland Electric Preferred Stock will be issued for each outstanding share of Toledo Edison $100 Par Value Preferred Stock in the Merger. One-fourth of one share of Cleveland Electric Preferred Stock will be issued for each outstanding share of Toledo Edison $25 Par Value Preferred Stock in the Merger. Specific series of Cleveland Electric Preferred Stock are established in the proposed Amended Articles to reflect, as nearly as practicable, the terms of the outstanding shares of Toledo Edison Preferred Stock with respect to dividend rate and payment dates; voluntary redemption provisions and prices; liquidation, dissolution or winding up preferences; and sinking fund provisions. In the case of the Cleveland Electric Preferred Stock to be issued upon conversion of the Toledo Edison $25 Par Value Preferred Stock, the applicable numbers have been adjusted by a factor of four, to take into account the issuance of one-fourth of one share of Cleveland Electric Preferred Stock upon conversion of each share of Toledo Edison $25 Par Value Preferred Stock.

                                 THE AGREEMENT

GENERAL TERMS AND CONDITIONS

     In addition to the provisions of the Agreement discussed elsewhere in this Joint Proxy Statement and Prospectus, the Agreement provides for the matters discussed in this section. All discussion of the Agreement is qualified in its entirety by reference to the provisions of the Agreement, which is attached as Appendix I to this Joint Proxy Statement and Prospectus.

     The Agreement contemplates the adoption by the Share Owners of Cleveland Electric of the Amended Articles. Such adoption is necessary in order to give Cleveland Electric sufficient authorized Preferred Stock to carry out the Merger, and therefore the Merger is conditioned upon the adoption of the Amended Articles.

     The Agreement provides that the Regulations of Cleveland Electric prior to the Merger shall continue in effect after the Merger until amended as provided by law.

     The Agreement provides for the closing of the Merger on the second business day after all of the conditions to the Merger have been fulfilled or waived.

     The Agreement provides for the conversion of the outstanding shares of Toledo Edison Preferred Stock as follows:

     1. Each outstanding share of Toledo Edison $100 Par Value Preferred Stock shall be converted into one share of Cleveland Electric Preferred Stock as follows:



         a.   Toledo Edison 4 1/4% Preferred Stock into Cleveland Electric Preferred Stock,
              $4.25 Series U;
         b.   Toledo Edison 4.56% Preferred Stock into Cleveland Electric Preferred Stock, $4.56
              Series V;
         c.   Toledo Edison 4.25% Preferred Stock into Cleveland Electric Preferred Stock, $4.25
              Series W;
         d.   Toledo Edison 8.32% Preferred Stock into Cleveland Electric Preferred Stock, $8.32
              Series X;
         e.   Toledo Edison 7.76% Preferred Stock into Cleveland Electric Preferred Stock, $7.76
              Series Y;
         f.   Toledo Edison 7.80% Preferred Stock into Cleveland Electric Preferred Stock, $7.80
              Series Z;
         g.   Toledo Edison 10% Preferred Stock into Cleveland Electric Preferred Stock, $10.00
              Series AA; and
         h.   Toledo Edison 9 3/8% Preferred Stock into Cleveland Electric Preferred Stock,
              $9.375 Series BB.

     2. Each outstanding share of Toledo Edison $25 Par Value Preferred Stock shall be converted into one-fourth of one share of Cleveland Electric Preferred Stock as follows:

         a.   Toledo Edison 8.84% Preferred Stock into Cleveland Electric Preferred Stock, $8.84
              Series CC;
         b.   Toledo Edison $2.365 Preferred Stock into Cleveland Electric Preferred Stock,
              $9.46 Series DD;
         c.   Toledo Edison Adjustable Rate Preferred Stock, Series A, into Cleveland Electric
              Preferred Stock, Adjustable Rate Series EE;
         d.   Toledo Edison Adjustable Rate Preferred Stock, Series B, into Cleveland Electric
              Preferred Stock, Adjustable Rate Series FF; and
         e.   Toledo Edison $2.81 Preferred Stock into Cleveland Electric Preferred Stock,
              $11.24 Series GG.

     Terms of the respective series of Cleveland Electric Preferred Stock into which the Toledo Edison Preferred Stock is to be converted in the Merger have been designed to reflect the respective terms of the outstanding Toledo Edison Preferred Stock.

     The following provisions applicable to the outstanding Toledo Edison Preferred Stock will not be applicable to the Cleveland Electric Preferred Stock to be issued in the Merger because these provisions, although they were terms of the Toledo Edison Preferred Stock, are not terms of the Cleveland Electric Preferred Stock:

     1. The Toledo Edison Preferred Stock is par value stock ($100 as to some series and $25 as to other series). The Cleveland Electric Preferred Stock is without par value.

     2. The Amended Articles of Incorporation of Toledo Edison limit the issuance of additional Toledo Edison Preferred Stock, without the approval of two-thirds of the voting power of Toledo Edison Preferred Stock, unless certain net income and capital tests are met. At the present time such tests are not met, and therefore Toledo Edison is not permitted to issue additional Preferred Stock. No comparable limitation applies to the issuance of additional Cleveland Electric Preferred Stock.

     3. The Amended Articles of Incorporation of Toledo Edison limit a merger of another corporation into Toledo Edison, unless approved by the SEC under the PUHCA, or approved by a majority of the voting power of Toledo Edison Preferred Stock. No comparable limitation applies to a merger into Cleveland Electric.

     4. The Amended Articles of Incorporation of Toledo Edison limit a consolidation of Toledo Edison or its merger into another corporation, unless approved by the SEC under the PUHCA, or approved by a majority of the voting power of Toledo Edison Preferred Stock. Such a consolidation or merger is permitted in the case of Cleveland Electric, without a vote of the Cleveland Electric Preferred Stock Share Owners, if the corporation resulting from such consolidation or merger will not have authorized or outstanding, more shares ranking prior to or on a parity with the Cleveland Electric Preferred Stock than were authorized or outstanding at Cleveland Electric prior to the consolidation or merger, and if the Cleveland Electric Preferred Stock Share Owners receive in the consolidation or merger the same number of shares of the resulting corporation, with the same rights and preferences, as they held prior to the consolidation or merger.

     5. The Toledo Edison Preferred Stock Share Owners are entitled to elect a majority of the Board of Directors of Toledo Edison if dividends are in default of payment in an amount equivalent to four full quarterly dividends on all shares of Toledo Edison Preferred Stock outstanding. The Cleveland Electric Preferred Stock Share Owners are entitled to elect two members of the Board of Directors of Cleveland Electric if dividends are in default of payment for 540 days on any shares of Cleveland Electric Preferred Stock outstanding.

     In addition to the foregoing provisions, which are applicable generally to all outstanding Toledo Edison Preferred Stock, the express terms of the Toledo Edison 4 1/4% Preferred Stock series outstanding contains limitations upon payment of dividends on Toledo Edison Common Stock based upon certain net income tests over the preceding 12 calendar months, unless certain capital ratio tests are met. At the present time such net income tests are not met, but the capital ratio tests are met, and therefore Toledo Edison Common Stock dividends would be permitted under these provisions. There is no comparable limitation under the terms of the proposed Cleveland Electric Preferred Stock, $4.25 Series U, into which the Toledo Edison 4 1/4% Preferred Stock is to be converted in the Merger.

     Under the Agreement, after the Effective Time no transfer or exchange of Toledo Edison Preferred Stock will be made. If certificates are presented for transfer or exchange, certificates will be issued for the Cleveland Electric Preferred Stock into which such Toledo Edison Preferred Stock was converted, together with cash in lieu of fractional shares, if applicable.

     The Agreement requires both Cleveland Electric and Toledo Edison to take the steps necessary to hold their respective Special Meetings which are the subject matter of this Joint Proxy Statement and Prospectus. It also requires both companies to cooperate and use reasonable efforts to obtain the necessary consents and approvals to carry out the Merger.

     Cleveland Electric is required under the Agreement to honor all pre-Merger employee related agreements of Toledo Edison.

CONDITIONS TO CONSUMMATION OF THE MERGER

     In addition to (a) approval and adoption of the Amended Articles by Cleveland Electric Preferred Stock Share Owners, (b) approval and adoption of the Agreement by Toledo Edison Preferred Stock Share Owners and (c) and receipt of the regulatory approvals referred to in "The Merger -- Regulatory Requirements" on conditions that are not unreasonable or unduly burdensome from an economic standpoint, the respective obligations of the parties to consummate the Merger are subject to the fulfillment or waiver of certain conditions specified in the Agreement, including among others (i) a Certificate of Amended Articles of Incorporation of Cleveland Electric, effectuating the proposed Amended Articles under the applicable requirements of the Ohio General Corporation Law, having been filed with the Secretary of State of Ohio, (ii) no preliminary or permanent injunction or other order by any federal or state court preventing consummation of the Merger having been issued and continuing in effect, and the Merger and the other transactions contemplated thereby not being prohibited under any applicable federal or state law or regulation, (iii) the Registration Statement (of which this Joint Proxy Statement and Prospectus is a part) having become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness having been issued and remaining in effect, (iv) the shares of Cleveland Electric Preferred Stock issuable pursuant to Article II of the Agreement having been approved for listing on applicable stock exchanges to the extent contemplated by the terms of the Agreement, and (v) the Cleveland Electric and Toledo Edison required statutory approvals having been obtained at or prior to the Effective Time and all filings, registrations, applications, designations and declarations required prior to the Effective Time in connection with the consummation of the Merger and such transactions having been made or effected at or prior to the Effective Time.

TIME FOR PERFORMANCE; WAIVER; AMENDMENT

     At any time prior to the Effective Time, Cleveland Electric and Toledo Edison may (a) extend the time for performance of any of the obligations or other acts of the other party under the Agreement and (b) waive compliance with any of the agreements or conditions contained in the Agreement.

     Cleveland Electric and Toledo Edison may amend the Agreement at any time before or after approval of the Agreement by the Toledo Edison Preferred Stock Share Owners or approval of the Amended Articles by the Cleveland Electric Preferred Stock Share Owners, although restrictions are imposed by Section 6.3 of the Agreement on the ability to make amendments after a favorable vote by the Preferred Stock Share Owners of either party.

TERMINATION

     The Agreement may be terminated and the Merger may be abandoned at any time prior to the consummation of the Merger in the following circumstances: (a) by mutual written consent of the Cleveland Electric and Toledo Edison Boards; (b) by Cleveland Electric, by written notice to Toledo Edison, if (i) there shall have been any material breach of any covenant or agreement of Toledo Edison under the Agreement and such breach shall not have been remedied within ten days after receipt by Toledo Edison of notice in writing from Cleveland Electric, specifying the nature of such breach and requesting that it be remedied or (ii) the Toledo Edison Board shall withdraw or modify in any manner adverse to Cleveland Electric its approval or recommendation of the Agreement or the Merger; or (c) by Toledo Edison, by written notice to Cleveland Electric, if (i) there shall have been any material breach of any covenant or agreement of Cleveland Electric under the Agreement and such breach shall not have been remedied within ten days after receipt by Cleveland Electric of notice in writing from Toledo Edison, specifying the nature of such breach and requesting that it be remedied or (ii) the Cleveland Electric Board shall withdraw or modify in any manner adverse to Toledo Edison its approval or recommendation of the Agreement or the Merger.

                                TAX CONSEQUENCES

     The following discussion is based upon the provisions of the Code, the applicable regulations thereunder, judicial authority, current administrative rulings and practice as of the date hereof. The following discussion does not address the federal income tax consequences to special classes of taxpayers including, without limitation, foreign corporations and tax-exempt entities.

EXCHANGE OF TOLEDO EDISON PREFERRED STOCK FOR CLEVELAND ELECTRIC PREFERRED STOCK

     A Toledo Edison Preferred Stock Share Owner who, pursuant to the Merger, exchanges all of the Toledo Edison Preferred Stock held by him or her solely for Cleveland Electric Preferred Stock will not recognize any gain or loss upon such exchange. The aggregate tax basis of Cleveland Electric Preferred Stock received in such exchange will be equal to the aggregate tax basis of the Toledo Edison Preferred Stock surrendered in the exchange. If such shares of Toledo Edison Preferred Stock are held as capital assets at the Effective Time, the holding period of the Cleveland Electric Preferred Stock received will include the holding period of the Toledo Edison Preferred Stock surrendered therefor. Toledo Edison Preferred Stock Share Owners should consult their own tax advisors as to the determination of their basis and holding period in any single share of Cleveland Electric Preferred Stock, since several methods of determination may be available. See the discussion below for the consequences of receiving cash in lieu of fractional shares of Cleveland Electric Preferred Stock.

CASH RECEIVED IN LIEU OF FRACTIONAL SHARES OF CLEVELAND ELECTRIC PREFERRED STOCK

     No fractional shares of Cleveland Electric Preferred Stock will be issued pursuant to the Merger. A Toledo Edison $25 Par Value Preferred Stock Share Owner who receives cash pursuant to the Merger in lieu of a fractional share interest will be treated as having received such fractional share pursuant to the Merger, and then as having exchanged such fractional share for cash in a redemption by Cleveland Electric pursuant to Section 302(a) of the Code. The amount of any gain or loss attributable to fractional shares will be equal to the difference between the ratable portion of the tax basis of the Toledo Edison Preferred Stock surrendered in the Merger which is allocated to such fractional share and the cash received in lieu thereof.

RECEIPT OF CASH UPON EXERCISE OF DISSENTERS' RIGHTS

     If a Toledo Edison Preferred Stock Share Owner, pursuant to the Merger, exchanges all of his or her Toledo Edison Preferred Stock for cash by reason of exercise of dissenters' rights and such holder does not actually or constructively (under Code Section 318) own any Cleveland Electric Preferred Stock immediately after the Merger, then such holder will recognize capital gain or loss provided the shares of Toledo Edison Preferred Stock were held as capital assets at the Effective Time.

BACKUP WITHHOLDING

     Unless an exemption applies under the applicable laws and regulations, the Exchange Agent will be required to withhold, and will withhold, 31% of any cash payments to which a Share Owner or other payee is entitled pursuant to the Agreement (whether received in lieu of a fractional share or upon exercise of dissenters' rights) unless the Share Owner or other payee provides his or her tax identification number (social security number or employer identification number) and certifies that such number is correct. Each Share Owner and, if applicable, each other payee should complete and sign the Substitute Form W-9 included as part of the Form of Election, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to Cleveland Electric and the Exchange Agent.

PENNSYLVANIA PERSONAL PROPERTY TAXES

     Cleveland Electric and Toledo Edison Preferred Stock have been exempt from existing Pennsylvania personal property taxes. This exemption will continue following the consummation of the Merger.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH CLEVELAND ELECTRIC AND TOLEDO EDISON PREFERRED STOCK SHARE OWNER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE AND LOCAL AND OTHER TAX LAWS.

                            EXCHANGE OF CERTIFICATES

     Upon consummation of the Merger, Toledo Edison Preferred Stock Share Owners will be asked to exchange their stock certificates for Cleveland Electric Preferred Stock certificates. After the Effective Time, Cleveland Electric will mail a Letter of Transmittal to Toledo Edison Preferred Stock Share Owners for use in submitting their stock certificates in exchange for certificates representing shares of Cleveland Electric Preferred Stock. Toledo Edison Preferred Stock Share Owners should not submit their stock certificates until they have received the Letter of Transmittal.

     Each share of Cleveland Electric Preferred Stock into which shares of Toledo Edison Preferred Stock are converted pursuant to the Merger will be deemed to have been issued at the Effective Time. At the Effective Time, holders of certificates formerly representing Toledo Edison Preferred Stock that are so converted into Cleveland Electric Preferred Stock will cease to have any rights as Share Owners of Toledo Edison, except as otherwise provided by law, and will be entitled only to exercise the rights of holders of shares of Cleveland Electric Preferred Stock or, alternatively, to receive cash for their shares pursuant to the exercise of dissenters' rights. Former holders of Toledo Edison Preferred Stock will be entitled to receive all dividends and other distributions that may be declared or payable to holders of record of Cleveland Electric Preferred Stock following the Effective Time and to exercise all other rights of a Cleveland Electric Preferred Stock Share Owner after the Effective Time.

                            REGULATORY REQUIREMENTS

     Set forth below is a summary of the regulatory approvals that Cleveland Electric and Toledo Edison are seeking in connection with the Merger and related transactions. While Cleveland Electric and Toledo Edison both believe that the necessary regulatory approvals will be obtained, no assurance can be given as to whether or when such approvals will be received. In the event any one or more of the necessary approvals are on terms that would be unacceptable or would cause an adverse change to the business or prospects of the combined companies, Cleveland Electric or Toledo Edison would have the ability to terminate the Agreement.

STATE PUBLIC UTILITY REGULATION

     PUCO. Cleveland Electric and Toledo Edison are each subject, as electric public utility companies, to the jurisdiction of the PUCO with respect to rates, service, accounting, issuance of securities and other matters. Approval of the PUCO is required for the issuance of the additional shares of Cleveland Electric Preferred Stock necessary to consummate the Merger, and approval of the Merger itself may be required as well. Cleveland Electric filed an application with the PUCO on April 19, 1994 with respect to the issuance of additional Cleveland Electric Preferred Stock, and Cleveland Electric and Toledo Edison filed a joint application with the PUCO on July 6, 1994 with respect to other aspects of the Merger.

     PaPUC. Cleveland Electric and Toledo Edison are each subject, as electric public utility companies who each own an undivided interest in generating facilities located in the Commonwealth of Pennsylvania, to the jurisdiction of the PaPUC in certain respects relating to their ownership interests in generating facilities located in Pennsylvania. Approval of the PaPUC has been sought to consummate the Merger and for issuance of a Certificate of Public Convenience authorizing the combined company to own, maintain and operate generating facilities in the Commonwealth of Pennsylvania. Cleveland Electric and Toledo Edison filed a joint application with the PaPUC requesting such approvals on April 21, 1994. The PaPUC issued an order approving the Merger on July 7, 1994.

FEDERAL POWER ACT

     Cleveland Electric and Toledo Edison are each subject to the jurisdiction of the FERC under the Federal Power Act, and on May 2, 1994 they filed a joint application for authorization and approval of the Merger with the FERC. Five parties have filed motions to intervene in the FERC proceedings.

NRC LICENSE

     On June 3, 1994, Cleveland Electric and Toledo Edison filed joint applications with the NRC requesting approval of the transfer of the Toledo Edison NRC licenses to the combined company and acknowledgment of the holding of the Cleveland Electric NRC licenses in the name of the combined company.

GENERAL

     Under the Agreement, Cleveland Electric and Toledo Edison have agreed to use commercially reasonable efforts to obtain all necessary permits, consents, approvals and authorizations of all governmental bodies necessary or advisable to consummate the transactions contemplated by the Agreement.

     Cleveland Electric and Toledo Edison continue to believe that they will receive the requisite regulatory approvals for the Merger, but there can be no assurances that such approvals will be received or that, if received, the approvals will be obtained on terms that satisfy the applicable conditions of the Agreement. In this regard, either Cleveland Electric or Toledo Edison may terminate the Agreement in the event the Board of Directors of the other party withdraws its approval or recommendation of the Merger based on the terms of the approvals received. In the event that one or more required approvals of the PUCO, the PaPUC, the FERC or the NRC are not received or do not become final and nonappealable, the Merger will not be consummated, the Agreement will terminate and all costs incurred in connection with the Merger will be shared equally by Cleveland Electric and Toledo Edison.

                              ACCOUNTING TREATMENT

     The Merger will be accounted for at historical costs in a manner similar to that used in accounting for a pooling of interests pursuant to AIN-APB16 #39, Business Combinations, which provides that combinations involving affiliated entities be accounted for in a manner similar to pooling of interests.

     Under the accounting treatment identified above, the combination of the ownership interests of the two companies is recognized and the recorded assets, liabilities and capital accounts are carried forward at existing historical balances to the combined financial statements, less any intercompany eliminations.

                               DISSENTERS' RIGHTS

     The following summary of dissenters' rights does not purport to be complete and is qualified in its entirety by reference to Sections 1701.84 and 1701.85 of the Ohio Revised Code, the text of which sections is attached hereto as Appendix II.

     Any holder of Toledo Edison Preferred Stock as of the Toledo Edison Record Date whose shares are not voted in favor of the approval of the Agreement is entitled, if the transactions contemplated by the Agreement are consummated, to be paid the fair cash value of such shares held by him or her on the Toledo Edison Record Date, provided the Share Owner serves a written demand upon the issuer of such shares not later than ten days after the date on which the vote with respect to the Agreement was taken at the Toledo Edison Special Meeting and provided the Share Owner otherwise complies with Section 1701.85 of the Ohio Revised Code. Failure to vote does not constitute a waiver of dissenters' rights. Any written demand must specify the Share Owner's name and address, the number of shares and the series designation of Toledo Edison Preferred Stock held by the Share Owner on the Toledo Edison Record Date as to which he or she seeks relief and the amount claimed by the Share Owner as the fair cash value of such shares.

     If Toledo Edison and any of its dissenting Share Owners cannot agree on the fair cash value of his or her shares, either the dissenting Share Owner or the issuer of such shares may, within three months after the service of the demand by the Share Owner, file a petition for a determination of the fair cash value of the shares in the Court of Common Pleas of Lucas County, at Toledo, Ohio. Fair cash value is determined as of the day prior to that on which the Share Owner vote on the Agreement was taken and excludes any appreciation or depreciation resulting from the Agreement.

     Voting against, or a direction on the accompanying proxy to vote against, the approval of the Agreement will not constitute a written demand, as required by Section 1701.85 of the Ohio Revised Code.

     The right of any dissenting Share Owner to be paid the fair cash value of his or her shares will terminate if: (a) for any reason, the transactions contemplated by the Agreement are not consummated; (b) the Share Owner fails to serve an appropriate timely written demand upon the issuer; (c) the Share Owner does not, upon request of the issuer, timely surrender his or her certificates for an endorsement thereon of a legend to the effect that demand for the fair cash value of such shares has been made; (d) the demand is withdrawn by the Share Owner, with the consent of the Board of Directors of the issuer; or (e) the issuer and the Share Owner shall not have come to an agreement as to the fair cash value per share, and neither shall have timely filed a petition in the appropriate court for a determination of the fair cash value of the shares.

     Toledo Edison does not intend to send any further notice to its Share Owners as to the date on which the vote on the Agreement is to be taken. See the text of Sections 1701.84 and 1701.85 of the Ohio Revised Code attached hereto as Appendix II for provisions relating to the method and procedures of demanding and determining the fair cash value of shares, the assessment or apportionment of costs of any appraisal proceeding and the suspension of Share Owner rights from the time of giving the demand.

     Under the Ohio Revised Code, Cleveland Electric Preferred Stock Share Owners are not entitled to such rights.

                             STOCK EXCHANGE LISTING

     Under the Agreement, it is a condition precedent to the Merger that the shares of Cleveland Electric Preferred Stock issued to the holders of Toledo Edison Preferred Stock that were listed on a stock exchange prior to the Merger shall be approved for listing on the New York Stock Exchange ("NYSE"). Cleveland Electric intends to file an application with the NYSE for approval of such listings.

                      FEDERAL SECURITIES LAWS CONSEQUENCES

     All shares of Cleveland Electric Preferred Stock received by Toledo Edison Preferred Stock Share Owners in the Merger will be freely transferable, except that shares of Cleveland Electric Preferred Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of either Cleveland Electric or Toledo Edison prior to the Merger may be resold by them only in transactions permitted under the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 or Rule 144A in the case of such persons who become affiliates of Cleveland Electric) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Cleveland Electric or Toledo Edison generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal Share Owners of such party.

                        PRO FORMA FINANCIAL INFORMATION

                                  (Unaudited)

     The following combined pro forma condensed balance sheets and income statements give effect to the Agreement described elsewhere in this Joint Proxy Statement and Prospectus. These statements are unaudited and are based on accounting for the Merger on a method similar to a pooling of interests.

     These condensed statements combine Cleveland Electric's and Toledo Edison's condensed historical balance sheets at June 30, 1994 and December 31, 1993 and their condensed historical income statements for the six months ended June 30, 1994 and each of the three years ended December 31, 1993.

     The following combined pro forma data is not necessarily indicative of the results of operations or the financial condition which would actually have been reported had the Merger been in effect during those periods or which may be reported in the future. The statements should be read in conjunction with the financial statements of Cleveland Electric and Toledo Edison included elsewhere in this Joint Proxy Statement and Prospectus.

                  COMBINED PRO FORMA CONDENSED BALANCE SHEETS
                    OF CLEVELAND ELECTRIC AND TOLEDO EDISON

                                  (UNAUDITED)

                             (MILLIONS OF DOLLARS)

                                                                    JUNE 30, 1994
                                                     --------------------------------------------
                                                         HISTORICAL
                                                     ------------------
                                                     CLEVELAND   TOLEDO                 PRO FORMA
                                                     ELECTRIC    EDISON   ADJUSTMENTS    TOTALS
                                                     ---------   ------   -----------   ---------
ASSETS:
Property, Plant and Equipment.......................  $ 7,589    $3,414      $  --       $11,003
Less: Accumulated Depreciation and Amortization.....    2,399     1,225         --         3,624
                                                     ---------   ------   ----------    ---------
  Net Property, Plant and Equipment.................    5,190     2,189         --         7,379
Current Assets......................................      560       317        (52)(A)       825
Deferred Charges and Other Assets...................    1,336       981         (6)(B)     2,311
                                                     ---------   ------   ----------    ---------
       TOTAL ASSETS.................................  $ 7,086    $3,487      $ (58)      $10,515
                                                     ========    ======   ==========    =========
CAPITALIZATION AND LIABILITIES:
Capitalization:
  Common Stock Equity...............................  $ 1,057    $  650      $  --       $ 1,707
  Preferred Stock:
     With Mandatory Redemption Provisions...........      256        27         --           283
     Without Mandatory Redemption Provisions........      241       210         --           451
  Long-Term Debt....................................    2,636     1,176         --         3,812
                                                     ---------   ------   ----------    ---------
     Total Capitalization...........................    4,190     2,063         --         6,253
Other Noncurrent Liabilities........................      232       170         --           402
Current Liabilities.................................      839       321        (53)(A)     1,107
Deferred Credits....................................    1,825       933         (5)(A,B)   2,753
                                                     ---------   ------   ----------    ---------
       TOTAL CAPITALIZATION AND LIABILITIES.........  $ 7,086    $3,487      $ (58)      $10,515
                                                     ========    ======   ==========    =========

                                                                  DECEMBER 31, 1993
                                                     --------------------------------------------
                                                         HISTORICAL
                                                     ------------------
                                                     CLEVELAND   TOLEDO                 PRO FORMA
                                                     ELECTRIC    EDISON   ADJUSTMENTS    TOTALS
                                                     ---------   ------   -----------   ---------
ASSETS:
Property, Plant and Equipment.......................  $ 7,538   $3,402      $   --       $10,940
Less: Accumulated Depreciation and Amortization.....    2,309    1,171          --         3,480
                                                     --------    -----       -----      --------
  Net Property, Plant and Equipment.................    5,229    2,231          --         7,460
Current Assets......................................      632      314         (20)(A)       926
Deferred Charges and Other Assets...................    1,298      965          (9)(B)     2,254
                                                     --------    -----       -----      --------
       TOTAL ASSETS.................................  $ 7,159   $3,510      $  (29)      $10,640
                                                     ========    =====    ========      ========
CAPITALIZATION AND LIABILITIES:
Capitalization:
  Common Stock Equity...............................  $ 1,040   $  623      $   (1)(R)   $ 1,662
  Preferred Stock:
     With Mandatory Redemption Provisions...........      285       28          --           313
     Without Mandatory Redemption Provisions........      241      210          --           451
  Long-Term Debt....................................    2,793    1,225           1(R)      4,019
                                                     --------    -----       -----      --------
     Total Capitalization...........................    4,359    2,086          --         6,445
Other Noncurrent Liabilities........................      247      186          --           433
Current Liabilities.................................      733      329         (21)(A)     1,041
Deferred Credits....................................    1,820      909          (8)(A,B)   2,721
                                                     --------    -----       -----      --------
       TOTAL CAPITALIZATION AND LIABILITIES.........  $ 7,159   $3,510      $  (29)      $10,640
                                                     ========    =====    ========      ========

                 COMBINED PRO FORMA CONDENSED INCOME STATEMENTS
                    OF CLEVELAND ELECTRIC AND TOLEDO EDISON
                                  (UNAUDITED)
                             (MILLIONS OF DOLLARS)

                                                            SIX MONTHS ENDED JUNE 30, 1994
                                            ---------------------------------------------------------------
                                                     HISTORICAL
                                            -----------------------------
                                             CLEVELAND          TOLEDO                          PRO FORMA
                                              ELECTRIC          EDISON        ADJUSTMENTS         TOTALS
                                            ------------     ------------     ------------     ------------
Operating Revenues......................       $  823          $  433         $  (72)(C,R)        $1,184
Operating Expenses......................          646             347            (72)(C,D)           921
                                               ------          ------         ------              ------
  Operating Income......................          177              86             --                 263
  Nonoperating Income...................           15               9             (1)(D,E)            23
                                               ------          ------         ------              ------
  Income Before Interest Charges........          192              95             (1)                286
Interest Charges........................          121              57             (1)(E,R)           177
                                               ------          ------         ------              ------
  Net Income............................           71              38             --                 109
Preferred Dividend Requirements.........           23              10             --                  33
                                               ------          ------         ------              ------
  Earnings Available for Common Stock...       $   48          $   28         $   --              $   76
                                               ======          ======         ======              ======

                                                             YEAR ENDED DECEMBER 31, 1993
                                            ---------------------------------------------------------------
                                                     HISTORICAL
                                            -----------------------------
                                             CLEVELAND          TOLEDO                          PRO FORMA
                                              ELECTRIC          EDISON        ADJUSTMENTS         TOTALS
                                            ------------     ------------     ------------     ------------
Operating Revenues......................       $1,751           $  871           $ (147)(C)       $2,475
Operating Expenses......................        1,529              782             (148)(C,D)      2,163
                                               ------           ------           ------           ------
  Operating Income......................          222               89                1              312
Write-off of Perry Unit 2...............         (351)            (232)              --             (583)
Deferred Carrying Charges, Net and Other
  Nonoperating Income (Loss)............         (218)             (31)              (1)(D)         (250)
                                               ------           ------           ------           ------
  (Loss) Before Interest Charges........         (347)            (174)              --             (521)
Interest Charges........................          240              115               --              355
                                               ------           ------           ------           ------
  Net (Loss)............................         (587)            (289)              --             (876)
Preferred Dividend Requirements.........           45               23               --               68
                                               ------           ------           ------           ------
  (Loss) Available for Common Stock.....       $ (632)          $ (312)          $   --           $ (944)
                                               ======           ======           ======           ======

                                                             YEAR ENDED DECEMBER 31, 1992
                                            ---------------------------------------------------------------
                                                     HISTORICAL
                                            -----------------------------
                                             CLEVELAND          TOLEDO                          PRO FORMA
                                              ELECTRIC          EDISON        ADJUSTMENTS         TOTALS
                                            ------------     ------------     ------------     ------------
Operating Revenues......................       $1,743           $  845           $ (149)(C)       $2,439
Operating Expenses......................        1,358              695             (150)(C,D)      1,903
                                               ------           ------           ------           ------
  Operating Income......................          385              150                1              536
Deferred Carrying Charges and Other
  Nonoperating Income...................           63               42               (1)(D)          104
                                               ------           ------           ------           ------
  Income Before Interest Charges........          448              192               --              640
Interest Charges........................          243              121               --              364
                                               ------           ------           ------           ------
  Net Income............................          205               71               --              276
Preferred Dividend Requirements.........           41               24               --               65
                                               ------           ------           ------           ------
  Earnings Available for Common Stock...       $  164           $   47           $   --           $  211
                                               ======           ======           ======           ======

                                                             YEAR ENDED DECEMBER 31, 1991
                                            ---------------------------------------------------------------
                                                     HISTORICAL
                                            -----------------------------
                                             CLEVELAND          TOLEDO                          PRO FORMA
                                              ELECTRIC          EDISON        ADJUSTMENTS         TOTALS
                                            ------------     ------------     ------------     ------------
Operating Revenues......................       $1,826           $  887           $ (152)(C)       $2,561
Operating Expenses......................        1,411              728             (153)(C,D)      1,986
                                            ---------        ---------        ---------        ---------
  Operating Income......................          415              159                1              575
Deferred Carrying Charges and Other
  Nonoperating Income...................           78               22               (2)(D,E)         98
                                            ---------        ---------        ---------        ---------
  Income Before Interest Charges........          493              181               (1)             673
Interest Charges........................          247              131               (1)(E)          377
                                            ---------        ---------        ---------        ---------
  Net Income............................          246               50               --              296
Preferred Dividend Requirements.........           36               25               --               61
                                            ---------        ---------        ---------        ---------
  Earnings Available for Common Stock...       $  210           $   25           $   --           $  235
                                            =========        =========        =========        =========

            NOTES TO COMBINED PRO FORMA CONDENSED BALANCE SHEETS AND
                               INCOME STATEMENTS
                                  (UNAUDITED)

The Pro Forma Financial Statements include the following adjustments:

(A) Elimination of intercompany accounts and notes receivable and accounts and notes payable.
(B) Reclassification of prepaid pension costs.
(C) Elimination of intercompany operating revenues and operating expenses.
(D) Elimination of intercompany working capital transactions.
(E) Elimination of intercompany interest income and interest expense.
(R) Rounding adjustments.

                          BUSINESSES OF THE COMPANIES

                  DESCRIPTION OF CLEVELAND ELECTRIC'S BUSINESS

     Cleveland Electric, which was incorporated under the laws of the State of Ohio in 1892, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. Cleveland Electric also provides electric energy at wholesale to other electric utility companies and to two municipal electric systems (directly and through AMP-Ohio) in its service area. Cleveland Electric serves approximately 748,000 customers and derives approximately 75% of its total electric revenue from customers outside the City of Cleveland. Principal industries served by Cleveland Electric include those producing steel and other primary metals; automotive and other transportation equipment; chemicals; electrical and nonelectrical machinery; fabricated metal products; and rubber and plastic products. Nearly all of Cleveland Electric's operating revenues are derived from the sale of electric energy. At December 31, 1993, Cleveland Electric had 3,606 employees of which about 51% were represented by one union having a collective bargaining agreement with Cleveland Electric.

                    DESCRIPTION OF TOLEDO EDISON'S BUSINESS

     Toledo Edison, which was incorporated under the laws of the State of Ohio in 1901, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. Toledo Edison also provides electric energy at wholesale to other electric utility companies and to 13 municipally owned distribution systems (through AMP-Ohio) and one rural electric cooperative distribution system in its service area. Toledo Edison serves approximately 285,000 customers and derives approximately 55% of its total electric revenue from customers outside the City of Toledo. Among the principal industries served by Toledo Edison are metal casting, forming and fabricating; petroleum refining; automotive equipment and assembly; food processing; and glass. Nearly all of Toledo Edison's operating revenues are derived from the sale of electric energy. At December 31, 1993, Toledo Edison had 1,909 employees of which about 55% were represented by three unions having collective bargaining agreements with Toledo Edison.

               MANAGEMENT OF CLEVELAND ELECTRIC AND TOLEDO EDISON

     The Cleveland Electric Board and the Toledo Edison Board both currently consist of Robert J. Farling, Murray R. Edelman and Fred J. Lange, Jr. It is anticipated that these individuals will serve as directors of Cleveland Electric following consummation of the Merger until such time as successors may be elected in accordance with the Amended Articles.

     Mr. Farling is Chief Executive Officer of both Cleveland Electric and Toledo Edison. Mr. Edelman is President of Cleveland Electric and Mr. Lange is President of Toledo Edison.

     Additional information regarding the directors and officers of Cleveland Electric and Toledo Edison, including their compensation and certain relationships and related transactions, is hereby incorporated by reference to the Form 10-K.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
                    OF CLEVELAND ELECTRIC AND TOLEDO EDISON

     No officers or directors of Centerior, Cleveland Electric or Toledo Edison own any shares of outstanding Cleveland Electric Preferred Stock or Toledo Edison Preferred Stock.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                AND RESULTS OF OPERATIONS OF CLEVELAND ELECTRIC

                        MANAGEMENT'S FINANCIAL ANALYSIS

                             RESULTS OF OPERATIONS

1993 VS. 1992

     Factors contributing to the 0.5% increase in 1993 operating revenues for The Cleveland Electric Illuminating Company (Company) are as follows:

                                                                    MILLIONS
                   INCREASE (DECREASE) IN OPERATING REVENUES       OF DOLLARS
               --------------------------------------------------  -----------
                 Sales Volume and Mix............................     $  27
                 Fuel Cost Recovery Revenues.....................       (13)
                 Base Rates and Miscellaneous....................       (10)
                 Wholesale Sales.................................         4
                                                                    -------
                      Total......................................     $   8
                                                                    =======

     The net revenue increase resulted primarily from the different weather conditions and the changes in the composition of the sales mix among customer categories. Weather accounted for approximately $36 million of the higher 1993 revenues. Hot summer weather in 1993 boosted residential, commercial and wholesale kilowatt-hour sales. In contrast, the 1992 summer was the coolest in 56 years in Northeastern Ohio. Residential and commercial sales also increased as a result of colder late-winter temperatures in 1993 which increased electric heating-related demand. As a result, total sales increased 2.9% in 1993. Residential and commercial sales increased 4.4% and 3.1%, respectively. Industrial sales decreased 1%. Lower sales to large steel industry customers were partially offset by increased sales to large automotive manufacturers and the broad-based, smaller industrial customer group. Other sales increased 11.9% because of increased sales to wholesale customers. The net decrease in 1993 fuel cost recovery revenues resulted from changes in the fuel cost factors. The weighted average of these factors decreased approximately 5%. Base rates and miscellaneous revenues decreased in 1993 primarily from lower revenues under contracts having reduced rates with certain large customers and a declining rate structure tied to usage. The contracts have been negotiated to meet competition and encourage economic growth.

     Operating expenses increased 12.4% in 1993. The increase in total operation and maintenance expenses resulted from the $130 million of net benefit expenses related to an early retirement program, called the Voluntary Transition Program
(VTP), other charges totaling $35 million and an increase in other operation and maintenance expenses. The VTP benefit expenses consisted of $102 million of costs for the Company plus $28 million for the Company's pro rata share of the costs for its affiliate, Centerior Service Company (Service Company). Other charges recorded at year-end 1993 related to a performance improvement plan for Perry Nuclear Power Plant Unit 1 (Perry Unit 1), postemployment benefits and other expense accruals. The increase in other operation and maintenance expenses resulted from higher environmental expenses, power restoration and repair expenses following a July 1993 storm, and an increase in other postretirement benefit expenses. See Note 9 for information on retirement and postemployment benefits. Deferred operating expenses decreased because of the write-off of the phase-in deferred operating expenses in 1993 as discussed in Note 7. Federal income taxes decreased as a result of lower pretax operating income.

     As discussed in Note 4(b), $351 million of our Perry Nuclear Power Plant Unit 2 (Perry Unit 2) investment was written off in 1993. Credits for carrying charges recorded in nonoperating income decreased because of the write-off of the phase-in deferred carrying charges in 1993 as discussed in Note 7. The federal income tax credit for nonoperating income in 1993 resulted from the write-offs.

1992 VS. 1991

     Factors contributing to the 4.5% decrease in 1992 operating revenues are as follows:

                                                                    MILLIONS
                         DECREASE IN OPERATING REVENUES            OF DOLLARS
               --------------------------------------------------  -----------
                 Sales Volume and Mix............................      $50
                 Base Rates and Miscellaneous....................       23
                 Fuel Cost Recovery Revenues.....................       10
                                                                       ---
                                                                       $83
                                                                     =====

     The revenue decreases resulted primarily from the different weather conditions and the changes in the composition of the sales mix among customer categories. Weather accounted for approximately $55 million of the lower 1992 revenues. Winter and spring in 1992 were milder than in 1991. In addition, the cooler summer in 1992 contrasted with the summer of 1991 which was much hotter than normal. As a result, total kilowatt-hour sales decreased 3.5% in 1992. Residential and commercial sales decreased 4.4% and 0.5%, respectively, as moderate temperatures in 1992 reduced electric heating and cooling demands. Industrial sales declined 0.4% as an 8.1% decrease in sales to the broad-based, smaller industrial customer group completely offset an 8.8% increase in sales to the larger industrial customer group. Sales to steel producers and auto manufacturers within the large industrial customer group rose 10.9% and 7%, respectively. Other sales decreased 16.1% because of decreased sales to wholesale customers and public authorities. The decrease in 1992 fuel cost recovery revenues resulted primarily because of the good performance of our generating units, which in turn decreased our fuel cost factors. The weighted averages of these factors decreased approximately 3%.

     Operating expenses decreased 3.6% in 1992. Lower fuel and purchased power expense resulted from lower generation requirements stemming from less electric sales and less amortization of previously deferred fuel costs than the amount amortized in 1991. Federal income taxes decreased because of the amortization of certain tax benefits under the Rate Stabilization Program discussed in Note 7 and the effects of adopting the new accounting standard for income taxes (SFAS
109) in 1992. These decreases were partially offset by higher depreciation and amortization, caused primarily by the adoption of SFAS 109, and by higher taxes, other than federal income taxes, caused by increased Ohio property and gross receipts taxes. Deferred operating expenses increased as a result of the deferrals under the Rate Stabilization Program.

     The federal income tax provision for nonoperating income decreased because of lower carrying charge credits and a greater tax allocation of interest charges to nonoperating activities. Credits for carrying charges recorded in nonoperating income decreased primarily because of lower phase-in-carrying charge credits. Interest charges decreased as a result of debt refinancings at lower interest rates and lower short-term borrowing requirements.

                                    OUTLOOK

RECENT ACTIONS

     In January 1994, Centerior Energy Corporation (Centerior Energy), along with the Company and The Toledo Edison Company (Toledo Edison), announced a comprehensive strategic action plan to strengthen their financial and competitive positions. The Company and Toledo Edison are the two wholly owned electric utility subsidiaries of Centerior Energy. The plan established specific objectives and was designed to guide Centerior Energy and its subsidiaries through the year 2001. Several actions were taken at that time. Centerior Energy reduced its quarterly common stock dividend from $.40 per share to $.20 per share effective with the dividend payable February 15, 1994. This action was taken because projected financial results did not support continuation of the dividend at its former rate. The Company and Toledo Edison also wrote off their investments in Perry Unit 2 and certain deferred charges related to a January 1989 rate agreement (phase-in deferrals). The aggregate after-tax effect of these write-offs for the Company was $691 million which resulted in a net loss in 1993 and a retained earnings deficit. The write-offs are discussed in Notes 4(b) and 7. The Company also recognized other one-time charges totaling $25 million after taxes related to a performance improvement plan for Perry Unit 1, postemployment benefits and other expense accruals.

     Also contributing to the net loss in 1993 was a charge of $51 million after taxes representing a portion of the VTP costs. The Company will realize approximately $30 million of savings in annual payroll and benefit costs beginning in 1994 as a result of the VTP.

STRATEGIC PLAN

     The objectives of the strategic plan are to maximize share owner return on Centerior Energy common stock from corporate assets and resources, achieve profitable revenue growth, become an industry leader in customer satisfaction, build a winning team and attain increasingly competitive power supply costs. To achieve these objectives, the Company will continue controlling its operation and maintenance expenses and capital expenditures, reduce its outstanding debt, increase revenues by finding new uses for existing assets and resources, implement a broad range of new marketing programs, increase revenues by restructuring rates for various customers where appropriate, improve the operating performance of its plants and take other appropriate actions.

COMMON STOCK DIVIDENDS

     Centerior Energy's common stock dividend has been funded in recent years primarily by common stock dividends paid by the Company. We expect this practice to continue for the foreseeable future. Centerior Energy's lower common stock dividend reduces its cash outflow by about $120 million annually which, in turn, reduces the common stock dividend demands placed on the Company. The Company intends to use the increased retained cash to repay debt more quickly than would otherwise be the case. This will help improve the Company's capitalization structure and interest coverage ratios.

COMPETITION

     Our electric rates are among the highest in our region because we are recovering the substantial investment in our nuclear construction program. Accordingly, some of our customers continue to seek less costly alternatives, including switching to or working to create a municipal electric system. There are two municipal systems in our service area. In addition, we face threats of other municipalities in our service area establishing new systems and the expansion of an existing system. We have entered into agreements with some of the communities which considered establishing systems. Accordingly, they will not proceed with such development at this time in return for rate concessions and/or economic development funds. Others have determined that developing a system was not feasible. Cleveland Public Power continues to expand its operations into areas we have served exclusively. We have been successful in retaining most of the large industrial and commercial customers in those areas by providing economic incentive packages in exchange for sole-supplier contracts. We also have similar contracts with customers in other areas. Most of these contracts have remaining terms of one to five years. We will continue to address municipal system threats through aggressive marketing programs and emphasizing to our customers the value of our service and the risks of a municipal system.

     The Energy Policy Act of 1992 (Energy Act) will provide additional competition in the electric utility industry by requiring utilities to wheel to municipal systems in their service areas electricity from other utilities. This provision of the Energy Act should not significantly increase the competitive threat to us since the operating licenses for our nuclear units have required us to wheel to municipal systems in our service area since 1977. The Energy Act also created a class of exempt wholesale generators which may increase competition in the wholesale power market. A further risk is the possibility that the government could mandate that utilities deliver power from another utility or generation source to their retail customers. As mentioned above, we have contracts with many of our large industrial and commercial customers. We will attempt to renew those contracts as they expire which will help us compete if retail wheeling is permitted in the future.

RATE MATTERS

     Our Rate Stabilization Program remains in effect. Under this program, we agreed to freeze base rates until 1996 and limit rate increases through 1998. In exchange, we are permitted to defer through 1995 and subsequently recover certain costs not currently recovered in rates and to accelerate the amortization of certain benefits. The amortization and recovery of the deferrals will begin with future rate recognition and will continue over the average life of the related assets, or approximately 30 years. The continued use of these regulatory accounting measures will be dependent upon our continuing assessment and conclusion that there will be probable recovery of such deferrals in future rates.

     The analysis leading to the year-end 1993 financial actions and strategic plan also included an evaluation of our regulatory accounting measures. We decided that, once the deferral of expenses and acceleration of benefits under our Rate Stabilization Program are completed in 1995, we should no longer plan to use regulatory accounting measures to the extent we have in the past.

NUCLEAR OPERATIONS

     The Company's three nuclear units may be impacted by activities or events beyond our control. Operating nuclear generating units have experienced unplanned outages or extensions of scheduled outages because of equipment problems or new regulatory requirements. A major accident at a nuclear facility anywhere in the world could cause the Nuclear Regulatory Commission (NRC) to limit or prohibit the operation or licensing of any nuclear unit. If one of our nuclear units is taken out of service for an extended period of time for any reason, including an accident at such unit or any other nuclear facility, we cannot predict whether regulatory authorities would impose unfavorable rate treatment. Such treatment could include taking our affected unit out of rate base or disallowing certain construction or maintenance costs. An extended outage of one of our nuclear units coupled with unfavorable rate treatment could have a material adverse effect on our financial condition and results of operations.

     We externally fund the estimated costs for the future decommissioning of our nuclear units. In 1993, we increased our decommissioning expense accruals for revisions in our cost estimates. We expect the increases associated with the new estimates will be recoverable in future rates. See Note 1(f).

HAZARDOUS WASTE DISPOSAL SITES

     The Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended (Superfund) established programs addressing the cleanup of hazardous waste disposal sites, emergency preparedness and other issues. The Company has been named as a "potentially responsible party" (PRP) for three sites listed on the Superfund National Priorities List (Superfund List) and is aware of its potential involvement in the cleanup of several other sites not on such list. The allegations that the Company disposed of hazardous waste at these sites and the amounts involved are often unsubstantiated and subject to dispute. Superfund provides that all PRPs to a particular site can be held liable on a joint and several basis. Consequently, if the Company were held liable for 100% of the cleanup costs of all of the sites referred to above, the cost could be as high as $250 million. However, we believe that the actual cleanup costs will be substantially lower than $250 million, that the Company's share of any cleanup costs will be substantially less than 100% and that most of the other PRPs are financially able to contribute their share. The Company has accrued a liability totaling $13 million at December 31, 1993 based on estimates of the costs of cleanup and its proportionate responsibility for such costs. We believe that the ultimate outcome of these matters will not have a material adverse effect on our financial condition or results of operations.

1993 TAX ACT

     The Revenue Reconciliation Act of 1993 (1993 Tax Act), which was enacted in August 1993, provided for a 35% income tax rate in 1993. The 1993 Tax Act did not materially impact the results of operations for 1993, but did affect certain Balance Sheet accounts as discussed in Note 8. The 1993 Tax Act is not expected to materially impact future results of operations or cash flow.

INFLATION

     Although the rate of inflation has eased in recent years, we are still affected by even modest inflation which causes increases in the unit cost of labor, materials and services.

                        CAPITAL RESOURCES AND LIQUIDITY

1991-1993 CASH REQUIREMENTS

     We need cash for normal corporate operations, the mandatory retirement of securities and an ongoing program of constructing new facilities and modifying existing facilities. The construction program is needed to meet anticipated demand for electric service, comply with governmental regulations and protect the environment. Over the three-year period of 1991-1993, these construction and mandatory retirement needs totaled approximately $970 million. In addition, we exercised various options to redeem and purchase approximately $430 million of our securities.

     We raised $1.2 billion through security issues and term bank loans during the 1991-1993 period as shown in the Cash Flows statement. During the three-year period, the Company also utilized its short-term borrowing arrangements to help meet its cash needs.

     Although the write-offs of Perry Unit 2 and the phase-in deferrals in 1993 negatively affected our earnings, they did not adversely affect our current cash flow.

1994 AND BEYOND CASH REQUIREMENTS

     Estimated cash requirements for 1994-1998 for the Company are $791 million for its construction program and $715 million for the mandatory redemption of debt and preferred stock. The Company expects to finance internally all of its 1994 cash requirements of approximately $239 million. About 20% of the Company's 1995-1998 requirements are expected to be financed externally. If economical, additional securities may be redeemed under optional redemption provisions.

     Our capital requirements are dependent upon our implementation strategy to achieve compliance with the Clean Air Act Amendments of 1990 (Clean Air Act). Cash expenditures for our plan are estimated to be approximately $87 million over the 1994-1998 period. See Note 4(a).

LIQUIDITY

     Additional first mortgage bonds may be issued by the Company under its mortgage on the basis of property additions, cash or refundable first mortgage bonds. Under its mortgage, the Company may issue first mortgage bonds on the basis of property additions and, under certain circumstances, refundable bonds only if the applicable interest coverage test is met. At December 31, 1993, the Company would have been permitted to issue approximately $78 million of additional first mortgage bonds. After the fourth quarter of 1994, the Company's ability to issue first mortgage bonds is expected to increase substantially when its interest coverage ratio will no longer be affected by the write-offs recorded at December 31, 1993.

     As discussed in Note 11(d), certain unsecured debt agreements contain covenants relating to capitalization, fixed charge coverage ratios and secured financings. The write-offs recorded at December 31, 1993 caused the Company, Toledo Edison and Centerior Energy to violate certain of those covenants. The affected creditors have waived those violations in exchange for commitments to provide them with a second mortgage security interest on property of the Company and Toledo Edison and other considerations. We expect to complete this process in the second quarter of 1994. We will provide the same security interest to certain other creditors because their agreements require equal treatment. We expect to provide second mortgage collateral for $47 million of unsecured debt, $228 million of bank letters of credit and a $205 million revolving credit facility. The bank letters of credit and revolving credit facility are joint and several obligations of the Company and Toledo Edison. For the next five years, the Company does not expect to raise funds through the sale of debt junior to first mortgage bonds. However, if necessary or desirable, we believe that the Company could raise funds through the sale of unsecured debt or debt secured by the second mortgage referred to above. The Company also is able to raise funds through the sale of preference and preferred stock.

     The Company currently cannot sell commercial paper because of its low commercial paper ratings by Standard & Poor's Corporation (S&P) and Moody's Investors Service, Inc. (Moody's) of "B" and "Not Prime", respectively. The Company is a party to a $205 million revolving credit facility which will run through mid-1996. However, we currently cannot draw on this facility because the write-offs taken at year-end 1993 caused the Company, Toledo Edison and Centerior Energy to fail to meet certain capitalization and fixed charge coverage covenants. We expect to have this facility available to us again after it is amended in the second quarter of 1994 to provide the participating creditors with a second mortgage security interest.

     These financing resources are expected to be sufficient for the Company's needs over the next several years. The availability and cost of capital to meet the Company's external financing needs, however, also depend upon such factors as financial market conditions and its credit ratings. Current credit ratings for the Company are as follows:

                                                                 S&P            MOODY'S
                                                             -----------     -------------
        First mortgage bonds...............................       BB              Ba2
        Unsecured notes....................................        B+             Ba3
        Preferred stock....................................        B               b1

     These ratings reflect a downgrade in December 1993. In addition, S&P has issued a negative outlook for the Company.

                   FINANCIAL STATEMENTS OF CLEVELAND ELECTRIC
          THE CLEVELAND ELECTRIC ILLUMINATING COMPANY AND SUBSIDIARIES
                                INCOME STATEMENT
                                                                                For the years ended
                                                                                    December 31,
                                                                            ----------------------------
                                                                             1993       1992       1991
                                                                            ------     ------     ------
                                                                               (millions of dollars)
OPERATING REVENUES........................................................  $1,751     $1,743     $1,826
                                                                            ------     ------     ------
OPERATING EXPENSES
  Fuel and purchased power (1)............................................     423        434        455
  Other operation and maintenance.........................................     489        465        470
  Early retirement program expenses and other.............................     165         --         --
                                                                            ------     ------     ------
    Total operation and maintenance.......................................   1,077        899        925
  Depreciation and amortization...........................................     182        179        171
  Taxes, other than federal income taxes..................................     221        226        216
  Deferred operating expenses, net........................................      27        (35)        (7)
  Federal income taxes....................................................      22         89        106
                                                                            ------     ------     ------
                                                                             1,529      1,358      1,411
                                                                            ------     ------     ------
OPERATING INCOME..........................................................     222        385        415
                                                                            ------     ------     ------
NONOPERATING INCOME (LOSS)
  Allowance for equity funds used during construction.....................       4          1          8
  Other income and deductions, net........................................      (5)         8          6
  Write-off of Perry Unit 2...............................................    (351)        --         --
  Deferred carrying charges, net..........................................    (487)        59         88
  Federal income taxes -- credit (expense)................................     270         (5)       (24)
                                                                            ------     ------     ------
                                                                              (569)        63         78
                                                                            ------     ------     ------
INCOME (LOSS) BEFORE INTEREST CHARGES.....................................    (347)       448        493
                                                                            ------     ------     ------
INTEREST CHARGES
  Debt interest...........................................................     244        243        251
  Allowance for borrowed funds used during construction...................      (4)        --         (4)
                                                                            ------     ------     ------
                                                                               240        243        247
                                                                            ------     ------     ------
NET INCOME (LOSS).........................................................    (587)       205        246
PREFERRED DIVIDEND REQUIREMENTS...........................................      45         41         36
                                                                            ------     ------     ------
EARNINGS (LOSS) AVAILABLE FOR COMMON STOCK................................  $ (632)    $  164     $  210
                                                                            ======     ======     ======

- ---------------

(1) Includes purchased power expense of $120 million, $130 million and $128 million in 1993, 1992 and 1991, respectively, for all purchases from Toledo Edison.

                               RETAINED EARNINGS

                                                                                For the years ended
                                                                                    December 31,
                                                                            ----------------------------
                                                                             1993       1992       1991
                                                                            ------     ------     ------
                                                                               (millions of dollars)
RETAINED EARNINGS AT BEGINNING OF YEAR....................................  $  545     $  578     $  564
                                                                            ------     ------     ------
ADDITIONS
  Net income (loss).......................................................    (587)       205        246
DEDUCTIONS
  Dividends declared:
    Common stock..........................................................    (189)      (195)      (194)
    Preferred stock.......................................................     (48)       (41)       (36)
  Other, primarily preferred stock redemption expenses....................      (1)        (2)        (2)
                                                                            ------     ------     ------
    Net Increase (Decrease)...............................................    (825)       (33)        14
                                                                            ------     ------     ------
RETAINED EARNINGS (DEFICIT) AT END OF YEAR................................  $ (280)    $  545     $  578
                                                                            ======     ======     ======

The accompanying notes are an integral part of these statements.

          THE CLEVELAND ELECTRIC ILLUMINATING COMPANY AND SUBSIDIARIES

                                   CASH FLOWS

                                                                               For the years ended
                                                                                  December 31,
                                                                          -----------------------------
                                                                          1993        1992        1991
                                                                          -----      ------      ------
                                                                              (millions of dollars)
CASH FLOWS FROM OPERATING ACTIVITIES (1)
  Net Income (Loss)....................................................   $(587)     $  205      $  246
                                                                          -----      ------      ------
  Adjustments to Reconcile Net Income (Loss) to Cash from Operating
    Activities:
    Depreciation and amortization......................................     182         179         171
    Deferred federal income taxes......................................    (292)         66          51
    Investment tax credits, net........................................      --          (8)         13
    Deferred and unbilled revenues.....................................      (6)         (7)        (25)
    Deferred fuel......................................................       4           6          13
    Deferred carrying charges, net.....................................     487         (59)        (88)
    Leased nuclear fuel amortization...................................      47          70          69
    Deferred operating expenses, net...................................      27         (35)         (7)
    Allowance for equity funds used during construction................      (4)         (1)         (8)
    Noncash early retirement program expenses, net.....................     125          --          --
    Write-off of Perry Unit 2..........................................     351          --          --
    Changes in amounts due from customers and others, net..............       5           6          12
    Changes in inventories.............................................      17          (2)        (15)
    Changes in accounts payable........................................      18           7         (24)
    Changes in working capital affecting operations....................      29          (4)         37
    Other noncash items................................................       5         (11)        (13)
                                                                          -----      ------      ------
       Total Adjustments...............................................     995         207         186
                                                                          -----      ------      ------
         Net Cash from Operating Activities............................     408         412         432
                                                                          -----      ------      ------
CASH FLOWS FROM FINANCING ACTIVITIES (2)
  Bank loans, commercial paper and other short-term debt...............     (10)         10         (87)
  Notes payable to affiliates..........................................     (11)        (13)          7
  Debt issues:
    First mortgage bonds...............................................     280         324          --
    Secured medium-term notes..........................................      35          90         150
    Term bank loan.....................................................      40          --          --
  Preferred stock issues...............................................     100          74         125
  Maturities, redemptions and sinking funds............................    (345)       (481)       (133)
  Nuclear fuel lease obligations.......................................     (59)        (65)        (64)
  Dividends paid.......................................................    (232)       (235)       (230)
  Premiums, discounts and expenses.....................................     (11)         (7)         (5)
                                                                          -----      ------      ------
         Net Cash from Financing Activities............................    (213)       (303)       (237)
                                                                          -----      ------      ------
CASH FLOWS FROM INVESTING ACTIVITIES (2)
  Cash applied to construction.........................................    (167)       (152)       (138)
  Interest capitalized as allowance for borrowed funds used during
    construction.......................................................      (4)         --          (4)
  Loans to affiliates..................................................      --          --          11
  Other cash received (applied)........................................      19         (20)          2
                                                                          -----      ------      ------
         Net Cash from Investing Activities............................    (152)       (172)       (129)
                                                                          -----      ------      ------
NET CHANGE IN CASH AND TEMPORARY CASH INVESTMENTS......................      43         (63)         66
                                                                          -----      ------      ------
CASH AND TEMPORARY CASH INVESTMENTS AT BEGINNING OF YEAR...............      34          97          31
                                                                          -----      ------      ------
CASH AND TEMPORARY CASH INVESTMENTS AT END OF YEAR.....................   $  77      $   34      $   97
                                                                          ======     ======      ======

- ---------------

(1) Interest paid (net of amounts capitalized) was $204 million, $205 million and $221 million in 1993, 1992 and 1991, respectively. Income taxes paid were $28 million in both 1993 and 1992 and $50 million in 1991.

(2) Increases in Nuclear Fuel and Nuclear Fuel Lease Obligations in the Balance Sheet resulting from the noncash capitalizations under nuclear fuel agreements are excluded from this statement.


The accompanying notes are an integral part of this statement.

          THE CLEVELAND ELECTRIC ILLUMINATING COMPANY AND SUBSIDIARIES

                                 BALANCE SHEET

                                                                               December 31,
                                                                             ----------------
                                                                              1993      1992
                                                                             ------    ------
                                                                               (millions of
                                                                                 dollars)
ASSETS
PROPERTY, PLANT AND EQUIPMENT
  Utility plant in service.................................................  $6,734    $6,602
     Less: accumulated depreciation and amortization.......................   1,889     1,728
                                                                             ------    ------
                                                                              4,845     4,874
  Construction work in progress............................................     141       130
  Perry Unit 2.............................................................      --       371
                                                                             ------    ------
                                                                              4,986     5,375
  Nuclear fuel, net of amortization........................................     202       224
  Other property, less accumulated depreciation............................      41        37
                                                                             ------    ------
                                                                              5,229     5,636
                                                                             ------    ------
CURRENT ASSETS
  Cash and temporary cash investments......................................      77        34
  Amounts due from customers and others, net...............................     156       161
  Amounts due from affiliates..............................................       5        10
  Unbilled revenues........................................................      99        93
  Materials and supplies, at average cost..................................      93        90
  Fossil fuel inventory, at average cost...................................      20        40
  Taxes applicable to succeeding years.....................................     179       176
  Other....................................................................       3         3
                                                                             ------    ------
                                                                                632       607
                                                                             ------    ------
DEFERRED CHARGES AND OTHER ASSETS
  Amounts due from customers for future federal income taxes...............     586       583
  Unamortized loss on reacquired debt......................................      60        64
  Carrying charges and operating expenses..................................     519     1,033
  Nuclear plant decommissioning trusts.....................................      30        23
  Other....................................................................     103       177
                                                                             ------    ------
                                                                              1,298     1,880
                                                                             ------    ------
       Total Assets........................................................  $7,159    $8,123
                                                                             ======    ======

The accompanying notes are an integral part of this statement.

          THE CLEVELAND ELECTRIC ILLUMINATING COMPANY AND SUBSIDIARIES

                                 BALANCE SHEET

                                                                              December 31,
                                                                            -----------------
                                                                             1993       1992
                                                                            ------     ------
                                                                              (millions of
                                                                                dollars)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
  Common shares, without par value: 105 million authorized;
     79.6 million outstanding in 1993 and 1992............................  $1,241     $1,241
  Other paid-in-capital...................................................      79         79
  Retained earnings (deficit).............................................    (280)       545
                                                                            ------     ------
     Common stock equity..................................................   1,040      1,865
  Preferred stock
     With mandatory redemption provisions.................................     285        314
     Without mandatory redemption provisions..............................     241        144
  Long-term debt..........................................................   2,793      2,515
                                                                            ------     ------
                                                                             4,359      4,838
                                                                            ------     ------
OTHER NONCURRENT LIABILITIES
  Nuclear fuel lease obligations..........................................     151        177
  Other...................................................................      96         57
                                                                            ------     ------
                                                                               247        234
                                                                            ------     ------
CURRENT LIABILITIES
  Current portion of long-term debt and preferred stock...................      70        310
  Current portion of nuclear fuel lease obligations.......................      63         67
  Notes payable to banks and others.......................................      --         10
  Accounts payable........................................................     122        104
  Accounts and notes payable to affiliates................................      61         50
  Accrued taxes...........................................................     305        291
  Accrued interest........................................................      60         55
  Other...................................................................      52         37
                                                                            ------     ------
                                                                               733        924
                                                                            ------     ------
DEFERRED CREDITS
  Unamortized investment tax credits......................................     235        250
  Accumulated deferred federal income taxes...............................   1,105      1,392
  Unamortized gain from Bruce Mansfield Plant sale........................     343        359
  Accumulated deferred rents for Bruce Mansfield Plant....................      77         70
  Other...................................................................      60         56
                                                                            ------     ------
                                                                             1,820      2,127
                                                                            ------     ------
       Total Capitalization and Liabilities...............................  $7,159     $8,123
                                                                            ======     ======

          THE CLEVELAND ELECTRIC ILLUMINATING COMPANY AND SUBSIDIARIES

                          STATEMENT OF PREFERRED STOCK

                                                                          Current       December 31,
                                                         1993 Shares     Call Price     -------------
                                                         Outstanding     Per Share      1993     1992
                                                         -----------     ----------     ----     ----
                                                                                        (millions of
                                                                                          dollars)
Without par value, 4,000,000 preferred shares authorized
  Subject to mandatory redemption:
                     $ 7.35  Series C................       150,000      $  101.00      $ 15     $ 16
                      88.00  Series E................        21,000       1,022.96        21       24
                 Adjustable  Series M................       200,000         100.00        20       30
                      9.125  Series N................       600,000         103.04        59       74
                      91.50  Series Q................        75,000          --           75       75
                      88.00  Series R................        50,000          --           50       50
                      90.00  Series S................        75,000          --           74       74
                                                                                        ----     ----
                                                                                         314      343
  Less: Current maturities                                                                29       29
                                                                                        ----     ----
TOTAL PREFERRED STOCK, WITH MANDATORY REDEMPTION PROVISIONS........................     $285     $314
                                                                                        ====     ====
  Not subject to mandatory redemption:
                     $ 7.40  Series A................       500,000         101.00      $ 50     $ 50
                       7.56  Series B................       450,000         102.26        45       45
                 Adjustable  Series L................       500,000         103.00        49       49
                 Remarketed  Series P................            --          --           --        9
                      42.40  Series T................       200,000          --           97       --
                                                                                        ----     ----
                                                                                         241      153
  Less: Current maturities                                                                --        9
                                                                                        ----     ----
TOTAL PREFERRED STOCK, WITHOUT MANDATORY REDEMPTION PROVISIONS.....................     $241     $144
                                                                                        ====     ====

The accompanying notes are an integral part of this statement.

                       NOTES TO THE FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (A) GENERAL

     The Company is an electric utility and a wholly owned subsidiary of Centerior Energy. Centerior Energy has two other wholly owned subsidiaries, Toledo Edison and the Service Company. The Company follows the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC) and adopted by The Public Utilities Commission of Ohio (PUCO). As a rate-regulated utility, the Company is subject to Statement of Financial Accounting Standards
(SFAS) 71 which governs accounting for the effects of certain types of rate regulation. The financial statements include the accounts of the Company's wholly owned subsidiaries, which in the aggregate are not material.

     The Company is a member of the Central Area Power Coordination Group (CAPCO). Other members are Toledo Edison, Duquesne Light Company, Ohio Edison Company and its wholly owned subsidiary, Pennsylvania Power Company. The members have constructed and operate generation and transmission facilities for their use.

  (B) RELATED PARTY TRANSACTIONS

     Operating revenues, operating expenses and interest charges include those amounts for transactions with affiliated companies in the ordinary course of business operations.

     The Company's transactions with Toledo Edison are primarily for firm power, interchange power, transmission line rentals and jointly owned power plant operations and construction. See Notes 2 and 3.

     The Service Company provides management, financial, administrative, engineering, legal and other services at cost to the Company and other affiliated companies. The Service Company billed the Company $180 million, $150 million and $138 million in 1993, 1992 and 1991, respectively, for such services.

  (C) REVENUES

     Customers are billed on a monthly cycle basis for their energy consumption based on rate schedules or contracts authorized by the PUCO. An accrual is made at the end of each month to record the estimated amount of unbilled revenues for kilowatt-hours sold in the current month but not billed by the end of that month.

     A fuel factor is added to the base rates for electric service. This factor is designed to recover from customers the costs of fuel and most purchased power. It is reviewed and adjusted semiannually in a PUCO proceeding.

  (D) FUEL EXPENSE

     The cost of fossil fuel is charged to fuel expense based on inventory usage. The cost of nuclear fuel, including an interest component, is charged to fuel expense based on the rate of consumption. Estimated future nuclear fuel disposal costs are being recovered through the base rates.

     The Company defers the differences between actual fuel costs and estimated fuel costs currently being recovered from customers through the fuel factor. This matches fuel expenses with fuel-related revenues.

     Owners of nuclear generating plants are assessed by the federal government for the cost of decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy. The assessments are based upon the amount of enrichment services used in prior years and cannot be imposed for more than 15 years. The Company has accrued a liability for its share of the total assessments. These costs have been recorded in a deferred charge account since the PUCO is allowing the Company to recover the assessments through its fuel cost factors.

  (E) DEFERRED CARRYING CHARGES AND OPERATING EXPENSES

     The PUCO authorized the Company to defer operating expenses and carrying charges for Perry Unit 1 and Beaver Valley Power Station Unit 2 (Beaver Valley Unit 2) from their respective in-service dates in 1987 through December 1988. The annual amortization and recovery of these deferrals, called pre-phase-in deferrals, are $10 million which began in January 1989 and will continue over the lives of the related property.

     Beginning in January 1989, the Company deferred certain operating expenses and both interest and equity carrying charges pursuant to a PUCO-approved rate phase-in plan for its investments in Perry Unit 1 and Beaver Valley Unit 2. These deferrals, called phase-in deferrals, were written off at December 31, 1993. See Note 7.

     The Company also defers certain costs not currently recovered in rates under a Rate Stabilization Program approved by the PUCO in October 1992. See Notes 7 and 14.

  (F) DEPRECIATION AND AMORTIZATION

     The cost of property, plant and equipment is depreciated over their estimated useful lives on a straight-line basis. The annual straight-line depreciation provision for nonnuclear property expressed as a percent of average depreciable utility plant in service was 3.4% in 1993, 1992 and 1991. Effective January 1, 1991, the Company, after obtaining PUCO approval, changed its method of accounting for nuclear plant depreciation from the units-of-production method to the straight-line method at about a 3% rate. This change decreased 1991 depreciation expense $22 million and increased 1991 net income $17 million (net of $5 million of income taxes) from what they otherwise would have been. The PUCO subsequently approved in 1991 a change to lower the 3% rate to 2.5% retroactive to January 1, 1991.

     Pursuant to a PUCO order, the Company currently uses external funding for the future decommissioning of its nuclear units at the end of their licensed operating lives. The estimated costs are based on the NRC's DECON method of decommissioning (prompt decontamination). Cash contributions are made to the trust funds on a straight-line basis over the remaining licensing period for each unit. The current level of annual expense being recovered from customers based on prior estimates is approximately $4 million. However, actual decommissioning costs are expected to significantly exceed those estimates. Current site-specific estimates for the Company's share of the future decommissioning costs are $51 million in 1992 dollars for Beaver Valley Unit 2 and $136 million and $154 million in 1993 dollars for Perry Unit 1 and the Davis-Besse Nuclear Power Station (Davis-Besse), respectively. The estimates for Perry Unit 1 and Davis-Besse are preliminary and are expected to be finalized by the end of the second quarter of 1994. The Company used these estimates to increase its decommissioning expense accruals in 1993. It is expected that the increases associated with the revised cost estimates will be recoverable in future rates. In the Balance Sheet at December 31, 1993, Accumulated Depreciation and Amortization included $41 million of decommissioning costs previously expensed and the earnings on the external funding. This amount exceeds the Balance Sheet amount of the external Nuclear Plant Decommissioning Trusts because the reserve began prior to the external trust funding.

  (G) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at original cost less amounts ordered by the PUCO to be written off. Construction costs include related payroll taxes, pensions, fringe benefits, management and general overheads and allowance for funds used during construction (AFUDC). AFUDC represents the estimated composite debt and equity cost of funds used to finance construction. This noncash allowance is credited to income. The AFUDC rate was 9.63% in 1993, 10.56% in 1992 and 10.47% in 1991.

     Maintenance and repairs are charged to expense as incurred. The cost of replacing plant and equipment is charged to the utility plant accounts. The cost of property retired plus removal costs, after deducting any salvage value, is charged to the accumulated provision for depreciation.

  (H) DEFERRED GAIN FROM SALE OF UTILITY PLANT

     The sale and leaseback transaction discussed in Note 2 resulted in a net gain for the sale of the Bruce Mansfield Generating Plant (Mansfield Plant). The net gain was deferred and is being amortized over the term of leases. The amortization and the lease expense amounts are recorded as other operation and maintenance expenses.

  (I) INTEREST CHARGES

     Debt Interest reported in the Income Statement does not include interest on obligations for nuclear fuel under construction. That interest is capitalized. See Note 6.

     Losses and gains realized upon the reacquisition or redemption of long-term debt are deferred, consistent with the regulatory rate treatment. Such losses and gains are either amortized over the remainder of the original life of the debt issue retired or amortized over the life of the new debt issue when the proceeds of a new issue are used for the debt redemption. The amortizations are included in debt interest expense.

  (J) FEDERAL INCOME TAXES

     The Financial Accounting Standards Board (FASB) issued SFAS 109, a new standard for accounting for income taxes, in February 1992. We adopted the new standard in 1992. The standard amended certain provisions of SFAS 96 which we had previously adopted. Adoption of SFAS 109 in 1992 did not materially affect our results of operations, but did affect certain Balance Sheet accounts. See
Note 8.

     The financial statements reflect the liability method of accounting for income taxes. This method requires that deferred taxes be recorded for all temporary differences between the book and tax bases of assets and liabilities. The majority of these temporary differences are attributable to property-related basis differences. Included in these basis differences is the equity component of AFUDC, which will increase future tax expense when it is recovered through rates. Since this component is not recognized for tax purposes, we must record a liability for our tax obligation. The PUCO permits recovery of such taxes from customers when they become payable. Therefore, the net amount due from customers through rates has been recorded as a deferred charge and will be recovered over the lives of the related assets.

     Investment tax credits are deferred and amortized over the lives of the applicable property as a reduction of depreciation expense. See Note 7 for a discussion of the amortization of certain unrestricted excess deferred taxes and unrestricted investment tax credits under the Rate Stabilization Program.

(2) UTILITY PLANT SALE AND LEASEBACK TRANSACTIONS

     The Company and Toledo Edison are co-lessees of 18.26% (150 megawatts) of Beaver Valley Unit 2 and 6.5% (51 megawatts), 45.9% (358 megawatts) and 44.38% (355 megawatts) of Units 1, 2 and 3 of the Mansfield Plant, respectively, all for terms of about 29 1/2 years. These leases are the result of sale and leaseback transactions completed in 1987.

     Under these leases, the Company and Toledo Edison are responsible for paying all taxes, insurance premiums, operation and maintenance expenses and all other similar costs for their interests in the units sold and leased back. They may incur additional costs in connection with capital improvements to the units. The Company and Toledo Edison have options to buy the interests back at the end of the leases for the fair market value at that time or to renew the leases. Additional lease provisions provide other purchase options along with conditions for mandatory termination of the leases (and possible repurchase of the leasehold interests) for events of default. These events include noncompliance with several financial covenants discussed in Note 11(d).

     As co-lessee with Toledo Edison, the Company is also obligated for Toledo Edison's lease payments. If Toledo Edison is unable to make its payments under the Beaver Valley Unit 2 and Mansfield Plant leases, the Company would be obligated to make such payments. No payments have been made on behalf of Toledo Edison to date.

     Future minimum lease payments under the operating leases at December 31, 1993 are summarized as follows:

                                                               For the      For Toledo
    Year                                                       Company        Edison
    ----                                                       -------     -------------
                                                                 (millions of dollars)
     1994....................................................  $   63         $   103
     1995....................................................      63             102
     1996....................................................      63             125
     1997....................................................      63             102
     1998....................................................      63             102
     Later Years.............................................   1,391           2,021
                                                               ------         -------
            Total Future Minimum Lease Payments..............  $1,706         $ 2,555
                                                               ======         =======

     Rental expense is accrued on a straight-line basis over the terms of the leases. The amount recorded in 1993, 1992 and 1991 as annual rental expense for the Mansfield Plant leases was $70 million. Amounts charged to expense in excess of the lease payments are classified as Accumulated Deferred Rents in the Balance Sheet.

     The Company is buying 150 megawatts of Toledo Edison's Beaver Valley Unit 2 leased capacity entitlement. We anticipate that this purchase will continue indefinitely. Purchased power expense for this transaction was $103 million, $108 million and $107 million in 1993, 1992 and 1991, respectively. The future minimum lease payments through the year 2017 associated with Beaver Valley Unit 2 aggregate $1.47 billion.

(3) PROPERTY OWNED WITH OTHER UTILITIES AND INVESTORS

     The Company owns, as a tenant in common with other utilities and those investors who are owner-participants in various sale and leaseback transactions (Lessors), certain generating units as listed below. Each owner owns an undivided share in the entire unit. Each owner has the right to a percentage of the generating capability of each unit equal to its ownership share. Each utility owner is obligated to pay for only its respective share of the construction costs and operating expenses. Each Lessor has leased its capacity rights to a utility which is obligated to pay for such Lessor's share of the construction costs and operating expenses. The Company's share of the operating expenses of these generating units is included in the Income Statement. The Balance Sheet classification of Property, Plant and Equipment at December 31, 1993 includes the following facilities owned by the Operating Company as a tenant in common with other utilities and Lessors:

                                     In-                                                Plant      Construction
                                   Service     Ownership     Ownership      Power        in          Work in        Accumulated
        Generating Unit             Date         Share       Megawatts      Source     Service       Progress       Depreciation
- -------------------------------    -------     ---------     ---------     --------    -------     ------------     -----------
                                                                                                (millions of dollars)
Seneca Pumped Storage..........      1970        80.00%         351        Hydro       $   67          $ --            $  22
Eastlake Unit 5................      1972        68.80          411        Coal           156             2               --
Davis-Besse....................      1977        51.38          454        Nuclear        700             5              179
Perry Unit 1...................      1987        31.11          371        Nuclear      1,781             8              287
Beaver Valley Unit 2 and
  Common Facilities (Note 2)...      1987        24.47          201        Nuclear      1,277             2              219
                                                                                       -------          ---            -----
      Total....................                                                        $3,981          $ 17            $ 707
                                                                                       ======      ===========      ===========

     Depreciation for Eastlake Unit 5 has been accumulated with all other nonnuclear depreciable property rather than by specific units of depreciable property.

(4) CONSTRUCTION AND CONTINGENCIES

  (A) CONSTRUCTION PROGRAM

     The estimated cost of the Company's construction program for the 1994-1998 period is $829 million, including AFUDC of $38 million and excluding nuclear fuel.

     The Clean Air Act will require, among other things, significant reductions in the emission of sulfur dioxide in two phases over a ten-year period and nitrogen oxides by fossil-fueled generating units.

     Our compliance strategy provides for compliance with both phases through at least 2005 primarily through greater use of low-sulfur coal at some of our units and the banking of emission allowances. The plan will require capital expenditures over the 1994-2003 period of approximately $165 million for nitrogen oxide control equipment, emission monitoring equipment and plant modifications. In addition, higher fuel and other operation and maintenance expenses will be incurred. The anticipated rate increase associated with the capital expenditures and higher expenses would be about 1-2% in the late 1990s. The Company may need to install sulfur emission control technology at one of its generating plants after 2005 which could require additional expenditures at that time. The PUCO has approved this plan. We also are seeking United States Environmental Protection Agency (U.S. EPA) approval of the first phase of our plan.

     We are continuing to monitor developments in new technologies that may be incorporated into our compliance strategy. If a different plan is required by the U.S. EPA, significantly higher capital expenditures could be required during the 1994-2003 period. We believe Ohio law permits the recovery of compliance costs from customers in rates.

  (B) PERRY UNIT 2

     Perry Unit 2, including its share of the facilities common with Perry Unit 1, was approximately 50% complete when construction was suspended in 1985 pending consideration of various options. These options included resumption of full construction with a revised estimated cost, conversion to a nonnuclear design, sale of all or part of our ownership share, or cancellation.

     We wrote off our investment in Perry Unit 2 at December 31, 1993 after we determined that it would not be completed or sold. The write-off totaled $351 million ($258 million after taxes) for the Company's 44.85% ownership share of the unit. See Note 14.

  (C) HAZARDOUS WASTE DISPOSAL SITES

     The Company is aware of its potential involvement in the cleanup of three sites listed on the Superfund List and several other waste sites not on such list. The Company has accrued a liability totaling $13 million at December 31, 1993 based on estimates of the costs of cleanup and its proportionate responsibility for such costs. We believe that the ultimate outcome of these matters will not have a material adverse effect on our financial condition or results of operations. See Management's Financial Analysis -- Outlook-Hazardous Waste Disposal Sites.

(5) NUCLEAR OPERATIONS AND CONTINGENCIES

  (A) OPERATING NUCLEAR UNITS

     The Company's three nuclear units may be impacted by activities or events beyond our control. An extended outage of one of our nuclear units for any reason, coupled with any unfavorable rate treatment, could have a material adverse effect on our financial condition and results of operations. See discussion of these risks in Management's Financial Analysis -- Outlook-Nuclear Operations.

  (B) NUCLEAR INSURANCE

     The Price-Anderson Act limits the liability of the owners of a nuclear power plant to the amount provided by private insurance and an industry assessment plan. In the event of a nuclear incident at any unit in the United States resulting in losses in excess of the level of private insurance (currently $200 million), the Company's maximum potential assessment under that plan would be $85 million (plus any inflation adjustment) per incident. The assessment is limited to $11 million per year for each nuclear incident. These assessment limits assume the other CAPCO companies contribute their proportionate share of any assessment.

     The CAPCO companies have insurance coverage for damage to property at the Davis-Besse, Perry and Beaver Valley sites (including leased fuel and clean-up costs). Coverage amounted to $2.75 billion for each site as of January 1, 1994. Damage to property could exceed the insurance coverage by a substantial amount. If it does, the Company's share of such excess amount could have a material adverse effect on its financial condition and results of operations. Under these policies, the Company can be assessed a maximum of $14 million during a policy year if the reserves available to the insurer are inadequate to pay claims arising out of an accident at any nuclear facility covered by the insurer.

     The Company also has extra expense insurance coverage. It includes the incremental cost of any replacement power purchased (over the costs which would have been incurred had the units been operating) and other incidental expenses after the occurrence of certain types of accidents at our nuclear units. The amounts of the coverage are 100% of the estimated extra expense per week during the 52-week period starting 21 weeks after an accident and 67% of such estimate per week for the next 104 weeks. The amount and duration of extra expense could substantially exceed the insurance coverage.

(6) NUCLEAR FUEL

     Nuclear fuel is financed for the Company and Toledo Edison through leases with a special-purpose corporation. The total amount of financing currently available under these lease arrangements is $382 million ($232 million from intermediate-term notes and $150 million from bank credit arrangements). Financing in an amount up to $750 million is permitted. The intermediate-term notes mature in the period 1994-1997, with $75 million maturing in September 1994. At December 31, 1993, $216 million of nuclear fuel was financed for the Company. The Company and Toledo Edison severally lease their respective portions of the nuclear fuel and are obligated to pay for the fuel as it is consumed in a reactor. The lease rates are based on various intermediate-term note rates, bank rates and commercial paper rates.

     The amounts financed include nuclear fuel in the Davis-Besse, Perry Unit 1 and Beaver Valley Unit 2 reactors with remaining lease payments for the Company of $57 million, $48 million and $26 million, respectively, at December 31, 1993. The nuclear fuel amounts financed and capitalized also included interest charges incurred by the lessors amounting to $9 million in both 1993 and 1992 and $12 million in 1991. The estimated future lease amortization payments based on projected consumption are $63 million in 1994, $56 million in 1995, $50 million in 1996, $44 million in 1997 and $39 million in 1998.

(7) REGULATORY MATTERS

     Phase-in deferrals were recorded beginning in 1989 pursuant to the phase-in plan approved by the PUCO in a January 1989 rate order for the Company. The phase-in plan was designed so that the projected revenues resulting from the authorized rate increases and anticipated sales growth provided for the phase-in of certain nuclear costs over a ten-year period. The plan required the deferral of a portion of the operating expenses and both interest and equity carrying charges on the Company's deferred rate-based investments in Perry Unit 1 and Beaver Valley Unit 2 during the early years of the plan. The amortization and recovery of such deferrals were scheduled to be completed by 1998.

     As we developed our strategic plan, we evaluated the future recovery of our deferred charges and continued application of the regulatory accounting measures we follow pursuant to PUCO orders. We concluded that projected revenues would not provide for the recovery of the phase-in deferrals as scheduled because of economic and competitive pressures. Accordingly, we wrote off the cumulative balance of the phase-in deferrals. The total phase-in deferred operating expenses and carrying charges written off at December 31, 1993 by the Company were $117 million and $519 million, respectively (totaling $433 million after taxes). See Note 14. While recovery of our other regulatory deferrals remains probable, our current assessment of business conditions has prompted us to change our future plans. We decided that, once the deferral of expenses and acceleration of benefits under our Rate Stabilization Program are completed in 1995, we should no longer plan to use regulatory accounting measures to the extent we have in the past.

     In October 1992, the PUCO approved a Rate Stabilization Program that was designed to encourage economic growth in the Company's service area by freezing the Company's base rates until 1996 and limiting subsequent rate increases to specified annual amounts not to exceed $216 million over the 1996-1998 period.

     As part of the Rate Stabilization Program, the Company is allowed to defer and subsequently recover certain costs not currently recovered in rates and to accelerate amortization of certain benefits. Such regulatory accounting measures provide for rate stabilization by rescheduling the timing of rate recovery of certain costs and the amortization of certain benefits during the 1992-1995 period. The continued use of these regulatory accounting measures will be dependent upon our continuing assessment and conclusion that there will be probable recovery of such deferrals in future rates.

     The regulatory accounting measures we are eligible to record through December 31, 1995 include the deferral of post-in-service interest carrying charges, depreciation expense and property taxes on assets placed in service after February 29, 1988. The cost deferrals recorded in 1993 and 1992 pursuant to these provisions were $56 million and $52 million, respectively. Amortization and recovery of these deferrals will occur over the average life of the related assets, approximately 30 years, and will commence with future rate recognition. The regulatory accounting measures also provide for the accelerated amortization of certain unrestricted excess deferred tax and unrestricted investment tax credit balances and interim spent fuel storage accrual balances for Davis-Besse. The total amount of such regulatory benefits recognized in 1993 and 1992 pursuant to these provisions was $28 million and $7 million, respectively.

     The Rate Stabilization Program also authorized the Company to defer and subsequently recover the incremental expenses associated with the adoption of the accounting standard for postretirement benefits other than pensions (SFAS
106). In 1993, we deferred $60 million pursuant to this provision. Amortization and recovery of this deferral will commence prior to 1998 and is expected to be completed by no later than 2012. See Note 9(b).

(8) FEDERAL INCOME TAX

     Federal income tax, computed by multiplying income before taxes by the statutory rate (35% in 1993 and 34% in both 1992 and 1991), is reconciled to the amount of federal income tax recorded on the books as follows:

                                                                  1993      1992     1991
                                                                  -----     ----     ----
                                                                   (millions of dollars)
     Book Income (Loss) Before Federal Income Tax...............  $(835)    $299     $376
                                                                  =====     ====     ====
     Tax (Credit) on Book Income (Loss) at Statutory Rate.......  $(292)    $102     $128
     Increase (Decrease) in Tax:
          Write-off of Perry Unit 2.............................     30       --       --
          Write-off of phase-in deferrals.......................     20       --       --
          Depreciation..........................................      6       (3)      (2)
          Rate Stabilization Program............................    (20)      (5)      --
          Other items...........................................      8       --        4
                                                                  -----     ----     ----
     Total Federal Income Tax Expense (Credit)..................  $(248)    $ 94     $130
                                                                  =====     ====     ====

     Federal income tax expense is recorded in the Income Statement as follows:

                                                                  1993      1992     1991
                                                                  -----     ----     ----
                                                                   (millions of dollars)
     Operating Expenses:
       Current Tax Provision....................................  $  64     $47      $ 75
       Changes in Accumulated Deferred Federal Income Tax:
          Write-off of deferred operating expenses..............    (26)     --        --
          Accelerated depreciation and amortization.............     60      32         9
          Alternative minimum tax credit........................    (19)    (18)       (3)
          Retirement and postemployment benefits................    (24)     --        --
          Sale and leaseback transactions and amortization......      4       4        (9)
          Taxes, other than federal income taxes................    (18)     14        --
          Rate Stabilization Program............................     (8)      2        --
          Reacquired debt costs.................................     (2)      6        16
          Deferred fuel costs...................................     (2)     (2)       (5)
          Other items...........................................     (7)      4        12
       Investment Tax Credits...................................     --      --        11
                                                                  -----     ----     ----
            Total Charged to Operating Expenses.................     22      89       106
                                                                  -----     ----     ----
     Nonoperating Income:
       Current Tax Provision....................................    (20)    (19)       (8)
       Changes in Accumulated Deferred Federal Income Tax:
          Write-off of deferred carrying charges................   (177)     --        --
          Write-off of Perry Unit 2.............................    (93)     --        --
          Disallowed nuclear costs..............................      6       7        --
          Rate Stabilization Program............................      7       6        --
          AFUDC and carrying charges............................      7      14        32
          Other items...........................................     --      (3)       --
                                                                  -----     ----     ----
            Total Expense (Credit) to Nonoperating Income.......   (270)      5        24
                                                                  -----     ----     ----
     Total Federal Income Tax Expense (Credit)..................  $(248)    $94      $130
                                                                  =====     ====     ====

     The Company joins in the filing of a consolidated federal income tax return with its affiliated companies. The method of tax allocation reflects the benefits and burdens realized by each company's participation in the consolidated tax return, approximating a separate return result for each company.

     In August 1993, the 1993 Tax Act was enacted. Retroactive to January 1, 1993, the top marginal corporate income tax rate increased to 35%. The change in tax rate increased Accumulated Deferred Federal Income Taxes for the future tax obligation by approximately $61 million. Since the PUCO has historically permitted recovery of such taxes from customers when they become payable, the deferred charge, Amounts Due from Customers for Future Federal Income Taxes, also was increased by $61 million. The 1993 Tax Act is not expected to materially impact future results of operations or cash flow.

     Under SFAS 109, temporary differences and carryforwards resulted in deferred tax assets of $426 million and deferred tax liabilities of $1.531 billion at December 31, 1993 and deferred tax assets of $415 million and deferred tax liabilities of $1.807 billion at December 31, 1992. These are summarized as follows:

                                                                           December 31,
                                                                          ---------------
                                                                           1993     1992
                                                                          ------   ------
                                                                           (millions of
                                                                             dollars)
     Property, plant and equipment......................................  $1,311   $1,468
     Deferred carrying charges and operating expenses...................     127      249
     Sale and leaseback transactions....................................    (126)    (123)
     Net operating loss carryforwards...................................     (69)     (79)
     Investment tax credits.............................................    (128)    (132)
     Other..............................................................     (10)       9
                                                                          ------   ------
          Net deferred tax liability....................................  $1,105   $1,392
                                                                          ======   ======

     For tax purposes, net operating loss (NOL) carryforwards of approximately $197 million are available to reduce future taxable income and will expire in 2003 through 2005. The 35% tax effect of the NOLs is $69 million.

     The Tax Reform Act of 1986 provides for an alternative minimum tax (AMT) credit to be used to reduce the regular tax to the AMT level should the regular tax exceed the AMT. AMT credits of $94 million are available to offset future regular tax. The credits may be carried forward indefinitely.

(9) RETIREMENT AND POSTEMPLOYMENT BENEFITS

  (A) RETIREMENT INCOME PLAN

     Prior to December 31, 1993, the Company and Service Company jointly sponsored a noncontributing pension plan which covered all employee groups. The plan was merged with another plan which covered the employees of Toledo Edison into a single plan on December 31, 1993. The amount of retirement benefits generally depends upon the length of service. Under certain circumstances, benefits can begin as early as age 55. The funding policy is to comply with the Employee Retirement Income Security Act of 1974 guidelines.

     In 1993, the Company and Service Company offered the VTP, an early retirement program. Operating expenses for both companies for 1993 included $146 million of pension plan accruals to cover enhanced VTP benefits and an additional $7 million of pension costs for VTP benefits paid to retirees from corporate funds. The $7 million is not included in the pension data reported below. A credit of $66 million resulting from a settlement of pension obligations through lump sum payments to almost all the VTP retirees partially offset the VTP expenses.

     Net pension and VTP costs (credits) for 1991 through 1993 were comprised of the following components:

                                                                   1993     1992     1991
                                                                   ----     ----     ----
                                                                   (millions of dollars)
     Pension Costs (Credits):
       Service cost for benefits earned during the
          period.................................................  $ 10     $10      $ 9
       Interest cost on projected benefit obligation.............    26      27       25
       Actual return on plan assets..............................   (50)    (19 )    (99 )
       Net amortization and deferral.............................     2     (35 )     50
                                                                   ----     ----     ----
          Net pension costs (credits)............................   (12)    (17 )    (15 )
     VTP cost....................................................   146      --       --
     Settlement gain.............................................   (66)     --       --
                                                                   ----     ----     ----
          Net costs (credits)....................................  $ 68     $(17)    $(15)
                                                                   ====     ====     ====

     The following table presents a reconciliation of the funded status of the former plan of the Company and Service Company at December 31, 1992 with comparable information for a portion of the merged plan at December 31, 1993. The December 31, 1993 benefit obligation estimates were derived from information for the former plans. Plan assets of the merged plan were allocated based on a pro rata share of the projected benefit obligation.

                                                                           1993     1992
                                                                           ----     ----
                                                                           (millions of
                                                                             dollars)
     Actuarial present value of benefit obligations:
       Vested benefits...................................................  $231     $215
       Nonvested benefits................................................    26       28
                                                                           ----     ----
          Accumulated benefit obligation.................................   257      243
       Effect of future compensation levels..............................    37       86
                                                                           ----     ----
          Total projected benefit obligation.............................   294      329
     Plan assets at fair market value....................................   268      585
                                                                           ----     ----
          Funded status..................................................   (26)     256
     Unrecognized net loss (gain) from variance
       between assumptions and experience................................    61     (107)
     Unrecognized prior service cost.....................................     6        7
     Transition asset at January 1, 1987 being amortized over 19 years...   (35)     (82)
                                                                           ----     ----
          Net prepaid pension cost.......................................  $  6     $ 74
                                                                           ====     ====

     At December 31, 1993, the settlement (discount) rate and long-term rate of return on plan assets assumptions were 7.25% and 8.75%, respectively. The long-term rate of annual compensation increase assumption was 4.25%. At December 31, 1992, the settlement rate and long-term rate of return on plan assets assumptions were 8.5% and the long-term rate of annual compensation increase assumption was 5%.

     Plan assets consist primarily of investments in common stock, bonds, guaranteed investment contracts, cash equivalent securities and real estate.

  (B) OTHER POSTRETIREMENT BENEFITS

     Centerior Energy sponsors jointly with its subsidiaries a postretirement benefit plan which provides all employee groups certain health care, death and other postretirement benefits other than pensions. The plan is contributory, with retiree contributions adjusted annually. The plan is not funded. A policy limiting the employer's contribution for retiree medical coverage for employees retiring after March 31, 1993 was implemented in February 1993.

     The Company adopted SFAS 106, the accounting standard for postretirement benefits other than pensions, effective January 1, 1993. The standard requires the accrual of the expected costs of such benefits during the employees' years of service. Previously, the costs of these benefits were expensed as paid, which is consistent with ratemaking practices. Such costs for the Company totaled $5 million in 1992 and $6 million in 1991, which included medical benefits of $4 million in 1992 and $5 million in 1991. The total amount accrued by the Company for SFAS 106 costs for 1993 was $69 million, of which $4 million was capitalized and $65 million was expensed as other operation and maintenance expenses. In 1993, the Company deferred incremental SFAS 106 expenses totaling $60 million pursuant to a provision of the Rate Stabilization Program. See Note 7.

     The components of the total postretirement benefit costs for 1993 were as follows:

                                                                                Millions
                                                                               of Dollars
                                                                               ----------
     Service cost for benefits earned........................................     $  2
     Interest cost on accumulated postretirement benefit obligation..........       10
     Amortization of transition obligation at January 1, 1993 of $104 million
       over 20 years.........................................................        5
     VTP curtailment cost (includes $10 million transition obligation
       adjustment)...........................................................       52
                                                                                   ---
       Total costs...........................................................     $ 69
                                                                               =========

     These amounts included costs for the Company and a pro rata share of the Service Company's costs.

     The accumulated postretirement benefit obligation and accrued postretirement benefit cost at December 31, 1993 for the Company and its share of the Service Company's obligation are summarized as follows:

                                                                                Millions
                                                                               of Dollars
                                                                               ----------
     Accumulated postretirement benefit obligation
       attributable to:
       Retired participants..................................................    $ (141)
       Fully eligible active plan participants...............................        (1)
       Other active plan participants........................................       (19)
                                                                               ----------
          Accumulated postretirement benefit obligation......................      (161)
     Unrecognized net loss from variance between assumptions and
       experience............................................................         9
     Unamortized transition obligation.......................................        89
                                                                               ----------
          Accrued postretirement benefit cost................................    $  (63)
                                                                               =========

     The Balance Sheet classification of Other Noncurrent Liabilities at December 31, 1993 includes only the Company's accrued postretirement benefit cost of $52 million and excludes the Service Company's portion since the Service Company's total accrued cost is carried on its books.

     At December 31, 1993, the settlement rate and the long-term rate of annual compensation increase assumptions were 7.25% and 4.25%, respectively. The assumed annual health care cost trend rates (applicable to gross eligible charges) are 9.5% for medical and 8% for dental in 1994. Both rates reduce gradually to a fixed rate of 4.75% in 1996 and later years. Elements of the obligation affected by contribution caps are significantly less sensitive to the health care cost trend rate than other elements. If the assumed health care cost trend rates were increased by 1% in each future year, the accumulated postretirement benefit obligation as of December 31, 1993 would increase by $7 million and the aggregate of the service and interest cost components of the annual postretirement benefit cost would increase by $0.5 million.

  (C) POSTEMPLOYMENT BENEFITS

     In 1993, the Company adopted SFAS 112, the new accounting standard which requires the accrual of postemployment benefit costs. Postemployment benefits are the benefits provided to former or inactive employees after employment but before retirement, such as worker's compensation, disability benefits and severance pay. The adoption of this accounting method did not materially affect the Company's 1993 results of operations or financial position.

(10) GUARANTEES

     The Company has guaranteed certain loan and lease obligations of two mining companies under two long-term coal purchase arrangements. One of these arrangements requires payments to the mining company for any actual expenses (as advance payments for coal) when the mines are idle for reasons beyond the control of the mining company. At December 31, 1993, the principal amount of the mining companies' loan and lease obligations guaranteed by the Company was $60 million.

(11) CAPITALIZATION

  (A) CAPITAL STOCK TRANSACTIONS

     Preferred stock shares sold and retired during the three years ended December 31, 1993 are listed in the following table.

                                                                  1993      1992      1991
                                                                  -----     -----     -----
                                                                    (thousands of shares)
     Subject to Mandatory Redemption:
       Sales
          $ 91.50 Series Q......................................     --        --        75
            88.00 Series R......................................     --        --        50
            90.00 Series S......................................     --        75        --
       Retirements
          $  7.35 Series C......................................    (10)      (10)      (10)
            88.00 Series E......................................     (3)       (3)       (3)
            75.00 Series F......................................     --        --        (2)
           145.00 Series I......................................     --        --       (14)
           113.50 Series K......................................     --        --       (10)
          Adjustable Series M...................................   (100)     (100)     (100)
             9.125 Series N.....................................   (150)       --        --
     Not Subject to Mandatory Redemption:
       Sales
          $ 42.40 Series T......................................    200        --        --
       Retirements
          Remarketed Series P...................................     --        (1)       --
                                                                  -----     -----     -----
          Net (Decrease)........................................    (63)      (39)      (14)
                                                                  =====     =====     =====

  (B) EQUITY DISTRIBUTION RESTRICTIONS

     Federal law prohibits the Company from paying dividends out of capital accounts. However, the Company may pay preferred and common stock dividends out of appropriated retained earnings and current earnings. At December 31, 1993, the Company had $125 million of appropriated retained earnings for the payment of preferred and common stock dividends.

  (C) PREFERRED AND PREFERENCE STOCK

     Amounts to be paid for preferred stock which must be redeemed during the next five years are $29 million in 1994, $40 million in 1995, $30 million in both 1996 and 1997 and $15 million in 1998.

     The annual preferred stock mandatory redemption provisions are as follows:

                                                          Shares                    Price
                                                          To Be       Beginning      Per
                                                         Redeemed        in         Share
                                                         --------     ---------     ------
     $ 7.35 Series C...................................   10,000         1984       $  100
      88.00 Series E...................................    3,000         1981        1,000
     Adjustable Series M...............................  100,000         1991          100
       9.125 Series N..................................  150,000         1993          100
      91.50 Series Q...................................   10,714         1995        1,000
      88.00 Series R...................................   50,000         2001*       1,000
      90.00 Series S...................................   18,750         1999        1,000

     * All outstanding shares to be redeemed on December 1, 2001.

     In June 1993, the Company issued $100 million principal amount of Serial Preferred Stock, $42.40 Series T. The Series T stock was deposited with an agent which issued Depositary Receipts, each representing 1/20 of a share of the Series T stock.

     The annualized preferred dividend requirement at December 31, 1993 was $47 million.

     The preferred dividend rates on the Company's Series L and M fluctuate based on prevailing interest rates and market conditions. The dividend rates for both issues averaged 7% in 1993. The Company's Series P had a 6.5% dividend rate in 1993 until it was redeemed in August 1993.

     Preference stock authorized for the Company is 3,000,000 shares without par value. No preference shares are currently outstanding.

     With respect to dividend and liquidation rights, the Company's preferred stock is prior to its preference stock and common stock, and its preference stock is prior to its common stock.

  (D) LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

     Long-term debt, less current maturities, was as follows:

                                                            Actual
                                                          or Average
                                                           Interest
                                                           Rate at          December 31,
                                                         December 31,     -----------------
                      Year of Maturity                       1993          1993       1992
     --------------------------------------------------  ------------     ------     ------
                                                                            (millions of
                                                                              dollars)
     First mortgage bonds:
       1994............................................      4.375%       $   --     $   25
       1994............................................     13.75             --          4
       1995............................................     13.75              4          4
       1995............................................      7.00              1          1
       1996............................................     13.75              4          4
       1996............................................      7.00              1          1
       1997............................................     10.88              6          6
       1997............................................     13.75              4          4
       1997............................................      7.00              1          1
       1998............................................     10.88              6          6
       1998............................................     13.75              4          4
       1998............................................      7.00              1          1
       1999-2003.......................................      8.06            406        306
       2004-2008.......................................      8.48            115        119
       2009-2013.......................................      8.08            405        405
       2014-2018.......................................      8.07            513        513
       2019-2023.......................................      8.23            518        368
                                                                          ------     ------
                                                                           1,989      1,772
     Secured medium term notes due 1995-2021...........      8.88            713        678
     Term bank loans due 1995-1996.....................      4.07             45          8
     Pollution control notes due 1995-2012.............      6.31             53         53
     Other -- net......................................     --                (7)         4
                                                                          ------     ------
          Total Long-Term Debt.........................                   $2,793     $2,515
                                                                          ======     ======

     Long-term debt matures during the next five years as follows: $42 million in 1994, $246 million in 1995, $151 million in 1996, $55 million in 1997 and $78 million in 1998.

     The Company issued $275 million aggregate principal amount of secured medium-term notes during the 1991-1993 period. The notes are secured by first mortgage bonds.

     The Company's mortgage constitutes a direct first lien on substantially all property owned and franchises held by the Company. Excluded from the lien, among other things, are cash, securities, accounts receivable, fuel and supplies.

     An unsecured loan agreement of the Company contains covenants relating to capitalization ratios, fixed charge coverage ratios and limitations on secured financing other than through first mortgage bonds or certain other transactions. Two reimbursement agreements relating to separate letters of credit issued in connection with the sale and leaseback of Beaver Valley Unit 2 contain several financial covenants affecting the Company, Toledo Edison and Centerior Energy. Among these are covenants relating to fixed charge coverage ratios and capitalization ratios. The write-offs recorded at December 31, 1993 caused the Company, Toledo Edison and Centerior Energy to violate certain covenants contained in the loan agreement and the two reimbursement agreements. The affected creditors have waived those violations in exchange for commitments to provide them with a second mortgage security interest on property of the Company and Toledo Edison and other considerations. We expect to complete this process in the second quarter of 1994. We will provide the same security interest to certain other creditors because their agreements require equal treatment. We expect to provide second mortgage collateral for $47 million of unsecured debt, $228 million of bank letters of credit and a $205 million revolving credit facility. The bank letters of credit and revolving credit facility are joint and several obligations of the Company and Toledo Edison.

(12) SHORT-TERM BORROWING ARRANGEMENTS

     In May 1993, Centerior Energy arranged for a $205 million, three-year revolving credit facility. The facility may be renewed twice for one-year periods at the option of the participating banks. Centerior Energy and the Service Company may borrow under the facility, with all borrowings jointly and severally guaranteed by the Company and Toledo Edison. Centerior Energy plans to transfer any of its borrowed funds to the Company and Toledo Edison, while the Service Company may borrow up to $25 million for its own use. The banks' fee is 0.5% per annum payable quarterly in addition to interest on any borrowings. That fee is expected to increase to 0.625% when the facility agreement is amended as discussed below. There were no borrowings under the facility at December 31, 1993. The facility agreement contains covenants relating to capitalization and fixed charge coverage ratios for the Company, Toledo Edison and Centerior Energy. The write-offs recorded at December 31, 1993 caused the ratios to fall below those covenant requirements. The revolving credit facility is expected to be available for borrowings after the facility agreement is amended in the second quarter of 1994 to provide the participating creditors with a second mortgage security interest.

     Short-term borrowing capacity authorized by the PUCO annually is $300 million for the Company. The Company and Toledo Edison are authorized by the PUCO to borrow from each other on a short-term basis.

     At December 31, 1993, the Company had no commercial paper outstanding. The Company is unable to rely on the sale of commercial paper to provide short-term funds because of its below investment grade commercial paper credit ratings.

(13) FINANCIAL INSTRUMENTS' FAIR VALUE

     The estimated fair values at December 31, 1993 and 1992 of financial instruments that do not approximate their carrying amounts are as follows:

                                                                 December 31,
                                                  -------------------------------------------
                                                         1993                    1992
                                                  -------------------     -------------------
                                                  Carrying      Fair      Carrying      Fair
                                                   Amount      Value       Amount      Value
                                                  --------     ------     --------     ------
                                                             (millions of dollars)
     Nuclear Plant Decommissioning Trusts.......   $   30      $   32      $   23      $   24
     Preferred Stock, with Mandatory Redemption
       Provisions (including current portion)...      314         307         343         342
     Long-Term Debt (including current
       portion).................................    2,841       2,946       2,793       2,886

     The fair value of the nuclear plant decommissioning trusts is estimated based on the quoted market prices for the investment securities. The fair value of the Company's preferred stock with mandatory redemption provisions and long-term debt is estimated based on the quoted market prices for the respective or similar issues or on the basis of the discounted value of future cash flows. The discounted value used current dividend or interest rates (or other appropriate rates) for similar issues and loans with the same remaining maturities.

     The estimated fair values of all other financial instruments approximate their carrying amounts in the Balance Sheet at December 31, 1993 and 1992 because of their short-term nature.

(14) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 1993.

                                                               Quarters Ended
                                              -------------------------------------------------
                                              March 31,     June 30,     Sept. 30,     Dec. 31,
                                              ---------     --------     ---------     --------
                                                            (millions of dollars)
     1993
       Operating Revenues...................    $ 421         $417         $ 507        $  406
       Operating Income (Loss)..............       82           85            89           (32)
       Net Income (Loss)....................       33           30            39          (689)
       Earnings (Loss) Available for Common
          Stock.............................       23           19            27          (701)
     1992
       Operating Revenues...................    $ 422         $415         $ 479        $  427
       Operating Income.....................       83           85           139            77
       Net Income...........................       27           33           102            43
       Earnings Available for Common
          Stock.............................       17           23            92            32

     Earnings for the quarter ended September 30, 1993 were decreased by $46 million as a result of the recording of $71 million of VTP pension-related benefits.

     Earnings for the quarter ended December 31, 1993 were decreased as a result of year-end adjustments for the $351 million write-off of Perry Unit 2 (see Note 4(b)), the $636 million write-off of the phase-in deferrals (see Note 7) and $38 million of other charges. These adjustments decreased quarterly earnings by $716 million.

     Earnings for the quarter ended September 30, 1992 were increased by $26 million as a result of the recording of deferred operating expenses and carrying charges for the first nine months of 1992 totaling $39 million under the Rate Stabilization Program approved by the PUCO in October 1992. See Note 7.

(15) PENDING MERGER OF THE COMPANY WITH TOLEDO EDISON

     On March 25, 1994, Centerior Energy announced that its operating utility subsidiaries, the Company and Toledo Edison, plan to merge into a single operating entity. Since the Company and Toledo Edison affiliated in 1986, efforts have been made to consolidate operations and administration as much as possible to achieve maximum cost savings. The merger of the two companies into a single entity is the completion of this consolidation process. Various aspects of the merger are subject to the approval of the FERC, the PUCO and other regulatory authorities. The merger must be approved by share owners of Toledo Edison's preferred stock. Share owners of the Company's preferred stock must approve the authorization of additional shares of preferred stock. Share owners of Toledo Edison's preferred stock will exchange their shares for preferred stock shares of the successor corporation having substantially the same terms, while the Company's preferred stock will automatically become shares of the successor corporation. Debt holders of the merging companies will become debt holders of the successor corporation. The merging companies plan to seek preferred stock share owner approval in the summer of 1994. The merger is expected to be effective in late 1994.

     For the merging companies, the combined pro forma operating revenues were $2.475 billion, $2.439 billion and $2.561 billion and the combined pro forma net income (loss) was $(876) million, $276 million and $296 million for the years ended December 31, 1993, 1992 and 1991, respectively. The pro forma data is based on accounting for the merger on a method similar to a pooling of interests. The pro forma data is not necessarily indicative of the results of operations which would have been reported had the merger been in effect during those years or which may be reported in the future. The pro forma data should be read in conjunction with the audited financial statements of both the Company and Toledo Edison.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Share Owners of
The Cleveland Electric
Illuminating Company:

     We have audited the accompanying consolidated balance sheet and consolidated statement of preferred stock of The Cleveland Electric Illuminating Company (a wholly owned subsidiary of Centerior Energy Corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Cleveland Electric Illuminating Company and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed further in Notes 1 and 9, changes were made in the methods of accounting for nuclear plant depreciation in 1991 and for postretirement benefits other than pensions in 1993.

ARTHUR ANDERSEN LLP

Cleveland, Ohio
February 14, 1994
(except with respect to
the matter discussed
in Note 15, as to which
the date is March 25, 1994)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS OF TOLEDO EDISON

                        MANAGEMENT'S FINANCIAL ANALYSIS

RESULTS OF OPERATIONS

1993 VS. 1992

     Factors contributing to the 3.1% increase in 1993 operating revenues for The Toledo Edison Company (Company) are as follows:

                                                                                MILLIONS
                    INCREASE (DECREASE) IN OPERATING REVENUES                  OF DOLLARS
     ------------------------------------------------------------------------  -----------
       Sales Volume and Mix..................................................     $  38
       Wholesale Sales.......................................................       (11)
       Base Rates and Miscellaneous..........................................        (3)
       Fuel Cost Recovery Revenues...........................................         2
                                                                               -----------
            Total............................................................     $  26
                                                                               =========

     The net revenue increase resulted primarily from the different weather conditions and the changes in the composition of the sales mix among customer categories. Weather accounted for approximately $17 million of the higher 1993 revenues. Hot summer weather in 1993 boosted residential and commercial kilowatt-hour sales. In contrast, the 1992 summer was the coolest in 56 years in Northwestern Ohio. Residential and commercial sales also increased as a result of colder late-winter temperatures in 1993 which increased electric heating-related demand. Residential and commercial sales increased 5.1% and 3.2%, respectively, in 1993. Industrial sales increased 6% as a result of increased sales to large automotive manufacturers, petroleum refiners and the broad-based, smaller industrial customer group. Other sales decreased 18.4% because of fewer sales to wholesale customers. Generating plant outages and retail customer demand limited power availability for bulk power transactions. As a result, total sales decreased 2.2% in 1993. Base rates and miscellaneous revenues decreased in 1993 primarily from lower revenues under contracts having reduced rates with certain large customers and a declining rate structure tied to usage. The contracts have been negotiated to meet competition and encourage economic growth. The net increase in 1993 fuel cost recovery revenues resulted from changes in the fuel cost factors. The weighted average of these factors increased about 2%.

     Operating expenses increased 12.6% in 1993. The increase in total operation and maintenance expenses resulted from the $88 million of net benefit expenses related to an early retirement program, called the Voluntary Transition Program
(VTP), other charges totaling $19 million and a slight increase in other operation and maintenance expenses. The VTP benefit expenses consisted of $75 million of costs for the Company plus $13 million for the Company's pro rata share of the costs for its affiliate, Centerior Service Company (Service Company). Other charges recorded at year-end 1993 related to a performance improvement plan for Perry Nuclear Power Plant Unit 1 (Perry Unit 1), postemployment benefits and other expense accruals. See Note 9 for information on retirement and postemployment benefits. Deferred operating expenses decreased because of the write-off of the phase-in deferred operating expenses in 1993 as discussed in Note 7. Federal income taxes decreased as a result of lower pretax operating income.

     As discussed in Note 4(b), $232 million of our Perry Nuclear Power Plant Unit 2 (Perry Unit 2) investment was written off in 1993. Credits for carrying charges recorded in nonoperating income decreased because of the write-off of the phase-in deferred carrying charges in 1993 as discussed in Note 7. The federal income tax credit for nonoperating income in 1993 resulted from the write-offs.

1992 VS. 1991

     Factors contributing to the 4.8% decrease in 1992 operating revenues are as follows:

                                                                                MILLIONS
                    INCREASE (DECREASE) IN OPERATING REVENUES                  OF DOLLARS
     ------------------------------------------------------------------------  -----------
       Sales Volume and Mix..................................................     $ (29)
       Base Rates and Miscellaneous..........................................       (24)
       Wholesale Sales.......................................................        11
                                                                               -----------
            Total............................................................     $ (42)
                                                                               =========

     The revenue decreases resulted primarily from the different weather conditions and the changes in the composition of the sales mix among customer categories. Weather accounted for approximately $22 million of the lower 1992 revenues. Winter and spring in 1992 were milder than in 1991. In addition, the cooler summer in 1992 contrasted with the summer of 1991 which was much hotter than normal. Total kilowatt-hour sales increased 0.2% in 1992. Residential and commercial sales decreased 4.9% and 3.8%, respectively, as moderate temperatures in 1992 reduced electric heating and cooling demands. Industrial sales increased 0.6% as increased sales to glass and metal manufacturers and to the broad-based, smaller industrial customer group offset lower sales to petroleum refining and auto manufacturing customers. Other sales increased 5.2% because of increased sales to wholesale customers. Operating revenues in 1991 included the recognition of $24 million of deferred revenues over the period of a refund to customers under a provision of a January 1989 rate order. No such revenues were reflected in 1992 as the refund period ended in December 1991.

     Operating expenses decreased 4.4% in 1992. A reduction of $14 million in other operation and maintenance expenses resulted primarily from cost-cutting measures. Lower fuel and purchased power expense resulted from less amortization of previously deferred fuel costs than the amount amortized in 1991. These decreases were partially offset by higher depreciation and amortization, caused primarily by the adoption of the new accounting standard for income taxes (SFAS
109) in 1992, and by higher taxes, other than federal income taxes, caused by increased Ohio property taxes. Deferred operating expenses increased as a result of the deferrals under the Rate Stabilization Program discussed in Note 7.

     The federal income tax provision for nonoperating income decreased because of a greater tax allocation of interest charges to nonoperating activities. Credits for carrying charges recorded in nonoperating income increased primarily because of Rate Stabilization Program carrying charge credits. Interest charges decreased as a result of debt refinancings at lower interest rates and lower short-term borrowing requirements.

                                    OUTLOOK

RECENT ACTIONS

     In January 1994, Centerior Energy Corporation (Centerior Energy), along with the Company and The Cleveland Electric Illuminating Company (Cleveland Electric), announced a comprehensive strategic action plan to strengthen their financial and competitive positions. The Company and Cleveland Electric are the two wholly owned electric utility subsidiaries of Centerior Energy. The plan established specific objectives and was designed to guide Centerior Energy and its subsidiaries through the year 2001. Several actions were taken at that time. Centerior Energy reduced its quarterly common stock dividend from $.40 per share to $.20 per share effective with the dividend payable February 15, 1994. This action was taken because projected financial results did not support continuation of the dividend at its former rate. The Company and Cleveland Electric also wrote off their investments in Perry Unit 2 and certain deferred charges related to a January 1989 rate agreement (phase-in deferrals). The aggregate after-tax effect of these write-offs for the Company was $332 million which resulted in a net loss in 1993 and a retained earnings deficit. The write-offs are discussed in Notes 4(b) and 7. The Company also recognized other one-time charges totaling $15 million after taxes related to a performance improvement plan for Perry Unit 1, postemployment benefits and other expense accruals.

     Also contributing to the net loss in 1993 was a charge of $36 million after taxes representing a portion of the VTP costs. The Company will realize approximately $20 million of savings in annual payroll and benefit costs beginning in 1994 as a result of the VTP.

STRATEGIC PLAN

     The objectives of the strategic plan are to maximize share owner return on Centerior Energy common stock from corporate assets and resources, achieve profitable revenue growth, become an industry leader in customer satisfaction, build a winning team and attain increasingly competitive power supply costs. To achieve these objectives, the Company will continue controlling its operation and maintenance expenses and capital expenditures, reduce its outstanding debt, increase revenues by finding new uses for existing assets and resources, implement a broad range of new marketing programs, increase revenues by restructuring rates for various customers where appropriate, improve the operating performance of its plants and take other appropriate actions.

COMMON STOCK DIVIDENDS

     In recent years, the Company has retained all of its earnings available for common stock. The Company has not paid a common stock dividend to Centerior Energy since February 1991. Because the Company is currently prohibited from paying a common stock dividend by a provision in its mortgage (see Note 11(b)), the Company does not expect to pay any common stock dividends in the foreseeable future.

COMPETITION

     Our electric rates are among the highest in our region because we are recovering the substantial investment in our nuclear construction program. Accordingly, some of our customers continue to seek less costly alternatives, including switching to or working to create a municipal electric system. There are a number of rural and municipal systems in our service area. In addition, we face threats of other municipalities in our service area establishing new systems. We have entered into agreements with some of the communities which considered establishing systems. Accordingly, they will not proceed with such development at this time in return for rate concessions and/or economic development funds. Others have determined that developing a system was not feasible. We will continue to address municipal system threats through aggressive marketing programs and emphasizing to our customers the value of our service and the risks of a municipal system.

     The Energy Policy Act of 1992 (Energy Act) will provide additional competition in the electric utility industry by requiring utilities to wheel to municipal systems in their service areas electricity from other utilities. This provision of the Energy Act should not significantly increase the competitive threat to us since the operating licenses for our nuclear units have required us to wheel to municipal systems in our service area since 1977. The Energy Act also created a class of exempt wholesale generators which may increase competition in the wholesale power market. A further risk is the possibility that the government could mandate that utilities deliver power from another utility or generation source to their retail customers. We have entered into contracts with many of our large industrial and commercial customers which have remaining terms of one to five years. We will attempt to renew those contracts as they expire which will help us compete if retail wheeling is permitted in the future.

RATE MATTERS

     Our Rate Stabilization Program remains in effect. Under this program, we agreed to freeze base rates until 1996 and limit rate increases through 1998. In exchange, we are permitted to defer through 1995 and subsequently recover certain costs not currently recovered in rates and to accelerate the amortization of certain benefits. The amortization and recovery of the deferrals will begin with future rate recognition and will continue over the average life of the related assets, or approximately 30 years. The continued use of these regulatory accounting measures will be dependent upon our continuing assessment and conclusion that there will be probable recovery of such deferrals in future rates.

     The analysis leading to the year-end 1993 financial actions and strategic plan also included an evaluation of our regulatory accounting measures. We decided that, once the deferral of expenses and acceleration of benefits under our Rate Stabilization Program are completed in 1995, we should no longer plan to use regulatory accounting measures to the extent we have in the past.

NUCLEAR OPERATIONS

     The Company's three nuclear units may be impacted by activities or events beyond our control. Operating nuclear generating units have experienced unplanned outages or extensions of scheduled outages because of equipment problems or new regulatory requirements. A major accident at a nuclear facility anywhere in the world could cause the Nuclear Regulatory Commission (NRC) to limit or prohibit the operation or licensing of any nuclear unit. If one of our nuclear units is taken out of service for an extended period of time for any reason, including an accident at such unit or any other nuclear facility, we cannot predict whether regulatory authorities would impose unfavorable rate treatment. Such treatment could include taking our affected unit out of rate base or disallowing certain construction or maintenance costs. An extended outage of one of our nuclear units coupled with unfavorable rate treatment could have a material adverse effect on our financial condition and results of operations.

     We externally fund the estimated costs for the future decommissioning of our nuclear units. In 1993, we increased our decommissioning expense accruals for revisions in our cost estimates. We expect the increases associated with the new estimates will be recoverable in future rates. See Note 1(f).

HAZARDOUS WASTE DISPOSAL SITES

     The Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended (Superfund) established programs addressing the cleanup of hazardous waste disposal sites, emergency preparedness and other issues. The Company is aware of its potential involvement in the cleanup of several sites. Although these sites are not on the Superfund National Priorities List, they are generally being administered by various governmental entities in the same manner as they would be administered if they were on such list. The allegations that the Company disposed of hazardous waste at these sites and the amounts involved are often unsubstantiated and subject to dispute. Superfund provides that all "potentially responsible parties" (PRPs) to a particular site can be held liable on a joint and several basis. Consequently, if the Company were held liable for 100% of the cleanup costs of all of the sites referred to above, the cost could be as high as $150 million. However, we believe that the actual cleanup costs will be substantially lower than $150 million, that the Company's share of any cleanup costs will be substantially less than 100% and that most of the other PRPs are financially able to contribute their share. The Company has accrued a liability totaling $6 million at December 31, 1993 based on estimates of the costs of cleanup and its proportionate responsibility for such costs. We believe that the ultimate outcome of these matters will not have a material adverse effect on our financial condition or results of operations.

1993 TAX ACT

     The Revenue Reconciliation Act of 1993 (1993 Tax Act), which was enacted in August 1993, provided for a 35% income tax rate in 1993. The 1993 Tax Act did not materially impact the results of operations for 1993, but did affect certain Balance Sheet accounts as discussed in Note 8. The 1993 Tax Act is not expected to materially impact future results of operations or cash flow.

INFLATION

     Although the rate of inflation has eased in recent years, we are still affected by even modest inflation which causes increases in the unit cost of labor, materials and services.

                        CAPITAL RESOURCES AND LIQUIDITY

1991-1993 CASH REQUIREMENTS

     We need cash for normal corporate operations, the mandatory retirement of securities and an ongoing program of constructing new facilities and modifying existing facilities. The construction program is needed to meet anticipated demand for electric service, comply with governmental regulations and protect the environment. Over the three-year period of 1991-1993, these construction and mandatory retirement needs totaled approximately $440 million. In addition, we exercised various options to redeem approximately $490 million of our securities.

     We raised $815 million through security issues and term bank loans during the 1991-1993 period as shown in the Cash Flows statement. During the three-year period, the Company also utilized its short-term borrowing arrangements to help meet its cash needs.

     Although the write-offs of Perry Unit 2 and the phase-in deferrals in 1993 negatively affected our earnings, they did not adversely affect our current cash flow.

1994 AND BEYOND CASH REQUIREMENTS

     Estimated cash requirements for 1994-1998 for the Company are $249 million for its construction program and $324 million for the mandatory redemption of debt and preferred stock. The Company expects to finance internally all of its 1994 cash requirements of approximately $109 million. About 15% of the Company's 1995-1998 requirements are expected to be financed externally. If economical, additional securities may be redeemed under optional redemption provisions, which will help improve the Company's capitalization structure and interest coverage ratios.

     Our capital requirements are dependent upon our implementation strategy to achieve compliance with the Clean Air Act Amendments of 1990 (Clean Air Act). Cash expenditures for our plan are estimated to be approximately $41 million over the 1994-1998 period. See Note 4(a).

LIQUIDITY

     Additional first mortgage bonds may be issued by the Company under its mortgage on the basis of property additions, cash or refundable first mortgage bonds. Under its mortgage, the Company may issue first mortgage bonds on the basis of property additions and, under certain circumstances, refundable bonds only if the applicable interest coverage test is met. At December 31, 1993, the Company would have been permitted to issue approximately $323 million of additional first mortgage bonds.

     As discussed in Note 11(d), certain unsecured debt agreements contain covenants relating to capitalization, fixed charge coverage ratios and secured financings. The write-offs recorded at December 31, 1993 caused the Company, Cleveland Electric and Centerior Energy to violate certain of those covenants. The affected creditors have waived those violations in exchange for commitments to provide them with a second mortgage security interest on property of the Company and Cleveland Electric and other considerations. We expect to complete this process in the second quarter of 1994. We will provide the same security interest to certain other creditors because their agreements require equal treatment. We expect to provide second mortgage collateral for $172 million of unsecured debt, $228 million of bank letters of credit and a $205 million revolving credit facility. The bank letters of credit and revolving credit facility are joint and several obligations of the Company and Cleveland Electric. For the next five years, the Company does not expect to raise funds through the sale of debt junior to first mortgage bonds. However, if necessary or desirable, we believe that the Company could raise funds through the sale of unsecured debt or debt secured by the second mortgage referred to above. The Company also is able to raise funds through the sale of preference stock. The Company will be unable to issue preferred stock until it can meet the interest and preferred dividend coverage test in its articles of incorporation.

     The Company currently cannot sell commercial paper because of its low commercial paper ratings by Standard & Poor's Corporation (S&P) and Moody's Investors Service, Inc. (Moody's) of "B" and "Not Prime", respectively. The Company is a party to a $205 million revolving credit facility which will run through mid-1996. However, we currently cannot draw on this facility because the write-offs taken at year-end 1993 caused the Company, Cleveland Electric and Centerior Energy to fail to meet certain capitalization and fixed charge coverage covenants. We expect to have this facility available to us again after it is amended in the second quarter of 1994 to provide the participating creditors with a second mortgage security interest.

     These financing resources are expected to be sufficient for the Company's needs over the next several years. The availability and cost of capital to meet the Company's external financing needs, however, also depend upon such factors as financial market conditions and its credit ratings. Current credit ratings for the Company are as follows:

                                  S&P        MOODY'S
                                --------     --------
First mortgage bonds..........     BB           Ba2
Unsecured notes...............      B+          Ba3
Preferred stock...............      B            b1

     These ratings reflect a downgrade in December 1993. In addition, S&P has issued a negative outlook for the Company.

                     FINANCIAL STATEMENTS OF TOLEDO EDISON
                           THE TOLEDO EDISON COMPANY
                                INCOME STATEMENT

                                                                                FOR THE YEARS ENDED
                                                                                   DECEMBER 31,
                                                                              -----------------------
                                                                              1993      1992     1991
                                                                              -----     ----     ----
                                                                               (MILLIONS OF DOLLARS)
OPERATING REVENUES (1)......................................................  $ 871     $845     $887
                                                                              -----     ----     ----
OPERATING EXPENSES
  Fuel and purchased power..................................................    173      169      178
  Other operation and maintenance...........................................    349      342      356
  Early retirement program expenses and other...............................    107       --       --
                                                                              -----     ----     ----
    Total operation and maintenance.........................................    629      511      534
  Depreciation and amortization.............................................     76       77       72
  Taxes, other than federal income taxes....................................     91       91       89
  Deferred operating expenses, net..........................................     (4)     (17)       1
  Federal income taxes (credit).............................................    (10)      33       32
                                                                              -----     ----     ----
                                                                                782      695      728
                                                                              -----     ----     ----
OPERATING INCOME............................................................     89      150      159
                                                                              -----     ----     ----
NONOPERATING INCOME (LOSS)
  Allowance for equity funds used during construction.......................      1        1        1
  Other income and deductions, net..........................................     --        1        5
  Write-off of Perry Unit 2.................................................   (232)      --       --
  Deferred carrying charges, net............................................   (161)      41       22
  Federal income taxes -- credit (expense)..................................    129       (1)      (6)
                                                                              -----     ----     ----
                                                                               (263)      42       22
                                                                              -----     ----     ----
INCOME (LOSS) BEFORE INTEREST CHARGES.......................................   (174)     192      181
                                                                              -----     ----     ----
INTEREST CHARGES
  Debt interest.............................................................    116      122      132
  Allowance for borrowed funds used during construction.....................     (1)      (1)      (1)
                                                                              -----     ----     ----
                                                                                115      121      131
                                                                              -----     ----     ----
NET INCOME (LOSS)...........................................................   (289)      71       50
PREFERRED DIVIDEND REQUIREMENTS.............................................     23       24       25
                                                                              -----     ----     ----
EARNINGS (LOSS) AVAILABLE FOR COMMON STOCK..................................  $(312)    $ 47     $ 25
                                                                              =====     =====    =====

- ---------------

(1) Includes revenues from all bulk power sales to Cleveland Electric of $120 million, $130 million and $128 million in 1993, 1992 and 1991, respectively.

                               RETAINED EARNINGS

                                                                                FOR THE YEARS ENDED
                                                                                   DECEMBER 31,
                                                                              -----------------------
                                                                              1993      1992     1991
                                                                              -----     ----     ----
                                                                               (MILLIONS OF DOLLARS)
RETAINED EARNINGS AT BEGINNING OF YEAR......................................  $ 137     $ 90     $ 83
                                                                              -----     ----     ----
ADDITIONS
  Net income (loss).........................................................   (289)      71       50
DEDUCTIONS
  Dividends declared:
    Common stock............................................................     --       --      (18)
    Preferred stock.........................................................    (23)     (24)     (25)
                                                                              -----     ----     ----
      Net Increase (Decrease)...............................................   (312)      47        7
                                                                              -----     ----     ----
RETAINED EARNINGS (DEFICIT) AT END OF YEAR..................................  $(175)    $137     $ 90

The accompanying notes are an integral part of these statements.

                           THE TOLEDO EDISON COMPANY

                                   CASH FLOWS

                                                                                FOR THE YEARS ENDED
                                                                                   DECEMBER 31,
                                                                           -----------------------------
                                                                           1993        1992        1991
                                                                           -----       -----       -----
                                                                               (MILLIONS OF DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES (1)
  Net Income (Loss)......................................................  $(289)      $  71       $  50
                                                                           -----       -----       -----
  Adjustments to Reconcile Net Income (Loss) to Cash from Operating
    Activities:
    Depreciation and amortization........................................     76          77          72
    Deferred federal income taxes........................................   (160)         28          32
    Investment tax credits, net..........................................     --          (5)         30
    Deferred and unbilled revenues.......................................     (4)          1         (26)
    Deferred fuel........................................................     --          (4)          4
    Deferred carrying charges, net.......................................    161         (41)        (22)
    Leased nuclear fuel amortization.....................................     38          56          54
    Deferred operating expenses, net.....................................     (4)        (17)          1
    Allowance for equity funds used during construction..................     (1)         (1)         (1)
    Noncash early retirement program expenses, net.......................     83          --          --
    Write-off of Perry Unit 2............................................    232          --          --
    Changes in amounts due from customers and others, net................     (3)         --           3
    Changes in inventories...............................................     10          (9)         (7)
    Changes in accounts payable..........................................     16          (8)        (13)
    Changes in working capital affecting operations......................     21           7         (26)
    Other noncash items..................................................     14          13          14
                                                                           -----       -----       -----
      Total Adjustments..................................................    479          97         115
                                                                           -----       -----       -----
         Net Cash from Operating Activities..............................    190         168         165
                                                                           -----       -----       -----
CASH FLOWS FROM FINANCING ACTIVITIES (2)
  Bank loans, commercial paper and other short-term debt.................    (40)         40         (23)
  Notes payable to affiliates............................................     --         (30)         14
  Debt issues:
    First mortgage bonds.................................................     20         276          --
    Secured medium-term notes............................................     93          48         135
    Term bank loans and other long-term debt.............................     --         135         108
  Maturities, redemptions and sinking funds..............................    (89)       (531)       (179)
  Nuclear fuel lease obligations.........................................    (47)        (52)        (52)
  Dividends paid.........................................................    (23)        (24)        (43)
  Premiums, discounts and expenses.......................................     (1)         (8)         (1)
                                                                           -----       -----       -----
         Net Cash from Financing Activities..............................    (87)       (146)        (41)
                                                                           -----       -----       -----
CASH FLOWS FROM INVESTING ACTIVITIES (2)
  Cash applied to construction...........................................    (42)        (48)        (51)
  Interest capitalized as allowance for borrowed funds used during
     construction........................................................     (1)         (1)         (1)
  Loans to affiliates....................................................     --          12         (12)
  Sale and leaseback restructuring fees..................................     --         (43)         --
  Other cash received (applied)..........................................      6          (5)         (3)
                                                                           -----       -----       -----
          Net Cash from Investing Activities.............................    (37)        (85)        (67)
                                                                           -----       -----       -----
NET CHANGE IN CASH AND TEMPORARY CASH INVESTMENTS........................     66         (63)         57
                                                                           -----       -----       -----
CASH AND TEMPORARY CASH INVESTMENTS AT BEGINNING OF YEAR.................     16          79          22
                                                                           -----       -----       -----
CASH AND TEMPORARY CASH INVESTMENTS AT END OF YEAR.......................  $  82       $  16       $  79
                                                                            ====        ====        ====

- ---------------

(1) Interest paid (net of amounts capitalized) was $92 million, $95 million and $120 million in 1993, 1992 and 1991, respectively. Income taxes paid were $7 million, $3 million and $9 million in 1993, 1992 and 1991, respectively.

(2) Increases in Nuclear Fuel and Nuclear Fuel Lease Obligations in the Balance Sheet resulting from the noncash capitalizations under nuclear fuel agreements are excluded from this statement.

The accompanying notes are an integral part of this statement.

                           THE TOLEDO EDISON COMPANY

                                 BALANCE SHEET

                                                                              DECEMBER 31,
                                                                            -----------------
                                                                             1993       1992
                                                                            ------     ------
                                                                              (MILLIONS OF
                                                                                DOLLARS)
ASSETS
PROPERTY, PLANT AND EQUIPMENT
  Utility plant in service................................................  $2,837     $2,847
     Less: accumulated depreciation and amortization......................     788        760
                                                                            ------     ------
                                                                             2,049      2,087
  Construction work in progress...........................................      40         37
  Perry Unit 2............................................................      --        243
                                                                            ------     ------
                                                                             2,089      2,367
  Nuclear fuel, net of amortization.......................................     142        161
  Other property, less accumulated depreciation...........................      --          3
                                                                            ------     ------
                                                                             2,231      2,531
                                                                            ------     ------
CURRENT ASSETS
  Cash and temporary cash investments.....................................      82         16
  Amounts due from customers and others, net..............................      63         60
  Amounts due from affiliates.............................................      16         23
  Unbilled revenues.......................................................      25         21
  Materials and supplies, at average cost.................................      43         40
  Fossil fuel inventory, at average cost..................................      12         25
  Taxes applicable to succeeding years....................................      71         71
  Other...................................................................       2          2
                                                                            ------     ------
                                                                               314        258
DEFERRED CHARGES AND OTHER ASSETS
  Amounts due from customers for future federal income taxes..............     382        391
  Unamortized loss from Beaver Valley Unit 2 sale.........................     105        110
  Unamortized loss on reacquired debt.....................................      32         37
  Carrying charges and operating expenses.................................     343        500
  Nuclear plant decommissioning trusts....................................      26         20
  Other...................................................................      77         92
                                                                            ------     ------
                                                                               965      1,150
                                                                            ------     ------
       Total Assets.......................................................  $3,510     $3,939
                                                                            ======     ======

The accompanying notes are an integral part of this statement.

                           THE TOLEDO EDISON COMPANY

                                 BALANCE SHEET

                                                                              DECEMBER 31,
                                                                            -----------------
                                                                             1993       1992
                                                                            ------     ------
                                                                              (MILLIONS OF
                                                                                DOLLARS)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
  Common shares, $5 par value: 60 million authorized;
     39.1 million outstanding in 1993 and 1992............................  $  196     $  196
  Premium on capital stock................................................     481        481
  Other paid-in capital...................................................     121        121
  Retained earnings (deficit).............................................    (175)       137
                                                                            ------     ------
     Common stock equity..................................................     623        935
  Preferred stock
     With mandatory redemption provisions.................................      28         50
     Without mandatory redemption provisions..............................     210        210
  Long-term debt..........................................................   1,225      1,178
                                                                            ------     ------
                                                                             2,086      2,373
                                                                            ------     ------
OTHER NONCURRENT LIABILITIES
  Nuclear fuel lease obligations..........................................     103        126
  Other...................................................................      83         62
                                                                            ------     ------
                                                                               186        188
                                                                            ------     ------
CURRENT LIABILITIES
  Current portion of long-term debt and preferred stock...................      57         58
  Current portion of nuclear fuel lease obligations.......................      49         51
  Notes payable to banks and others.......................................      --         40
  Accounts payable........................................................      63         47
  Accounts payable to affiliates..........................................      27         16
  Accrued taxes...........................................................      90         78
  Accrued interest........................................................      27         28
  Other...................................................................      16         14
                                                                            ------     ------
                                                                               329        332
                                                                            ------     ------
DEFERRED CREDITS
  Unamortized investment tax credits......................................      94        103
  Accumulated deferred federal income taxes...............................     471        640
  Unamortized gain from Bruce Mansfield Plant sale........................     208        218
  Accumulated deferred rents for Bruce Mansfield Plant and Beaver Valley
     Unit 2...............................................................      50         46
  Other...................................................................      86         39
                                                                            ------     ------
                                                                               909      1,046
                                                                            ------     ------
       Total Capitalization and Liabilities...............................  $3,510     $3,939
                                                                            ======     ======


                           THE TOLEDO EDISON COMPANY

                          STATEMENT OF PREFERRED STOCK

                                                                         CURRENT
                                                                           CALL
                                                                          PRICE       DECEMBER 31,
                                                         1993 SHARES       PER        -------------
                                                         OUTSTANDING      SHARE       1993     1992
                                                         -----------     --------     ----     ----
                                                                                      (MILLIONS OF
                                                                                        DOLLARS)
$100 par value, 3,000,000 preferred shares authorized and
  $25 par value, 12,000,000 preferred shares authorized
     Subject to mandatory redemption:

                    $100 par $9.375..................       100,150      $102.47      $ 10     $ 12
                     $25 par 2.81 ...................     1,200,000        25.94        30       50
                                                                                      ----     ----
                                                                                        40       62
     Less: Current maturities                                                           12       12
                                                                                      ----     ----
TOTAL PREFERRED STOCK, WITH MANDATORY REDEMPTION PROVISIONS......................     $ 28     $ 50
                                                                                      ====     ====
     Not subject to mandatory redemption:
                  $100 par $ 4.25....................       160,000       104.625     $ 16     $ 16
                             4.56....................        50,000       101.00         5        5
                             4.25....................       100,000       102.00        10       10
                             8.32....................       100,000       102.46        10       10
                             7.76....................       150,000       102.437       15       15
                             7.80....................       150,000       101.65        15       15
                            10.00....................       190,000       101.00        19       19
                    $25 par  2.21....................     1,000,000        25.25        25       25
                             2.365...................     1,400,000        27.75        35       35
                             Series A Adjustable.....     1,200,000        25.75        30       30
                             Series B Adjustable.....     1,200,000        25.75        30       30
                                                                                      ----     ----
TOTAL PREFERRED STOCK, WITHOUT MANDATORY REDEMPTION PROVISIONS...................     $210     $210
                                                                                      ====     ====

The accompanying notes are an integral part of this statement.

                           THE TOLEDO EDISON COMPANY

                       NOTES TO THE FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (A) GENERAL

     The Company is an electric utility and a wholly owned subsidiary of Centerior Energy. Centerior Energy has two other wholly owned subsidiaries, Cleveland Electric and the Service Company. The Company follows the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC) and adopted by The Public Utilities Commission of Ohio (PUCO). As a rate-regulated utility, the Company is subject to Statement of Financial Accounting Standards (SFAS) 71 which governs accounting for the effects of certain types of rate regulation.

     The Company is a member of the Central Area Power Coordination Group (CAPCO). Other members are Cleveland Electric, Duquesne Light Company, Ohio Edison Company and its wholly owned subsidiary, Pennsylvania Power Company. The members have constructed and operate generation and transmission facilities for their use.

  (B) RELATED PARTY TRANSACTIONS

     Operating revenues, operating expenses and interest charges include those amounts for transactions with affiliated companies in the ordinary course of business operations.

     The Company's transactions with Cleveland Electric are primarily for firm power, interchange power, transmission line rentals and jointly owned power plant operations and construction. See Notes 2 and 3.

     The Service Company provides management, financial, administrative, engineering, legal and other services at cost to the Company and other affiliated companies. The Service Company billed the Company $76 million, $60 million and $61 million in 1993, 1992 and 1991, respectively, for such services.

  (C) REVENUES

     Customers are billed on a monthly cycle basis for their energy consumption based on rate schedules or contracts authorized by the PUCO or on ordinances of individual municipalities. An accrual is made at the end of each month to record the estimated amount of unbilled revenues for kilowatt-hours sold in the current month but not billed by the end of that month.

     A fuel factor is added to the base rates for electric service. This factor is designed to recover from customers the costs of fuel and most purchased power. It is reviewed and adjusted semiannually in a PUCO proceeding.

  (D) FUEL EXPENSE

     The cost of fossil fuel is charged to fuel expense based on inventory usage. The cost of nuclear fuel, including an interest component, is charged to fuel expense based on the rate of consumption. Estimated future nuclear fuel disposal costs are being recovered through the base rates.

     The Company defers the differences between actual fuel costs and estimated fuel costs currently being recovered from customers through the fuel factor. This matches fuel expenses with fuel-related revenues.

     Owners of nuclear generating plants are assessed by the federal government for the cost of decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy. The assessments are based upon the amount of enrichment services used in prior years and cannot be imposed for more than 15 years. The Company has accrued a liability for its share of the total assessments. These costs have been recorded in a deferred charge account since the PUCO is allowing the Company to recover the assessments through its fuel cost factors.

                           THE TOLEDO EDISON COMPANY

  (E) DEFERRED CARRYING CHARGES AND OPERATING EXPENSES

     The PUCO authorized the Company to defer operating expenses and carrying charges for Perry Unit 1 and Beaver Valley Power Station Unit 2 (Beaver Valley Unit 2) from their respective in-service dates in 1987 through December 1988. The annual amortization and recovery of these deferrals, called pre-phase-in deferrals, are $7 million which began in January 1989 and will continue over the lives of the related property.

     Beginning in January 1989, the Company deferred certain operating expenses and both interest and equity carrying charges pursuant to a PUCO-approved rate phase-in plan for its investments in Perry Unit 1 and Beaver Valley Unit 2. These deferrals, called phase-in deferrals, were written off at December 31, 1993. See Note 7.

     The Company also defers certain costs not currently recovered in rates under a Rate Stabilization Program approved by the PUCO in October 1992. See Notes 7 and 14.

  (F) DEPRECIATION AND AMORTIZATION

     The cost of property, plant and equipment is depreciated over their estimated useful lives on a straight-line basis. The annual straight-line depreciation provision for nonnuclear property expressed as a percent of average depreciable utility plant in service was 3.6% in both 1993 and 1992 and 3.4% in 1991. Effective January 1, 1991, the Company, after obtaining PUCO approval, changed its method of accounting for nuclear plant depreciation from the units-of-production method to the straight-line method at about a 3% rate. This change decreased 1991 depreciation expense $14 million and increased 1991 net income $11 million (net of $3 million of income taxes) from what they otherwise would have been. The PUCO subsequently approved in 1991 a change to lower the 3% rate to 2.5% retroactive to January 1, 1991.

     Pursuant to a PUCO order, the Company currently uses external funding for the future decommissioning of its nuclear units at the end of their licensed operating lives. The estimated costs are based on the NRC's DECON method of decommissioning (prompt decontamination). Cash contributions are made to the trust funds on a straight-line basis over the remaining licensing period for each unit. The current level of annual expense being recovered from customers based on prior estimates is approximately $4 million. However, actual decommissioning costs are expected to significantly exceed those estimates. Current site-specific estimates for the Company's share of the future decommissioning costs are $41 million in 1992 dollars for Beaver Valley Unit 2 and $87 million and $146 million in 1993 dollars for Perry Unit 1 and the Davis-Besse Nuclear Power Station (Davis-Besse), respectively. The estimates for Perry Unit 1 and Davis-Besse are preliminary and are expected to be finalized by the end of the second quarter of 1994. The Company used these estimates to increase its decommissioning expense accruals in 1993. It is expected that the increases associated with the revised cost estimates will be recoverable in future rates. In the Balance Sheet at December 31, 1993, Accumulated Depreciation and Amortization included $34 million of decommissioning costs previously expensed and the earnings on the external funding. This amount exceeds the Balance Sheet amount of the external Nuclear Plant Decommissioning Trusts because the reserve began prior to the external trust funding.

  (G) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at original cost less amounts ordered by the PUCO to be written off. Construction costs include related payroll taxes, pensions, fringe benefits, management and general overheads and allowance for funds used during construction (AFUDC). AFUDC represents the estimated composite debt and equity cost of funds used to finance construction. This noncash allowance is credited to income. The AFUDC rate was 10.22% in 1993 and 10.96% in both 1992 and 1991.

     Maintenance and repairs are charged to expense as incurred. The cost of replacing plant and equipment is charged to the utility plant accounts. The cost of property retired plus removal costs, after deducting any salvage value, is charged to the accumulated provision for depreciation.

                           THE TOLEDO EDISON COMPANY

  (H) DEFERRED GAIN AND LOSS FROM SALES OF UTILITY PLANT

     The sale and leaseback transactions discussed in Note 2 resulted in a net gain for the sale of the Bruce Mansfield Generating Plant (Mansfield Plant) and a net loss for the sale of Beaver Valley Unit 2. The net gain and net loss were deferred and are being amortized over the terms of leases. These amortizations and the lease expense amounts are recorded as other operation and maintenance expenses.

  (I) INTEREST CHARGES

     Debt Interest reported in the Income Statement does not include interest on obligations for nuclear fuel under construction. That interest is capitalized. See Note 6.

     Losses and gains realized upon the reacquisition or redemption of long-term debt are deferred, consistent with the regulatory rate treatment. Such losses and gains are either amortized over the remainder of the original life of the debt issue retired or amortized over the life of the new debt issue when the proceeds of a new issue are used for the debt redemption. The amortizations are included in debt interest expense.

  (J) FEDERAL INCOME TAXES

     The Financial Accounting Standards Board (FASB) issued SFAS 109, a new standard for accounting for income taxes, in February 1992. We adopted the new standard in 1992. The standard amended certain provisions of SFAS 96 which we had previously adopted. Adoption of SFAS 109 in 1992 did not materially affect our results of operations, but did affect certain Balance Sheet accounts. See
Note 8.

     The financial statements reflect the liability method of accounting for income taxes. This method requires that deferred taxes be recorded for all temporary differences between the book and tax bases of assets and liabilities. The majority of these temporary differences are attributable to property-related basis differences. Included in these basis differences is the equity component of AFUDC, which will increase future tax expense when it is recovered through rates. Since this component is not recognized for tax purposes, we must record a liability for our tax obligation. The PUCO permits recovery of such taxes from customers when they become payable. Therefore, the net amount due from customers through rates has been recorded as a deferred charge and will be recovered over the lives of the related assets.

     Investment tax credits are deferred and amortized over the lives of the applicable property as a reduction of depreciation expense. See Note 7 for a discussion of the amortization of certain unrestricted excess deferred taxes and unrestricted investment tax credits under the Rate Stabilization Program.

(2) UTILITY PLANT SALE AND LEASEBACK TRANSACTIONS

     The Company and Cleveland Electric are co-lessees of 18.26% (150 megawatts) of Beaver Valley Unit 2 and 6.5% (51 megawatts), 45.9% (358 megawatts) and 44.38% (355 megawatts) of Units 1, 2 and 3 of the Mansfield Plant, respectively, all for terms of about 29 1/2 years. These leases are the result of sale and leaseback transactions completed in 1987.

     Under these leases, the Company and Cleveland Electric are responsible for paying all taxes, insurance premiums, operation and maintenance expenses and all other similar costs for their interests in the units sold and leased back. They may incur additional costs in connection with capital improvements to the units. The Company and Cleveland Electric have options to buy the interests back at the end of the leases for the fair market value at that time or to renew the leases. Additional lease provisions provide other purchase options along with conditions for mandatory termination of the leases (and possible repurchase of the leasehold interests) for events of default. These events include noncompliance with several financial covenants discussed in Note 11(d).

     As co-lessee with Cleveland Electric, the Company is also obligated for Cleveland Electric's lease payments. If Cleveland Electric is unable to make its payments under the Mansfield Plant leases, the Company

                           THE TOLEDO EDISON COMPANY
would be obligated to make such payments. No payments have been made on behalf of Cleveland Electric to date.

     In April 1992, nearly all of the outstanding Secured Lease Obligation Bonds (SLOBs) issued by a special purpose corporation in connection with financing the sale and leaseback of Beaver Valley Unit 2 were refinanced through a tender offer and the sale of new bonds having a lower interest rate. As part of the refinancing transaction, the Company paid $43 million as supplemental rent to fund transaction expenses and part of the tender premium. This amount has been deferred and is being amortized over the remaining lease term. The refinancing transaction reduced the annual rental expense for the Beaver Valley Unit 2 lease by $9 million.

     Future minimum lease payments under the operating leases at December 31, 1993 are summarized as follows:

                                                                              FOR
                                                               FOR THE     CLEVELAND
          YEAR                                                 COMPANY     ELECTRIC
          ----                                                 -------     ---------
                                                               (MILLIONS OF DOLLARS)
          1994...............................................  $  103       $    63
          1995...............................................     102            63
          1996...............................................     125            63
          1997...............................................     102            63
          1998...............................................     102            63
          Later Years........................................   2,021         1,391
                                                               -------     ---------
                 Total Future Minimum Lease Payments.........  $2,555       $ 1,706
                                                               ========    ========

     Rental expense is accrued on a straight-line basis over the terms of the leases. The amount recorded in 1993, 1992 and 1991 as annual rental expense for the Mansfield Plant leases was $45 million. The amounts recorded in 1993, 1992 and 1991 as annual rental expense for the Beaver Valley Unit 2 lease were $63 million, $66 million and $72 million, respectively. Amounts charged to expense in excess of the lease payments are classified as Accumulated Deferred Rents in the Balance Sheet.

     The Company is selling 150 megawatts of its Beaver Valley Unit 2 leased capacity entitlement to Cleveland Electric. We anticipate that this sale will continue indefinitely. Revenues recorded for this transaction were $103 million, $108 million and $107 million in 1993, 1992 and 1991, respectively. The future minimum lease payments through the year 2017 associated with Beaver Valley Unit 2 aggregate $1.47 billion.

(3) PROPERTY OWNED WITH OTHER UTILITIES AND INVESTORS

     The Company owns, as a tenant in common with other utilities and those investors who are owner-participants in various sale and leaseback transactions (Lessors), certain generating units as listed below. Each owner owns an undivided share in the entire unit. Each owner has the right to a percentage of the generating capability of each unit equal to its ownership share. Each utility owner is obligated to pay for only its respective share of the construction costs and operating expenses. Each Lessor has leased its capacity rights to a utility which is obligated to pay for such Lessor's share of the construction costs and operating expenses. The Company's share of the operating expenses of these generating units is included in the Income Statement. The Balance Sheet classification of Property, Plant and Equipment at December 31, 1993 includes the following facilities owned by the Company as a tenant in common with other utilities and Lessors:

                           THE TOLEDO EDISON COMPANY

                                     IN-                                                PLANT      CONSTRUCTION
                                   SERVICE     OWNERSHIP     OWNERSHIP      POWER        IN          WORK IN        ACCUMULATED
        GENERATING UNIT             DATE         SHARE       MEGAWATTS      SOURCE     SERVICE       PROGRESS       DEPRECIATION
- -------------------------------    -------     ---------     ---------     --------    -------     ------------     -----------
                                                                                                (MILLIONS OF DOLLARS)
Davis-Besse....................      1977        48.62%         429        Nuclear     $  679          $ 10            $ 163
Perry Unit 1...................      1987        19.91          238        Nuclear      1,051             3              186
Beaver Valley Unit 2 and Common
  Facilities (Note 2)..........      1987         1.65           13        Nuclear        203             3               36
                                                                                       -------          ---            -----
      Total....................                                                        $1,933          $ 16            $ 385
                                                                                       =======     ============     ============

(4) CONSTRUCTION AND CONTINGENCIES

  (A) CONSTRUCTION PROGRAM

     The estimated cost of the Company's construction program for the 1994-1998 period is $259 million, including AFUDC of $10 million and excluding nuclear fuel.

     The Clean Air Act will require, among other things, significant reductions in the emission of sulfur dioxide in two phases over a ten-year period and nitrogen oxides by fossil-fueled generating units.

     Our compliance strategy provides for compliance with both phases through at least 2005 primarily through greater use of low-sulfur coal at some of our units and the banking of emission allowances. The plan will require capital expenditures over the 1994-2003 period of approximately $57 million for nitrogen oxide control equipment, emission monitoring equipment and plant modifications. In addition, higher fuel and other operation and maintenance expenses may be incurred. The anticipated rate increase associated with the capital expenditures and higher expenses would be less than 2% over the ten-year period. The PUCO has approved this plan. We also are seeking United States Environmental Protection Agency (U.S. EPA) approval of the first phase of our plan.

     We are continuing to monitor developments in new technologies that may be incorporated into our compliance strategy. If a different plan is required by the U.S. EPA, significantly higher capital expenditures could be required during the 1994-2003 period. We believe Ohio law permits the recovery of compliance costs from customers in rates.

  (B) PERRY UNIT 2

     Perry Unit 2, including its share of the facilities common with Perry Unit 1, was approximately 50% complete when construction was suspended in 1985 pending consideration of various options. These options included resumption of full construction with a revised estimated cost, conversion to a nonnuclear design, sale of all or part of our ownership share, or cancellation.

     We wrote off our investment in Perry Unit 2 at December 31, 1993 after we determined that it would not be completed or sold. The write-off totaled $232 million ($167 million after taxes) for the Company's 19.91% ownership share of the unit. See Note 14.

  (C) HAZARDOUS WASTE DISPOSAL SITES

     The Company is aware of its potential involvement in the cleanup of several hazardous waste disposal sites. The Company has accrued a liability totaling $6 million at December 31, 1993 based on estimates of the costs of cleanup and its proportionate responsibility for such costs. We believe that the ultimate outcome of these matters will not have a material adverse effect on our financial condition or results of operations. See Management's Financial Analysis -- Outlook-Hazardous Waste Disposal Sites.

                           THE TOLEDO EDISON COMPANY

(5) NUCLEAR OPERATIONS AND CONTINGENCIES

  (A) OPERATING NUCLEAR UNITS

     The Company's three nuclear units may be impacted by activities or events beyond our control. An extended outage of one of our nuclear units for any reason, coupled with any unfavorable rate treatment, could have a material adverse effect on our financial condition and results of operations. See discussion of these risks in Management's Financial Analysis -- Outlook-Nuclear Operations.

  (B) NUCLEAR INSURANCE

     The Price-Anderson Act limits the liability of the owners of a nuclear power plant to the amount provided by private insurance and an industry assessment plan. In the event of a nuclear incident at any unit in the United States resulting in losses in excess of the level of private insurance (currently $200 million), the Company's maximum potential assessment under that plan would be $70 million (plus any inflation adjustment) per incident. The assessment is limited to $9 million per year for each nuclear incident. These assessment limits assume the other CAPCO companies contribute their proportionate share of any assessment.

     The CAPCO companies have insurance coverage for damage to property at the Davis-Besse, Perry and Beaver Valley sites (including leased fuel and clean-up costs). Coverage amounted to $2.75 billion for each site as of January 1, 1994. Damage to property could exceed the insurance coverage by a substantial amount. If it does, the Company's share of such excess amount could have a material adverse effect on its financial condition and results of operations. Under these policies, the Company can be assessed a maximum of $11 million during a policy year if the reserves available to the insurer are inadequate to pay claims arising out of an accident at any nuclear facility covered by the insurer.

     The Company also has extra expense insurance coverage. It includes the incremental cost of any replacement power purchased (over the costs which would have been incurred had the units been operating) and other incidental expenses after the occurrence of certain types of accidents at our nuclear units. The amounts of the coverage are 100% of the estimated extra expense per week during the 52-week period starting 21 weeks after an accident and 67% of such estimate per week for the next 104 weeks. The amount and duration of extra expense could substantially exceed the insurance coverage.

(6) NUCLEAR FUEL

     Nuclear fuel is financed for the Company and Cleveland Electric through leases with a special-purpose corporation. The total amount of financing currently available under these lease arrangements is $382 million ($232 million from intermediate-term notes and $150 million from bank credit arrangements). Financing in an amount up to $750 million is permitted. The intermediate-term notes mature in the period 1994-1997, with $75 million maturing in September 1994. At December 31, 1993, $154 million of nuclear fuel was financed for the Company. The Company and Cleveland Electric severally lease their respective portions of the nuclear fuel and are obligated to pay for the fuel as it is consumed in a reactor. The lease rates are based on various intermediate-term note rates, bank rates and commercial paper rates.

     The amounts financed include nuclear fuel in the Davis-Besse, Perry Unit 1 and Beaver Valley Unit 2 reactors with remaining lease payments for the Company of $52 million, $29 million and $20 million, respectively, at December 31, 1993. The nuclear fuel amounts financed and capitalized also included interest charges incurred by the lessors amounting to $6 million in both 1993 and 1992 and $9 million in 1991. The estimated future lease amortization payments based on projected consumption are $49 million in 1994, $42 million in 1995, $37 million in 1996, $33 million in 1997 and $30 million in 1998.

                           THE TOLEDO EDISON COMPANY

(7) REGULATORY MATTERS

     Phase-in deferrals were recorded beginning in 1989 pursuant to the phase-in plan approved by the PUCO in a January 1989 rate order for the Company. The phase-in plan was designed so that the projected revenues resulting from the authorized rate increases and anticipated sales growth provided for the phase-in of certain nuclear costs over a ten-year period. The plan required the deferral of a portion of the operating expenses and both interest and equity carrying charges on the Company's deferred rate-based investments in Perry Unit 1 and Beaver Valley Unit 2 during the early years of the plan. The amortization and recovery of such deferrals were scheduled to be completed by 1998.

     As we developed our strategic plan, we evaluated the future recovery of our deferred charges and continued application of the regulatory accounting measures we follow pursuant to PUCO orders. We concluded that projected revenues would not provide for the recovery of the phase-in deferrals as scheduled because of economic and competitive pressures. Accordingly, we wrote off the cumulative balance of the phase-in deferrals. The total phase-in deferred operating expenses and carrying charges written off at December 31, 1993 by the Company were $55 million and $186 million, respectively (totaling $165 million after taxes). See Note 14. While recovery of our other regulatory deferrals remains probable, our current assessment of business conditions has prompted us to change our future plans. We decided that, once the deferral of expenses and acceleration of benefits under our Rate Stabilization Program are completed in 1995, we should no longer plan to use regulatory accounting measures to the extent we have in the past.

     In October 1992, the PUCO approved a Rate Stabilization Program that was designed to encourage economic growth in the Company's service area by freezing the Company's base rates until 1996 and limiting subsequent rate increases to specified annual amounts not to exceed $89 million over the 1996-1998 period.

     As part of the Rate Stabilization Program, the Company is allowed to defer and subsequently recover certain costs not currently recovered in rates and to accelerate amortization of certain benefits. Such regulatory accounting measures provide for rate stabilization by rescheduling the timing of rate recovery of certain costs and the amortization of certain benefits during the 1992-1995 period. The continued use of these regulatory accounting measures will be dependent upon our continuing assessment and conclusion that there will be probable recovery of such deferrals in future rates.

     The regulatory accounting measures we are eligible to record through December 31, 1995 include the deferral of post-in-service interest carrying charges, depreciation expense and property taxes on assets placed in service after February 29, 1988 and the deferral of operating expenses equivalent to an accumulated excess rent reserve for Beaver Valley Unit 2 (which resulted from the April 1992 refinancing of SLOBs as discussed in Note 2). The cost deferrals recorded in 1993 and 1992 pursuant to these provisions were $39 million and $32 million, respectively. Amortization and recovery of these deferrals will occur over the average life of the related assets and the remaining lease period, or approximately 30 years, and will commence with future rate recognition. The regulatory accounting measures also provide for the accelerated amortization of certain unrestricted excess deferred tax and unrestricted investment tax credit balances and interim spent fuel storage accrual balances for Davis-Besse. The total amount of such regulatory benefits recognized in 1993 and 1992 pursuant to these provisions was $18 million and $5 million, respectively.

     The Rate Stabilization Program also authorized the Company to defer and subsequently recover the incremental expenses associated with the adoption of the accounting standard for postretirement benefits other than pensions (SFAS
106). In 1993, we deferred $37 million pursuant to this provision. Amortization and recovery of this deferral will commence prior to 1998 and is expected to be completed by no later than 2012. See Note 9(b).

                           THE TOLEDO EDISON COMPANY

(8) FEDERAL INCOME TAX

     Federal income tax, computed by multiplying income before taxes by the statutory rate (35% in 1993 and 34% in both 1992 and 1991), is reconciled to the amount of federal income tax recorded on the books as follows:

                                                                1993      1992     1991
                                                                -----     ----     ----
                                                                 (MILLIONS OF DOLLARS)
        Book Income (Loss) Before Federal Income Tax..........  $(428)    $105     $ 88
                                                                =====     ====     ====
        Tax (Credit) on Book Income (Loss) at Statutory
          Rate................................................  $(150)    $ 36     $ 30
        Increase (Decrease) in Tax:
             Write-off of Perry Unit 2........................     16       --       --
             Write-off of phase-in deferrals..................      8       --       --
             Depreciation.....................................    (12)      (6)       3
             Rate Stabilization Program.......................    (10)      (2)      --
             Sale and leaseback transactions and
               amortization...................................      5        5        5
             Other items......................................      4        1       --
                                                                -----     ----     ----
        Total Federal Income Tax Expense (Credit).............  $(139)    $ 34     $ 38
                                                                =====     ====     ====

     Federal income tax expense is recorded in the Income Statement as follows:

                                                                1993      1992     1991
                                                                -----     ----     ----
                                                                 (MILLIONS OF DOLLARS)
        Operating Expenses:
          Current Tax Provision...............................  $  36     $ 26     $ 14
          Changes in Accumulated Deferred Federal Income Tax:
             Write-off of deferred operating expenses.........    (13)      --       --
             Accelerated depreciation and amortization........     35        7        9
             Alternative minimum tax credit...................    (37)     (13)     (44)
             Retirement and postemployment benefits...........    (20)      --       --
             Sale and leaseback transactions and
               amortization...................................      5        4       13
             Taxes, other than federal income taxes...........     (7)       5       --
             Rate Stabilization Program.......................     (1)       2       --
             Reacquired debt costs............................     (1)       4        7
             Deferred fuel costs..............................     --        1       (4)
             Other items......................................     (7)      (3)      10
          Investment Tax Credits..............................     --       --       27
                                                                -----     ----     ----
               Total Expense (Credit) to Operating Expenses...    (10)      33       32
                                                                -----     ----     ----

                           THE TOLEDO EDISON COMPANY

                                                                1993      1992     1991
                                                                -----     ----     ----
                                                                 (MILLIONS OF DOLLARS)
        Nonoperating Income:
          Current Tax Provision...............................    (15)     (20)     (38)
          Changes in Accumulated Deferred Federal Income Tax:
             Write-off of deferred carrying charges...........    (63)      --       --
             Write-off of Perry Unit 2........................    (65)      --       --
             Disallowed nuclear costs.........................     14        7       --
             Rate Stabilization Program.......................      4        5       --
             AFUDC and carrying charges.......................      5        9        9
             Net operating loss carryforward..................     (7)      --       35
             Other items......................................     (2)      --       --
                                                                -----     ----     ----
               Total Expense (Credit) to Nonoperating
                  Income......................................   (129)       1        6
                                                                -----     ----     ----
        Total Federal Income Tax Expense (Credit).............  $(139)    $ 34     $ 38
                                                                =====     ====     ====

     The Company joins in the filing of a consolidated federal income tax return with its affiliated companies. The method of tax allocation reflects the benefits and burdens realized by each company's participation in the consolidated tax return, approximating a separate return result for each company.

     In August 1993, the 1993 Tax Act was enacted. Retroactive to January 1, 1993, the top marginal corporate income tax rate increased to 35%. The change in tax rate increased Accumulated Deferred Federal Income Taxes for the future tax obligation by approximately $29 million. Since the PUCO has historically permitted recovery of such taxes from customers when they become payable, the deferred charge, Amounts Due from Customers for Future Federal Income Taxes, also was increased by $29 million. The 1993 Tax Act is not expected to materially impact future results of operations or cash flow.

     Under SFAS 109, temporary differences and carryforwards resulted in deferred tax assets of $178 million and deferred tax liabilities of $649 million at December 31, 1993 and deferred tax assets of $154 million and deferred tax liabilities of $794 million at December 31, 1992. These are summarized as follows:

                                                                       DECEMBER 31,
                                                                     -----------------
                                                                     1993         1992
                                                                     ----         ----
                                                                       (MILLIONS OF
                                                                         DOLLARS)
        Property, plant and equipment............................    $534         $656
        Deferred carrying charges and operating expenses.........      79          119
        Net operating loss carryforwards.........................     (39)         (56)
        Investment tax credits...................................     (55)         (58)
        Other....................................................     (48)         (21)
                                                                     ----         ----
             Net deferred tax liability..........................    $471         $640
                                                                     ====         ====

     For tax purposes, net operating loss (NOL) carryforwards of approximately $111 million are available to reduce future taxable income and will expire in 2003 through 2005. The 35% tax effect of the NOLs is $39 million.

     The Tax Reform Act of 1986 provides for an alternative minimum tax (AMT) credit to be used to reduce the regular tax to the AMT level should the regular tax exceed the AMT. AMT credits of $77 million are available to offset future regular tax. The credits may be carried forward indefinitely.

                           THE TOLEDO EDISON COMPANY

(9) RETIREMENT AND POSTEMPLOYMENT BENEFITS

  (A) RETIREMENT INCOME PLAN

     Prior to December 31, 1993, the Company sponsored a noncontributory pension plan which covered all employee groups. The plan was merged with another plan which covered employees of Cleveland Electric and the Service Company into a single plan on December 31, 1993. The amount of retirement benefits generally depends upon the length of service. Under certain circumstances, benefits can begin as early as age 55. The funding policy is to comply with the Employee Retirement Income Security Act of 1974 guidelines.

     In 1993, the Company offered the VTP, an early retirement program. Operating expenses for 1993 included $59 million of pension plan accruals to cover enhanced VTP benefits and an additional $3 million of pension costs for VTP benefits paid to retirees from corporate funds. The $3 million is not included in the pension data reported below. A credit of $15 million resulting from a settlement of pension obligations through lump sum payments to almost all the VTP retirees partially offset the VTP expenses.

     Net pension and VTP costs for 1991 through 1993 were comprised of the following components:

                                                             1993       1992       1991
                                                             ----       ----       ----
                                                               (MILLIONS OF DOLLARS)
        Pension Costs:
          Service cost for benefits earned during the
             period........................................  $  5       $  5       $  5
          Interest cost on projected benefit obligation....    11         11         11
          Actual return on plan assets.....................   (15)        (5)       (30)
          Net amortization and deferral....................     2        (10)        15
                                                             ----       ----       ----
             Net pension costs.............................     3          1          1
        VTP cost...........................................    59         --         --
        Settlement gain....................................   (15)        --         --
                                                             ----       ----       ----
             Net costs.....................................  $ 47       $  1       $  1
                                                             ====       ====       ====

     The following table presents a reconciliation of the funded status of the Company's former plan at December 31, 1992 with comparable information for a portion of the merged plan at December 31, 1993. The December 31, 1993 benefit obligation estimates were derived from information for the former plans. Plan assets of the merged plan were allocated based on a pro rata share of the projected benefit obligation.

                                                                     1993         1992
                                                                     ----         ----
                                                                       (MILLIONS OF
                                                                         DOLLARS)
        Actuarial present value of benefit obligations:
          Vested benefits........................................    $102         $ 95
          Nonvested benefits.....................................      11           12
                                                                     ----         ----
             Accumulated benefit obligation......................     113          107
          Effect of future compensation levels...................      16           35
                                                                     ----         ----
             Total projected benefit obligation..................     129          142
        Plan assets at fair market value.........................     118          169
                                                                     ----         ----
             Funded status.......................................     (11)          27
        Unrecognized net gain from variance between
          assumptions and experience.............................     (50)         (33)
        Unrecognized prior service cost..........................       4            5
        Transition asset at January 1, 1987 being amortized over
          19 years...............................................      (8)         (17)
                                                                     ----         ----
             Net accrued pension liability included in Deferred
               Credits -- Other in the Balance Sheet.............    $(65)        $(18)
                                                                     ====         ====

                           THE TOLEDO EDISON COMPANY

     At December 31, 1993, the settlement (discount) rate and long-term rate of return on plan assets assumptions were 7.25% and 8.75%, respectively. The long-term rate of annual compensation increase assumption was 4.25%. At December 31, 1992, the settlement rate and long-term rate of return on plan assets assumptions were 8.5% and the long-term rate of annual compensation increase assumption was 5%.

     Plan assets consist primarily of investments in common stock, bonds, guaranteed investment contracts, cash equivalent securities and real estate.

  (B) OTHER POSTRETIREMENT BENEFITS

     Centerior Energy sponsors jointly with its subsidiaries a postretirement benefit plan which provides all employee groups certain health care, death and other postretirement benefits other than pensions. The plan is contributory, with retiree contributions adjusted annually. The plan is not funded. A policy limiting the employer's contribution for retiree medical coverage for employees retiring after March 31, 1993 was implemented in February 1993.

     The Company adopted SFAS 106, the accounting standard for postretirement benefits other than pensions, effective January 1, 1993. The standard requires the accrual of the expected costs of such benefits during the employees' years of service. Previously, the costs of these benefits were expensed as paid, which is consistent with ratemaking practices. Such costs for the Company totaled $4 million in both 1992 and 1991, which included medical benefits of $3 million in both years. The total amount accrued by the Company for SFAS 106 costs for 1993 was $42 million, of which $1 million was capitalized and $41 million was expensed as other operation and maintenance expenses. In 1993, the Company deferred incremental SFAS 106 expenses totaling $37 million pursuant to a provision of the Rate Stabilization Program. See Note 7.

     The components of the total postretirement benefit costs for 1993 were as follows:

                                                                        MILLIONS
                                                                       OF DOLLARS
                                                                       ----------
            Service cost for benefits earned.......................       $  1
            Interest cost on accumulated postretirement benefit
              obligation...........................................          6
            Amortization of transition obligation at January 1,
              1993 of $63 million over 20 years....................          3
            VTP curtailment cost (includes $6 million transition
              obligation adjustment)...............................         32
                                                                           ---
              Total costs..........................................       $ 42
                                                                       =========

     These amounts included costs for the Company and a pro rata share of the Service Company's costs.

                           THE TOLEDO EDISON COMPANY

     The accumulated postretirement benefit obligation and accrued postretirement benefit cost at December 31, 1993 for the Company and its share of the Service Company's obligation are summarized as follows:

                                                                        MILLIONS
                                                                       OF DOLLARS
                                                                       ----------
            Accumulated postretirement benefit obligation
              attributable to:
              Retired participants.................................       $(88)
              Other active plan participants.......................         (9)
                                                                         -----
                 Accumulated postretirement benefit obligation.....        (97)
            Unrecognized net loss from variance between assumptions
              and experience.......................................          5
            Unamortized transition obligation......................         54
                                                                         -----
                 Accrued postretirement benefit cost...............       $(38)
                                                                       =========

     The Balance Sheet classification of Other Noncurrent Liabilities at December 31, 1993 includes only the Company's accrued postretirement benefit cost of $33 million and excludes the Service Company's portion since the Service Company's total accrued cost is carried on its books.

     At December 31, 1993, the settlement rate and the long-term rate of annual compensation increase assumptions were 7.25% and 4.25%, respectively. The assumed annual health care cost trend rates (applicable to gross eligible charges) are 9.5% for medical and 8% for dental in 1994. Both rates reduce gradually to a fixed rate of 4.75% in 1996 and later years. Elements of the obligation affected by contribution caps are significantly less sensitive to the health care cost trend rate than other elements. If the assumed health care cost trend rates were increased by 1% in each future year, the accumulated postretirement benefit obligation as of December 31, 1993 would increase by $4 million and the aggregate of the service and interest cost components of the annual postretirement benefit cost would increase by $0.3 million.

  (C) POSTEMPLOYMENT BENEFITS

     In 1993, the Company adopted SFAS 112, the new accounting standard which requires the accrual of postemployment benefit costs. Postemployment benefits are the benefits provided to former or inactive employees after employment but before retirement, such as worker's compensation, disability benefits and severance pay. The adoption of this accounting method did not materially affect the Company's 1993 results of operations or financial position.

(10) GUARANTEES

     The Company has guaranteed certain loan and lease obligations of a mining company under a long-term coal purchase arrangement. This arrangement requires payments to the mining company for any actual expenses (as advance payments for coal) when the mines are idle for reasons beyond the control of the mining company. At December 31, 1993, the principal amount of the mining company's loan and lease obligations guaranteed by the Company was $20 million.

                           THE TOLEDO EDISON COMPANY

(11) CAPITALIZATION

  (A) CAPITAL STOCK TRANSACTIONS

     Preferred stock shares retired during the three years ended December 31, 1993 are listed in the following table.

                                                                    1993     1992    1991
                                                                    ----     ---     ---
                                                                       (THOUSANDS OF
                                                                          SHARES)
        Subject to Mandatory Redemption:
          $100 par $11.00.........................................    --     (25)    (10)
                     9.375 .......................................   (17)    (17)    (17)
            25 par   2.81.........................................  (800)     --      --
                                                                    ----     ---     ---
             Total................................................  (817)    (42)    (27)
                                                                    ====     ===     ===

  (B) EQUITY DISTRIBUTION RESTRICTIONS

     Federal law prohibits the Company from paying dividends out of capital accounts. However, the Company may pay dividends out of appropriated retained earnings and current earnings. At December 31, 1993, the Company had $42 million of appropriated retained earnings for the payment of preferred stock dividends. The Company is currently prohibited from paying a common stock dividend by a provision in its mortgage.

  (C) PREFERRED AND PREFERENCE STOCK

     Amounts to be paid for preferred stock which must be redeemed during the next five years are $12 million in each year 1994 through 1996 and $2 million in both 1997 and 1998.

     The annual preferred stock mandatory redemption provisions are as follows:

                                                         SHARES                    PRICE
                                                         TO BE       BEGINNING      PER
                                                        REDEEMED        IN         SHARE
                                                        --------     ---------     -----
        $100 par $9.375...............................   16,650         1985       $100
          25 par  2.81................................  400,000         1993         25

     The annualized preferred dividend requirement at December 31, 1993 was $21 million.

     The preferred dividend rates on the Company's Series A and B fluctuate based on prevailing interest rates and market conditions. The dividend rates for these issues averaged 7.41% and 8.22%, respectively, in 1993.

     Preference stock authorized for the Company is 5,000,000 shares with a $25 par value. No preference shares are currently outstanding.

     With respect to dividend and liquidation rights, the Company's preferred stock is prior to its preference stock and common stock, and its preference stock is prior to its common stock.

                           THE TOLEDO EDISON COMPANY

  (D) LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

     Long-term debt, less current maturities, was as follows:

                                                          ACTUAL
                                                        OR AVERAGE
                                                         INTEREST
                                                         RATE AT          DECEMBER 31,
                                                       DECEMBER 31,     -----------------
                      YEAR OF MATURITY                     1993          1993       1992
                      ----------------                ------------     ------     ------
                                                                          (MILLIONS OF
                                                                            DOLLARS)
        First mortgage bonds:
          1997.......................................      6.125%       $   31     $   31
          1998.......................................     10.00              1          1
          1999-2003..................................      7.46            162        162
          2004-2008..................................      7.88            145        145
          2009-2013..................................      2.50             31         31
          2019-2023..................................      7.06            215        215
                                                                        ------     ------
                                                                           585        585
        Secured medium term notes due 1995-2021......      8.44            250        182
        Term bank loans due 1995-1996................      8.77            109        113
        Notes due 1995-1997..........................      9.63             43         60
        Debentures due 2002..........................      8.70            135        135
        Pollution control notes due 1995-2015........     12.02            105        105
        Other -- net.................................     --                (2)        (2)
                                                                        ------     ------
             Total Long-Term Debt....................                   $1,225     $1,178
                                                                        ======     ======

     Long-term debt matures during the next five years as follows: $45 million in 1994, $71 million in 1995, $91 million in 1996 and $39 million in both 1997 and 1998.

     The Company issued $275 million aggregate principal amount of secured medium-term notes during the 1991-1993 period. The notes are secured by first mortgage bonds.

     The Company's mortgage constitutes a direct first lien on substantially all property owned and franchises held by the Company. Excluded from the lien, among other things, are cash, securities, accounts receivable, fuel, supplies and automotive equipment.

     Certain unsecured loan agreements of the Company contain covenants relating to capitalization ratios, fixed charge coverage ratios and limitations on secured financing other than through first mortgage bonds or certain other transactions. Two reimbursement agreements relating to separate letters of credit issued in connection with the sale and leaseback of Beaver Valley Unit 2 contain several financial covenants affecting the Company, Cleveland Electric and Centerior Energy. Among these are covenants relating to fixed charge coverage ratios and capitalization ratios. The write-offs recorded at December 31, 1993 caused the Company, Cleveland Electric and Centerior Energy to violate certain covenants contained in the two reimbursement agreements. The affected creditors have waived those violations in exchange for commitments to provide them with a second mortgage security interest on property of the Company and Cleveland Electric and other considerations. We expect to complete this process in the second quarter of 1994. We will provide the same security interest to certain other creditors because their agreements require equal treatment. We expect to provide second mortgage collateral for $172 million of unsecured debt, $228 million of bank letters of credit and a $205 million revolving credit facility.

                           THE TOLEDO EDISON COMPANY

The bank letters of credit and revolving credit facility are joint and several obligations of the Company and Cleveland Electric.

(12) SHORT-TERM BORROWING ARRANGEMENTS

     In May 1993, Centerior Energy arranged for a $205 million, three-year revolving credit facility. The facility may be renewed twice for one-year periods at the option of the participating banks. Centerior Energy and the Service Company may borrow under the facility, with all borrowings jointly and severally guaranteed by the Company and Cleveland Electric. Centerior Energy plans to transfer any of its borrowed funds to the Company and Cleveland Electric, while the Service Company may borrow up to $25 million for its own use. The banks' fee is 0.5% per annum payable quarterly in addition to interest on any borrowings. That fee is expected to increase to 0.625% when the facility agreement is amended as discussed below. There were no borrowings under the facility at December 31, 1993. The facility agreement contains covenants relating to capitalization and fixed charge coverage ratios for the Company, Cleveland Electric and Centerior Energy. The write-offs recorded at December 31, 1993 caused the ratios to fall below those covenant requirements. The revolving credit facility is expected to be available for borrowings after the facility agreement is amended in the second quarter of 1994 to provide the participating creditors with a second mortgage security interest.

     Short-term borrowing capacity authorized by the PUCO annually is $150 million for the Company. The Company and Cleveland Electric are authorized by the PUCO to borrow from each other on a short-term basis.

     At December 31, 1993, the Company had no commercial paper outstanding. The Company is unable to rely on the sale of commercial paper to provide short-term funds because of its below investment grade commercial paper credit ratings.

(13) FINANCIAL INSTRUMENTS' FAIR VALUE

     The estimated fair values at December 31, 1993 and 1992 of financial instruments that do not approximate their carrying amounts are as follows:

                                                                 DECEMBER 31,
                                                  -------------------------------------------
                                                         1993                    1992
                                                  -------------------     -------------------
                                                  CARRYING      FAIR      CARRYING      FAIR
                                                   AMOUNT      VALUE       AMOUNT      VALUE
                                                  --------     ------     --------     ------
                                                             (MILLIONS OF DOLLARS)
     Nuclear Plant Decommissioning Trusts.......   $   26      $   27      $   20      $   21
     Preferred Stock, with Mandatory Redemption
       Provisions (including current portion)...       40          42          62          66
     Long-Term Debt (including current
       portion).................................    1,271       1,314       1,225       1,221

     The fair value of the nuclear plant decommissioning trusts is estimated based on the quoted market prices for the investment securities. The fair value of the Company's preferred stock with mandatory redemption provisions and long-term debt is estimated based on the quoted market prices for the respective or similar issues or on the basis of the discounted value of future cash flows. The discounted value used current dividend or interest rates (or other appropriate rates) for similar issues and loans with the same remaining maturities.

     The estimated fair values of all other financial instruments approximate their carrying amounts in the Balance Sheet at December 31, 1993 and 1992 because of their short-term nature.

                           THE TOLEDO EDISON COMPANY

(14) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 1993.

                                                                QUARTERS ENDED
                                                  -------------------------------------------
                                                  MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                                  ---------   --------   ---------   --------
                                                             (MILLIONS OF DOLLARS)
        1993
          Operating Revenues.....................   $ 215       $210       $ 239      $  207
          Operating Income (Loss)................      39         42          17         (10)
          Net Income (Loss)......................      18         20          (5)       (323)
          Earnings (Loss) Available for Common
             Stock...............................      12         14         (10)       (328)
        1992
          Operating Revenues.....................   $ 207       $202       $ 225      $  210
          Operating Income.......................      38         29          52          31
          Net Income.............................      11          4          36          20
          Earnings (Loss) Available for Common
             Stock...............................       5         (3)         30          14

     Earnings for the quarter ended September 30, 1993 were decreased by $35 million as a result of the recording of $54 million of VTP pension-related benefits.

     Earnings for the quarter ended December 31, 1993 were decreased as a result of year-end adjustments for the $232 million write-off of Perry Unit 2 (see Note 4(b)), the $241 million write-off of the phase-in deferrals (see Note 7) and $19 million of other charges. These adjustments decreased quarterly earnings by $345 million.

     Earnings for the quarter ended September 30, 1992 were increased by $15 million as a result of the recording of deferred operating expenses and carrying charges for the first nine months of 1992 totaling $22 million under the Rate Stabilization Program approved by the PUCO in October 1992. See Note 7.

(15) PENDING MERGER OF THE COMPANY WITH CLEVELAND ELECTRIC

     On March 25, 1994, Centerior Energy announced that its operating utility subsidiaries, the Company and Cleveland Electric, plan to merge into a single operating entity. Since the Company and Cleveland Electric affiliated in 1986, efforts have been made to consolidate operations and administration as much as possible to achieve maximum cost savings. The merger of the two companies into a single entity is the completion of this consolidation process. Various aspects of the merger are subject to the approval of the FERC, the PUCO and other regulatory authorities. The merger must be approved by share owners of the Company's preferred stock. Share owners of Cleveland Electric's preferred stock must approve the authorization of additional shares of preferred stock. Share owners of the Company's preferred stock will exchange their shares for preferred stock shares of the successor corporation having substantially the same terms, while Cleveland Electric's preferred stock will automatically become shares of the successor corporation. Debt holders of the merging companies will become debt holders of the successor corporation. The merging companies plan to seek preferred stock share owner approval in the summer of 1994. The merger is expected to be effective in late 1994.

     For the merging companies, the combined pro forma operating revenues were $2.475 billion, $2.439 billion and $2.561 billion and the combined pro forma net income (loss) was $(876) million, $276 million and $296 million for the years ended December 31, 1993, 1992 and 1991, respectively. The pro forma data is based on accounting for the merger on a method similar to a pooling of interests. The pro forma data is not necessarily indicative of the results of operations which would have been reported had the merger been in effect during those years or which may be reported in the future. The pro forma data should be read in conjunction with the audited financial statements of both the Company and Cleveland Electric.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Share Owners of
The Toledo Edison Company:

     We have audited the accompanying balance sheet and statement of preferred stock of The Toledo Edison Company (a wholly owned subsidiary of Centerior Energy Corporation) as of December 31, 1993 and 1992, and the related statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Toledo Edison Company as of December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed further in Notes 1 and 9, changes were made in the methods of accounting for nuclear plant depreciation in 1991 and for postretirement benefits other than pensions in 1993.

ARTHUR ANDERSEN LLP

Cleveland, Ohio
February 14, 1994
(except with respect to
the matter discussed
in Note 15, as to which
the date is March 25, 1994)

       SUPPLEMENTARY INFORMATION OF CLEVELAND ELECTRIC AND TOLEDO EDISON

EXCEPT FOR THE NOTES TO FINANCIAL STATEMENTS, WHICH ARE COMBINED FOR CENTERIOR, CLEVELAND ELECTRIC AND TOLEDO EDISON, FINANCIAL STATEMENTS FOR CENTERIOR HAVE BEEN OMITTED FROM THIS JOINT PROXY STATEMENT AND PROSPECTUS.

                 CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES,
         THE CLEVELAND ELECTRIC ILLUMINATING COMPANY AND SUBSIDIARIES,
                         AND THE TOLEDO EDISON COMPANY

                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(1) INTERIM FINANCIAL STATEMENTS

     Centerior Energy Corporation (Centerior Energy) is a holding company of Centerior Service Company (Service Company) and two electric utilities, The Cleveland Electric Illuminating Company (Cleveland Electric) and The Toledo Edison Company (Toledo Edison). These two utilities are referred to collectively herein as the "Operating Companies". Centerior Energy, Cleveland Electric and Toledo Edison are referred to collectively herein as the "Companies".

     The comparative income statement and balance sheet and the related statement of cash flows of each of the Companies have been prepared from the records of each of the Companies without audit by independent public accountants. In the opinion of management, all adjustments necessary for a fair statement of financial position at June 30, 1994 and results of operations for the three months and six months ended June 30, 1994 and 1993 have been included. All such adjustments were normal recurring adjustments, except for those discussed in Notes 2 and 8.

     These financial statements and notes should be read in conjunction with the financial statements and notes included in the Companies' combined Annual Report on Form 10-K for the year ended December 31, 1993 (1993 Form 10-K) and the Quarterly Report on Form 10-Q for the quarter ended March 31, 1994 (First Quarter 1994 Form 10-Q). These interim period financial results are not necessarily indicative of results for a 12-month period.

(2) NEW ACCOUNTING STANDARD

     Effective January 1, 1994, the Companies adopted the new accounting standard for certain investments in debt and equity securities (SFAS 115). SFAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The adoption of SFAS 115 did not materially affect the financial positions or the 1994 second quarter and six-month results of operations of the Companies.

(3) EQUITY DISTRIBUTION RESTRICTIONS

     The Operating Companies can make cash available for the funding of Centerior Energy's common stock dividends by paying dividends on their respective common stock, which is held solely by Centerior Energy. Federal law prohibits the Operating Companies from paying dividends out of capital accounts. However, the Operating Companies may pay preferred and common stock dividends out of appropriated retained earnings and current earnings. At June 30, 1994, Cleveland Electric and Toledo Edison had $142.4 million and $70.1 million, respectively, of appropriated retained earnings for the payment of dividends. However, Toledo Edison is prohibited from paying a common stock dividend by a provision in its mortgage that essentially requires such dividends to be paid out of the total balance of retained earnings, which currently is a deficit.

(4) COMMON STOCK DIVIDENDS

     Dividends per common share declared by Centerior Energy during the six months ended June 30, 1994 and 1993 were as follows:

                                         1994     1993
                                         ----     ----
Paid February 15.....................    $.20     $.40
Paid May 15..........................     .20      .40
Paid August 15.......................     .20      .40

     Common stock dividends declared by Cleveland Electric during the six months ended June 30, 1994 and 1993 were as follows:

                                         1994      1993
                                         -----     -----
                                           (MILLIONS)
Paid in February.....................    $18.6     $46.7
Paid in May..........................     24.2      47.0

     Toledo Edison did not declare any common stock dividends during the six months ended June 30, 1994 and 1993.

(5) CENTERIOR ENERGY COMMON STOCK PURCHASE PROGRAM

     Centerior Energy's program to purchase in the open market up to 1.5 million shares of its common stock has been extended two years until June 30, 1996. As of June 30, 1994, 225,500 shares had been purchased at a total cost of $3.7 million. Such shares are being held as treasury stock.

(6) FINANCING ACTIVITY

     During the three months ended June 30, 1994, the Operating Companies retired debt and preferred stock as follows:

                               Cleveland Electric

     Mandatory redemptions consisted of $25 million principal amount of First Mortgage Bonds, 4 3/8% Series due 1994; $4.3 million principal amount of First Mortgage Bonds, 13 3/4% Series due 2005; $3 million of Serial Preferred Stock, $88.00 Series E; and $0.3 million of pollution control notes. Cleveland Electric also elected to redeem an additional $4.3 million principal amount of First Mortgage Bonds, 13 3/4% Series due 2005.

                                 Toledo Edison

     Mandatory redemptions consisted of $25 million principal amount of Secured Medium-Term Notes, 8.5% Series A (Note No. 5) due 1994; $1.7 million of 9 3/8% Cumulative Preferred Stock, $100 par value; and $1.6 million of bank loans and other long-term debt.

(7) LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

     As discussed in Centerior Energy's Note 11(e) and the Operating Companies' respective Note 11(d) in the Notes to the Financial Statements for 1993 in the 1993 Form 10-K, certain unsecured debt agreements contain covenants relating to capitalization, fixed charge coverage ratios and secured financings. The write-offs recorded at December 31, 1993 caused the Companies to violate certain of those covenants. The affected creditors agreed to waive those violations in exchange for a second mortgage security interest on the Operating Companies' properties and other considerations. This transaction was completed in August 1994. The Companies have provided the same security interest to certain other creditors because their agreements require equal treatment. As of August 11, 1994, the Companies provided second mortgage collateral for $212.7 million of unsecured debt ($45.6 million for Cleveland Electric and $167.1 million for Toledo Edison), $228.1 million of bank letters of credit and a $205 million revolving credit facility. The bank letters of credit and revolving credit facility are joint and several obligations of the Operating Companies.

(8) EARLY RETIREMENT PROGRAM IN 1993

     Other operation and maintenance expenses for the three months and six months ended June 30, 1993 included approximately $13 million, $8 million and $5 million for Centerior Energy, Cleveland Electric and Toledo Edison, respectively, for pension and other benefit accruals for executives retiring under an early retirement program, called the Voluntary Transition Program
(VTP). These expenses were recognized for executives of the Service Company and the Operating Companies who had elected to retire under the VTP by June 30, 1993.

     A small portion of these accruals related to the VTP curtailment cost of postretirement benefits other than pensions, which was deferred to later years under a provision of the Rate Stabilization Program. The deferred amounts at June 30, 1993 were $0.9 million, $0.5 million and $0.4 million for Centerior Energy, Cleveland Electric and Toledo Edison, respectively. Additional VTP benefit accruals were recorded in the second half of 1993 for all employees who elected to retire under the VTP in 1993.

(9) COMMITMENTS AND CONTINGENCIES

     Various legal actions, claims and regulatory proceedings covering several matters are pending against the Companies. See "Item 3. Legal Proceedings" in the 1993 Form 10-K.

          THE CLEVELAND ELECTRIC ILLUMINATING COMPANY AND SUBSIDIARIES

                                INCOME STATEMENT

                                  (UNAUDITED)
                                  (THOUSANDS)

                                             THREE MONTHS ENDED         SIX MONTHS ENDED
                                                  JUNE 30,                  JUNE 30,
                                            ---------------------     ---------------------
                                              1994         1993         1994         1993
                                            --------     --------     --------     --------
OPERATING REVENUES......................    $414,804     $417,473     $822,659     $838,580
OPERATING EXPENSES
  Fuel and Purchased Power (1)..........      92,032      103,455      191,971      215,995
  Other Operation and Maintenance.......     119,515      122,937      231,567      241,741
  Depreciation and Amortization.........      47,637       45,540       95,629       92,000
  Taxes, Other Than Federal Income
     Taxes..............................      58,959       58,821      118,044      117,784
  Deferred Operating Expenses, Net......     (10,307)     (10,579)     (20,026)     (20,451)
  Federal Income Taxes..................      15,916       12,796       28,910       24,898
                                            --------     --------     --------     --------
       Total Operating Expenses.........     323,752      332,970      646,095      671,967
                                            --------     --------     --------     --------
OPERATING INCOME........................      91,052       84,503      176,564      166,613
NONOPERATING INCOME
  Allowance for Equity Funds Used During
     Construction.......................         947          905        1,577        1,929
  Other Income and Deductions, Net......       1,213       (4,313)       3,112       (2,308)
  Deferred Carrying Charges.............       6,226        7,654       12,463       15,302
  Federal Income Taxes -- Credit
     (Expense)..........................        (906)         527       (1,962)         665
                                            --------     --------     --------     --------
       Total Nonoperating Income........       7,480        4,773       15,190       15,588
                                            --------     --------     --------     --------
INCOME BEFORE INTEREST CHARGES..........      98,532       89,276      191,754      182,201
INTEREST CHARGES
  Long-term Debt........................      60,080       59,169      120,513      119,163
  Short-term Debt.......................       1,307          836        1,933        1,843
  Allowance for Borrowed Funds Used
     During Construction................      (1,161)        (706)      (1,905)      (1,519)
                                            --------     --------     --------     --------
       Net Interest Charges.............      60,226       59,299      120,541      119,487
                                            --------     --------     --------     --------
NET INCOME..............................      38,306       29,977       71,213       62,714
  Preferred Dividend Requirements.......      11,366       10,665       22,868       20,846
                                            --------     --------     --------     --------
EARNINGS AVAILABLE FOR
  COMMON STOCK..........................    $ 26,940     $ 19,312     $ 48,345     $ 41,868
                                            ========     ========     ========     ========
(1) Includes purchased power expense for
  purchases from Toledo Edison..........    $ 27,945     $ 30,572     $ 57,613     $ 60,990

   The accompanying notes to financial statements as they relate to Cleveland
               Electric are an integral part of this statement.

          THE CLEVELAND ELECTRIC ILLUMINATING COMPANY AND SUBSIDIARIES

                                 BALANCE SHEET

                                  (THOUSANDS)

                                                                                    JUNE 30,      DECEMBER 31,
                                                                                      1994            1993
                                                                                   ----------     -------------
                                                                                   (UNAUDITED)
                                    ASSETS
PROPERTY, PLANT AND EQUIPMENT
  Utility Plant In Service.....................................................    $6,815,613      $ 6,734,130
  Accumulated Depreciation and Amortization....................................    (1,957,888)      (1,889,584)
                                                                                   ----------     -------------
                                                                                    4,857,725        4,844,546
  Construction Work In Progress................................................       106,854          141,422
                                                                                   ----------     -------------
                                                                                    4,964,579        4,985,968
  Nuclear Fuel, Net of Amortization............................................       185,019          202,200
  Other Property, Less Accumulated Depreciation................................        40,448           41,041
                                                                                   ----------     -------------
                                                                                    5,190,046        5,229,209
CURRENT ASSETS
  Cash and Temporary Cash Investments..........................................        45,930           77,374
  Amounts Due from Customers and Others, Net...................................       167,004          155,899
  Amounts Due from Affiliates..................................................         7,641            5,399
  Unbilled Revenues............................................................        96,000           99,000
  Materials and Supplies, at Average Cost......................................        92,959           92,659
  Fossil Fuel Inventory, at Average Cost.......................................        19,278           20,188
  Taxes Applicable to Succeeding Years.........................................       127,261          178,577
  Other........................................................................         3,595            2,967
                                                                                   ----------     -------------
                                                                                      559,668          632,063
DEFERRED CHARGES AND OTHER ASSETS
  Amounts Due from Customers for Future Federal Income Taxes...................       600,895          586,494
  Unamortized Loss on Reacquired Debt..........................................        58,318           60,293
  Carrying Charges and Operating Expenses......................................       551,065          518,613
  Nuclear Plant Decommissioning Trusts.........................................        33,031           29,955
  Other........................................................................        93,374          102,546
                                                                                   ----------     -------------
                                                                                    1,336,683        1,297,901
                                                                                   ----------     -------------
                                                                                   $7,086,397      $ 7,159,173
                                                                                    =========     ============
                        CAPITALIZATION AND LIABILITIES
CAPITALIZATION
  Common Stock Equity..........................................................    $1,056,771      $ 1,039,947
  Preferred Stock
    With Mandatory Redemption Provisions.......................................       256,717          285,225
    Without Mandatory Redemption Provisions....................................       240,871          240,871
  Long-Term Debt...............................................................     2,635,745        2,793,162
                                                                                   ----------     -------------
                                                                                    4,190,104        4,359,205
OTHER NONCURRENT LIABILITIES
  Nuclear Fuel Lease Obligations...............................................       137,044          150,775
  Other........................................................................        95,206           96,352
                                                                                   ----------     -------------
                                                                                      232,250          247,127
CURRENT LIABILITIES
  Current Portion of Long-Term Debt and Preferred Stock........................       203,571           70,394
  Current Portion of Lease Obligations.........................................        58,394           62,610
  Accounts Payable.............................................................       132,191          122,385
  Accounts and Notes Payable to Affiliates.....................................       104,010           60,956
  Accrued Taxes................................................................       236,045          304,621
  Accrued Interest.............................................................        60,284           60,376
  Dividends Declared...........................................................         7,539           19,258
  Other........................................................................        37,209           32,632
                                                                                   ----------     -------------
                                                                                      839,243          733,232
DEFERRED CREDITS
  Unamortized Investment Tax Credits...........................................       213,722          235,293
  Accumulated Deferred Federal Income Taxes....................................     1,148,924        1,104,859
  Unamortized Gain from Bruce Mansfield Plant Sale.............................       335,057          343,183
  Accumulated Deferred Rents for Bruce Mansfield Plant.........................        80,879           77,304
  Other........................................................................        46,218           58,970
                                                                                   ----------     -------------
                                                                                    1,824,800        1,819,609
COMMITMENTS AND CONTINGENCIES (Note 9)
                                                                                   ----------     -------------
                                                                                   $7,086,397      $ 7,159,173
                                                                                    =========     ============

    The accompanying notes to financial statements as they relate to Cleveland
               Electric are an integral part of this statement.

          THE CLEVELAND ELECTRIC ILLUMINATING COMPANY AND SUBSIDIARIES

                                   CASH FLOWS

                                  (UNAUDITED)
                                  (THOUSANDS)

                                                                                    JUNE 30,      DECEMBER 31,
                                                                                      1994            1993
                                                                                   ----------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income...................................................................    $   71,213      $    62,714
                                                                                   ----------     -------------
  Adjustments to Reconcile Net Income to Cash from Operating Activities:
    Depreciation and Amortization..............................................        95,629           92,000
    Deferred Federal Income Taxes..............................................        14,492           13,515
    Unbilled Revenues..........................................................         3,000            4,000
    Deferred Fuel..............................................................       (10,899)          10,203
    Deferred Carrying Charges..................................................       (12,463)         (15,302)
    Leased Nuclear Fuel Amortization...........................................        26,425           20,453
    Deferred Operating Expenses, Net...........................................       (20,026)         (20,451)
    Allowance for Equity Funds Used During Construction........................        (1,577)          (1,929)
    Changes in Amounts Due from Customers and Others, Net......................       (11,105)            (562)
    Changes in Inventories.....................................................           610            6,639
    Changes in Accounts Payable................................................         9,806           33,191
    Changes in Working Capital Affecting Operations............................       (20,191)         (79,639)
    Other Noncash Items........................................................         5,622              187
                                                                                   ----------     -------------
      Total Adjustments........................................................        79,323           62,305
                                                                                   ----------     -------------
      Net Cash from Operating Activities.......................................       150,536          125,019
CASH FLOWS FROM FINANCING ACTIVITIES
  Bank Loans, Commercial Paper and Other Short-Term Debt.......................            --          (10,000)
  Notes Payable to Affiliates..................................................        47,600          (11,000)
  Debt Issues:
    First Mortgage Bonds.......................................................            --          280,000
    Secured Medium-Term Notes..................................................            --           35,000
    Term Bank Loan.............................................................            --           40,000
  Preferred Stock Issue........................................................            --          100,000
  Maturities, Redemptions and Sinking Funds....................................       (53,105)        (291,504)
  Nuclear Fuel Lease Obligations...............................................       (27,193)         (29,364)
  Dividends Paid...............................................................       (65,902)        (113,759)
  Premiums, Discounts and Expenses.............................................            --           (7,062)
                                                                                   ----------     -------------
      Net Cash from Financing Activities.......................................       (98,600)          (7,689)
CASH FLOWS FROM INVESTING ACTIVITIES
  Cash Applied to Construction.................................................       (73,071)         (80,224)
  Interest Capitalized as Allowance for Borrowed Funds Used During
    Construction...............................................................        (1,905)          (1,519)
  Other Cash Applied...........................................................        (8,404)          (4,817)
                                                                                   ----------     -------------
      Net Cash from Investing Activities.......................................       (83,380)         (86,560)
                                                                                   ----------     -------------
NET CHANGE IN CASH AND TEMPORARY CASH INVESTMENTS..............................       (31,444)          30,770
CASH AND TEMPORARY CASH INVESTMENTS AT BEGINNING OF PERIOD.....................        77,374           33,524
                                                                                   ----------     -------------
CASH AND TEMPORARY CASH INVESTMENTS AT END OF PERIOD...........................    $   45,930      $    64,294
                                                                                    =========     ============
Other Payment Information:
  Interest (net of amounts capitalized)........................................    $  105,000      $   101,000
  Federal Income Taxes.........................................................            --           22,600

   The accompanying notes to financial statements as they relate to Cleveland
               Electric are an integral part of this statement.

          THE CLEVELAND ELECTRIC ILLUMINATING COMPANY AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAPITAL RESOURCES AND LIQUIDITY

     Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7 of the 1993 Form 10-K and in the First Quarter 1994 Form 10-Q. The information under "Capital Resources and Liquidity" remains unchanged with the following exceptions:

     During the second quarter of 1994, Cleveland Electric redeemed various securities as discussed in Note 6.

     As discussed in Note 7, a second mortgage security interest on the Operating Companies' properties was provided to certain creditors in August 1994. A $205 million revolving credit facility is now available for borrowings by Centerior Energy (for the Operating Companies) and the Service Company. The banks' fee is 0.625% per annum payable quarterly in addition to interest on any borrowings. See Note 12 in Cleveland Electric's Notes to the Financial Statements for 1993 in the 1993 Form 10-K for additional information on this facility.

     In the third quarter of 1994, Cleveland Electric expects to issue $46.1 million of first mortgage bonds as collateral security for the sale by a public authority of an equal principal amount of tax-exempt bonds. The proceeds from the sale of the public authority's bonds will be used to refund $46.1 million of the authority's tax-exempt bonds that were issued in 1988 and have been continuously remarketed on a floating rate basis. The new series of bonds will be due October 1, 2023 and will have a fixed rate of interest.

     Additional first mortgage bonds may be issued by Cleveland Electric under its mortgage on the basis of property additions, cash or refundable first mortgage bonds. Under its mortgage, Cleveland Electric may issue first mortgage bonds on the basis of property additions and, under certain circumstances, refundable bonds only if the applicable interest coverage test is met. At June 30, 1994, Cleveland Electric would have been permitted to issue approximately $196 million of additional first mortgage bonds. After the fourth quarter of 1994, Cleveland Electric's ability to issue first mortgage bonds is expected to increase substantially when its interest coverage ratio will no longer be affected by the write-offs recorded at December 31, 1993.

RESULTS OF OPERATIONS

     Factors contributing to the 0.6% and 1.9% decreases in 1994 operating revenues from 1993 for the second quarter and six months, respectively, are shown as follows:

                                                                     CHANGES FOR
                                                                       PERIOD
                                                                   ENDED JUNE 30,
                                                                        1994
                                                                  -----------------
                                                                  THREE       SIX
                                 FACTORS                          MONTHS     MONTHS
                                 -------                          ------     ------
                                                                     (MILLIONS)
          Sales Volume and Mix..................................  $13.0      $20.6
          Wholesale Revenues....................................  (14.8)     (24.0)
          Fuel Cost Recovery Revenues...........................   (6.3)     (21.0)
          Miscellaneous Revenues................................    5.4        8.5
                                                                  -----     ------
                    Total.......................................  $(2.7)    $(15.9)
                                                                  =====     ======

          THE CLEVELAND ELECTRIC ILLUMINATING COMPANY AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

     Percentage changes between 1994 and 1993 billed electric kilowatt-hour sales are summarized as follows:

                                                                     CHANGES FOR
                                                                       PERIOD
                                                                   ENDED JUNE 30,
                                                                        1994
                                                                  -----------------
                                                                  THREE       SIX
                           CUSTOMER CATEGORIES                    MONTHS     MONTHS
                           -------------------                    ------     ------
          Residential...........................................    2.7%       3.6%
          Commercial............................................    3.8        4.2
          Industrial............................................    2.3        2.8
          Other.................................................  (71.8)     (55.9)
                    Total.......................................   (9.9)      (4.3)

     Second quarter 1994 total kilowatt-hour sales decreased because of lower wholesale sales (included in the "Other" category). Residential and commercial sales increased as a result of warmer weather in the second quarter of 1994 than in the second quarter of 1993, which increased cooling-related demand. A mid-June 1994 heat wave sharply increased the use of air conditioners in the service area. Industrial sales increased on the strength of increased sales to large automotive manufacturers and the broad-based, smaller industrial customer group. Other sales decreased because of lower wholesale sales.

     Total kilowatt-hour sales decreased for the six-month period in 1994 as a result of lower wholesale sales. Residential and commercial sales increased as a result of colder winter temperatures and warmer spring and summer temperatures in 1994, which increased electric heating and cooling demands. Industrial sales increased on the strength of increased sales to large automotive manufacturers, large steel industry customers and the broad-based, smaller industrial customer group. Other sales decreased because of lower wholesale sales.

     The decreases in 1994 wholesale sales and revenues were attributable to the expiration of a wholesale power agreement, softer market conditions and limited power availability for bulk power transactions because of generating plant outages.

     The decreases in 1994 fuel cost recovery revenues included in customer bills resulted from decreases in the fuel cost recovery factors used in 1994 to calculate these revenues compared to those used in 1993. The decreases in the weighted averages of the fuel cost recovery factors for 1994 were about 10.5% and 15% for the second quarter and six months, respectively.

     Miscellaneous revenues in 1994 increased from the 1993 amounts primarily because of increased billings to other utilities for overhead expenses related to the 1994 refueling and maintenance outage of the jointly owned Perry Nuclear Power Plant Unit 1 (Perry Unit 1).

     Second quarter operating expenses in 1994 decreased 2.8% from the 1993 amount. Fuel and purchased power expenses decreased because of lower fuel expense, including less amortization of previously deferred fuel costs than the amount amortized in 1993. An increase in purchased power expense partially offset the lower fuel expense. During the June 1994 heat wave, additional power was purchased because two large generating units were out of operation for maintenance. Other operation and maintenance expenses decreased primarily because the 1993 second quarter expenses included $8 million of VTP benefit expenses as discussed in Note 8. Also, an increase in power production expenses related to generating plant maintenance outages completely offset expense reductions resulting from cost reduction measures, including the work force reduction in 1993. Depreciation and amortization expenses increased because of higher nuclear plant decommissioning expense accruals related to revisions in the cost estimates in late 1993. Federal income taxes increased as a result of higher pretax operating income.

     Second quarter credits for carrying charges in 1994 decreased from the 1993 amount primarily because of the cessation at the end of 1993 of accruals related to the rate phase-in plan for the investments in Perry Unit 1

          THE CLEVELAND ELECTRIC ILLUMINATING COMPANY AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

and Beaver Valley Power Station Unit 2 under a 1989 rate agreement. The second quarter federal income tax provision for nonoperating income in 1994 increased from the 1993 amount because the expense increase resulting from a lower tax allocation of interest charges to nonoperating activities exceeded the decrease related to the lower carrying charge credits.

     Second quarter earnings available for common stock in 1994 increased $7.6 million, or 39.5%, from the 1993 amount.

     Six-month operating expenses in 1994 decreased 3.9% from the 1993 amount. Fuel and purchased power expenses decreased because of lower fuel expense, including less amortization of previously deferred fuel costs than the amount amortized in 1993. A change in the system generating mix (more nuclear generation and less coal-fired generation in the 1994 period than in the 1993 period) accounted for a large part of the lower fuel expense for the 1994 period. An increase in purchased power expense partially offset the lower fuel expense. Other operation and maintenance expenses decreased primarily because the 1993 six-month period expenses included $8 million of VTP benefit expenses as discussed in Note 8. Increased maintenance expense related to generating plant outages in 1994 substantially offset expense reductions resulting from cost reduction measures. Depreciation and amortization expenses increased primarily because of the aforementioned higher nuclear plant decommissioning expense accruals. Federal income taxes increased as a result of higher pretax operating income.

     The six-month credits for carrying charges in 1994 decreased from the 1993 amount primarily because of the cessation at the end of 1993 of accruals related to the phase-in plan. The six-month federal income tax provision for nonoperating income in 1994 increased from the 1993 amount because the expense increase resulting from a lower tax allocation of interest charges to nonoperating activities exceeded the decrease related to the lower carrying charge credits.

     Six-month preferred dividend requirements in 1994 increased from the 1993 amount primarily because of the new issue of preferred stock in 1993.

     Six-month earnings available for common stock in 1994 increased $6.5 million, or 15.5%, from the 1993 amount.

                           THE TOLEDO EDISON COMPANY
                                INCOME STATEMENT

                                  (UNAUDITED)
                                  (THOUSANDS)

                                             THREE MONTHS ENDED         SIX MONTHS ENDED
                                                  JUNE 30,                  JUNE 30,
                                            ---------------------     ---------------------
                                              1994         1993         1994         1993
                                            --------     --------     --------     --------
OPERATING REVENUES (1)..................    $216,452     $210,350     $433,024     $425,165
OPERATING EXPENSES
  Fuel and Purchased Power..............      41,350       42,310       87,023       84,893
  Other Operation and Maintenance.......      86,781       82,818      168,364      172,148
  Depreciation and Amortization.........      19,959       18,965       40,281       38,465
  Taxes, Other Than Federal Income
     Taxes..............................      23,443       23,760       47,191       47,755
  Deferred Operating Expenses, Net......      (5,555)      (7,391)     (10,688)     (14,319)
  Federal Income Taxes..................       7,623        8,293       14,994       15,269
                                            --------     --------     --------     --------
          Total Operating Expenses......     173,601      168,755      347,165      344,211
                                            --------     --------     --------     --------
OPERATING INCOME........................      42,851       41,595       85,859       80,954
NONOPERATING INCOME
  Allowance for Equity Funds Used During
     Construction.......................         304          165          517          489
  Other Income and Deductions, Net......       1,154          608        1,622          881
  Deferred Carrying Charges.............       3,559        6,102        7,239       12,302
  Federal Income Taxes - Credit
     (Expense)..........................        (352)         385         (378)         806
                                            --------     --------     --------     --------
          Total Nonoperating Income.....       4,665        7,260        9,000       14,478
                                            --------     --------     --------     --------
INCOME BEFORE INTEREST CHARGES..........      47,516       48,855       94,859       95,432
INTEREST CHARGES
  Long-term Debt........................      27,004       28,058       54,917       55,091
  Short-term Debt.......................       1,048          962        1,940        2,405
  Allowance for Borrowed Funds Used
     During Construction................        (190)        (106)        (228)        (313)
                                            --------     --------     --------     --------
          Net Interest Charges..........      27,862       28,914       56,629       57,183
                                            --------     --------     --------     --------
NET INCOME..............................      19,654       19,941       38,230       38,249
  Preferred Dividend Requirements.......       5,200        5,836       10,358       11,751
                                            --------     --------     --------     --------
EARNINGS AVAILABLE FOR COMMON STOCK.....    $ 14,454     $ 14,105     $ 27,872     $ 26,498
                                            ========     ========     ========     ========
- ---------------
(1) Includes revenues from bulk power
    sales to Cleveland Electric.            $ 27,945     $ 30,572     $ 57,613     $ 60,990

 The accompanying notes to financial statements as they relate to Toledo Edison are an integral part of this statement.

                           THE TOLEDO EDISON COMPANY

                                 BALANCE SHEET

                                  (THOUSANDS)

                                                                                          JUNE 30,      DECEMBER 31,
                                                                                            1994            1993
                                                                                         ----------     -------------
                                                                                         (UNAUDITED)
                                            ASSETS
PROPERTY, PLANT AND EQUIPMENT
  Utility Plant In Service.............................................................  $2,891,494        $2,836,993
  Accumulated Depreciation and Amortization............................................    (868,200)         (787,785)
                                                                                         ----------     -------------
                                                                                          2,023,294         2,049,208
  Construction Work In Progress........................................................      35,745            39,509
                                                                                         ----------     -------------
                                                                                          2,059,039         2,088,717
  Nuclear Fuel, Net of Amortization....................................................     126,257           142,442
  Other Property, Less Accumulated Depreciation........................................       3,378              (234)
                                                                                         ----------     -------------
                                                                                          2,188,674         2,230,925
CURRENT ASSETS
  Cash and Temporary Cash Investments..................................................      68,677            82,042
  Amounts Due from Customers and Others, Net...........................................      70,933            62,979
  Amounts Due from Affiliates..........................................................      44,934            15,682
  Unbilled Revenues....................................................................      22,844            24,844
  Materials and Supplies, at Average Cost..............................................      45,373            42,852
  Fossil Fuel Inventory, at Average Cost...............................................       9,528            11,971
  Taxes Applicable to Succeeding Years.................................................      52,314            70,966
  Other................................................................................       2,177             2,284
                                                                                         ----------     -------------
                                                                                            316,780           313,620
DEFERRED CHARGES AND OTHER ASSETS
  Amounts Due from Customers for Future Federal Income Taxes...........................     388,280           381,729
  Unamortized Loss from Beaver Valley Unit 2 Sale......................................     102,944           105,190
  Unamortized Loss on Reacquired Debt..................................................      29,748            32,093
  Carrying Charges and Operating Expenses..............................................     360,935           343,046
  Nuclear Plant Decommissioning Trusts.................................................      28,026            25,727
  Other................................................................................      71,353            77,524
                                                                                         ----------     -------------
                                                                                            981,286           965,309
                                                                                         ----------     -------------
                                                                                         $3,486,740        $3,509,854
                                                                                          =========      ============
                              CAPITALIZATION AND LIABILITIES
CAPITALIZATION
  Common Stock Equity..................................................................  $  650,287          $622,375
  Preferred Stock
  With Mandatory Redemption Provisions.................................................      26,685            28,350
  Without Mandatory Redemption Provisions..............................................     210,000           210,000
  Long-Term Debt.......................................................................   1,175,539         1,225,392
                                                                                         ----------     -------------
                                                                                          2,062,511         2,086,117
OTHER NONCURRENT LIABILITIES
  Nuclear Fuel Lease Obligations.......................................................      90,691           102,891
  Other................................................................................      79,446            82,757
                                                                                         ----------     -------------
                                                                                            170,137           185,648
CURRENT LIABILITIES
  Current Portion of Long-Term Debt and Preferred Stock................................      76,963            56,859
  Current Portion of Lease Obligations.................................................      44,677            48,880
  Accounts Payable.....................................................................      61,700            63,384
  Accounts Payable to Affiliates.......................................................      32,212            26,608
  Accrued Taxes........................................................................      61,814            89,574
  Accrued Interest.....................................................................      26,579            27,022
  Other................................................................................      16,804            16,948
                                                                                         ----------     -------------
                                                                                            320,749           329,275
DEFERRED CREDITS
  Unamortized Investment Tax Credits...................................................      90,335            93,997
  Accumulated Deferred Federal Income Taxes............................................     493,222           471,471
  Unamortized Gain from Bruce Mansfield Plant Sale.....................................     203,087           208,085
  Accumulated Deferred Rents for Bruce Mansfield Plant and Beaver Valley Unit 2........      56,873            50,357
  Other................................................................................      89,826            84,904
                                                                                         ----------     -------------
                                                                                            933,343           908,814
COMMITMENTS AND CONTINGENCIES (Note 9)
                                                                                         ----------     -------------
                                                                                         $3,486,740        $3,509,854
                                                                                          =========      ============

  The accompanying notes to financial statements as they relate to Toledo Edison are an integral part of this statement.

                           THE TOLEDO EDISON COMPANY

                                   CASH FLOWS

                                  (UNAUDITED)

                                  (THOUSANDS)

                                                                                      SIX MONTHS ENDED
                                                                                          JUNE 30,
                                                                                     -------------------
                                                                                      1994        1993
                                                                                     -------     -------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income.......................................................................  $38,230     $38,249
                                                                                     -------     -------
  Adjustments to Reconcile Net Income to Cash from Operating Activities:
    Depreciation and Amortization..................................................   40,281      38,465
    Deferred Federal Income Taxes..................................................   15,348       9,505
    Unbilled Revenues..............................................................    2,000       1,000
    Deferred Fuel..................................................................    1,716      (5,072)
    Deferred Carrying Charges......................................................   (7,239)    (12,302)
    Leased Nuclear Fuel Amortization...............................................   22,013      16,532
    Deferred Operating Expenses, Net...............................................  (10,688)    (14,319)
    Allowance for Equity Funds Used During Construction............................     (517)       (489)
    Changes in Amounts Due from Customers and Others, Net..........................   (7,954)     (4,016)
    Changes in Inventories.........................................................      (78)      5,626
    Changes in Accounts Payable....................................................   (1,684)      5,489
    Changes in Working Capital Affecting Operations................................   (7,236)    (19,508)
    Other Noncash Items............................................................   11,817       7,395
                                                                                     -------     -------
      Total Adjustments............................................................   57,779      28,306
                                                                                     -------     -------
      Net Cash from Operating Activities...........................................   96,009      66,555
CASH FLOWS FROM FINANCING ACTIVITIES
  Bank Loans, Commercial Paper and Other Short-Term Debt...........................       --     (19,502)
  Debt Issues:
    First Mortgage Bonds...........................................................       --      20,200
    Secured Medium-Term Notes......................................................       --      93,000
  Maturities, Redemptions and Sinking Funds........................................  (31,476)    (51,956)
  Nuclear Fuel Lease Obligations...................................................  (21,884)    (23,265)
  Dividends Paid...................................................................  (10,289)    (11,808)
  Premiums, Discounts and Expenses.................................................       --        (882)
                                                                                     -------     -------
      Net Cash from Financing Activities...........................................  (63,649)      5,787
CASH FLOWS FROM INVESTING ACTIVITIES
  Cash Applied to Construction.....................................................  (15,913)    (17,033)
  Interest Capitalized as Allowance for Borrowed Funds Used During Construction....     (228)       (313)
  Loans to Affiliates..............................................................  (26,000)         --
  Other Cash Applied...............................................................   (3,584)       (619)
                                                                                     -------     -------
      Net Cash from Investing Activities...........................................  (45,725)    (17,965)
                                                                                     -------     -------
NET CHANGE IN CASH AND TEMPORARY CASH INVESTMENTS..................................  (13,365)     54,377
CASH AND TEMPORARY CASH INVESTMENTS AT BEGINNING OF PERIOD.........................   82,042      15,731
                                                                                     -------     -------
CASH AND TEMPORARY CASH INVESTMENTS AT END OF PERIOD...............................  $68,677     $70,108
                                                                                     ========    ========
Other Payment Information:
  Interest (net of amounts capitalized)............................................  $47,000     $45,000
  Federal Income Taxes.............................................................       --       5,400

 The accompanying notes to financial statements as they relate to Toledo Edison are an integral part of this statement.

                           THE TOLEDO EDISON COMPANY
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAPITAL RESOURCES AND LIQUIDITY

     Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7 of the 1993 Form 10-K and in the First Quarter 1994 Form 10-Q. The information under "Capital Resources and Liquidity" remains unchanged with the following exceptions:

     During the second quarter of 1994, Toledo Edison redeemed various securities as discussed in Note 6.

     As discussed in Note 7, a second mortgage security interest on the Operating Companies' properties was provided to certain creditors in August 1994. A $205 million revolving credit facility is now available for borrowings by Centerior Energy (for the Operating Companies) and the Service Company. The banks' fee is 0.625% per annum payable quarterly in addition to interest on any borrowings. See Note 12 in Toledo Edison's Notes to the Financial Statements for 1993 in the 1993 Form 10-K for additional information on this facility.

     In the third quarter of 1994, Toledo Edison expects to issue $30.5 million of first mortgage bonds as collateral security for the sale by a public authority of an equal principal amount of tax-exempt bonds. The proceeds from the sale of the public authority's bonds will be used to refund $30.5 million of the authority's tax-exempt bonds that were issued in 1988 and have been continuously remarketed on a floating rate basis. The new series of bonds will be due October 1, 2023 and will have a fixed rate of interest.

     Additional first mortgage bonds may be issued by Toledo Edison under its mortgage on the basis of property additions, cash or refundable first mortgage bonds. Under its mortgage, Toledo Edison may issue first mortgage bonds on the basis of property additions and, under certain circumstances, refundable bonds only if the applicable interest coverage test is met. At June 30, 1994, Toledo Edison would have been permitted to issue approximately $348 million of additional first mortgage bonds.

RESULTS OF OPERATIONS

     Factors contributing to the 2.9% and 1.8% increases in 1994 operating revenues from 1993 for the second quarter and six months, respectively, are shown as follows:

                                                                     CHANGES FOR
                                                                       PERIOD
                                                                   ENDED JUNE 30,
                                                                        1994
                                                                  -----------------
                                                                  THREE       SIX
                                 FACTORS                          MONTHS     MONTHS
                                 -------                          ------     ------
                                                                     (MILLIONS)
          Sales Volume and Mix..................................  $ 9.5      $12.5
          Wholesale Revenues....................................   (1.3)      (0.8)
          Miscellaneous Revenues................................   (1.6)      (2.5)
          Fuel Cost Recovery Revenues...........................   (0.5)      (1.3)
                                                                  -----      -----
                    Total.......................................  $ 6.1      $ 7.9
                                                                  =====      =====

     Percentage changes between 1994 and 1993 billed electric kilowatt-hour sales are summarized as follows:

                                                                     CHANGES FOR
                                                                       PERIOD
                                                                   ENDED JUNE 30,
                                                                        1994
                                                                  -----------------
                                                                  THREE       SIX
                           CUSTOMER CATEGORIES                    MONTHS     MONTHS
                           -------------------                    ------     ------
          Residential...........................................    3.5%       5.3%
          Commercial............................................    3.9        5.5
          Industrial............................................    9.3        8.8
          Other.................................................   10.2       13.7
                    Total.......................................    7.7        8.9

                           THE TOLEDO EDISON COMPANY
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

     Second quarter 1994 total kilowatt-hour sales increased as a result of increased economic activity, increased wholesale sales (included in the "Other" category) and weather-related demand. Industrial sales increased on the strength of increased sales to large automotive manufacturers and the broad-based, smaller industrial customer group. Residential and commercial sales increased as a result of warmer weather in the second quarter of 1994 than in the second quarter of 1993, which increased cooling-related demand. A mid-June 1994 heat wave sharply increased the use of air conditioners in the service area.

     Total kilowatt-hour sales increased for the six-month period in 1994 as a result of increased wholesale sales, increased economic activity and weather-related demand. Industrial sales increased on the strength of increased sales to large automotive manufacturers and the broad-based, smaller industrial customer group. Residential and commercial sales increased as a result of colder winter temperatures and warmer spring and summer temperatures in 1994, which increased electric heating and cooling demands.

     Miscellaneous revenues in 1994 decreased from the 1993 amounts because of lower overhead expense billings in 1994 to Cleveland Electric for the jointly owned Davis-Besse Nuclear Power Station.

     The decreases in 1994 fuel cost recovery revenues included in customer bills resulted from decreases in the fuel cost recovery factors used in 1994 to calculate these revenues compared to those used in 1993. The decrease in the weighted averages of the fuel cost recovery factors for both the second quarter and six-month 1994 periods was about 1.5%.

     Second quarter operating expenses in 1994 increased 2.9% from the 1993 amount. Other operation and maintenance expenses increased as increased power production expenses related primarily to a generating plant maintenance outage completely offset expense reductions resulting from cost reduction measures, including the work force reduction in 1993. Also, other operation and maintenance expenses in the 1993 second quarter included $5 million of VTP benefit expenses as discussed in Note 8. Depreciation and amortization expenses increased because of higher nuclear plant decommissioning expense accruals related to revisions in the cost estimates in late 1993. A decrease in deferred operating expenses resulted from the cessation at the end of 1993 of deferrals related to the rate phase-in plan for the investments in Perry Nuclear Power Plant Unit 1 and Beaver Valley Power Station Unit 2 under a 1989 rate agreement and less deferrals under the Rate Stabilization Program in the second quarter of 1994. Federal income taxes decreased as a result of lower pretax operating income.

     Second quarter credits for carrying charges in 1994 decreased from the 1993 amount primarily because of the cessation at the end of 1993 of accruals related to the phase-in plan. The second quarter federal income tax provision for nonoperating income in 1994 increased from the 1993 amount because the expense increase resulting from a lower tax allocation of interest charges to nonoperating activities exceeded the decrease related to the lower carrying charge credits.

     Second quarter earnings available for common stock in 1994 increased $0.3 million, or 2.5%, from the 1993 amount.

     Six-month operating expenses in 1994 increased 0.9% from the 1993 amount. Higher fuel and purchased power expenses resulted from increased amortization of previously deferred fuel costs than the amount amortized in 1993, which was partially offset by lower purchased power expense. Depreciation and amortization expenses increased primarily because of the aforementioned higher nuclear plant decommissioning expense accruals. A decrease in deferred operating expenses resulted from the cessation at the end of 1993 of deferrals related to the rate phase-in plan as discussed above and less deferrals under the Rate Stabilization Program in 1994. Other operation and maintenance expenses decreased primarily because the 1993 six-month period expenses included $5 million of VTP benefit expenses as discussed in Note 8. Increased maintenance expense associated with a generating plant outage in 1994 substantially offset expense reductions resulting from cost reduction measures.

     The six-month credits for carrying charges in 1994 decreased from the 1993 amount primarily because of the cessation at the end of 1993 of accruals related to the phase-in plan. The six-month federal income tax

                           THE TOLEDO EDISON COMPANY
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

provision for nonoperating income in 1994 increased from the 1993 amount because the expense increase resulting from a lower tax allocation of interest charges to nonoperating activities exceeded the decrease related to the lower carrying charge credits.

     Six-month preferred dividend requirements in 1994 decreased from the 1993 amount because of the retirement of preferred stock.

     Six-month earnings available for common stock in 1994 increased $1.4 million, or 5.2%, from the 1993 amount.

           RELATIONSHIPS BETWEEN CLEVELAND ELECTRIC AND TOLEDO EDISON

     Cleveland Electric and Toledo Edison are wholly owned subsidiaries of Centerior and have common management and control of all operations.

                AMENDMENT OF CLEVELAND ELECTRIC AMENDED ARTICLES

     The Amended Articles that are proposed for adoption at the Cleveland Electric Special Meeting are substantially identical to the Amended Articles of Cleveland Electric as currently in effect, except for:

          1. The change of the headquarter city of Cleveland Electric from Cleveland, Ohio to Independence, Ohio;

          2. The increase in the total number of authorized shares from 112,000,000 to 123,000,000, and the corresponding increase in the number of authorized shares of Cleveland Electric Preferred Stock without par value from 4,000,000 to 15,000,000 (Article Four);

          3. In the general terms of the Cleveland Electric Preferred Stock, a change in the permitted location of a depository bank for the purpose of redemption of Preferred Stock to "Ohio or New York, New York" (formerly reading "Cleveland, Ohio or New York, New York"). (Article Four, Division A, Section 3(b)(1));

          4. In the express terms of currently outstanding series of Cleveland Electric Preferred Stock, deletion of the phrase "Of the 4,000,000 authorized shares of Serial Preferred Stock". (Article Four, Division A, Sections 8, 9, 10, 11, 19, 20, 21, 23, 24, 25 and 26);
             and

          5. The establishment of thirteen series of Cleveland Electric Preferred Stock, and the terms thereof, substantially mirroring the series of Toledo Edison Preferred Stock to be converted in the Merger (see "The Agreement" herein), in order to carry out the Merger. (Article Four, Division A, Sections 27 through 39).

     Although only 2,283,500 additional shares of Cleveland Electric Preferred Stock are to be issued in the Merger, Cleveland Electric is proposing that the authorized Preferred Stock be increased by 11,000,000 shares. This will add to the flexibility available to Cleveland Electric to accomplish future financings. Prior to the Merger, Cleveland Electric had 4,000,000 authorized shares of Preferred Stock, and Toledo Edison had 3,000,000 authorized shares of $100 Par Value Preferred Stock and 12,000,000 authorized shares of $25 Par Value Preferred Stock, for a total of 19,000,000 authorized shares of Preferred Stock of the two companies in the aggregate. After the Merger and the adoption of the Amended Articles, Cleveland Electric will have 15,000,000 authorized shares of Preferred Stock.

     The foregoing discussion of the Amended Articles is qualified in its entirety by reference to the provisions of the Amended Articles, which are attached as Exhibit B to Appendix I to this Joint Proxy Statement and Prospectus.

                DESCRIPTION OF CLEVELAND ELECTRIC CAPITALIZATION

                                    GENERAL

     Following adoption of the Amended Articles, the authorized capital stock of Cleveland Electric will be 123,000,000 shares, consisting of 105,000,000 shares of Cleveland Electric Common Stock, without par value, 3,000,000 shares of preference stock ("Cleveland Electric Preference Stock"), without par value, and 15,000,000 shares of Cleveland Electric Preferred Stock, without par value. All of the outstanding shares of Cleveland Electric Common Stock are held by Centerior, and no shares of Cleveland Electric Preference Stock are currently outstanding.

                                PREFERRED STOCK

     Following the Merger, the Cleveland Electric Board will be authorized to issue 15,000,000 shares of Cleveland Electric Preferred Stock, which may be issued from time to time in one or more series, each such series to have such distinctive designation or title as may be fixed by the Cleveland Electric Board prior to the issuance of any shares thereof. Each series may differ from each other series already outstanding as may be determined from time to time by the Cleveland Electric Board in the following respects: (a) the rate of dividend;
(b) the amount per share, if any, which the Preferred Stock shall be entitled to receive upon redemption, liquidation, distribution or sale of assets, dissolution or winding up of Cleveland Electric; (c) terms and conditions of conversion, if any; or (d) terms of sinking fund, redemption or purchase, if any. The following provisions apply to all series of Cleveland Electric Preferred Stock.

     DIVIDEND RIGHTS. The holders of each series of Cleveland Electric Preferred Stock are entitled to receive, out of funds legally available therefor, if declared, dividends in cash at the rate determined for such series and no more, payable on the dates fixed for such series, before any dividends (except as described in the following paragraph) may be paid or any distribution made on the Cleveland Electric Preference Stock or Common Stock or other shares ranking junior to the Cleveland Electric Preferred Stock. Such dividends are cumulative from the dates fixed for the series. No dividends may be paid upon any series of Cleveland Electric Preferred Stock for any dividend period unless at the same time a like proportionate dividend for the dividend periods ending on the same or any earlier date, ratably in proportion to the respective dividend rates fixed therefor, has been paid or declared or set apart on all series of Cleveland Electric Preferred Stock then outstanding and entitled to receive such dividend.

     RESTRICTIONS ON CLEVELAND ELECTRIC PREFERENCE STOCK AND COMMON STOCK. If and so long as there is any arrearage in the payment of dividends on any outstanding Cleveland Electric Preferred Stock or in meeting any sinking fund requirement, no dividend or other distribution may be made in respect of Cleveland Electric Preference Stock or Common Stock or any other shares ranking junior to the Cleveland Electric Preferred Stock (except a dividend or distribution payable in Cleveland Electric Preference Stock or Common Stock, or other shares ranking junior to the Cleveland Electric Preferred Stock).

     LIQUIDATION. Upon voluntary or involuntary liquidation, dissolution or winding up of Cleveland Electric, to the extent assets remain after payment of creditors in full and before any distribution to holders of Cleveland Electric Preference Stock or Common Stock or other shares ranking junior to the Cleveland Electric Preferred Stock, the holders of the Cleveland Electric Preferred Stock are entitled to receive the applicable liquidation price fixed for their respective series, plus an amount equal to dividends accrued to, but excluding, the date of payment thereof, ratably in proportion to their full preferential amounts. The merger or consolidation of Cleveland Electric into or with any other corporation, the merger of any other corporation into it, or the sale, lease or conveyance of all or substantially all the property or business of Cleveland Electric, is not deemed to be a dissolution, liquidation or winding up for this purpose.

     VOTING RIGHTS. The holders of Cleveland Electric Preferred Stock have no voting rights except as required by law and as follows:

          (a) if Cleveland Electric is in default in the payment of the full dividends for a number of dividend payments (whether or not consecutive) which aggregate at least 540 days on any series of Cleveland Electric Preferred Stock, the holders of Cleveland Electric Preferred Stock of all series become entitled to vote as a separate class, at a meeting at which the holders of at least 50% thereof are represented, to elect two directors of Cleveland Electric, in addition to those elected by holders of the Cleveland Electric Common Stock, until all accrued dividends on the Cleveland Electric Preferred Stock have been paid; provided that such special class voting rights will remain vested until all accrued dividends on the Cleveland Electric Preferred Stock are paid, whereupon holders of Cleveland Electric Preferred Stock will be divested of their special class voting rights in subsequent elections of directors;

          (b) the consent of the holders of at least two-thirds of the Cleveland Electric Preferred Stock of all series, voting as a separate class, is necessary (i) to change the Amended Articles or the Regulations of

     Cleveland Electric in a manner adversely affecting the preferences, voting or other rights of the holders of Cleveland Electric Preferred Stock (provided that, if any such change adversely affects less than all series of Cleveland Electric Preferred Stock then outstanding, then only the consent of two-thirds of the Cleveland Electric Preferred Stock so affected is necessary), (ii) to authorize or to increase the authorized amount of any shares or any security convertible into shares, in either case ranking prior to the Cleveland Electric Preferred Stock, or (iii) to purchase or redeem (for sinking fund purposes or otherwise) less than all outstanding Cleveland Electric Preferred Stock (except pursuant to an offer made to all record holders of Cleveland Electric Preferred Stock) when there exists a default in the payment of dividends thereon or in meeting any sinking fund requirement thereof; and

          (c) the consent of the holders of at least a majority of the Cleveland Electric Preferred Stock of all series, voting as a separate class, is necessary (i) for the sale, lease or conveyance of all or substantially all of the property or business of Cleveland Electric, (ii) for the consolidation with or merger of Cleveland Electric into another corporation unless, with certain exceptions, the resulting or surviving corporation has no shares ranking prior to or on a parity with the Cleveland Electric Preferred Stock, or (iii) for the authorization of any shares ranking on a parity with the Cleveland Electric Preferred Stock or an increase in the authorized shares of the Cleveland Electric Preferred Stock.

     REDEMPTION, SINKING FUND AND PURCHASE PROVISIONS. A series of Cleveland Electric Preferred Stock may be redeemed at the option of the Cleveland Electric Board or be subject to a sinking fund or mandatory redemption to the extent provided, if any, in the express terms of such series. Any shares of Cleveland Electric Preferred Stock may be purchased by Cleveland Electric from time to time. See "Voting Rights", above, regarding requirements for the purchase or redemption of Cleveland Electric Preferred Stock while there is an arrearage in the payment of dividends or the meeting of any sinking fund requirement. Cleveland Electric Preferred Stock which has been redeemed or purchased resumes the status of authorized but unissued Cleveland Electric Preferred Stock without serial designation and may be reissued by Cleveland Electric from time to time as Cleveland Electric Preferred Stock of any series, except as may be limited by the express terms of a series.

                    FIRST MORTGAGE AND FIRST MORTGAGE BONDS

     Cleveland Electric has issued bonds under a certain Mortgage and Deed of Trust, dated July 1, 1940, from Cleveland Electric to Guaranty Trust Company of New York as trustee, under which The Chase Manhattan Bank (National Association) is the successor Trustee, ("Cleveland Electric First Mortgage Trustee"), as supplemented and modified by sixty-seven supplemental indentures thereto (collectively, "Cleveland Electric First Mortgage").

     The Cleveland Electric First Mortgage grants a valid and perfected first lien, subject only to certain permitted liens and other encumbrances, on substantially all of the property owned and franchises held by Cleveland Electric, except the following: (a) cash, receivables and contracts not pledged or required to be pledged under the Cleveland Electric First Mortgage and leases in which Cleveland Electric is lessor; (b) securities not specifically pledged or required to be pledged under the Cleveland Electric First Mortgage; (c) property held for consumption in operation or in advance of use for fixed capital purposes or for resale or lease to customers; (d) electric energy and other materials or products produced or purchased by Cleveland Electric for sale, distribution or use in the ordinary conduct of its business; and (e) all the property of any other corporation which may now or hereafter be wholly or substantially wholly owned by Cleveland Electric (Clauses preceding Article I). All property acquired by Cleveland Electric after June 30, 1940, other than the property excepted from the lien of the Cleveland Electric First Mortgage, becomes subject to the lien thereof upon acquisition (Article I and granting and other clauses preceding Article I). Under certain conditions, the Cleveland Electric First Mortgage permits Cleveland Electric to acquire property subject to a lien prior to the lien of the Cleveland Electric First Mortgage (Article
IV).

     Property subject to the lien of the Cleveland Electric First Mortgage will be released from the lien upon the sale or transfer of such property if Cleveland Electric deposits the fair value of the property with the Cleveland Electric First Mortgage Trustee and meets certain other conditions specified in the First Mortgage (Article VII).

Moneys received by the Cleveland Electric First Mortgage Trustee for the release of property will, under certain circumstances, be applied to redeem outstanding Cleveland Electric First Mortgage Bonds, be applied to satisfy other obligations of Cleveland Electric or be paid over to Cleveland Electric from time to time based upon property additions or refundable Cleveland Electric First Mortgage Bonds (Article VIII).

     In the Nineteenth Supplemental Indenture, the Cleveland Electric First Mortgage was modified to permit Cleveland Electric without the vote or consent of the holders of any Cleveland Electric First Mortgage Bonds issued after November 1976 (a) to exclude nuclear fuel from the lien of the Cleveland Electric First Mortgage to the extent not excluded therefrom by its existing provisions and (b) to revise the definition of property additions which can constitute bondable property to include facilities outside the State of Ohio even though they are not physically connected with property of Cleveland Electric in the State of Ohio and to clarify its general scope.

                              SUBORDINATE MORTGAGE

     To secure its obligations under various credit agreements, Cleveland Electric has entered into an Open-End Subordinate Indenture of Mortgage, dated as of June 1, 1994, ("Cleveland Electric Subordinate Mortgage") with Bank One, Columbus, N.A., as Trustee ("Cleveland Electric Subordinate Mortgage Trustee").

     The Cleveland Electric Subordinate Mortgage grants a valid and perfected lien, subject to the lien of the Cleveland Electric First Mortgage and to certain permitted encumbrances, on substantially all property owned and franchises held by Cleveland Electric which are also subject to the lien of the Cleveland Electric First Mortgage. The Cleveland Electric Subordinate Mortgage provides that property subject to the lien of the Cleveland Electric Subordinate Mortgage will be released from such lien if such a release is automatically granted under the Cleveland Electric First Mortgage or upon presentation to the Cleveland Electric Subordinate Mortgage Trustee of documentation demonstrating that the subject property has been released from the lien of the Cleveland Electric First Mortgage. For a discussion of the property subject to the lien of the Cleveland Electric First Mortgage and the method for releasing property from the Cleveland Electric First Mortgage, see "Description of Cleveland Electric Capitalization -- First Mortgage and First Mortgage Bonds".

                  DESCRIPTION OF TOLEDO EDISON CAPITALIZATION

                                    GENERAL

     The authorized capital stock of Toledo Edison currently consists of 80,000,000 shares, consisting of 60,000,000 shares of Toledo Edison Common Stock, $5 par value, 5,000,000 shares of Preference Stock ("Toledo Edison Preference Stock"), $25 Par Value, 12,000,000 shares of Toledo Edison Preferred Stock, $25 Par Value and 3,000,000 shares of Toledo Edison Preferred Stock, $100 Par Value. All of the outstanding shares of Toledo Edison Common Stock are held by Centerior, and no shares of Toledo Edison Preference Stock are outstanding.

                                PREFERRED STOCK

     Shares of Toledo Edison Preferred Stock may be issued from time to time in one or more series, each such series to have such distinctive designation or title as may be fixed by the Toledo Edison Board prior to the issuance of any shares thereof. Each series may differ from each other series already outstanding as may be declared from time to time by the Toledo Edison Board in the following respects: (a) the rate of dividend, dividend payment dates and dates from which dividends are cumulative; (b) the amount per share, if any, which the Preferred Stock shall be entitled to receive upon redemption, liquidation, distribution or sale of assets, dissolution or winding up of Toledo Edison; (c) terms and conditions of conversion, if any; or (d) terms of sinking fund, redemption or purchase, if any. The outstanding series of Toledo Edison Preferred Stock are set forth in Article 2.2 of the Agreement, which is attached hereto as Appendix I and incorporated by reference herein. The following provisions apply to all series of Toledo Edison Preferred Stock.

     DIVIDEND RIGHTS. The holders of each series of Toledo Edison Preferred Stock are entitled to receive, out of funds legally available therefor, if declared, dividends in cash at the rate determined for such series and no more, payable on the dates fixed for such series, before any dividends (except as described in the following paragraph) may be paid or any distribution made on the Toledo Edison Preference Stock or Common Stock. Such dividends are cumulative from the dates fixed for the series.

     RESTRICTIONS ON TOLEDO EDISON PREFERENCE STOCK AND COMMON STOCK. If and so long as there is any arrearage in the payment of dividends on any outstanding Toledo Edison Preferred Stock, no dividend or other distribution may be made in respect of Toledo Edison Preference Stock or Common Stock.

     LIQUIDATION. Upon voluntary or involuntary liquidation, dissolution or winding up of Toledo Edison, to the extent assets remain after payment of creditors in full and before any distribution to holders of Toledo Edison Preference Stock or Common Stock, the holders of the Toledo Edison Preferred Stock are entitled to receive the applicable liquidation price fixed for their respective series, plus an amount equal to dividends accrued to, but excluding, the date of payment thereof, ratably in proportion to their full preferential amounts. The merger or consolidation of Toledo Edison into or with any other corporation, or the sale or transfer of all or substantially all the property of Toledo Edison, is not deemed to be a dissolution, liquidation or winding up for this purpose.

     VOTING RIGHTS. The holders of Toledo Edison Preferred Stock have no voting rights except as required by law and as follows (in the case of the $100 Par Value stock, each share carries one vote; in the case of the $25 Par Value, each share carries one-fourth of one vote):

          (a) if Toledo Edison is in default in the payment of dividends in an amount equivalent to four full quarterly dividends on all shares of Toledo Edison Preferred Stock then outstanding, the holders of Toledo Edison Preferred Stock of all series become entitled to vote as a separate class, at a meeting at which the holders of at least 50% thereof are represented, to elect the smallest number of directors necessary to constitute a majority of the full Toledo Edison Board, until all accrued dividends on the Toledo Edison Preferred Stock have been paid; provided that such special class voting rights will remain vested until all accrued dividends on the Toledo Edison Preferred Stock are paid, whereupon holders of Toledo Edison Preferred Stock will be divested of their special class voting rights in subsequent elections of directors;

          (b) the consent of the holders of at least two-thirds of the Toledo Edison Preferred Stock of all series, voting as a separate class, is necessary (i) to authorize or issue any stock ranking prior to the Toledo Edison Preferred Stock, (ii) to issue additional Toledo Edison Preferred Stock in the event certain income and capitalization requirements are not met, (iii) to authorize or issue any obligation or security convertible into or evidencing the right to purchase shares of Toledo Edison Preferred Stock or any stock ranking prior to or on par with Toledo Edison Preferred Stock, or (iv) to amend the provisions of Article IV of the Toledo Edison Articles of Incorporation so as to affect adversely any of the preferences or other rights given to the Toledo Edison Preferred Stock; and

          (c) the consent of the holders of at least a majority of the Toledo Edison Preferred Stock of all series, voting as a separate class, is necessary (i) for the merger, consolidation or sale of all or substantially all of the property or business of Toledo Edison, unless such merger, consolidation or sale has been ordered, approved or permitted by the SEC under the PUHCA, or (ii) for the authorization of any shares ranking on a parity with the Toledo Edison Preferred Stock or an increase in the authorized shares of the Toledo Edison Preferred Stock.

     REDEMPTION, SINKING FUND AND PURCHASE PROVISIONS. A series of Toledo Edison Preferred Stock may be redeemed at the option of the Toledo Edison Board or be subject to a sinking fund or mandatory redemption to the extent provided, if any, in the express terms of such series.

                    FIRST MORTGAGE AND FIRST MORTGAGE BONDS

     Toledo Edison has issued bonds under a certain Indenture of Mortgage and Deed of Trust, dated as of April 1, 1947, from Toledo Edison to The Chase National Bank of the City of New York (predecessor of The Chase

Manhattan Bank (National Association)), as trustee ("Toledo Edison First Mortgage Trustee"), as supplemented and modified by forty supplemental indentures thereto (collectively, "Toledo Edison First Mortgage").

     The Toledo Edison First Mortgage grants a valid and perfected first lien, subject only to certain permitted encumbrances, on substantially all the property owned and franchises held by Toledo Edison, except the following: (a) cash, receivables, contracts and leases in which Toledo Edison is lessor; (b) securities not specifically pledged or required to be pledged under the Toledo Edison First Mortgage; (c) property held for sale or lease to customers or consumable in Toledo Edison's operations; (d) transportation equipment; and (e) certain parcels of real estate held for disposition. All property acquired by Toledo Edison after April 1, 1947 of the character initially subjected to the lien of the Toledo Edison First Mortgage becomes subject to the lien of the Toledo Edison First Mortgage upon acquisition (Granting and other clauses preceding Article 1). Under certain conditions, the Toledo Edison First Mortgage permits Toledo Edison to acquire property subject to a lien prior to the lien of the Toledo Edison First Mortgage (Article 4).

     The Toledo Edison First Mortgage provides that property subject to the lien of the Toledo Edison First Mortgage may be released from such lien under certain circumstances. The following will be automatically released upon disposition by Toledo Edison: (a) equipment which has become unnecessary for use; (b) property which has been abandoned and the operation of which has become discontinued; (c) rights under any leases, rights-of-way, contracts, franchises, licenses, authority or permit; (d) real estate used solely for right-of-way if an easement over such real estate is retained; and (e) real estate, the value of which together with the value of all other real estate released in this manner within the preceding twelve months does not exceed $25,000. Other property will be released upon disposition by Toledo Edison subject to Toledo Edison's presentation to the Toledo Edison First Mortgage Trustee of documentation that the value received for the property equals or exceeds the fair value of such property and that all conditions contained in the Toledo Edison First Mortgage relating to the release of property have been complied with. Proceeds of the sale of any property subject to the lien of the Toledo Edison First Mortgage must be deposited with the Toledo Edison First Mortgage Trustee and may be withdrawn by Toledo Edison based upon property additions or refundable Toledo Edison First Mortgage Bonds, may be applied to the redemption of outstanding Toledo Edison First Mortgage Bonds or may be applied to pay federal or state taxes incurred by Toledo Edison as a result of such sale.

                              SUBORDINATE MORTGAGE

     To secure its obligations under various credit agreements, Toledo Edison has entered into an Open-End Subordinate Indenture of Mortgage, dated as of June 1, 1994, ("Toledo Edison Subordinate Mortgage") with Bank One, Columbus, N.A., as Trustee ("Toledo Edison Subordinate Mortgage Trustee").

     The Toledo Edison Subordinate Mortgage grants a valid and perfected lien, subject to the lien of the Toledo Edison First Mortgage and to certain permitted encumbrances, on substantially all property owned and franchises held by Toledo Edison which are also subject to the lien of the Toledo Edison First Mortgage. The Toledo Edison Subordinate Mortgage provides that property subject to the lien of the Toledo Edison Subordinate Mortgage will be released from such lien if such a release is automatically granted under the Toledo Edison First Mortgage or upon presentation to the Toledo Edison Subordinate Mortgage Trustee of documentation demonstrating that the subject property has been released from the lien of the Toledo Edison First Mortgage. For a discussion of the property subject to the lien of the Toledo Edison First Mortgage and the method for releasing property from the Toledo Edison First Mortgage, see "Description of Toledo Edison Capitalization -- First Mortgage and First Mortgage Bonds".

                             SURVIVING CORPORATION
                            SECURED DEBT OBLIGATIONS

     As a result of the Merger, Cleveland Electric will acquire all of the assets of Toledo Edison, including property subject to the lien of the Toledo Edison First Mortgage, which at the time of the Merger will be subject to the lien of the Cleveland Electric First Mortgage and the Cleveland Electric Subordinate Mortgage. The liens of the Cleveland Electric First Mortgage and the Cleveland Electric Subordinate Mortgage will be junior to the lien of the Toledo Edison First Mortgage on the property subject to the lien of the Toledo Edison First Mortgage.

     After the Merger, the only assets of Cleveland Electric which will be subject to the liens of the Toledo Edison First Mortgage and the Toledo Edison Subordinate Mortgage will be the property subject to the lien of the Toledo Edison First Mortgage at the time of the Merger and properties thereafter acquired by Cleveland Electric which are used in connection with or are appertaining to such property. The liens of the Cleveland Electric First Mortgage and the Cleveland Electric Subordinate Mortgage will, after the Merger, continue to be liens on substantially all of the fixed properties and franchises of Cleveland Electric.

     Cleveland Electric expects that it will, after the Merger, enter into a new indenture ("New Indenture") which will prohibit the issuance of any bonds under the Toledo Edison First Mortgage or the Cleveland Electric First Mortgage, except to the trustee under the New Indenture in the same principal amount as, and as the basis for the issuance of,bonds issued by Cleveland Electric under the New Indenture. The New Indenture trustee will hold such Toledo Edison First Mortgage Bonds and Cleveland Electric First Mortgage Bonds for the benefit of the holders of the New Indenture bonds, which are thus expected to be rated the same as the Toledo Edison First Mortgage Bonds and the Cleveland Electric First Mortgage Bonds.

     A substantial portion of the properties owned by Cleveland Electric after the Merger, will be subject to the lien of the New Indenture, and such lien will be junior to the liens of the Cleveland Electric First Mortgage and the Toledo Edison First Mortgage, but senior to the liens of the Cleveland Electric Subordinate Mortgage and the Toledo Edison Subordinate Mortgage.

     At such time as the New Indenture trustee holds all of the outstanding bonds issued under the Cleveland Electric First Mortgage and the Toledo Edison First Mortgage, such bonds will be canceled, the indenture under which such bonds were issued will be discharged, and the lien of the New Indenture will become a first mortgage lien on the properties which were subject to the first mortgage lien of the discharged indenture.

                                 LEGAL OPINIONS

     Legality of the Cleveland Electric Preferred Stock issued pursuant to the Registration Statement will be passed upon for Cleveland Electric by Terrence G. Linnert or Kevin P. Murphy, counsel for Cleveland Electric.

                                    EXPERTS

     The statements as to matters of law and legal conclusions under the headings "General Regulation", "Environmental Regulation", "Electric Rates", "Title to Property" and "Legal Proceedings" in the Form
10-K, and under the headings "Description of Cleveland Electric Preferred Stock", "Indemnification of Cleveland Electric's Directors and Officers" and "Tax Consequences" in the Registration Statement are made on the authority of Fred J. Lange, Jr., Terrence G. Linnert or Kevin P. Murphy, as an expert.

     The audited financial statements and schedules of Cleveland Electric and Toledo Edison included in the Form 10-K and incorporated by reference in this Joint Proxy Statement and Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their respective reports thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving such reports. Reference is made to each said report which includes an explanatory paragraph that describes changes in the methods of accounting for nuclear plant depreciation in 1991 and for postretirement benefits other than pensions in 1993, as discussed in Notes 1 and 9 to the financial statements of both Cleveland Electric and Toledo Edison.

                          PROXY SOLICITATION EXPENSES

     Under the Agreement, all costs and expenses incurred in connection with the Merger, including the expenses of printing this Joint Proxy Statement and Prospectus, the expenses of printing and filing the related Registration Statement and the expenses of soliciting proxies from Cleveland Electric and Toledo Edison Preferred Stock Share Owners, are to be shared equally by Cleveland Electric and Toledo Edison.

         INDEMNIFICATION OF CLEVELAND ELECTRIC'S OFFICERS AND DIRECTORS

     Cleveland Electric Regulations provide that each person who is or has been a director or officer of Cleveland Electric shall be indemnified by Cleveland Electric against judgments, penalties, reasonable settlements, legal fees and expenses arising out of any threatened, pending or completed proceedings of a criminal, administrative or investigative nature in which he or she may become involved by reason of his or her relationship to Cleveland Electric (other than a proceeding by or on behalf of Cleveland Electric), but only if he or she is found, by the disinterested members of the Cleveland Electric Board, by independent counsel or by the Share Owners, (a) to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Cleveland Electric and (b) in the case of a criminal matter, to have had no reasonable cause to believe his or her conduct was unlawful.

     In the case of actions brought by or on behalf of Cleveland Electric against a director or officer, indemnification is provided only for reasonable legal fees and expenses and only if it is determined that he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Cleveland Electric; but if he or she is adjudged to be liable due to negligence or misconduct, indemnification is provided only if an appropriate court determines that indemnification is fair and reasonable under the circumstances.

     Similar indemnification also may be made available by Cleveland Electric to its directors and officers, and to a limited extent may be available as a matter of right to such persons, under Section 1701.13 of the Revised Code of Ohio.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Cleveland Electric pursuant to the foregoing provisions, Cleveland Electric has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     In the event that a claim for indemnification against liabilities described in the preceding paragraph (other than the payment by Cleveland Electric of expenses incurred or paid by a director, officer or controlling person of Cleveland Electric in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person, Cleveland Electric will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Cleveland Electric maintains and pays the premium on contracts insuring Cleveland Electric (with certain exclusions) against any liability to directors and officers it may incur under the above indemnity provisions and insuring each director and officer of Cleveland Electric (with certain exclusions) against liability and expense, including legal fees, which he or she may incur by reason of his or her relationship to Cleveland Electric, even if Cleveland Electric does not have the obligation or right to indemnify him or her against such liability or expense.

                              INDEX TO APPENDICES
APPENDIX I -- AGREEMENT OF MERGER
              EXHIBIT A -- CERTIFICATE OF MERGER
              EXHIBIT B -- PROPOSED AMENDED ARTICLES OF CLEVELAND ELECTRIC

APPENDIX II -- OHIO STATUTORY DISSENTERS' RIGHTS

                                                                      APPENDIX I

                              AGREEMENT OF MERGER

                                 BY AND BETWEEN

                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                      AND

                           THE TOLEDO EDISON COMPANY

                           DATED AS OF APRIL 12, 1994

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
ARTICLE I         THE MERGER...........................................................  110
     Section 1.1  The Merger...........................................................  110
     Section 1.2  Effective Time of the Merger.........................................  110
     Section 1.3  Amended Articles of Incorporation....................................  110
     Section 1.4  Regulations..........................................................  110
ARTICLE II        CONVERSION OF SHARES.................................................  110
     Section 2.1  Effect of Merger on CEI Shares.......................................  110
     Section 2.2  Conversion of TE Shares in the Merger................................  111
     Section 2.3  Surviving Corporation to Make Certificates Available.................  112
     Section 2.4  Dividends............................................................  112
     Section 2.5  Closing of TE Transfer Books.........................................  112
     Section 2.6  Dissenting Shares....................................................  112
ARTICLE III       THE CLOSING..........................................................  113
     Section 3.1  Closing..............................................................  113
ARTICLE IV        ADDITIONAL AGREEMENTS................................................  113
     Section 4.1  Joint Proxy Statement and Registration Statement.....................  113
     Section 4.2  Approvals and Consents...............................................  114
                  Approval of TE Preferred Stockholders; Approval of CEI Preferred
     Section 4.3  Stockholders.........................................................  114
     Section 4.4  Public Announcements.................................................  115
     Section 4.5  Employee Benefits and Related Matters; Certain Employee Agreements...  115
     Section 4.6  Expenses.............................................................  115
ARTICLE V         CONDITIONS...........................................................  115
     Section 5.1  Conditions to Each Party's Obligation to Effect the Merger...........  115
     Section 5.2  Conditions to Obligation of TE to Effect the Merger..................  115
     Section 5.3  Conditions to Obligations of CEI to Effect the Merger................  116
ARTICLE VI        TERMINATION, AMENDMENT AND WAIVER....................................  116
     Section 6.1  Termination..........................................................  116
     Section 6.2  Effect of Termination................................................  117
     Section 6.3  Amendment............................................................  117
     Section 6.4  Waiver...............................................................  117
ARTICLE VII       GENERAL PROVISIONS...................................................  117
     Section 7.1  Non-Survival of Agreements...........................................  117
     Section 7.2  Brokers..............................................................  117
     Section 7.3  Notices..............................................................  117
     Section 7.4  Miscellaneous........................................................  118
     Section 7.5  Interpretation.......................................................  118
     Section 7.6  Counterparts; Effect.................................................  118
     Section 7.7  Parties in Interest..................................................  118
Appendix  I -- Glossary of Defined Terms...............................................  119
Exhibit  A -- Certificate of Merger....................................................  121
Exhibit  B -- Proposed Amended Articles of Incorporation of Surviving Corporation......  122

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                              AGREEMENT OF MERGER

     AGREEMENT OF MERGER, dated as of April 12, 1994, (this "Agreement"), by and between The Cleveland Electric Illuminating Company, an Ohio corporation ("CEI"), and The Toledo Edison Company, an Ohio corporation ("TE"). CEI and TE are each wholly owned subsidiaries of Centerior Energy Corporation, an Ohio corporation ("CEC").

                                    RECITALS

     The parties desire that TE be merged with and into CEI upon the terms and conditions contained herein. The boards of directors of each of CEI, TE and CEC deem the merger advisable and in the best interests of each of CEI, TE and CEC, the boards of directors of each of CEI, TE and CEC have adopted resolutions approving this Agreement and the transactions contemplated hereby, the board of directors of TE has directed that this Agreement be submitted for consideration at a meeting of the preferred shareholders of TE, and the board of directors of CEI has directed that the Amended Articles of Incorporation of Surviving Corporation, as set forth in Exhibit B hereto, be submitted for consideration at a meeting of the preferred shareholders of CEI.

     Unless the context shall otherwise require, capitalized terms used herein shall have the meanings assigned thereto in Appendix I hereto.

     In consideration of the mutual premises and the covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, TE shall be merged with and into CEI (the "Merger"). The separate existence and corporate organization of TE shall thereupon cease and CEI and TE shall thereupon be a single corporation. CEI shall be the surviving corporation in the Merger (the "Surviving Corporation") and shall continue its existence under the provisions of the Ohio General Corporation Law (the "OGCL").

     Section 1.2 Effective Time of the Merger. On the Closing Date (as defined in Section 3.1 hereof), a certificate of merger substantially in the form of Exhibit A (the "Certificate of Merger") shall be executed by CEI and TE and shall be filed with the Secretary of State of the State of Ohio. The Merger shall become effective at such time as the Certificate of Merger is filed with the Secretary of State of the State of Ohio, such time being herein called the "Effective Time."

     Section 1.3 Amended Articles of Incorporation. The Amended Articles of Incorporation of CEI as in effect immediately prior to the Effective Time shall be replaced by the proposed Amended Articles of Incorporation of the Surviving Corporation, as set forth in Exhibit B hereto, from and after the Effective Time until amended as provided by law.

     Section 1.4 Regulations. Regulations of CEI as in effect immediately prior to the Effective Time shall be and remain the Regulations of the Surviving Corporation from and after the Effective Time until amended as provided by law.

                                   ARTICLE II

                              CONVERSION OF SHARES

     Section 2.1 Effect of Merger on CEI Shares. At the Effective Time, each share of CEI Common Stock without par value (the "CEI Common Stock"), issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding as one share of common stock, without par value (the "Surviving Corporation Common Stock"), of the Surviving Corporation.

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

     At the Effective Time, each share of CEI Serial Preferred Stock without par value (the "CEI Preferred Stock") issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding as one share of preferred stock without par value (the "Surviving Corporation Preferred Stock") of the Surviving Corporation, with the same express terms as were applicable to each such share prior to the Effective Time.

     Section 2.2 Conversion of TE Shares in the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any share of capital stock of TE:

          (a) each share of Common Stock, $5.00 par value (the "TE Common Stock") of TE, issued and outstanding shall be converted into one one-hundredth of one share (.01) of Surviving Corporation Common Stock;

          (b) each share of Cumulative Preferred Stock with par value of one hundred dollars ($100) per share (the "TE $100 Preferred Stock") of TE, of each of the respective series indicated below, issued and outstanding shall be converted into one share of Surviving Corporation Preferred Stock of the respective series indicated below (series references to the series of Surviving Corporation Preferred Stock refer to the series set forth in Exhibit B hereto):

             (i) 4 1/4% Cumulative Preferred Stock ($100 par value) series into Serial Preferred Stock, $4.25 Series U;

             (ii) 4.56% Cumulative Preferred Stock ($100 par value) series into Serial Preferred Stock, $4.56 Series V;

             (iii) 4.25% Cumulative Preferred Stock ($100 par value) series into Serial Preferred Stock, $4.25 Series W;

             (iv) 8.32% Cumulative Preferred Stock ($100 par value) series into Serial Preferred Stock, $8.32 Series X;

             (v) 7.76% Cumulative Preferred Stock ($100 par value) series into Serial Preferred Stock, $7.76 Series Y;

             (vi) 7.80% Cumulative Preferred Stock ($100 par value) series into Serial Preferred Stock, $7.80 Series Z;

             (vii) 10% Cumulative Preferred Stock ($100 par value) series into Serial Preferred Stock, $10.00 Series AA;

             (viii) 9 3/8% Cumulative Preferred Stock ($100 par value) series into Serial Preferred Stock, $9.375 Series BB;

          (c) each share of Cumulative Preferred Stock of the par value of twenty-five dollars ($25) per share (the "TE $25 Preferred Stock") of TE, of each of the respective series indicated below, issued and outstanding shall be converted into one-fourth of a share of Surviving Corporation Preferred Stock of the respective series indicated below (series references to the series of Surviving Corporation Preferred Stock refer to the series set forth in Exhibit B hereto):

             (i) 8.84% Cumulative Preferred Stock ($25 par value) series into Serial Preferred Stock, $8.84 Series CC;

             (ii) $2.365 Cumulative Preferred Stock ($25 par value) series into Serial Preferred Stock, $9.46 Series DD;

             (iii) Adjustable Rate Preferred Stock, Series A ($25 par value) into Serial Preferred Stock, Adjustable Rate Series EE;

             (iv) Adjustable Rate Preferred Stock, Series B ($25 par value) into Serial Preferred Stock, Adjustable Rate Series FF; and

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

             (v) $2.81 Cumulative Preferred Stock ($25 par value) series into Serial Preferred Stock, $11.24 Series GG.

          (d) The TE $100 Preferred Stock and the TE $25 Preferred Stock are sometimes collectively referred to herein as the "TE Preferred Stock."

     Section 2.3 Surviving Corporation to Make Certificates Available. (a) As soon as practicable after the Effective Time, each holder of shares of TE Preferred Stock converted into shares of Surviving Corporation Preferred Stock pursuant to Section 2.2(b) or 2.2(c), upon surrender to the Exchange Agent of one or more certificates for such shares of TE Preferred Stock will be entitled to receive a certificate representing that number of shares of Surviving Corporation Preferred Stock of the series as set forth in Section 2.2(b) or 2.2(c) to be issued in respect of the aggregate number of such shares of TE Preferred Stock previously represented by the stock certificates surrendered. Notwithstanding any other provision hereof, no fractional shares of Surviving Corporation Preferred Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued, and no right to receive cash in lieu thereof shall entitle the holder thereof to any voting or other rights of a holder of fractional share interests. If a stockholder would otherwise be entitled to a fractional share, such stockholder shall be entitled, after the later of the Effective Time and the surrender of such stockholder's Certificate or Certificates which represent such shares of TE Preferred Stock, to receive from the Surviving Corporation an amount in cash in lieu of such fractional share, based on the fair market value thereof as of the Effective Time. The Surviving Corporation will make available to the Exchange Agent, as required, cash necessary for this purpose. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of TE Preferred Stock for any Surviving Corporation Preferred Stock or dividends thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (b) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates that immediately prior to the Effective Time represented outstanding shares of TE Preferred Stock (the "Certificates") (i) a form letter of transmittal (which shall specify that delivery shall be effective, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates.

     (c) The cash paid and shares of Surviving Corporation Preferred Stock issued upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such shares of TE Preferred Stock.

     (d) Any Surviving Corporation Preferred Stock certificates delivered or made available to the Exchange Agent pursuant to this Section 2.3 and not exchanged for Certificates within one year after the Effective Time pursuant to this Section 2.3 shall be returned by the Exchange Agent to the Surviving Corporation which shall thereafter act as Exchange Agent subject to the rights of holders of unsurrendered Certificates under this Article II. Notwithstanding the foregoing, neither CEI, TE, the Surviving Corporation, the Exchange Agent nor any other party hereto shall be liable to a holder of TE Preferred Stock for any Surviving Corporation Preferred Stock, or dividends or distributions thereon, delivered to a public official pursuant to any applicable abandoned property, escheat, or similar law.

     Section 2.4 Dividends. After the Effective Time and pending the surrender and exchange of shares of TE Preferred Stock for shares of Surviving Corporation Preferred Stock pursuant to Section 2.3, each Certificate or Certificates shall be deemed for all corporate purposes, including the payment of dividends, to evidence the number of whole shares of Surviving Corporation Preferred Stock into which such shares of TE Preferred Stock shall have been converted by the Merger.

     Section 2.5. Closing of TE Transfer Books. At the Effective Time the Preferred Stock transfer books of TE shall be closed and no transfer of TE Preferred Stock shall thereafter be made. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for certificates representing whole shares of Surviving Corporation Preferred Stock and cash as provided in this Article II.

     Section 2.6 Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, in the event appraisal rights are available to holders of TE Preferred Stock or to holders of CEI Preferred Stock pursuant to the OGCL, any Shares held by a person who objects to the proposal to adopt this Agreement (in the

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

case of TE) or who objects to the proposal to adopt the Amended Articles of Incorporation of the Surviving Corporation (in the case of CEI), whose Shares either were not entitled to vote or were not voted in favor of the proposal to adopt this Agreement (in the case of TE) or the proposal to adopt the Amended Articles of Incorporation of the Surviving Corporation (in the case of CEI) and who complies with all of the provisions of the OGCL concerning the rights of such person to dissent from such proposals and to require appraisal of such person's Shares ("Dissenting Shares") shall not be converted pursuant to Section 2.2, or remain outstanding pursuant to Section 2.1, but shall become the right to receive such consideration as may be determined to be due to the holder of such Dissenting Shares pursuant to the OGCL, including, if applicable, any costs determined to be payable by the Surviving Corporation to the holders of Dissenting Shares in accordance with the OGCL; provided, however, that each Dissenting Share held by a person at the Effective Time who shall, after the Effective Time, withdraw the demand for appraisal or lose the right of appraisal, in either case pursuant to the OGCL, shall be deemed to be converted (or to remain outstanding, as the case may be) as of the Effective Time, as set forth in Section 2.2 or Section 2.1, for whole shares of the same class and series and cash for any fractional share, without any interest thereon.

                                  ARTICLE III

                                  THE CLOSING

     Section 3.1 Closing. The closing (the "Closing") of the Merger shall take place at the offices of CEC, 6200 Oak Tree Boulevard, Independence, Ohio 44131 at 10:00 A.M., local time, on the second business day immediately following the date on which the last of the conditions set forth in Article V hereof is fulfilled or waived, or at such other time and date and place as TE, CEC and CEI shall mutually agree (the "Closing Date").

                                   ARTICLE IV

                             ADDITIONAL AGREEMENTS

     Section 4.1 Joint Proxy Statement and Registration Statement. (a) CEI and TE will prepare and file with the SEC as soon as reasonably practicable after the date hereof (i) a Registration Statement on Form S-4 to be filed under the Securities Act by CEI in connection with the Merger for purposes of registering the shares of Surviving Corporation Preferred Stock to be issued in the Merger pursuant to Article II hereof (the "Registration Statement") and (ii) a joint proxy statement to be filed under the Exchange Act by CEI and TE and to be distributed by CEI and TE, respectively, in connection with the CEI Stockholders' Approval and the TE Stockholders' Approval (the "Joint Proxy Statement" and, together with the Registration Statement, the "Joint Proxy Statement and Registration Statement"). CEI and TE shall use reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing. CEI and TE shall also take such action as may be reasonably required to cause the shares of Surviving Corporation Preferred Stock issuable pursuant to the Merger to be registered or to obtain an exemption from registration under applicable state "blue sky" or securities laws; provided, however, that neither CEI nor TE shall be required to register or qualify as a foreign corporation or to take other action which would subject it to service of process in any jurisdiction where it is not presently so subject. CEI will furnish to TE and TE shall furnish to CEI all information concerning itself as each such other party or its counsel may reasonably request and which is required or customary for inclusion in the Joint Proxy Statement and Registration Statement. CEI shall use reasonable efforts to cause the shares of Surviving Corporation Preferred Stock issuable in the Merger upon conversion of TE Preferred Stock to be listed on the New York Stock Exchange, with respect to those series of Surviving Corporation Preferred Stock issued upon conversion of a series of TE Preferred Stock that was listed on a stock exchange.

     (b) CEI covenants to TE that the Joint Proxy Statement and Registration Statement (i) will comply in all material respects with the applicable provisions of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder and (ii) will not at the respective times such documents are filed with the SEC, and, in the case of the Joint Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Joint Proxy Statement and any amendments thereof or supplements thereto, and at the time of

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

the meetings of stockholders of CEI and TE to be held in connection with the transactions contemplated by this Agreement, and, in the case of the Registration Statement and any amendment thereof or any supplement thereto, at all times after it becomes effective under the Securities Act and until the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or necessary to correct any statement in any earlier filing with the SEC of such Joint Proxy Statement and Registration Statement or any amendment thereof or any supplement thereto or any earlier communication (including the Joint Proxy Statement and Registration Statement) to stockholders of CEI or TE with respect to the transactions contemplated by this Agreement; provided, that no covenant or agreement is made by CEI with respect to information supplied by TE for inclusion in the Joint Proxy Statement and Registration Statement.

     (c) TE covenants to CEI that the Joint Proxy Statement and Registration Statement (i) will comply in all material respects with the applicable provisions of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder and (ii) will not at the respective times such documents are filed with the SEC, and, in the case of the Joint Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Joint Proxy Statement and any amendments thereof or supplements thereto, and at the time of the meetings of stockholders of CEI and TE to be held in connection with the transactions contemplated by this Agreement, and, in the case of the Registration Statement and any amendment thereof or any supplement thereto, at all times after it becomes effective under the Securities Act and until the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or necessary to correct any statement in any earlier filing with the SEC of such Joint Proxy Statement and Registration Statement or any amendment thereof or any supplement thereto or any earlier communication (including the Joint Proxy Statement and Registration Statement) to stockholders of CEI or TE with respect to the transactions contemplated by this Agreement; provided, that no covenant or agreement is made by TE with respect to information supplied by CEI for inclusion in the Joint Proxy Statement and Registration Statement.

     Section 4.2 Approvals and Consents. CEI and TE each shall cooperate with each other and use their reasonable efforts to promptly prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to use commercially reasonable efforts to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies necessary or advisable to consummate the transactions contemplated by this Agreement, including, without limitation, the CEI Required Statutory Approvals and the TE Required Statutory Approvals.

     Section 4.3 Approval of TE Preferred Stockholders; Approval of CEI Preferred Stockholders. (a) TE shall as soon as reasonably practicable (i) take all steps necessary duly to call, give notice of, convene and hold a special meeting of holders of TE Preferred Stock (the "TE Special Meeting") (A) for the purpose of adopting this Agreement (the "TE Stockholders' Approval") and (B) for such other purposes as may be necessary or desirable, (ii) distribute to holders of TE Preferred Stock the Joint Proxy Statement in accordance with applicable Federal and state law and with its Amended Articles of Incorporation and Code of Regulations, (iii) recommend to holders of TE Preferred Stock the adoption of this Agreement and such other matters as may be submitted to such stockholders in connection with this Agreement and (iv) cooperate and consult with CEI with respect to each of the foregoing matters.

     (b) CEI shall as soon as reasonably practicable (i) take all steps necessary to call, give notice of, convene and hold a special meeting of holders of CEI Preferred Stock (the "CEI Special Meeting") (A) for the purpose of adopting the Amended Articles of Incorporation of the Surviving Corporation in the form set forth in Exhibit B hereto (the "CEI Stockholders' Approval"), and
(B) for such other purposes as may be necessary or desirable, (ii) distribute to holders of CEI Preferred Stock the Joint Proxy Statement in accordance with applicable Federal and state law and its Amended Articles of Incorporation and Regulations, (iii) recommend to holders of CEI Preferred Stock the adoption of the Amended Articles of Incorporation of the Surviving Corporation and such other matters as may be submitted to such stockholders in connection with this Agreement, (iv) cooperate and consult with TE with respect to each of the foregoing matters and (v) in the event such Amended Articles of Incorporation are adopted by the requisite vote of holders of CEI Preferred Stock, file such Amended Articles of Incorporation in order to permit it to consummate the transactions contemplated hereby.

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     Section 4.4  Public Announcements. Subject to each party's disclosure obligations imposed by law, CEI and TE will cooperate with each other and with CEC in the development and distribution of all news releases and other public information disclosures with respect to this Agreement or any of the transactions contemplated hereby and shall not issue any public announcement or statement prior to consultation with the other party and with CEC.

     Section 4.5 Employee Benefits and Related Matters; Certain Employee Agreements. CEI hereby unconditionally agrees to honor, without modification, offset or counterclaim, all contracts, agreements, collective bargaining agreements and commitments of TE authorized by TE prior to the Effective Time which apply to any current or former employee or current or former director of TE; provided, however, that this undertaking is not intended to prevent the Surviving Corporation from enforcing such contracts, agreements, collective bargaining agreements and commitments in accordance with their terms.

     Section 4.6 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be shared equally by CEI and TE.

                                   ARTICLE V

                                   CONDITIONS

     Section 5.1  Conditions to Each Party's Obligation to Effect the
Merger. The respective obligations of each party to effect the Merger shall be subject to the following conditions, except, to the extent permitted by applicable law, as such conditions may be waived in writing pursuant to Section
6.4 by the joint action of the parties hereto:

          (a) this Agreement having been adopted by the requisite vote of the holders of the TE Preferred Stock required under the OGCL and TE's Amended Articles of Incorporation;

          (b) the Amended Articles of Incorporation of the Surviving Corporation in the form set forth in Exhibit B hereto (the "Articles Amendment") having been adopted by the requisite vote of the holders of shares of CEI Preferred Stock under the OGCL and CEI's Amended Articles of Incorporation;

          (c) a Certificate of Amended Articles of Incorporation of the Surviving Corporation, effectuating the Articles Amendment under the applicable requirements of the OGCL, having been filed with the Secretary of State of the State of Ohio;

          (d) no preliminary or permanent injunction or other order by any Federal or state court preventing consummation of the Merger having been issued and continuing in effect, and the Merger and the other transactions contemplated hereby not being prohibited under any applicable Federal or state law or regulation;

          (e) the Registration Statement having become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness having been issued and remaining in effect; and

          (f) the shares of Surviving Corporation Preferred Stock issuable pursuant to Article II hereof in the Merger having been approved for listing on the New York Stock Exchange to the extent contemplated by the terms of this Agreement.

     The parties mutually recognize and acknowledge that at the time of execution of this Agreement, this Agreement and all transactions contemplated hereby, including approval of the Articles Amendment, have been adopted by CEC as the sole holder of CEI Common Stock and TE Common Stock.

     Section 5.2 Conditions to Obligation of TE to Effect the Merger. The obligation of TE to effect the Merger shall be further subject to the fulfillment at or prior to the Effective Time of the following conditions, except, to the extent permitted by applicable law, as may be waived by TE in writing pursuant to Section 6.4:

          (a) CEI having performed in all material respects its agreements and covenants contained in or contemplated by this Agreement required to be performed at or prior to the Effective Time;

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          (b) all actions required to be taken by, or on the part of, CEI to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby having been duly and validly taken by the board of directors and stockholders of CEI, and TE having received certified copies of the resolutions evidencing such authorizations;

          (c) the CEI Required Statutory Approvals having been obtained at or prior to the Effective Time and all filings, registrations, applications, designations and declarations required prior to the Effective Time in connection with the consummation of the Merger and such transactions having been made or effected at or prior to the Effective Time;

          (d) the CEI Required Statutory Approvals and the TE Required Statutory Approvals having become Final Orders (as defined below) unless such Final Order shall impose any term or condition on the Surviving Corporation which shall cause a material adverse change to the business, operations or prospects of the Surviving Corporation. A "Final Order" means action by the relevant regulatory authority which has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by law before the transactions contemplated hereby may be consummated has expired, and as to which all conditions to the consummation of such transactions prescribed by law, regulation or order have been satisfied.

     Section 5.3 Conditions to Obligations of CEI to Effect the Merger. The obligation of CEI to effect the Merger shall be further subject to the fulfillment at or prior to the Effective Time of the following conditions, except, to the extent permitted by applicable law, as may be waived by CEI in writing pursuant to Section 6.4:

          (a) TE having performed in all material respects its agreements and covenants contained in or contemplated by this Agreement required to be performed at or prior to the Effective Time;

          (b) all action required to be taken by, or on the part of, TE to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby having been duly and validly taken by the board of directors and stockholders of TE, and CEI having received certified copies of the resolutions evidencing such authorizations;

          (c) the TE Required Statutory Approvals having been obtained at or prior to the Effective Time, and all filings, registrations, applications, designations and declarations required prior to the Effective Time in connection with the consummation of the Merger and such transactions having been made or effected at or prior to the Effective Time;

          (d) the CEI Required Statutory Approvals and the TE Required Statutory Approvals having become Final Orders unless such Final Order shall impose any term or condition on the Surviving Corporation which shall cause a material adverse change to the business, operations or prospects of the Surviving Corporation.

                                   ARTICLE VI

                       TERMINATION, AMENDMENT AND WAIVER

     Section 6.1 Termination. This Agreement may be terminated at any time prior to the Closing Date, whether before or after adoption of this Agreement by the holders of TE Preferred Stock and adoption of the Articles Amendment by the holders of CEI Preferred Stock contemplated by this Agreement:

          (a) by mutual written consent of the boards of directors of CEI and TE; or

          (b) by CEI, by written notice to TE, if:

             (i) there shall have been any material breach of any covenant or agreement of TE hereunder and such breach shall not have been remedied within ten days after receipt by TE of notice in writing from CEI, specifying the nature of such breach and requesting that it be remedied; or

             (ii) the board of directors of TE shall withdraw or modify in any manner adverse to CEI its approval or recommendation of this Agreement or the Merger; or

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          (c) by TE, by written notice to CEI, if:

             (i) there shall have been any material breach of any covenant or agreement of CEI hereunder and such breach shall not have been remedied within ten days after receipt by CEI of notice in writing from TE, specifying the nature of such breach and requesting that it be remedied; or

             (ii) the board of directors of CEI shall withdraw or modify in any manner adverse to TE its approval or recommendation of this Agreement or the Merger.

     Section 6.2 Effect of Termination. In the event of termination of this Agreement by either CEI or TE, as provided in Section 6.1, there shall be no liability on the part of either CEI or TE or their respective officers or directors hereunder, except that Section 4.6 shall survive the termination.

     Section 6.3 Amendment. This Agreement may be amended by the parties hereto, at any time before or after adoption hereof by the holders of TE Preferred Stock and adoption of the Articles Amendment by the holders of CEI Preferred Stock, but after such approvals, no such amendment shall (i) alter or change the amount or kind of shares, cash or rights or any of the proceedings of the exchange and/or conversion, (ii) alter or change any of the terms and conditions of this Agreement if any of the alterations or changes, alone or in the aggregate, would materially adversely affect the holders of any class or series of Shares, or (iii) alter or change any term of the Amended Articles of Incorporation of the Surviving Corporation, except for alterations or changes that could otherwise be adopted by the directors of the Surviving Corporation, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 6.4 Waiver. At any time prior to the Effective Time, one party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto and (b) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VII

                               GENERAL PROVISIONS

     Section 7.1 Non-Survival of Agreements. All agreements in this Agreement shall not survive the Merger, except as otherwise provided in this Agreement and except for the agreements contained in Article II and Section 4.5 hereof.

     Section 7.2 Brokers. CEI represents and warrants that no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of CEI. TE represents and warrants that no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of TE.

     Section 7.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if (i) delivered personally, or (ii) sent by reputable overnight courier service, or (iii) telecopied (which is confirmed), or (iv) five days after being mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a) If to CEI, to:

               6200 Oak Tree Boulevard
               Independence, Ohio 44131
               Attention: E. Lyle Pepin
                          Telephone: (216) 447-2300
                          Telecopy: (216) 447-3240

          With a copy to:

               Kevin P. Murphy, Senior Counsel
               6200 Oak Tree Boulevard
               Independence, Ohio 44131
               Telephone: (216) 447-3251
               Telecopy: (216) 447-2592

          (b) If to TE, to:

               6200 Oak Tree Boulevard
               Independence, Ohio 44131
               Attention: E. Lyle Pepin
                          Telephone: (216) 447-2300
                          Telecopy: (216) 447-3240

          With a copy to:

               Bruce T. Rosenbaum, Counsel
               6200 Oak Tree Boulevard
               Independence, Ohio 44131
               Telephone: (216) 447-3207
               Telecopy: (216) 447-2592

     Section 7.4 Miscellaneous. This Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them with respect to the subject matter hereof; (b) shall not be assigned by operation of law or otherwise; and (c) shall be governed by and construed in accordance with the laws of the State of Ohio (without giving effect to its rules or principles of conflicts of law).

     Section 7.5 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     Section 7.6 Counterparts; Effect. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     Section 7.7 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     IN WITNESS WHEREOF, CEI and TE have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.
                                             THE CLEVELAND ELECTRIC ILLUMINATING
                                             COMPANY

                                             By: /s/ E. LYLE PEPIN
                                                 Name:  E. Lyle Pepin
                                                 Title:  Secretary

                                             THE TOLEDO EDISON COMPANY

                                             By: /s/ E. LYLE PEPIN

                                                 Name:  E. Lyle Pepin

                                                 Title:  Secretary

                                                                      APPENDIX I

                           GLOSSARY OF DEFINED TERMS

"Agreement" means the Agreement of Merger between CEI and TE.

"Articles Amendment" has the meaning set forth in Section 5.1(b) of the Agreement.

"CEC" means Centerior Energy Corporation, an Ohio corporation.

"CEI" means The Cleveland Electric Illuminating Company, an Ohio corporation.

"CEI Common Stock" means the common stock without par value of CEI.

"CEI Preferred Stock" means the Serial Preferred Stock without par value of CEI.

"CEI Required Statutory Approvals" means any required approvals of the Merger and other transactions contemplated by the Agreement by the Federal Energy Regulatory Commission, the U. S. Nuclear Regulatory Commission, The Public Utilities Commission of Ohio and the Pennsylvania Public Utilities Commission.

"CEI Special Meeting" has the meaning set forth in Section 4.3(b) of the Agreement.

"CEI Stockholders' Approval" has the meaning set forth in Section 4.3(b) of the Agreement.

"Certificate" has the meaning set forth in Section 2.3(b) of the Agreement.

"Certificate of Merger" shall mean a certificate of merger substantially in the form of Exhibit A to the Agreement.

"Closing" has the meaning set forth in Section 3.1 of the Agreement.

"Closing Date" has the meaning set forth in Section 3.1 of the Agreement.

"Dissenting Shares" has the meaning set forth in Section 2.6 of the Agreement.

"Effective Time" has the meaning set forth in Section 1.2 of the Agreement.

"Exchange Agent" shall mean the person or persons authorized and designated by the Surviving Corporation to perform the function of exchange agent as contemplated by the Agreement.

"Final Order" has the meaning set forth in Section 5.2(d) of the Agreement.

"Joint Proxy Statement" has the meaning set forth in Section 4.1(a) of the Agreement.

"Joint Proxy Statement and Registration Statement" has the meaning set forth in
Section 4.1(a) of the Agreement.

"Merger" means the merger of TE into CEI.

"OGCL" means the Ohio General Corporation Law.

"Registration Statement" has the meaning set forth in Section 4.1(a) of the Agreement.

"SEC" means the Securities Exchange Commission of the United States of America.

"Shares" means collectively the TE Preferred Stock and the CEI Preferred Stock.

"Surviving Corporation" has the meaning set forth in Section 1.1 of the Agreement.

"Surviving Corporation Common Stock" means the common stock without par value of the Surviving Corporation.

"Surviving Corporation Preferred Stock" means the Serial Preferred Stock without par value of the Surviving Corporation.

"TE" means The Toledo Edison Company, an Ohio corporation.

"TE $100 Preferred Stock" means the cumulative preferred stock ($100 par value) of TE.

"TE $25 Preferred Stock" means the cumulative preferred stock ($25 par value) of TE.

"TE Preferred Stock" means the cumulative preferred stock ($100 par value) and the cumulative preferred stock ($25 par value) of TE.

"TE Required Statutory Approvals" means any required approvals of the Merger and the other transactions contemplated by the Agreement by the Federal Energy Regulatory Commission, the U.S. Nuclear Regulatory Commission, the Public Utilities Commission of Ohio and the Pennsylvania Public Utilities Commission.

"TE Special Meeting" has the meaning set forth in Section 4.3(a) of the Agreement.

"TE Stockholders' Approval" has the meaning set forth in Section 4.3(a) of the Agreement.

                                                                       EXHIBIT A

                             CERTIFICATE OF MERGER

                                       OF

                           THE TOLEDO EDISON COMPANY
                (a corporation organized and existing under the
                           laws of the State of Ohio)

                                      INTO

                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
                (a corporation organized and existing under the
                           laws of the State of Ohio)

     We, the undersigned, being respectively the President and Secretary of The Toledo Edison Company ("TE"), an Ohio corporation, and the President and Secretary of The Cleveland Electric Illuminating Company ("CEI"), an Ohio corporation, hereby certify pursuant to Section 1701.81 of the Ohio Revised Code that:

     The Agreement of Merger annexed hereto as Exhibit A was approved by the Board of Directors of TE at a meeting duly called and held on at which a quorum was present, was adopted by an Action
in Writing by the holder of 100% of the common shares of TE on                ,
1994, and was adopted by the affirmative vote of the holders of at least two-thirds of the shares of Cumulative Preferred Stock of TE at a meeting duly
called and held on                , 1994, such common shares and Cumulative
Preferred Stock of TE being the only classes of shares entitled to vote on the Agreement of Merger.

     Such Agreement of Merger was approved by the Board of Directors of CEI at a
meeting duly called and held on                          at which a quorum was
present, and was adopted by an Action in Writing by the holder of 100% of the
shares of Common Stock of CEI on                , 1994, such shares of Common
Stock of CEI being the only class of shares entitled to vote on the Agreement of Merger.

     The Effective Time of the Merger shall be the date of filing of this Certificate in the Office of the Secretary of State of the State of Ohio.

                                      THE TOLEDO EDISON COMPANY

                                      By:
                                            ---------------------
Dated:                                And:
       ----------------------               ---------------------



                                      THE CLEVELAND ELECTRIC
                                      ILLUMINATING COMPANY

                                      By:
                                            ---------------------
Dated:                                And:
       ----------------------               ---------------------

                                                          Marked to Show Changes
                                                    from CEI Amended Articles as
                                                             Currently in Effect
Key--

     Underlined means new.

     Cross-out means to be deleted.

     [] material is explanatory comment, and would not be included in the Amendment itself.

                                       EXHIBIT B

                     PROPOSED AMENDED ARTICLES OF INCORPORATION OF
                           [SURVIVING CORPORATION]

     ARTICLE ONE. The name of the Corporation shall be
                         . Prior to the adoption of these Amended Articles of
Incorporation, the name of the Corporation was The Cleveland Electric Illuminating Company.



     ARTICLE TWO. The place in the State of Ohio where the principal office of the Corporation shall be located is Independence in the County of Cuyahoga.

     ARTICLE THREE. The purposes for which the Corporation is formed are as follows:

          A. To manufacture, generate, develop, create and produce from any source and by any means, and to purchase, otherwise acquire, use, transmit, transport, distribute, sell, exchange, lease as lessor or as lessee, otherwise dispose of, grant licenses with respect to, furnish any kind of service by means of and engage in research with respect to, any kind or form of electricity, energy, radiation, light, refrigeration, heat, water, steam, gas and fuel;

          B. To purchase, otherwise acquire, hold, use, improve, develop, build, manufacture, repair, sell, exchange, encumber, lease as lessor or as lessee, otherwise dispose of, grant licenses with respect to, furnish any kind of service by means of and engage in research with respect to, any kind or form of tangible and intangible personal property and any kind or form of real estate, interests therein, buildings and structures;

          C. To purchase, otherwise acquire, hold, sell, assign, exchange, encumber and otherwise dispose of shares of stock and other securities of whatever nature issued by other corporations, governments, firms, trusts and individuals, both domestic and foreign; and

          D. To do any and all things and transact any and all business incidental to the foregoing.



     ARTICLE FOUR. The authorized number of shares of the Corporation is 123,000,000 consisting of 15,000,000 shares of Serial Preferred Stock without par value (hereinafter called "Serial Preferred Stock"), 3,000,000 shares of Preference Stock without par value (hereinafter called "Preference Stock") and 105,000,000 shares of Common Stock without par value (hereinafter called "Common Stock").

                                   DIVISION A

     The Serial Preferred Stock shall have the following express terms:

Section 1. Series. The Serial Preferred Stock may be issued from time to time in one or more series. All shares of Serial Preferred Stock shall be of equal rank and shall be identical, except in respect of the matters that may be fixed by the Board of Directors as hereinafter provided, and each share of a series shall be identical with all other shares of such series, except as to the date from which dividends are cumulative. Subject to the provisions of Sections 2 to 7, both inclusive, of this Division, which provisions shall apply to all Serial Preferred Stock, the Board of Directors hereby is authorized to cause such shares to be issued in one or more series and with respect to each such series to determine and fix prior to the issuance thereof (and thereafter, to the extent provided in clause (b) of this Section) the following:

          (a) The designation of the series, which may be by distinguishing number, letter or title;

          (b) The number of shares of the series, which number the Board of Directors may (except where otherwise provided in the creation of the series) increase or decrease from time to time before or after the issuance thereof (but not below the number of shares thereof then outstanding);

          (c) The annual dividend rate or rates of the series;

          (d) The dates on which and the period or periods for which dividends, if declared, shall be payable and the date or dates from which dividends shall accrue and be cumulative;

          (e) The redemption rights and price or prices, if any, for shares of the series;

          (f) The terms and amount of the sinking fund, if any, for the purchase or redemption of shares of the series;

          (g) The amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

          (h) Whether the shares of the series shall be convertible into Common Stock or shares of any other class and, if so, the conversion rate or rates or price or prices, any adjustments thereof and all other terms and conditions upon which such conversion may be made; and

          (i) Restrictions (in addition to those set forth in Sections 5(c) and 5(d) of this Division) on the issuance of shares of the same series or of any other class or series.

     The Board of Directors is authorized to adopt from time to time amendments to the Amended Articles of Incorporation fixing, with respect to each such series, the matters described in clauses (a) to (i), both inclusive, of this Section.

Section 2.  Dividends.

          (a) The holders of Serial Preferred Stock of each series, in preference to the holders of Common Stock and of any other class of shares ranking junior to the Serial Preferred Stock, shall be entitled to receive out of any funds legally available and when and as declared by the Board of Directors, dividends in cash at the rate or rates for such series fixed in accordance with the provisions of Section 1 of this Division and no more, payable on the dates fixed for such series. Such dividends shall be cumulative, in the case of shares of each particular series, from and after the date or dates fixed with respect to such series. No dividends shall be paid upon or declared or set apart for any series of the Serial Preferred Stock for any dividend period unless at the same time a like proportionate dividend for the dividend periods terminating on the same or any earlier date, ratably in proportion to the respective annual dividend rates fixed therefor, shall have been paid upon or declared or set apart for all Serial Preferred Stock of all series then issued and outstanding and entitled to receive such dividend.

          (b) So long as any Serial Preferred Stock shall be outstanding no dividend, except a dividend payable in Common Stock or other shares ranking junior to the Serial Preferred Stock, shall be paid or declared or any distribution be made, except as aforesaid, in respect of the Common Stock or any other shares ranking junior to the Serial Preferred Stock, nor shall any Common Stock or any other shares ranking junior to the Serial Preferred Stock be purchased, retired or otherwise acquired by the Corporation, except out of the proceeds of the sale of Common Stock or other shares of the Corporation ranking junior to the Serial Preferred Stock received by the Corporation subsequent to the date of first issuance of Serial Preferred Stock of any series, unless:

             (1) All accrued and unpaid dividends on Serial Preferred Stock, including the full dividends for all current dividend periods, shall have been declared and paid or a sum sufficient for payment thereof set apart; and

             (2) There shall be no arrearages with respect to the redemption of Serial Preferred Stock of any series from any sinking fund provided for shares of such series in accordance with the provisions of Section 1 of this Division.

Section 3.  REDEMPTION.

          (a) Subject to the express terms of each series and to the provisions of Section 5(c)(3) of this Division, the Corporation:

             (1) May, from time to time at the option of the Board of Directors, redeem all or any part of any redeemable series of Serial Preferred Stock at the time outstanding at the applicable redemption price for such series fixed in accordance with the provisions of Section 1 of this Division; and

             (2) Shall, from time to time, make such redemptions of each series of Serial Preferred Stock as may be required to fulfill the requirements of any sinking fund provided for shares of such series at the applicable sinking fund redemption price fixed in accordance with the provisions of
        Section 1 of this Division;

             and shall in each case pay all accrued and unpaid dividends to the redemption date.

            (b) (1) Notice of every such redemption shall be mailed, postage prepaid, to the holders of record of the Serial Preferred Stock to be redeemed at their respective addresses then appearing on the books of the Corporation, not less than 30 days nor more than 60 days prior to the date fixed for such redemption, or such other time prior thereto as the Board of Directors shall fix for any series pursuant to Section 1(e) of this Division prior to the issuance thereof. At any time after notice as provided above has been deposited in the mail, the Corporation may deposit the aggregate redemption price of the shares of Serial Preferred Stock to be redeemed, together with accrued and unpaid dividends thereon to the redemption date, with any bank or trust company in Ohio or New York, New York, having capital and surplus of not less than $25,000,000, named in such notice, directed to be paid to the respective holders of the shares of Serial Preferred Stock so to be redeemed, in amounts equal to the redemption price of all shares of Serial Preferred Stock so to be redeemed, on surrender of the stock certificate or certificates held by such holders; and upon the deposit of such notice in the mail and the making of such deposit of money with such bank or trust company, such holders shall cease to be shareholders with respect to such shares; and from and after the time such notice shall have been so deposited and such deposit of money shall have been so made, such holders shall have no interest or claim against the Corporation with respect to such shares, except only the right to receive such money from such bank or trust company without interest or to exercise, before the redemption date, any unexpired privileges of conversion. In the event less than all of the outstanding shares of Serial Preferred Stock are to be redeemed, the Corporation shall select by lot the shares so to be redeemed in such manner as shall be prescribed by the Board of Directors.

                (2) If the holders of shares of Serial Preferred Stock which have been called for redemption shall not, within 6 years after such deposit, claim the amount deposited for the redemption thereof, any such bank or trust company shall, upon demand, pay over to the Corporation such unclaimed amounts and thereupon such bank or trust company and the Corporation shall be relieved of all responsibility in respect thereof and to such holders.

          (c) Any shares of Serial Preferred Stock which are (1) redeemed by the Corporation pursuant to the provisions of this Section, (2) purchased and delivered in satisfaction of any sinking fund requirements provided for shares of such series, (3) converted in accordance with the express terms thereof, or (4) otherwise acquired by the Corporation, shall resume the status of authorized but unissued shares of Serial Preferred Stock without serial designation.

Section 4.  Liquidation.

            (a) (1) The holders of Serial Preferred Stock of any series shall, in the event of voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, be entitled to receive in full out of the assets of the Corporation, including its capital, before any amount shall be paid or distributed among the holders of the Common Stock or any other shares ranking junior to the Serial Preferred Stock, the amounts fixed with respect to shares of such series in accordance with Section 1 of this Division, plus an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to such liquidation, dissolution or winding up of the affairs of the Corporation. In the event the net assets of the Corporation legally available therefor are insufficient to permit the payment upon all outstanding shares of Serial Preferred Stock of the full preferential amount to which they are respectively entitled, then such net assets shall be distributed ratably upon outstanding shares of Serial Preferred Stock in proportion to the full preferential amount to which each such share is entitled.

          (2) After payment to the holders of Serial Preferred Stock of the full preferential amounts as aforesaid, the holders of Serial Preferred Stock, as such, shall have no right or claim to any of the remaining assets of the Corporation.

          (b) The merger or consolidation of the Corporation into or with any other corporation, the merger of any other corporation into it, or the sale, lease or conveyance of all or substantially all the property or business of the Corporation, shall not be deemed to be a dissolution, liquidation or winding up for the purposes of this Section.

Section 5.  VOTING.

          (a) The holders of Serial Preferred Stock shall have no voting rights, except as provided in this Section or required by law.

            (b) (1) If, and so often as, the Corporation shall be in default in the payment of the equivalent of the full dividends for a number of dividend payment periods (whether or not consecutive) which in the aggregate contain at least 540 days on any series of Serial Preferred Stock at the time outstanding, whether or not earned or declared, the holders of Serial Preferred Stock of all series, voting separately as a class, shall be entitled to elect, as herein provided, two members of the Board of Directors of the Corporation; provided, however, that the holders of shares of Serial Preferred Stock shall not have or exercise such special class voting rights except at meetings of such shareholders for the election of Directors at which the holders of not less than 50% of the outstanding shares of Serial Preferred Stock of all series then outstanding are present in person or by proxy; and provided further that the special class voting rights provided for in this paragraph when the same shall have become vested shall remain so vested until all accrued and unpaid dividends on the Serial Preferred Stock of all series then outstanding shall have been paid, whereupon the holders of Serial Preferred Stock shall be divested of their special class voting rights in respect of subsequent elections of Directors, subject to the revesting of such special class voting rights in the event hereinabove specified in this paragraph.

               (2) In the event of default entitling the holders of Serial
            Preferred Stock to elect two Directors as specified in paragraph (1) of this Subsection, a special meeting of such holders for the purpose of electing such Directors shall be called by the Secretary of the Corporation upon written request of, or may be called by, the holders of record of at least 10% of the shares of Serial Preferred Stock of all series at the time outstanding, and notice thereof shall be given in the same manner as that required for the annual meeting of shareholders; provided, however, that the Corporation shall not be required to call such special meeting if the annual meeting of shareholders shall be held within 120 days after the date of receipt of the foregoing written request from the holders of Serial Preferred Stock. At any meeting at which the holders of Serial Preferred Stock shall be entitled to elect Directors, the holders of 50% of the then outstanding shares of Serial Preferred Stock of all series, present in person or by proxy, shall be sufficient to constitute a quorum, and the vote of the holders of a majority of such shares so present at any such meeting at which there shall be such a quorum shall be sufficient to elect the members of the Board of Directors which the holders of Serial Preferred Stock are entitled to elect as hereinabove provided. Notwithstanding any provision of these Amended Articles of Incorporation or the Regulations of the Corporation or any action taken by the holders of any class of shares fixing the number of Directors of the Corporation, the two Directors who may be elected by the holders of Serial Preferred Stock pursuant to this Subsection shall serve in addition to any other Directors then in office or proposed to be elected otherwise than pursuant to this Subsection. Nothing in this Subsection shall prevent any change otherwise permitted in the total number of Directors of the Corporation or require the resignation of any Director elected otherwise than pursuant to this Subsection. Notwithstanding any classification of the other Directors of the Corporation, the two Directors elected by the holders of Serial Preferred Stock shall be elected annually for the terms expiring at the next succeeding annual meeting of shareholders.

          (c) The affirmative vote or consent of the holders of at least two-thirds of the shares of Serial Preferred Stock at the time outstanding, voting or consenting separately as a class, given in person or by proxy either in writing or at a meeting called for the purpose, shall be necessary to effect any one or more of the following (but so far as the holders of Serial Preferred Stock are concerned, such action may be effected with such vote or consent):

             (1) Any amendment, alteration or repeal of any of the provisions of the Amended Articles of Incorporation or of the Regulations of the Corporation which affects adversely the preferences or voting or other rights of the holders of Serial Preferred Stock; provided, however, that for the purpose of this paragraph only, neither the amendment of the Amended Articles of Incorporation so as to authorize, create or change the authorized or outstanding amount of Serial Preferred Stock or of any shares of any class ranking on a parity with or junior to the Serial Preferred Stock nor the amendment of the provisions of the Regulations so as to change the number of directors of the Corporation shall be deemed to affect adversely the preferences or voting or other rights of the holders of Serial Preferred Stock; and provided further, that if such amendment, alteration or repeal affects adversely the preferences or voting or other rights of one or more but not all series of Serial Preferred Stock at the time outstanding, only the affirmative vote or consent of the holders of at least two-thirds of the number of the shares at the time outstanding of the series so affected shall be required;

             (2) The authorization, creation or the increase in the authorized amount of any shares of any class or any security convertible into shares of any class, in either case ranking prior to the Serial Preferred Stock; or

             (3) The purchase or redemption (for sinking fund purposes or otherwise) of less than all of the Serial Preferred Stock then outstanding except in accordance with a stock purchase offer made to all holders of record of Serial Preferred Stock, unless all dividends on all Serial Preferred Stock then outstanding for all previous dividend periods shall have been declared and paid or funds therefor set apart and all accrued sinking fund obligations applicable thereto shall have been complied with.

          (d) The affirmative vote or consent of the holders of at least a majority of the shares of Serial Preferred Stock at the time outstanding, voting or consenting separately as a class, given in person or by proxy either in writing or at a meeting called for the purpose, shall be necessary to effect any one or more of the following (but so far as the holders of Serial Preferred Stock are concerned, such action may be effected with such vote or consent):

             (1) The sale, lease or conveyance by the Corporation of all or substantially all of its property or business;

             (2) The consolidation of the Corporation with or its merger into any other corporation, unless the corporation resulting from such consolidation or surviving such merger will not have after such consolidation or merger any class of shares either authorized or outstanding ranking prior to or on a parity with the Serial Preferred Stock except the same number of shares ranking prior to or on a parity with the Serial Preferred Stock and having the same rights and preferences as the shares of the Corporation authorized and outstanding immediately preceding such consolidation or merger (and each holder of Serial Preferred Stock immediately preceding such consolidation or merger shall receive the same number of shares with the same rights and preferences of the resulting or surviving corporation); or

             (3) The authorization of any shares ranking on a parity with the Serial Preferred Stock or an increase in the authorized number of shares of Serial Preferred Stock.

          (e) Neither the vote, consent nor any adjustment of the voting rights of holders of shares of Serial Preferred Stock shall be required for an increase in the number of shares of Common Stock authorized or issued or for stock splits of the Common Stock or for stock dividends on any class of stock payable solely in Common Stock; and none of the foregoing actions shall be deemed to affect adversely the preferences or voting or other rights of Serial Preferred Stock within the meaning and for the purpose of this Division.

     Section 6. PRE-EMPTIVE RIGHTS. No holder of Serial Preferred Stock, as such, shall have any preemptive right to purchase, have offered to him for purchase or subscribe for any of the Corporation's shares or other securities of any class, whether now or hereafter authorized.

     Section 7.  DEFINITIONS. For the purposes of this Division:

          (a) Whenever reference is made to shares "ranking prior to the Serial Preferred Stock", such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends or as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation are given preference over the rights of the holders of Serial Preferred Stock;

          (b) Whenever reference is made to shares "on a parity with the Serial Preferred Stock", such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends and as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation rank on an equality (except as to the amounts fixed therefor) with the rights of the holders of Serial Preferred Stock; and

          (c) Whenever reference is made to shares "ranking junior to the Serial Preferred Stock", such reference shall mean and include all shares of the Corporation other than those defined under Subsections (a) and (b) of this Section as shares "ranking prior to" or "on a parity with" the Serial Preferred Stock.

     Section 8. SERIAL PREFERRED STOCK, $7.40 SERIES A. 500,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $7.40 Series A" (hereinafter called "Series A Stock"). The Series A Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series A Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series A Stock shall be $7.40 per share.

          (b) Dividends on Series A Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on March 1, 1972.

          (c) Dividends on Series A Stock shall be cumulative as follows:

             (1) With respect to shares included in the initial issue of Series A Stock and shares issued any time thereafter up to and including the record date for the payment of the first dividend on the initial issue of Series A Stock, dividends shall be cumulative from the date of the initial issue of Series A Stock; and

             (2) With respect to shares issued any time after the aforesaid record date, dividends shall be cumulative from the dividend payment date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the record date for the payment of a dividend on Series A Stock and ending on the payment date of that dividend, dividends with respect to such shares shall be cumulative from that dividend payment date.

          (d) Subject to the provisions of Section 5(c)(3) of this Division, Series A Stock shall be redeemable in the manner provided in Sections 3(b)(1) and (2) of this Division, at any time or from time to time, at the option of the Board of Directors, upon payment of $107.50 per share if redeemed on any date prior to December 1, 1976, $105.00 per share if redeemed on or after the date last stated and prior to December 1, 1981, $102.50 per share if redeemed on or after the date last stated and prior to December 1, 1986, and $101.00 per share if redeemed on or after the date last stated, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that Series A Stock may not be redeemed prior to December 1, 1976, directly or indirectly as a part of or in anticipation of any refunding of Series A Stock involving the incurring of indebtedness or the issuance of shares of Serial Preferred Stock or any other shares ranking prior to or on a parity with the Serial Preferred Stock if the interest on such indebtedness or the dividends on such shares result in an effective cost to the Corporation of less than 7.49% per year.

          (e) The amount payable per share on Series A Stock in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the redemption price then in effect as set forth in Subsection (d) of this Section and in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this Subsection.

     Section 9. SERIAL PREFERRED STOCK, $7.56 SERIES B. 450,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $7.56 Series B" (hereinafter called "Series B Stock"). The Series B Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series B Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series B Stock shall $7.56 per share.

          (b) Dividends on Series B Stock shall be payable, if declared, quarterly on the first day of January, April, July and October of each year, the first quarterly dividend being payable, if declared, on October 1, 1972.

          (c) Dividends on Series B Stock shall be cumulative as follows:

             (1) With respect to shares included in the initial issue of Series B Stock and shares issued any time thereafter up to and including the record date for the payment of the first dividend on the initial issue of Series B Stock, dividends shall be cumulative from the date of the initial issue of Series B Stock; and

             (2) With respect to shares issued any time after the aforesaid record date, dividends shall be cumulative from the dividend payment date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the record date for the payment of a dividend on Series B Stock and ending on the payment date of that dividend, dividends with respect to such shares shall be cumulative from that dividend payment date.

          (d) Subject to the provisions of Section 5(c)(3) of this Division, Series B Stock shall be redeemable in the manner provided in Sections 3(b)(1) and (2) of this Division, at any time or from time to time, at the option of the Board of Directors, upon payment of $108.76 per share if redeemed on any date prior to August 1, 1977, $106.35 per share if redeemed on or after the date last stated and prior to August 1, 1982, $103.78 per share if redeemed on or after the date last stated and prior to August 1, 1987, and $102.26 per share if redeemed on or after the date last stated, plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that Series B Stock may not be redeemed prior to August 1, 1977, directly or indirectly as a part of or in anticipation of any refunding of Series B Stock involving the incurring of indebtedness or the issuance of shares of Serial Preferred Stock or any other shares ranking prior to or on a parity with the Serial Preferred Stock if the interest on such indebtedness or the dividends on such shares result in an effective cost to the Corporation of less than 7.55% per year.

          (e) The amount payable per share on Series B Stock in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the redemption price then in effect as set forth in Subsection (d) of this Section and in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this Subsection.

     Section 10. SERIAL PREFERRED STOCK, $7.35 SERIES C. 250,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $7.35 Series C" (hereinafter called "Series C Stock"). The Series C Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series C Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series C Stock shall be $7.35 per share.

          (b) Dividends on Series C Stock shall be payable, if declared, quarterly on the first day of February, May, August and November of each year, the first quarterly dividend being payable, if declared, on November 1, 1973, to the extent then accrued.

          (c) Dividends on Series C Stock shall be cumulative from the date of initial issue.

          (d) Subject in each case to the provisions of Section 5(c)(3) of this Division, Series C Stock shall be redeemable in the manner provided in Sections 3(b)(1) and (2) of this Division, and as follows:

             (1) The Series C Stock shall be redeemed in part from time to time for the Sinking Fund as hereinafter set forth at a redemption price of $100 per share, plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption (such price plus such amount being hereinafter called the "Sinking Fund Redemption Price"). As and for a Sinking Fund for the Series C Stock, so long as and to the extent that any shares thereof are outstanding, the Corporation will redeem on each August 1 (hereinafter called "Sinking Fund Date") commencing with August 1, 1984, 10,000 shares of Series C Stock at the Sinking Fund Redemption Price (the Corporation's obligation to redeem such number of such shares on any Sinking Fund Date being hereinafter referred to as the "Sinking Fund Obligation"). Such redemption shall be mandatory, subject to any applicable restrictions of law, and not optional to the Corporation. If the Corporation shall for any reason fail to discharge its Sinking Fund Obligation on any Sinking Fund Date, such Sinking Fund Obligation to the extent not discharged shall, without prejudice to any other right or remedy, become an additional Sinking Fund Obligation for each succeeding Sinking Fund Date until fully discharged.

             (2) On each Sinking Fund Date so long as and to the extent that Series C Stock shall be outstanding, and provided that the Corporation has fulfilled its Sinking Fund Obligation on such date, the Corporation may at the option of the Board of Directors redeem up to but not in excess of 10,000 additional shares of Series C Stock at the redemption price of $100 per share plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption, provided however that no more than 83,000 shares of Series C Stock in the aggregate may be redeemed pursuant to this Subsection (d)(2).

             (3) The Corporation at the option of the Board of Directors may at any time and from time to time redeem all or any part of the outstanding Series C Stock upon payment of $110 per share if redeemed on any date prior to August 1, 1983, $103 per share if redeemed on or after the date last stated and prior to August 1, 1988, and $101 per share if redeemed on or after August 1, 1988, plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that Series C Stock may not be redeemed prior to August 1, 1978, directly or indirectly (i) as a part of or in anticipation of any refunding of Series C Stock involving the borrowing of funds or the issuance of shares of Serial Preferred Stock or any other shares ranking prior to or on a parity with the Serial Preferred Stock if the interest on such borrowed funds or the dividends on such shares result in an effective cost to the Corporation of less than 7.35% per year, or (ii) from proceeds derived from the sale of equity securities junior to Series C Stock.

             (4) On August 1, 2008, the Corporation shall redeem all remaining shares of Series C Stock, if any, then outstanding at the redemption price of $100 per share plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption.

          (e) The amount payable per share on Series C Stock in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the redemption price then in effect as set forth in Subsection (d)(3) of this Section and in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this Subsection.

          (f) The number of shares of Series C Stock shall not be increased above, and shall not exceed 250,000. Series C Stock once redeemed shall not be reissued as shares of Series C Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 11.  SERIAL PREFERRED STOCK, $12.00 SERIES D. Redeemed June 16,
1978.

     Section 12. SERIAL PREFERRED STOCK, $88.00 SERIES E. 60,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $88.00 Series E" (hereinafter called "Series E Stock"). The Series E Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series E Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series E Stock shall be $88.00 per share.

          (b) Dividends on Series E Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on September 1, 1976, to the extent then accrued.

          (c) Dividends on Series E Stock shall be cumulative from the date of initial issue.

          (d) Subject in each case to the provisions of Section 5(c)(3) of this Division, Series E Stock shall be redeemable in the manner provided in Sections 3(b)(1) and (2) of this Division, and as follows:

             (1) The Series E Stock shall be redeemed in part from time to time for the Sinking Fund as hereinafter set forth at a redemption price of $1,000 per share, plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption (such price plus such amount being hereinafter called the "Sinking Fund Redemption Price"). As and for a Sinking Fund for the Series E Stock, so long as and to the extent that any shares thereof are outstanding, the Corporation will redeem on each June 1 (hereinafter called "Sinking Fund Date") commencing with June 1, 1981, 3,000 shares of Series E Stock at the Sinking Fund Redemption Price (the Corporation's obligation to redeem such number of such shares on any Sinking Fund Date being hereinafter referred to as the "Sinking Fund Obligation"). Such redemption shall be mandatory, subject to any applicable restrictions of law, and not optional to the Corporation. If the Corporation shall for any reason fail to discharge its Sinking Fund Obligation on any Sinking Fund Date, such Sinking Fund Obligation to the extent not discharged shall, without prejudice to any other right or remedy, become an additional Sinking Fund Obligation for each succeeding Sinking Fund Date until fully discharged.

             (2) On each Sinking Fund Date so long as and to the extent that Series E Stock shall be outstanding, and provided that the Corporation has fulfilled its Sinking Fund Obligation on such date, the Corporation may at the option of the Board of Directors redeem up to but not in excess of 3,000 additional shares of Series E Stock at the redemption price of $1,000 per share plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that no more than 20,000 shares of Series E Stock in the aggregate may be redeemed pursuant to this Subsection (d)(2).


             (3) The Corporation at the option of the Board of Directors may at any time and from time to time redeem all or any part of the outstanding
        Series E Stock upon payment of $1,088 per share if redeemed on any date prior to June 1, 1986, and as follows:

                IF REDEEMED IN                                         UPON
                THE 12 MONTHS                                         PAYMENT
                ENDING MAY 31                                      PER SHARE OF
               ---------------                                     ------------
                    1987..........................................   $ 1,049.74
                    1988..........................................     1,045.91
                    1989..........................................     1,042.09
                    1990..........................................     1,038.26
                    1991..........................................     1,034.43
                    1992..........................................     1,030.61
                    1993..........................................     1,026.78
                    1994..........................................     1,022.96
                    1995..........................................     1,019.13
                    1996..........................................     1,015.30
                    1997..........................................     1,011.48
                    1998..........................................     1,007.65
                    1999..........................................     1,003.83
                    2000 or in any year thereafter................     1,000.00

        plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that Series E Stock may not be redeemed prior to June 1, 1986, directly or indirectly (i) as a part of or in anticipation of any refunding of Series E Stock involving the borrowing of funds or the issuance of shares of Serial Preferred Stock or any other shares ranking prior to or on a parity with the Serial Preferred Stock if the interest on such borrowed funds or the dividends on such shares result in an effective cost to the Corporation of less than 8.80% per year, or (ii) from proceeds derived from the sale of equity securities junior to Series E Stock.

             (4) On June 1, 2001, the Corporation shall redeem all remaining shares of Series E Stock, if any, then outstanding at the redemption price of $1,000 per share plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption.

          (e) The amount payable per share on Series E Stock in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the redemption price then in effect as set forth in Subsection (d)(3) of this Section and in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $1,000, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this Subsection.

          (f) The number of shares of Series E Stock shall not be increased above, and shall not exceed, 60,000. Series E Stock once redeemed shall not be reissued as shares of Series E Stock, but having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 13. SERIAL PREFERRED STOCK, $75.00 SERIES F. Redeemed November 1, 1991.

     Section 14. SERIAL PREFERRED STOCK, $80.00 SERIES G. Redeemed December 1, 1990.

     Section 15.  SERIAL PREFERRED STOCK, $145.00 SERIES H. Redeemed June 1,
1990.

     Section 16.  SERIAL PREFERRED STOCK, $145.00 SERIES I. Redeemed June 1,
1991.

     Section 17.  SERIAL PREFERRED STOCK, $113.50 SERIES J. Redeemed June 1,
1987.

     Section 18.  SERIAL PREFERRED STOCK, $113.50 SERIES K. Redeemed June 1,
1991.

     Section 19. SERIAL PREFERRED STOCK, ADJUSTABLE RATE SERIES L. 500,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, Adjustable Rate Series L" (hereinafter called "Series L Stock"). The Series L Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series L Stock as a series of the Serial Preferred Stock:

          (a) The dividend rate of the Series L Stock shall be as follows:

             (1) An annual rate of $11.36 per share for the dividend period from the date of initial issue of the Series L Stock to and including March 31, 1984 and an annual rate of .50 of 1% below the Applicable Rate (as defined in Subsection (a)(2)) from time to time in effect for each subsequent three-month dividend period; provided, however, that the annual dividend rate shall in no event be less than 7.00% or more than 13.00% for any dividend period.

             (2) The applicable rate (hereinafter called the "Applicable Rate") for any dividend period shall be the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate (each as hereinafter defined) for such dividend period, except that in the event the Corporation determines in good faith that for any reason one or more of such rates cannot be determined for any dividend period, then the Applicable Rate for such dividend shall be the higher of whichever of such rates can be so determined or in the event the Corporation determines in good faith that none of such rates can be determined for any dividend period, then the Applicable Rate in effect for the preceding dividend period shall be continued for such dividend period.

             (3) Except as provided below in this Subsection (a)(3), the "Treasury Bill Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period (as hereinafter defined)) for three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of March, June, September or December, as the case may be, prior to the dividend period for which the dividend rate on the Series L Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum market discount rate during any such Calendar Period, then the Treasury Bill Rate for the related dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period) for three-month U.S. Treasury bills, as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum market discount rate for three-month U.S. Treasury bills is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period) for all of the U.S. Treasury bills then having maturities of not less than 80 nor more than 100 days, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such rates, by any Federal Reserve Bank or by any U.S. Government Department or agency selected by the Corporation. In the event the Corporation determines in good faith that for any reason no such U.S. Treasury bill rates are published as provided above during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable non-interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation. In the event the Corporation determines in good faith that for any reason the Corporation cannot determine the Treasury Bill Rate for any dividend period as provided above in this Subsection (a)(3), the Treasury Bill Rate for such dividend period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during the related Calendar Period for each of the issues of marketable interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (4) Except as provided below in this Subsection (a)(4), the "Ten Year Constant Maturity Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of March, June, September or December, as the case may be, prior to the dividend period for which the dividend rate on the Series L Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Ten Year Average Yield during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield is published during the relevant Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Ten Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield is published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities (as hereinafter defined)) then having maturities of not less than eight nor more than twelve years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event the Corporation determines in good faith that for any reason the Corporation cannot determine the Ten Year Constant Maturity Rate for any dividend period as provided above in this Subsection (a)(4), then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final date not less than eight nor more than twelve years from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (5) Except as provided below in this Subsection (a)(5), the "Twenty Year Constant Maturity Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of March, June, September or December, as the case may be, prior to the dividend period for which the dividend rate on the Series L Stock is being determined. In the event the Federal Reserve Board does not publish such a weekly per annum Twenty Year Average Yield during such Calendar Period, then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only One such Yield is published during the relevant Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Twenty Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Twenty Year

        Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield is published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having maturities of not less than eighteen nor more than twenty-two years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that the Corporation determines in good faith that for any reason the Corporation cannot determine the Twenty Year Constant Maturity Rate for any dividend period as provided above in this Subsection (a)(5), then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eighteen nor more than twenty-two years from the date of each quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (6) The Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate each shall be rounded to the nearest one hundredth of a percentage point.

             (7) The fixed dividend rate per share for each dividend period shall be computed in dollars by dividing the dividend rate for such dividend period by four and, in the case of an Applicable Rate, converting such rate to a fraction and multiplying it by $100; provided that the dividend payable for the initial dividend period or any period longer or shorter than a full quarterly dividend period shall be computed on the basis of a 360-day year consisting of 30-day months.

             (8) The dividend rate with respect to each dividend period shall be calculated as promptly as practicable by the Corporation. The mathematical accuracy of each such calculation shall be confirmed in writing by the Corporation's independent auditors. The Corporation shall cause each individual rate to be published in a newspaper of general circulation in New York City prior to the commencement of the dividend period to which it applies.

             (9) As used in this Subsection (a), the term "Calendar Period" means a period of fourteen calendar days; the term "Special Securities" means securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount; the term "Ten Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and the term "Twenty Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of twenty years).

          (b) Dividends on Series L Stock shall be payable, if declared, quarterly on the first day of January, April, July and October of each year, the first quarterly dividend being payable, if declared, on April 1, 1984, to the extent accrued.

          (c) Dividends on Series L Stock shall be cumulative as follows:

             (1) With respect to shares included in the initial issue of Series L Stock and shares issued any time thereafter up to and including the record date for the payment of the first dividend on the initial issue of Series L Stock, dividends shall be cumulative from the date of the initial issue of Series L Stock; and

             (2) With respect to shares issued any time after the aforesaid record date, dividends shall be cumulative from the dividend payment date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the record date for the payment of a dividend on Series L Stock and ending on the payment date of that dividend, dividends with respect to such shares shall be cumulative from that dividend payment date.

          (d) Subject to the provisions of Section 5(c)(3) of this Division, Series L Stock shall be redeemable in the manner provided in Sections 3(b)(1) and (2) of this Division, at any time or from time to time, at the option of the Board of Directors, upon payment of $111.36 per share if redeemed on any date prior to January 1, 1985, $109.69 per share if redeemed on or after the date last stated and prior to January 1, 1986, $108.02 per share if redeemed on or after the date last stated and prior to January 1, 1987, $106.34 per share if redeemed on or after the date last stated and prior to January 1, 1988, $104.67 per share if redeemed on or after the date last stated and prior to January 1, 1989, $103.00 if redeemed on or after the date last stated and prior to January 1, 1994, and $100.00 per share if redeemed on or after the date last stated, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that Series L Stock may not be redeemed prior to January 1, 1989, directly or indirectly as a part of or in anticipation of any refunding of Series L Stock involving the incurring of indebtedness or the issuance of shares of Serial Preferred Stock or any other shares ranking prior to or on a parity with the Serial Preferred Stock if the interest on such indebtedness or the dividends on such shares results in an effective annual cost to the Corporation of less than the annual dividend rate of the Series L Stock. In the case of a refunding redemption of Series L Stock with borrowed funds or shares having a fixed interest or dividend rate, the annual rate of the Series L Stock is the dividend payable on the Series L Stock on or, if it is not payable on, then payable most recently before, the date the redemption notice is deposited in the mail. In the case of a refunding redemption of Series L Stock with borrowed funds or shares having an adjustable interest or dividend rate, the effective annual interest or dividend cost of such borrowed funds or shares shall be deemed to be lower than the annual dividend rate of the Series L Stock if either (i) the initial annual interest or dividend rate of such borrowed funds or shares is lower than the annual dividend rate of the Series L Stock payable on, or if it is not payable on, then payable most recently before, the date the redemption notice is deposited in the mail or (ii) the adjusted annual interest or dividend rate of such borrowed funds or shares definitely would, under the applicable adjustment formula, be lower at any time while such borrowing or shares would be outstanding than the adjusted annual dividend rate of the Series L Stock would be at the corresponding time if it also were to remain outstanding.

          (e) The amount payable per share on Series L Stock in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the redemption price then in effect as set forth in Subsection (d) of this Section and in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this Subsection.

          (f) The number of shares of Series L Stock shall not be increased above, and shall not exceed 500,000. Series L Stock once purchased, acquired or otherwise redeemed by the Corporation shall not be reissued as shares of Series L Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 20. SERIAL PREFERRED STOCK, ADJUSTABLE RATE SERIES M. 500,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, Adjustable Rate Series M" (hereinafter called "Series M Stock"). The Series M Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class and, in addition, the following express terms applicable to all shares of Series M Stock as a series of the Serial Preferred Stock:

          (a) The dividend rate of the Series M Stock shall be as follows:

             (1) An annual rate of $9.27 per share for the dividend period from the date of initial issue of the Series M Stock to and including January 31, 1986 and an annual rate 1.15 percentage points below the Applicable Rate (as defined in Subsection (a)(2)) from time to time in effect for each subsequent three-month dividend period; provided, however, that the annual dividend rate shall in no event be less than 7.00% or more than 13.50% for any dividend period.

             (2) The applicable rate (hereinafter called the "Applicable Rate") for any dividend period shall be the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate (each as hereinafter defined) for such dividend period, except that in the event the Corporation determines in good faith that for any reason one or more of such rates cannot be determined for any dividend period, then the Applicable Rate for such dividend shall be the higher of whichever of such rates can be so determined or in the event the Corporation determines in good faith that none of such rates can be determined for any dividend period, then the Applicable Rate in effect for the preceding dividend period shall be continued for such dividend period.

             (3) Except as provided below in this Subsection (a)(3), the "Treasury Bill Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period (as hereinafter defined)) for three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of January, April, July or October, as the case may be, prior to the dividend period for which the dividend rate on the Series M Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum market discount rate during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during such Calendar Period) for three-month U.S. Treasury bills, as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum market discount rate for three-month U.S. Treasury bills is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during such Calendar Period) for all of the U.S. Treasury bills then having maturities of not less than 80 nor more than 100 days, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such rates, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event the Corporation determines in good faith that for any reason no such U.S. Treasury bill rates are published as provided above during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable noninterest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation. In the event the Corporation determines in good faith that for any reason the Corporation cannot determine the Treasury Bill Rate for such dividend period as provided above in this Subsection (a)(3), the Treasury Bill Rate for such dividend period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (4) Except as provided below in this Subsection (a)(4), the "Ten Year Constant Maturity Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of January, April, July or October, as the case may be, prior to the dividend period for which the dividend rate on the Series M Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Ten Year Average Yield during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield is published during such Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Ten Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield is published during such Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities (as hereinafter defined)) then having maturities of not less than eight nor more than twelve years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event the Corporation determines in good faith that for any reason the Corporation cannot determine the Ten Year Constant Maturity Rate for such dividend period as provided above in this Subsection (a)(4), then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eight nor more than twelve years from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (5) Except as provided below in this Subsection (a)(5), the "Twenty Year Constant Maturity Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of January, April, July or October, as the case may be, prior to the dividend period for which the dividend rate on the Series M Stock is being determined. In the event the Federal Reserve Board does not publish such a weekly per annum Twenty Year Average Yield during such Calendar Period, then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield is published during such Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Twenty Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield is published during such Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having maturities of not less than eighteen nor more than twenty-two years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that the Corporation determines in good faith that for any reason the Corporation cannot determine the Twenty Year Constant Maturity Rate for such dividend period as provided above in this Subsection (a)(5), then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eighteen nor more than twenty-two years from the date of each quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (6) The Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate each shall be rounded to the nearest one hundredth of a percentage point.

             (7) The fixed dividend rate per share for each dividend period shall be computed in dollars by dividing the dividend rate for such dividend period by four and, in the case of an Applicable Rate, converting such rate to a fraction and multiplying it by $100; provided that the dividend payable for the initial dividend period or any period longer or shorter than a full quarterly dividend period shall be computed on the basis of a 360-day year consisting of 30-day months.

             (8) The dividend rate with respect to each dividend period shall be calculated as promptly as practicable by the Corporation. The mathematical accuracy of each such calculation shall be confirmed in writing by the Corporation's independent auditors. The Corporation shall cause each individual rate to be published in a newspaper of general circulation in New York City prior to the commencement of the dividend period to which it applies.

             (9) As used in this Subsection (a), the term "Calendar Period" means a period of fourteen calendar days; the term "Special Securities" means securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount; the term "Ten Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and the term "Twenty Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of twenty years).

          (b) Dividends on Series M Stock shall be payable, if declared, quarterly on the first day of February, May, August and November of each year, the first quarterly dividend being payable, if declared, on February 1, 1986, to the extent accrued.

          (c) Dividends on Series M Stock shall be cumulative as follows:

             (1) With respect to shares included in the initial issue of Series M Stock and shares issued any time thereafter up to and including the record date for the payment of the first dividend on the initial issue of Series M Stock, dividends shall be cumulative from the date of the initial issue of Series M Stock; and

             (2) With respect to shares issued any time after the aforesaid record date, dividends shall be cumulative from the dividend payment date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the record date for the payment of a dividend on Series M Stock and ending on the payment date of that dividend, dividends with respect to such shares shall be cumulative from that dividend payment date.

          (d) Subject to the provisions of Section 5(c)(3) of this Division, the Series M Stock shall be redeemed in the manner provided in Sections 3(b)(1) and (2) of this Division as follows:

             (1) The Corporation shall, on November 1, 1991 and on each November 1 thereafter, redeem 100,000 shares of Series M Stock, or the number of shares then outstanding, if less, at the redemption price of $100 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption. The Corporation's obligation to redeem such number of shares on any such date is hereinafter referred to as a "Mandatory Redemption Obligation". If the Corporation shall not have on such date sufficient funds legally available to effect such mandatory redemption, it shall set aside for such redemption on such date such funds, if any, as are then legally available, and shall do so as promptly as practicable thereafter as the Corporation determines that it has funds then legally available, and shall apply such funds to the redemption of shares of Series M Stock as provided in the last sentence of this Subsection (d)(1) until it has redeemed all of the Series M Stock then required to be redeemed pursuant to the first sentence of this Subsection (d)(1). Notwithstanding the foregoing, if at any time the Corporation (i) shall be obligated to redeem Series M Stock or to set aside legally available funds for that purpose and to redeem other Serial Preferred Stock for its sinking fund or other mandatory redemption and (ii) shall not have sufficient funds legally available to do so in full, then such portion of such then legally available funds shall be set aside to redeem the Series M Stock as shall bear the same ratio to the total funds then legally available to effect such redemption and to meet the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock as the then unmet obligation to redeem Series M Stock bears to the aggregate of such unmet obligations to redeem and the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock. At any time following the setting aside of funds to redeem Series M Stock pursuant to this Subsection (d)(1) when the amount so set aside is sufficient to redeem at least 1000 shares of the Series M Stock, the Corporation shall promptly call for redemption such number of whole shares of Series M Stock as may be redeemed with such amount at the redemption price of $100 per share, plus accrued but unpaid dividends on the Series M Stock then being redeemed to the date of redemption.

             (2) On each mandatory redemption date specified in Subsection
        (d)(1), so long as and to the extent that Series M Stock shall be outstanding, and provided that the Corporation has fulfilled all its Mandatory Redemption obligations under Subsection (d)(1) on such date, the Corporation, at the option of the Board of Directors, may redeem not more than 100,000 additional shares of Series M Stock, or the number of shares then outstanding in excess of those then being redeemed pursuant to Subsection (d)(1), if less, at the mandatory redemption price specified in Subsection (d)(1). The option to redeem additional Series M Stock pursuant to this Subsection (d)(2) shall not be cumulative.

             (3) The Corporation, at the option of the Board of Directors, may redeem at any time and from time to time, all or any part of the outstanding Series M Stock as follows:

                  IF REDEEMED IN                                  UPON PAYMENT
                  THE 12 MONTHS                                OF THE REDEMPTION
                  ENDING ON OCTOBER 31,                        PRICE PER SHARE OF
                  ---------------------                        ------------------
                         1986................................       $ 109.27
                         1987................................         108.02
                         1988................................         106.76
                         1989................................         105.51
                         1990................................         104.25
                         1991................................         103.00
                         1992................................         102.00
                         1993................................         101.00
                         1994................................         100.00
                         1995................................         100.00

        plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that Series M Stock may not be redeemed prior to November 1, 1990, directly or indirectly as a part of or in anticipation of any refunding of Series M Stock involving the incurring of indebtedness or the issuance of shares of Serial Preferred Stock or any other shares ranking prior to or on a parity with the Serial Preferred Stock if the interest on such indebtedness or the dividends on such shares results in an effective annual cost to the Corporation of less than the annual dividend rate of the Series M Stock. In the case of a refunding redemption of Series M Stock with borrowed funds or shares having a fixed interest or dividend rate, the annual rate of the Series M Stock is the dividend payable on the Series M Stock on or, if it is not payable on, then payable most recently before, the date the redemption notice is deposited in the mail. In the case of a refunding redemption of Series M Stock with borrowed funds or shares having an adjustable interest or dividend rate, the effective annual interest or dividend cost of such borrowed funds or shares shall be deemed to be lower than the annual dividend rate of the Series M Stock if either (i) the initial annual interest or dividend rate of such borrowed funds or shares is lower than the annual dividend rate of the Series M Stock payable on, or if it is not payable on, then payable most recently before, the date the redemption notice is deposited in the mail or (ii) the adjusted annual interest or dividend rate of such borrowed funds or shares definitely would, under the applicable adjustment formula, be lower at any time while such borrowing or shares would be outstanding than the adjusted annual dividend rate of the Series M Stock would be at the corresponding time if it also were to remain outstanding.

             (4) Any shares of Series M Stock acquired by the Corporation pursuant to Subsection (d)(2) or (3) or by purchase or otherwise may, at the option of the Board of Directors, be credited on any mandatory redemption date specified in Subsection (d)(1), in whole or in part, to reduce all or part of any unsatisfied Mandatory Redemption Obligation of the Corporation under Subsection (d)(1) on such date, such reduction to be credited first to the oldest unsatisfied Mandatory Redemption Obligation and then sequentially to each subsequent unsatisfied Mandatory Redemption Obligation, if any, to the extent of the number of shares so acquired and determined by the Board of Directors to be so credited. Any shares so credited may not thereafter be again so credited.

          (e) The amount payable per share on Series M Stock in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the redemption price then in effect as set forth in Subsection (d)(3) of this Section and in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this Subsection (e).

          (f) The number of shares of Series M Stock shall not be increased above, and shall not exceed 500,000. Series M Stock once redeemed, purchased, or otherwise acquired by the Corporation shall not be reissued as shares of Series M Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 21. SERIAL PREFERRED STOCK, $9.125 SERIES N. 750,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $9.125 Series N" (hereinafter called "Series N Stock"). The Series N Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class and, in addition, the following express terms applicable to all shares of Series N Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series N Stock shall be $9.125 per share.

          (b) Dividends on Series N Stock shall be payable, if declared, quarterly on the first day of February, May, August and November of each year, the first quarterly dividend being payable, if declared, on February 1, 1987, to the extent accrued.

          (c) Dividends on Series N Stock shall be cumulative as follows:

             (1) With respect to shares included in the initial issue of Series N Stock and shares issued any time thereafter up to and including the record date for the payment of the first dividend on the initial issue of Series N Stock, dividends shall be cumulative from the date of the initial issue of Series N Stock; and

             (2) With respect to shares issued any time after the aforesaid record date, dividends shall be cumulative from the dividend payment date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the record date for the payment of a dividend on Series N Stock and ending on the payment date of that dividend, dividends with respect to such shares shall be cumulative from that dividend payment date.

          (d) Subject to the provisions of Section 5(c)(3) of this Division, the Series N Stock shall be redeemable in the manner provided in Sections 3(b)(1) and (2) of this Division as follows:

             (1) The Corporation shall, on February 1, 1993 and on each February 1 thereafter, redeem 150,000 shares of Series N Stock, or the number of shares then outstanding, if less, at the redemption price of $100 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption. If the Corporation shall not have on any such date sufficient funds legally available to effect such mandatory redemption, it shall set aside for such redemption on such date such funds, if any, as are then legally available, and shall do so as promptly as practicable thereafter as the Corporation determines that it has funds then legally available, and shall apply such funds to the redemption of shares of Series N Stock as provided in the last sentence of this Subsection (d)(1) until it has redeemed all of the Series N Stock then required to be redeemed pursuant to the first sentence of this Subsection (d)(1). Notwithstanding the foregoing, if at any time the Corporation (i) shall be obligated to redeem Series N Stock or to set aside legally available funds for that purpose and to redeem other Serial Preferred Stock for its sinking fund or other mandatory redemption terms and (ii) shall not have sufficient funds legally available to do so in full, then such portion of such then legally available funds shall be set aside to redeem the Series N Stock as shall bear the same ratio to the total funds then legally available to effect such redemption and to meet the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock as the then unmet obligation to redeem Series N Stock bears to the aggregate of such unmet obligations to redeem and the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock. At any time following the setting aside of funds to redeem Series N Stock pursuant to this Subsection (d)(1) when the amount so set aside is sufficient to redeem at least 1,000 shares of the Series N Stock, the Corporation shall promptly call for redemption such number of whole shares of Series N Stock as may be redeemed with such amount at the redemption price of $100 per share, plus accrued but unpaid dividends on the Series N Stock then being redeemed to the date of redemption.

             (2) The Corporation, at the option of the Board of Directors, may redeem at any time and from time to time, all or any part of the outstanding Series N Stock as follows:

                     IF REDEEMED IN                              UPON PAYMENT
                      THE 12 MONTHS                            OF THE REDEMPTION
                  ENDING ON JANUARY 31,                        PRICE PER SHARE OF
                  ---------------------                        ------------------
                         1987................................       $ 109.13
                         1988................................         109.13
                         1989................................         108.11
                         1990................................         107.10
                         1991................................         106.08
                         1992................................         105.07
                         1993................................         104.06
                         1994................................         103.04
                         1995................................         102.03
                         1996................................         101.01
                         1997................................         100.00

        plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that Series N Stock may not be so redeemed prior to February 1, 1992, directly or indirectly as a part of or in anticipation of any refunding of Series N Stock involving the incurring of indebtedness or the issuance of shares of Serial Preferred Stock or any other shares ranking prior to or on a parity with the Serial Preferred Stock if the interest on such indebtedness or the dividends on such shares results in an effective annual cost to the Corporation of less than the annual dividend rate of the Series N Stock. In the case of a refunding optional redemption of Series N Stock with borrowed funds or shares or proceeds of shares having an adjustable interest or dividend rate, the effective annual interest or dividend cost of such borrowed funds or shares shall be deemed to be less than the annual dividend rate of the Series N Stock if the initial annual interest or dividend rate of such borrowed funds or shares is less than the annual dividend rate of the Series N Stock.

             (3) On February 1, 1997, the Corporation shall redeem all remaining shares of Series N Stock, if any, then outstanding at the redemption price of $100 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption.

          (e) The amount payable per share on Series N Stock in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the redemption price then in effect as set forth in Subsection (d)(2) of this Section and in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this Subsection (e).

          (f) The number of shares of Series N Stock shall not be increased above, and shall not exceed, 750,000. Series N Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series N Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 22. SERIAL PREFERRED STOCK, REMARKETED SERIES P. Redeemed August 31, 1993.

     Section 23. SERIAL PREFERRED STOCK, $91.50 SERIES Q. 75,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $91.50 Series Q" (hereinafter called "Series Q Stock"). The shares of Series Q Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class and, in addition, the following express terms applicable to all shares of Series Q Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series Q Stock shall be $91.50 per share.

          (b) Dividends on Series Q Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on September 1, 1991, to the extent accrued.

          (c) Dividends on Series Q Stock shall be cumulative as follows:

             (1) With respect to shares included in the initial issue of Series Q Stock and shares issued any time thereafter up to and including the record date for the payment of the first dividend on the initial issue of Series Q Stock, dividends shall be cumulative from the date of the initial issue of Series Q Stock; and

             (2) With respect to shares issued any time after the aforesaid record date, dividends shall be cumulative from the dividend payment date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the record date for the payment of a dividend on Series Q Stock and ending on the payment date of that dividend, dividends with respect to such shares shall be cumulative from that dividend payment date.

          (d) Subject in each case to the provisions of Section 5(c)(3) of this Division, Series Q Stock shall be redeemable in the manner provided in Sections 3(b)(1) and (2) of this Division, and as follows:

             (1) Series Q Stock shall be redeemed in part from time to time for the Sinking Fund as hereinafter set forth at a redemption price of $1,000 per share, plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption (such price plus such amount being hereinafter called the "Sinking Fund Redemption Price"). As and for a Sinking Fund for Series Q Stock, so long as and to the extent that any shares thereof are outstanding, the Corporation will redeem on each June 1 (hereinafter called "Sinking Fund Date") commencing with June 1, 1995 and ending on June 1, 2000, 10,714 shares of Series Q Stock, and on June 1, 2001, the remaining 10,716 shares of

        Series Q Stock, or the number of shares then outstanding, if less, at the Sinking Fund Redemption Price (the Corporation's obligation to redeem such number of such shares on any Sinking Fund Date being hereinafter referred to as the "Sinking Fund Obligation"). If the Corporation shall not have on any Sinking Fund Date sufficient funds legally available to effect such mandatory redemption, it shall set aside for such redemption on such date such funds, if any, as are then legally available, and shall do so as promptly as practicable thereafter as the Corporation determines that it has funds then legally available, on such date such funds, if any, as are then legally available, and shall apply such funds to the redemption of shares of Series Q Stock as provided in the last sentence of this Subsection (d)(1) until it has redeemed all of the Series Q Stock then required to be redeemed pursuant to this Subsection (d)(1). Notwithstanding the foregoing, if at any time the Corporation (i) shall be obligated to redeem Series Q Stock or to set aside legally available funds for that purpose and to redeem other Serial Preferred Stock for its sinking fund or other mandatory redemption terms and (ii) shall not have sufficient funds legally available to do so in full, then such portion of such then legally available funds shall be set aside to redeem the Series Q Stock as shall bear the same ratio to the total funds then legally available to effect such redemption and to meet the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock as the then unmet obligation to redeem Series Q Stock bears to the aggregate of such unmet obligations to redeem and the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock. At any time following the setting aside of funds to redeem Series Q Stock pursuant to this Subsection (d)(1) when the amount so set aside is sufficient to redeem at least 100 shares of Series Q Stock, the Corporation shall promptly call for redemption such number of whole shares of Series Q Stock as may be redeemed with such amount at the redemption price of $1,000 per share, plus accrued but unpaid dividends on Series Q Stock then being redeemed to the date of redemption.

             (2) On each Sinking Fund Date so long as and to the extent that Series Q Stock shall be outstanding, and provided that the Corporation has fulfilled its Sinking Fund Obligation on such date, the Corporation may at the option of the Board of Directors redeem additional shares of Series Q Stock (any redemption of less than all of the then outstanding Series Q Stock being applied in satisfaction of required Sinking Fund Obligations in inverse order of their scheduled Sinking Fund Dates) at the redemption price of $1,000 per share (the "Redemption Amount"), plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption, plus in each case the Optional Redemption Amount, if any.

             For purposes of this Section 23(d)(2) (and Section 23(e) as provided therein), the following definitions shall apply:

                "OPTIONAL REDEMPTION AMOUNT" shall mean, with respect to each share of Series Q Stock, an amount equal to (A) the excess, if any, of the Discounted Value of the Called Amount over the sum of (i) such Called Amount plus (ii) accrued and unpaid dividends on the shares of Series Q Stock to be redeemed as of (including dividends payable on) the Settlement Date, divided by (B) the number of shares of Series Q Stock to be redeemed on such Settlement Date. The Optional Redemption Amount shall in no event be less than zero.

                "BUSINESS DAY" shall mean any day other than a Saturday, a Sunday or a day on which commercial banks in New York City or Ohio are required or authorized to be closed.

                "CALLED AMOUNT" shall mean, with the respect to the Series Q Stock the aggregate Redemption Amount of the shares of Series Q Stock that are to be redeemed pursuant to this Section 23(d)(2) or pursuant to the provisions of Section 23(e) regarding voluntary liquidation, dissolution, or winding up of the affairs of the Corporation.

                "DISCOUNTED VALUE" shall mean, with respect to the Called Amount, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Amount from their respective scheduled due dates to the Settlement Date, in accordance with accepted financial practice and at a discount factor (applied on a quarterly basis) equal to the Reinvestment Yield with respect to such Called Amount.

                "REINVESTMENT YIELD" shall mean, with respect to the Called Amount, the yield to maturity implied by (i) the yields reported, as of 10:00 A.M. (New York City time) on the Business Day next preceding the Settlement Date, on the display designated as "Page 678" on the Telerate Service (or such other display as may replace Page 678 on the Telerate Service) for actively traded U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Amount as of such Settlement Date, or, if such yields shall not be reported as of such time or if the yields reported as of such time shall not be ascertainable, (ii) the Treasury Constant Maturity Series yields reported, for the latest day for which such yields shall have been so reported as of the Business Day next preceding the Settlement Date, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Amount as of such Settlement Date. Such implied yield shall be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between reported yields.

                "REMAINING AVERAGE LIFE" shall mean, with respect to the Called Amount, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Amount into (ii) the sum of the products obtained by multiplying (a) each Remaining Scheduled Payment of such Called Amount (but not of dividends that would have been payable with respect to the shares of Series Q Stock to be redeemed between the Settlement Date and the respective Sinking Fund Dates) by (b) the number of years (calculated to the nearest one-twelfth year which will elapse between the Settlement Date and the scheduled Sinking Fund Date of such Remaining Scheduled Payment.

                "REMAINING SCHEDULED PAYMENTS" shall mean, with respect to the Called Amount, all payments required by Section 23(d)(1) with respect to such Called Amount plus all dividends at the rate of $103.60 per annum on the shares of Series Q Stock to be redeemed that would have been payable between the Settlement Date and the respective Sinking Fund Dates.

                "SETTLEMENT DATE" shall mean, with respect to the Called Amount, the date on which such Called Amount is to be redeemed pursuant to this Section 23(d)(2) or becomes payable pursuant to the provisions of Section 23(e) regarding voluntary liquidation, dissolution or winding up of the affairs of the Corporation.

             (3) On June 1, 2001, the Corporation shall redeem all remaining shares of Series Q Stock, if any, then outstanding at the redemption price of $1,000 per share plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption.

          (e) The amount payable per share on Series Q Stock in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the redemption price then in effect as set forth in Subsection (d)(2) of this Section and in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $1,000, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this Subsection (e).

          (f) The number of shares of Series Q Stock shall not be increased above,and shall not exceed, 75,000. Series Q Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series Q Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

          (g) In the event that there is for any reason a change in the Federal Tax Rate (other than a change increasing such rate to more than 34%), then, in that event, the dividend rate on the Series Q Stock shall be automatically adjusted (but not higher than a rate of $105.00 per annum), effective as of the effective date of change for each such change, to the rate per annum determined by multiplying the original dividend rate on such Series Q Stock by the Adjustment Fraction.

          For purposes of this Section 23(g), the following definitions shall apply:

          "ADJUSTMENT FRACTION" shall mean the following fraction resulting from the following formula:

              (1 - Xo X Fo)) X (1 - Fn)
              (1 - Xo X Fn)) X (1 - Fo)

        where

          Xo = 30% (the Inclusion Rate, which is that portion of dividends received that are includable in taxable income for corporations as set forth in the Internal Revenue Code of 1986 as amended).

          Fo = 34% (the Federal Tax Rate in effect on the date the original dividend rate was determined)

          Fn = the new Federal Tax Rate

          The Adjustment Fraction will be rounded to three decimal places with rounding up if the Fourth decimal place is .0005 or higher, and rounding down otherwise.

          "FEDERAL TAX RATE" shall mean the highest marginal income tax rate in effect for corporations as set forth in the Internal Revenue Code of 1986 as amended.

     Section 24. SERIAL PREFERRED STOCK, $88.00 SERIES R. 50,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $88.00 Series R" (hereinafter called "Series R Stock"). The shares of Series R Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class and, in addition, the following express terms applicable to all shares of Series R Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series R Stock shall be $88.00 per share.

          (b) Dividends on Series R Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on March 1, 1992, to the extent accrued. The amount of dividends payable on any share of Series R Stock for any period shorter than a full quarterly dividend period shall be calculated on the basis of a 360-day year and 30-day months and, with respect to any month in which such share of the Series R Stock is not outstanding for the entire month, the actual number of days that such share of Series R stock is outstanding in such month.

          (c) Dividends on Series R Stock shall be cumulative as follows:

        (1) With respect to shares included in the initial issue of Series R Stock and shares issued any time thereafter up to and including the record date for the payment of the first dividend on the initial issue of Series R Stock, dividends shall be cumulative from the date of the initial issue of Series R Stock; and

        (2) With respect to shares issued any time after the aforesaid record date, dividends shall be cumulative from the dividend payment date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the record date for the payment of a dividend on Series R Stock and ending on the payment date of that dividend, dividends with respect to such shares shall be cumulative from that dividend payment date.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, the Corporation shall, on December 1, 2001, redeem all shares of Series R Stock then outstanding at the redemption price of $1,000 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption. If the Corporation shall not have on such date sufficient funds legally available to effect such mandatory redemption, it shall set aside for such redemption on such date such funds, if any, as are then legally available, and shall do so as promptly as practicable thereafter as the Corporation determines that it has funds then legally available, and shall apply such funds to the redemption of shares of Series R Stock as provided in this paragraph until it has redeemed all of the Series R Stock. Notwithstanding the foregoing, if at any time the Corporation (i) shall be obligated to redeem Series R Stock or to set aside legally available funds for that purpose and to redeem other Serial Preferred Stock and (ii) shall not have sufficient funds legally available to do so in full, then such portion of such then legally available funds shall be set aside to redeem the Series R Stock as shall bear the same ratio to the total funds then legally available to effect such redemption and to meet the then unmet obligations to redeem all outstanding Serial Preferred Stock as the then unmet obligation to redeem Series R Stock bears to the aggregate of such unmet obligations to redeem and the then unmet obligations to redeem all outstanding Serial Preferred Stock. At any time following the setting aside of funds to redeem Series R Stock pursuant to this paragraph when the amount so set aside is sufficient to redeem at least 100 shares of Series R Stock, the Corporation shall promptly call for redemption such number of whole shares of Series R Stock as may be redeemed with such amount at the redemption price of $1,000 per share, plus accrued but unpaid dividends on Series R Stock then being redeemed to the date of redemption. The shares of Series R Stock shall not be subject to redemption except pursuant to this paragraph.

          (e) The amount payable per share on Series R Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $1,000, plus an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (f) The number of shares of Series R Stock shall not be increased above, and shall not exceed, 50,000. Series R Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series R Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 25. SERIAL PREFERRED STOCK, $90.00 SERIES S. 75,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $90.00 Series S" (hereinafter called "Series S Stock"). The shares of Series S Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class and, in addition, the following express terms applicable to all shares of Series S Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series S Stock shall be $90.00 per share.

          (b) Dividends on Series S Stock shall be payable, if declared, quarterly on the first day of February, May, August and November of each year, the first quarterly dividend being payable, if declared, on February 1, 1993, to the extent accrued. The amount of dividends payable for the initial dividend period or any period shorter than a full quarterly dividend period shall be calculated on the basis of a 360-day year and 30-day months or, with respect to any month in which any share of the Series S Stock is not outstanding for the entire month, the actual number of days that such share of Series S Stock is outstanding in such month.

          (c) Dividends on Series S Stock shall be cumulative as follows:

             (1) With respect to shares included in the initial issue of Series S Stock and shares issued any time thereafter up to and including the record date for the payment of the first dividend on the initial issue of Series S Stock, dividends shall be cumulative from the date of the initial issue of Series S Stock; and

             (2) With respect to shares issued any time after the aforesaid record date, dividends shall be cumulative from the dividend payment date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the record date for the payment of a dividend on Series S Stock and ending on the payment date of that dividend, dividends with respect to such shares shall be cumulative from that dividend payment date.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, the Corporation shall, on November 1, 1999 and on each November 1 thereafter, redeem 18,750 shares of Series S Stock, or the number of shares then outstanding, if less, at the redemption price of $1,000 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption. If the Corporation shall not have on any such date sufficient funds legally available to effect such mandatory redemption, it shall set aside for such redemption on such date such funds, if any, as are then legally available, and shall do so as promptly as practicable thereafter as the Corporation determines that it has funds then legally available, and shall apply such funds to the redemption of shares of Series S Stock as provided in the last sentence of this paragraph until it has redeemed all of the Series S Stock then required to be redeemed pursuant to the first sentence of this paragraph. Notwithstanding the foregoing, if at any time the Corporation (i) shall be obligated to redeem Series S Stock or to set aside legally available funds for that purpose and to redeem other Serial Preferred Stock for its sinking fund or other mandatory redemption terms and (ii) shall not have sufficient funds legally available to do so in full, then such portion of such then legally available funds shall be set aside to redeem the Series S Stock as shall bear the same ratio to the total funds then legally available to effect such redemption and to meet the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock as the then unmet obligation to redeem Series S Stock bears to the aggregate of such unmet obligations to redeem and the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock. At any time following the setting aside of funds to redeem Series S Stock pursuant to this paragraph when the amount so set aside is sufficient to redeem at least 100 shares of Series S Stock, the Corporation shall promptly call for redemption such number of whole shares of Series S Stock as may be redeemed with such amount at the redemption price of $1,000 per share, plus accrued but unpaid dividends on Series S Stock then being redeemed to the date of redemption. The shares of Series S Stock shall not be subject to redemption except pursuant to this paragraph.

          (e) The amount payable per share on Series S Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $1,000, plus an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (f) The number of shares of Series S Stock shall not be increased above, and shall not exceed, 75,000. Series S Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series S Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 26. SERIAL PREFERRED STOCK, $42.40 SERIES T. 200,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $42.40 Series T" (hereinafter called "Series T Stock"). The shares of Series T Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class and, in addition, the following express terms applicable to all shares of Series T Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series T Stock shall be $42.40 per share.

          (b) Dividends on Series T Stock shall be payable, if declared, quarterly on the first day of February, May, August and November of each year, the first quarterly dividend being payable, if declared, on August 1, 1993, to the extent accrued. The amount of dividends payable for the initial dividend period or any period shorter than a full quarterly dividend period shall be calculated on the basis of a 360-day year and 30-day months or, with respect to any month in which any share of the Series T Stock is not outstanding for the entire month, the actual number of days that such share of Series T Stock is outstanding in such month.

          (c) Dividends on Series T Stock shall be cumulative as follows:

             (1) With respect to shares included in the initial issue of Series T Stock and shares issued any time thereafter up to and including the record date for the payment of the first dividend on the initial issue of Series T Stock, dividends shall be cumulative from the date of the initial issue of Series T Stock; and

             (2) With respect to shares issued any time after the aforesaid record date, dividends shall be cumulative from the dividend payment date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the record date for the payment of a dividend on Series T Stock and ending on the payment date of that dividend, dividends with respect to such shares shall be cumulative from that dividend payment date.

          (d) Series T Stock shall not be redeemable prior to June 1, 1998. Thereafter, subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series T Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $500 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption.

          (e) The amount payable per share on Series T Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $500, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (f) The number of shares of Series T Stock shall not be increased above, and shall not exceed, 200,000. Series T Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series T Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 27. SERIAL PREFERRED STOCK, $4.25 SERIES U. 160,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $4.25 Series U" (hereinafter called "Series U Stock"). The Series U Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series U Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series U Stock shall be $4.25 per share.

          (b) Dividends on Series U Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its 4 1/4% Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series U Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series U Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its 4 1/4% Cumulative Preferred Stock prior to the conversion of such 4 1/4% Cumulative Preferred Stock into the Series U Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series U Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $104.625 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series U Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum of $4.625 shall be so paid.

          (f) The number of shares of Series U Stock shall not be increased above, and shall not exceed, 160,000. Series U Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series U Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in,

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     any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 28. SERIAL PREFERRED STOCK, $4.56 SERIES V. 50,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $4.56 Series V" (hereinafter called "Series V Stock"). The Series V Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series V Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series V Stock shall be $4.56 per share.

          (b) Dividends on Series V Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its 4.56% Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series V Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series V Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its 4.56% Cumulative Preferred Stock prior to the conversion of such 4.56% Cumulative Preferred Stock into the Series V Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series V Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $101.00 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series V Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum of $1.00 shall be so paid.

          (f) The number of shares of Series V Stock shall not be increased above, and shall not exceed, 150,000. Series V Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series V Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 29. SERIAL PREFERRED STOCK, $4.25 SERIES W. 100,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $4.25 Series W" (hereinafter called "Series W Stock"). The Series W Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series W Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series W Stock shall be $4.25 per share.

          (b) Dividends on Series W Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its 4.25% Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series W Stock shall be the next ensuing first day of March, June, September or December.

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          (c) Dividends on Series W Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its 4.25% Cumulative Preferred Stock prior to the conversion of such 4.25% Cumulative Preferred Stock into the Series W Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series W Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $102.00 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series W Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum of $2.00 shall be so paid.

          (f) The number of shares of Series W Stock shall not be increased above, and shall not exceed, 100,000. Series W Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series W Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 30. SERIAL PREFERRED STOCK, $8.32 SERIES X. 100,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $8.32 Series X" (hereinafter called "Series X Stock"). The Series X Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series X Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series X Stock shall be $8.32 per share.

          (b) Dividends on Series X Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its 8.32% Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series X Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series X Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its 8.32% Cumulative Preferred Stock prior to the conversion of such 8.32% Cumulative Preferred Stock into the Series X Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series X Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $102.46 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series X Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum of $2.46 shall be so paid.

          (f) The number of shares of Series X Stock shall not be increased above, and shall not exceed, 100,000. Series X Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series X Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in,

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     any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 31. SERIAL PREFERRED STOCK, $7.76 SERIES Y. 150,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $7.76 Series Y" (hereinafter called "Series Y Stock"). The Series Y Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series Y Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series Y Stock shall be $7.76 per share.

          (b) Dividends on Series Y Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its 7.76% Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series Y Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series Y Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its 7.76% Cumulative Preferred Stock prior to the conversion of such 7.76% Cumulative Preferred Stock into the Series Y Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series Y Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $102.437 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series Y Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum of $2.437 shall be so paid.

          (f) The number of shares of Series Y Stock shall not be increased above, and shall not exceed, 150,000. Series Y Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series Y Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 32. SERIAL PREFERRED STOCK, $7.80 SERIES Z. 150,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $7.80 Series Z" (hereinafter called "Series Z Stock"). The Series Z Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series Z Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series Z Stock shall be $7.80 per share.

          (b) Dividends on Series Z Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its 7.80% Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series Z Stock shall be the next ensuing first day of March, June, September or December.

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          (c) Dividends on Series Z Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its 7.80% Cumulative Preferred Stock prior to the conversion of such 7.80% Cumulative Preferred Stock into the Series Z Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series Z Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $101.65 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series Z Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum of $1.65 shall be so paid.

          (f) The number of shares of Series Z Stock shall not be increased above, and shall not exceed, 150,000. Series Z Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series Z Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 33. SERIAL PREFERRED STOCK, $10.00 SERIES AA. 190,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $10.00 Series AA" (hereinafter called "Series AA Stock"). The Series AA Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series AA Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series AA Stock shall be $10.00 per share.

          (b) Dividends on Series AA Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its 10% Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series AA Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series AA Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its 10% Cumulative Preferred Stock prior to the conversion of such 10% Cumulative Preferred Stock into the Series AA Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series AA Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $101.00 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series AA Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum of $1.00 shall be so paid.

          (f) The number of shares of Series AA Stock shall not be increased above, and shall not exceed, 190,000. Series AA Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series AA Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in,

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     any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 34. SERIAL PREFERRED STOCK, $9.375 SERIES BB. 83,500 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $9.375 Series BB" (hereinafter called "Series BB Stock"). The Series BB Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series BB Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series BB Stock shall be $9.375 per share.

          (b) Dividends on Series BB Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its 9.375% Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series BB Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series BB Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its 9.375% Cumulative Preferred Stock prior to the conversion of such 9.375% Cumulative Preferred Stock into the Series BB Stock in the Merger.

          (d) Subject in each case to the provisions of Section 5(c)(3) of this Division, Series BB Stock shall be redeemable in the manner provided in Sections 3(b)(1) and (2) of this Division, and as follows:

             (1) Series BB Stock shall be redeemed in part from time to time for the Sinking Fund as hereinafter set forth at a redemption price of $100 per share, plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption (such price plus such amount being hereinafter called the "Sinking Fund Redemption Price"). As and for a Sinking Fund for Series BB Stock, so long as and to the extent that any shares thereof are outstanding, the Corporation will redeem on each June 1 (hereinafter called "Sinking Fund Date") commencing with June 1, 1995 and ending on June 1, 1998, 16,650 shares of Series BB Stock, and on June 1, 1999, the remaining 16,900 shares of Series BB Stock, or the number of shares then outstanding, if less, at the Sinking Fund Redemption Price (the Corporation's obligation to redeem such number of shares on any Sinking Fund Date being hereinafter referred to as the "Sinking Fund Obligation"). If the Corporation shall not have on any Sinking Fund Date sufficient funds legally available to effect such mandatory redemption, it shall set aside for such redemption on such date such funds, if any, as are then legally available, and shall do so as promptly as practicable thereafter as the Corporation determines that it has funds then legally available, and shall apply such funds to the redemption of shares of Series BB Stock as provided in the last sentence of this Subsection (d)(1) until it has redeemed all of the Series BB Stock then required to be redeemed pursuant to this Subsection (d)(1). Notwithstanding the foregoing, if at any time the Corporation (i) shall be obligated to redeem Series BB Stock or to set aside legally available funds for that purpose and to redeem other Serial Preferred Stock for its sinking fund or other mandatory redemption terms and (ii) shall not have sufficient funds legally available to do so in full, then such portion of such then legally available funds shall be set aside to redeem the Series BB Stock as shall bear the same ratio to the total funds then legally available to effect such redemption and to meet the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock as the then unmet obligation to redeem Series BB Stock bears to the aggregate of such unmet obligations to redeem and the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock. At any time following the setting aside of funds to redeem Series BB Stock pursuant to this Subsection (d)(1) when the amount so set aside is sufficient to redeem at least 100 shares of Series BB Stock, the Corporation shall promptly call for redemption such number of whole shares of Series BB Stock as may be redeemed with such amount at the redemption price of $100 per share, plus accrued but unpaid dividends on Series BB Stock then being redeemed to the date of redemption.

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             (2) On each Sinking Fund Date so long as and to the extent that
        Series BB Stock shall be outstanding, and provided that the Corporation has fulfilled its Sinking Fund Obligation on such date, the Corporation may at the option of the Board of Directors on each said June 1 redeem up to 16,650 additional shares of Series BB Stock (any redemption of less than all of the then outstanding Series BB Stock being applied in satisfaction of required Sinking Fund Obligations in inverse order of their scheduled Sinking Fund Dates) at the redemption price of $100 per share (the "Redemption Amount"), plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that not more than 37,500 shares of Series BB Stock shall be redeemed pursuant to this Subsection (d)(2).

             (3) Series BB Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $101.98 per share if redeemed prior to June 1, 1995, or $101.48 per share if redeemed on or subsequent to June 1, 1995 and prior to June 1, 1996, or $100.99 per share if redeemed on or subsequent to June 1, 1996 and prior to June 1, 1997, or $100.49 per share if redeemed on or subsequent to June 1, 1997 and prior to June 1, 1998, or $100.00 per share if redeemed on or subsequent to June 1, 1998 plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption.

          (e) The amount payable per share on Series BB Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum equal to the excess of the redemption price per share provided in Subsection (d)(3) hereof over $100 shall be so paid.

          (f) The number of shares of Series BB Stock shall not be increased above, and shall not exceed, 83,500. Series BB Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series BB Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 35. SERIAL PREFERRED STOCK, $8.84 SERIES CC. 250,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $8.84 Series CC" (hereinafter called "Series CC Stock"). The Series CC Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series CC Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series CC Stock shall be $8.84 per share.

          (b) Dividends on Series CC Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its 8.84% Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series CC Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series CC Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its 8.84% Cumulative Preferred Stock prior to the conversion of such 8.84% Cumulative Preferred Stock into the Series CC Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series CC Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $101.00 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

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          (e) The amount payable per share on Series CC Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100.00, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum of $1.00 shall be so paid.

          (f) The number of shares of Series CC Stock shall not be increased above, and shall not exceed, 250,000. Series CC Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series CC Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 36. SERIAL PREFERRED STOCK, $9.46 SERIES DD. 350,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $9.46 Series DD" (hereinafter called "Series DD Stock"). The Series DD Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series DD Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series DD Stock shall be $9.46 per share.

          (b) Dividends on Series DD Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its $2.365 Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series DD Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series DD Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its $2.365 Cumulative Preferred Stock prior to the conversion of such $2.365 Cumulative Preferred Stock into the Series DD Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series DD Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $111.00 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series DD Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100.00, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum of $11.00 shall be so paid.

          (f) The number of shares of Series DD Stock shall not be increased above, and shall not exceed, 350,000. Series DD Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series DD Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 37. SERIAL PREFERRED STOCK, ADJUSTABLE RATE SERIES EE. 300,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, Adjustable Rate Series EE" (hereinafter called "Series EE Stock"). The Series EE Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series EE Stock as a series of the Serial Preferred Stock:

          (a) The dividend rate of the Series EE Stock shall be as follows:

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             (1) An annual rate that is .15% above the Applicable Rate (as defined in Subsection (a)(2) from time to time in effect for each three-month dividend period; provided, however, that the annual dividend rate shall in no event be less than 7.00% or more than 14.00% for any dividend period.

             (2) The applicable rate (hereinafter called the "Applicable Rate") for any dividend period shall be the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate (each as hereinafter defined) for such dividend period, except that in the event the Corporation determines in good faith that for any reason one or more of such rates cannot be determined for any dividend period, then the Applicable Rate for such dividend shall be the higher of whichever of such rates can be so determined or in the event the Corporation determines in good faith that none of such rates can be determined for any dividend period, then the Applicable Rate in effect for the preceding dividend period shall be continued for such dividend period.

             (3) Except as provided below in this Subsection (a)(3), the "Treasury Bill Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period (as hereinafter defined)) for the three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of February, May, August or November, as the case may be, prior to the dividend period for which the dividend rate on the Series EE Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum market discount rate during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during such Calendar Period) for three-month U.S. Treasury bills, as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum market discount rate for three-month U.S. Treasury bills is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during such Calendar Period) for all of the U.S. Treasury bills then having maturities of not less than 80 nor more than 100 days, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such rates, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event the Corporation determines in good faith that for any reason no such U.S. Treasury bill rates are published as provided above during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable non-interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation. In the event the Corporation determines in good faith that for any reason the Corporation cannot determine the Treasury Bill Rate for such dividend period as provided above in this Subsection (a)(3), the Treasury Bill Rate for such dividend period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (4) Except as provided below in this Subsection (a)(4), the "Ten Year Constant Maturity Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of February, May, August or November, as the case may be, prior to the dividend period for which the dividend rate on the Series EE Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Ten Year Average Yield during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield is published during such Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Ten Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield is published during such Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities (as hereinafter defined)) then having maturities of not less than eight nor more than twelve years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event the Corporation determines in good faith that for any reason the Corporation cannot determine the Ten Year Constant Maturity Rate for such dividend period as provided above in this Subsection (a)(4), then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the per annum average yields to maturity based upon the Closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eight nor more than twelve years from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (5) Except as provided below in this Subsection (a)(5), the "Twenty Year Constant Maturity Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of February, May, August or November, as the case may be, prior to the dividend period for which the dividend rate on the Series EE Stock is being determined. In the event the Federal Reserve Board does not publish such a weekly per annum Twenty Year Average Yield during such Calendar Period, then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield is published during such Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Twenty Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield is published during such Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having maturities of not less than eighteen nor more than twenty-two years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. government department or agency selected by the Corporation. In the event that the Corporation determines in good faith that for any reason the Corporation cannot determine the Twenty Year Constant Maturity Rate for such dividend period as provided above in this Subsection

        (a)(5), then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eighteen nor more than twenty-two years from the date of each quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (6) The Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate each shall be rounded to the nearest one hundredth of a percentage point.

             (7) The fixed dividend rate per share for each dividend period shall be computed in dollars by dividing the dividend rate for such dividend period by four and, in the case of an Applicable Rate, converting such rate to a fraction and multiplying it by $100.00; provided that the dividend payable for any period longer or shorter than a full quarterly dividend period shall be computed on the basis of a 360-day year consisting of 30-day months.

             (8) The dividend rate with respect to each dividend period shall be calculated as promptly as practicable by the Corporation. The mathematical accuracy of each such calculation shall be confirmed in writing by the Corporation's independent auditors. The Corporation shall cause each individual rate to be published in a newspaper of general circulation in New York City prior to the commencement of the dividend period to which it applies.

             (9) As used in this Subsection (a), the term "Calendar Period" means a period of fourteen calendar days; the term "Special Securities" means securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount; the term "Ten Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and the term "Twenty Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of twenty years).

          (b) Dividends on Series EE Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its Adjustable Rate Preferred Stock, Series A, then the first payment date for a quarterly dividend on the Series EE Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series EE Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its Adjustable Rate Preferred Stock, Series A, prior to the conversion of such Adjustable Rate Preferred Stock, Series A, into the Series EE Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series EE Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $103.00 per share if redeemed prior to December 1, 1995 and $100.00 per share if redeemed on or after December 1, 1995, plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series EE Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100.00, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary and occurs prior to December 1, 1995, an additional sum of $3.00 shall be so paid.

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          (f) The number of shares of Series EE Stock shall not be increased above, and shall not exceed, 300,000. Series EE Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series EE Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 38. SERIAL PREFERRED STOCK, ADJUSTABLE RATE SERIES FF. 300,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, Adjustable Rate Series FF" (hereinafter called "Series FF Stock"). The Series FF Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series FF Stock as a series of the Serial Preferred Stock:

          (a) The dividend rate of the Series FF Stock shall be as follows:

             (1) An annual rate that is 1.00% above the Applicable Rate (as defined in Subsection (a)(2) from time to time in effect for each three-month dividend period; provided, however, that the annual dividend rate shall in no event be less than 7.00% or more than 13.00% for any dividend period.

             (2) The applicable rate (hereinafter called the "Applicable Rate") for any dividend period shall be the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate (each as hereinafter defined) for such dividend period, except that in the event the Corporation determines in good faith that for any reason one or more of such rates cannot be determined for any dividend period, then the Applicable Rate for such dividend shall be the higher of whichever of such rates can be so determined or in the event the Corporation determines in good faith that none of such rates can be determined for any dividend period, then the Applicable Rate in effect for the preceding dividend period shall be continued for such dividend period.

             (3) Except as provided below in this Subsection (a)(3), the "Treasury Bill Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period (as hereinafter defined)) for the three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of February, May, August or November, as the case may be, prior to the dividend period for which the dividend rate on the Series FF Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum market discount rate during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during such Calendar Period) for three-month U.S. Treasury bills, as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum market discount rate for three-month U.S. Treasury bills is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the two most recently weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during such Calendar Period) for all of the U.S. Treasury bills then having maturities of not less than 80 nor more than 100 days, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such rates, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event the Corporation determines in good faith that for any reason no such U.S. Treasury bill rates are published as provided above during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable non-interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less

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        frequently if daily quotations are not generally available) to the
        Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation. In the event the Corporation determines in good faith that for any reason the Corporation cannot determine the Treasury Bill Rate for such dividend period as provided above in this Subsection (a)(3), the Treasury Bill Rate for such dividend period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (4) Except as provided below in this Subsection (a)(4), the "Ten Year Constant Maturity Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of February, May, August or November, as the case may be, prior to the dividend period for which the dividend rate on the Series FF Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Ten Year Average Yield during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield is published during such Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Ten year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield is published during such Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities (as hereinafter defined)) then having maturities of not less than eight nor more than twelve years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event the Corporation determines in good faith that for any reason the Corporation cannot determine the Ten Year Constant Maturity Rate for such dividend period as provided above in this Subsection (a)(4), then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eight nor more than twelve years from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (5) Except as provided below in this Subsection (a)(5), the "Twenty Year Constant Maturity Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of February, May, August or November, as the case may be, prior to the dividend period for which the dividend rate on the Series FF Stock is being determined. In the event the Federal Reserve Board does not publish such a weekly per annum Twenty Year Average Yield during such Calendar Period, then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield is published during such Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Twenty Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield is published during such Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having maturities of not less than eighteen nor more than twenty-two years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. government department or agency selected by the Corporation. In the event that the Corporation determines in good faith that for any reason the Corporation cannot determine the Twenty Year Constant Maturity Rate for such dividend period as provided above in this Subsection (a)(5), then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eighteen nor more than twenty-two years from the date of each quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (6) The Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate each shall be rounded to the nearest one hundredth of a percentage point.

             (7) The fixed dividend rate per share for each dividend period shall be computed in dollars by dividing the dividend rate for such dividend period by four and, in the case of an Applicable Rate, converting such rate to a fraction and multiplying it by $100.00; provided that the dividend payable for any period longer or shorter than a full quarterly dividend period shall be computed on the basis of a 360-day year consisting of 30-day months.

             (8) The dividend rate with respect to each dividend period shall be calculated as promptly as practicable by the Corporation. The mathematical accuracy of each such calculation shall be confirmed in writing by the Corporation's independent auditors. The Corporation shall cause each individual rate to be published in a newspaper of general circulation in New York City prior to the commencement of the dividend period to which it applies.

             (9) As used in this Subsection (a), the term "Calendar Period" means a period of fourteen calendar days; the term "Special Securities" means securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount; the term "Ten Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and the term "Twenty Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of twenty years).

          (b) Dividends on Series FF Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its Adjustable Rate Preferred Stock, Series B, then the first payment date for a quarterly dividend on the Series FF Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series FF Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its Adjustable Rate Preferred Stock, Series B, prior to the conversion of such Adjustable Rate Preferred Stock, Series B, into the Series FF Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series FF Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $103.00 per share if redeemed prior to March 1, 1996 and $100.00 per share if redeemed on or after March 1, 1996, plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series FF Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100.00, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary and occurs prior to March 1, 1996, an additional sum of $3.00 shall be so paid.

          (f) The number of shares of Series FF Stock shall not be increased above, and shall not exceed, 300,000. Series FF Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series FF Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 39. SERIAL PREFERRED STOCK, $11.24 SERIES GG. 100,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $11.24 Series GG" (hereinafter called "Series GG Stock"). The Series GG Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series GG Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series GG Stock shall be $11.24 per share.

          (b) Dividends on Series GG Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its $2.81 Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series GG Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series GG Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its $2.81 Cumulative Preferred Stock prior to the conversion of such $2.81 Cumulative Preferred Stock into the Series GG Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series GG Stock shall be redeemable as follows:

             (1) So long as there shall be outstanding any shares of Series GG Stock, after full dividends on the outstanding Serial Preferred Stock of all series shall have been paid or declared and set apart for payment with respect to all past dividend periods and the current dividend period, the Corporation shall redeem for a sinking fund, at a redemption price of $100.00 per share ("Sinking Fund Redemption Price"), plus an amount, per share, equal to all dividends accrued and unpaid thereon to the date of redemption, payable out of funds legally available therefor, 100,000 shares of Series GG Stock, on September 1, in each year beginning in 1995, unless a fewer number of shares shall be outstanding in which case the fewer number shall be so redeemed; provided, however, that the Corporation may apply, as a credit against the number of shares of Series GG Stock to be redeemed for the sinking fund as aforesaid, any shares of Series GG Stock previously purchased or redeemed by the Corporation, other than shares previously redeemed for the sinking fund or shares redeemed pursuant to subparagraph (d)(2) of this Paragraph or shares previously so applied as a credit. If the Corporation shall fail for any reason on any such September 1 so to redeem and credit 100,000 shares for the sinking fund, the number of shares to be redeemed and credited on the next such September 1 shall be increased by the amount of the deficiency. Unless all shares of Series GG Stock theretofore required to be redeemed for the sinking fund for Series GG Stock shall have been redeemed, no dividends shall be declared or paid upon or set apart for the Common Stock or any other stock ranking junior to the Cumulative Preferred Stock in respect of dividends or assets, and no shares of Common Stock or any other stock ranking junior to the Cumulative Preferred Stock in respect of dividends or assets shall be purchased or otherwise acquired for a consideration by the Corporation.

             (2) On September 1 in each year beginning in 1995, the Corporation, at the option of the Board of Directors, may redeem an additional 100,000 shares of Series GG Stock, at the Sinking Fund Redemption Price, plus an amount, per share, equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that the redemption of such additional shares shall not reduce the amount so required to be redeemed in any subsequent year; and provided, further, that the right of the Corporation to redeem such additional shares shall not be cumulative.

             (3) The Corporation, at the option of the Board of Directors, may redeem at any time all, or from time to time any part, of the outstanding Series GG Stock as follows:

                               IF REDEEMED IN                     UPON PAYMENT
                               THE 12 MONTHS                   OF THE REDEMPTION
                            ENDING ON AUGUST 31,               PRICE PER SHARE OF
               ----------------------------------------------  ------------------
                      1995...................................       $ 102.48
                      1996...................................         101.24
                      1997...................................         100.00

        plus, in each case, an amount, per share, equal to all dividends accrued and unpaid thereon to the date of redemption.

             (4) On September 1, 1997, the Corporation shall redeem, out of funds legally available therefor, all remaining shares of Series GG Stock, if any, then outstanding at the redemption price of $100.00 per share, plus an amount, per share, equal to all dividends accrued and unpaid thereon to the date of redemption.

          (e) The amount payable per share on Series GG Stock in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the redemption price then in effect as set forth in subparagraph (d)(3) of this Paragraph or in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $100.00, plus, in either case, an amount, per share, equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this subparagraph.

          (f) The number of shares of Series GG Stock shall not be increased above and shall not exceed 250,000. Series GG Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series GG Stock, but, having been restored to the status of authorized but unissued shares of Cumulative Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Cumulative Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

                                   DIVISION B

     The Preference Stock shall have the following express terms:

     Section 1. Preferences; Series. The Preference Stock shall rank junior to the Serial Preferred Stock as to the payment of dividends and as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation. The Preference Stock may be issued from time to time in one or more series. All shares of Preference Stock shall be of equal rank and shall be identical, except in respect of the matters that may be fixed by the Board of Directors as hereinafter provided, and each share of a series shall be identical with all other shares of such series, except as to the date from which dividends are cumulative. Subject to the provisions of Sections 2 to 7, inclusive, of this Division, which provisions shall apply to all Preference Stock, the Board of Directors hereby is authorized to cause such shares to be issued in one or more series and with respect to each such series to determine and fix prior to the issuance thereof (and thereafter, to the extent provided in clause (b) of this Section) the following:

          (a) The designation of the series, which may be by distinguishing number, letter or title;

          (b) The number of shares of the series, which number the Board of Directors may (except where otherwise provided in the creation of the series) increase or decrease from time to time before or after the issuance thereof (but not below the number of shares thereof then outstanding);

          (c) The annual dividend rate or rates of the series;

          (d) The dates on which and the period or periods for which dividends, if declared, shall be payable and the date or dates from which dividends shall accrue and be cumulative;

          (e) The redemption rights and price or prices, if any, for shares of the series;

          (f) The terms and amount of the sinking fund, if any, for the purchase or redemption of shares of the series;

          (g) The amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, which may be different for voluntary and involuntary liquidation, dissolution or winding up;

          (h) Whether the shares of the series shall be convertible into Common Stock or shares of any other class ranking junior to the Preference Stock or any series of the same class of stock of the Corporation and, if so, the conversion rate or rates or price or prices, any adjustments thereof and all other terms and conditions upon which such conversion may be made; and

          (i) Restrictions (in addition to those set forth in Sections 5(c) and 5(d) of this Division) on the issuance of shares of the same series or of any other class or series.

     The Board of Directors is authorized to adopt from time to time amendments to the Amended Articles of Incorporation fixing, with respect to each such series, the matters described in clauses (a) to (i), inclusive, of this Section.

     Section 2.  Dividends.

          (a) The holders of Preference Stock of each series, subject to the prior preference with respect to dividends upon Serial Preferred Stock set forth in Section 2 of Division A and in preference to the holders of Common Stock and of any other class of shares ranking junior to the Preference Stock, shall be entitled to receive out of any funds legally available and when and as declared by the Board of Directors, dividends in cash at the rate or rates for such series fixed in accordance with the provisions of
     Section 1 of this Division and no more, payable on the dates fixed for such series. Such dividends shall be cumulative, in the case of shares of each particular series, from and after the date or dates fixed with respect to such series. No dividends shall be paid upon or declared or set apart for any series of the Preference Stock for any dividend period unless at the same time a like proportionate dividend for the dividend periods terminating on the same or any earlier date, ratably in proportion to the respective annual dividend rates fixed therefor, shall have been paid upon or declared or set apart for all Preference Stock of all series then issued and outstanding and entitled to receive such dividend.

          (b) So long as any Preference Stock shall be outstanding no dividend, except a dividend payable in Common Stock or other shares ranking junior to the Preference Stock, shall be paid or declared or any distribution be made, except as aforesaid, in respect of the Common Stock or any other shares ranking junior to the Preference Stock, nor shall any Common Stock or any other shares ranking junior to the Preference Stock be purchased, retired or otherwise acquired by the Corporation, except out of the proceeds of the sale of Common Stock or other shares of the Corporation ranking junior to the Preference Stock received by the Corporation subsequent to the date of first issuance of Preference Stock of any series, unless:

             (1) All accrued and unpaid dividends on Preference Stock, including the full dividends for all current dividend periods, shall have been declared and paid or a sum sufficient for payment thereof set apart; and

             (2) There shall be no arrearages with respect to the redemption of Preference Stock of any series from any sinking fund provided for shares of such series in accordance with the provisions of Section 1 of this Division.

     Section 3.  Redemption.

          (a) Subject to the express terms of each series and to the provisions of Section 5(c)(2) of this Division, the Corporation:

             (1) May, from time to time at the option of the Board of Directors, redeem all or any part of any redeemable series of Preference Stock at the time outstanding at the applicable redemption price for such series fixed in accordance with the provisions of Section 1 of this Division; and

             (2) Shall, from time to time, make such redemptions of each series of Preference Stock as may be required to fulfill the requirements of any sinking fund provided for shares of such series at the applicable sinking fund redemption price fixed in accordance with the provisions of
        Section 1 of this Division;

     and shall in each case pay all accrued and unpaid dividends to the redemption date.

        (b) (1) Notice of every such redemption shall be mailed, postage prepaid, to the holders of record of the Preference Stock to be redeemed at their respective addresses then appearing on the books of the Corporation, not less than 30 days nor more than 90 days prior to the date fixed for such redemption, or such other time prior thereto as the Board of Directors shall fix for any series pursuant to Section 1(e) of this Division prior to the issuance thereof. At any time after notice as provided above has been deposited in the mail, the Corporation may deposit the aggregate redemption price of the shares of Preference Stock to be redeemed, together with accrued and unpaid dividends thereon to the redemption date, with any bank or trust company in Ohio or New York, New York, having capital and surplus of not less than $25,000,000, named in such notice, directed to be paid to the respective holders of the shares of Preference Stock so to be redeemed, in amounts equal to the redemption price of all shares of Preference Stock so to be redeemed, on surrender of the stock certificate or certificates held by such holders; and upon the deposit of such notice in the mail and the making of such deposit of money with such bank or trust company, such holders shall cease to be shareholders with respect to such shares; and from and after the time such notice shall have been so deposited and such deposit of money shall have been so made, such holders shall have no interest in or claim against the Corporation with respect to such shares, except only the right to receive such money from such bank or trust company without interest or to exercise, before the redemption date, any unexpired privileges of conversion. In the event less than all of the outstanding shares of Preference Stock are to be redeemed, the Corporation shall select by lot or pro rata the shares so to be redeemed in such manner as shall be prescribed by the Board of Directors.

           (2) If the holders of shares of Preference Stock which have been called for redemption shall not, within 6 years after such deposit, claim the amount deposited for the redemption thereof, any such bank or trust company shall, upon demand, pay over to the Corporation such unclaimed amounts and thereupon such bank or trust company shall be relieved of all responsibility in respect thereof and to such holders.

          (c) Except as otherwise provided in Section 5(d)(2) of this Division, the Corporation may also from time to time purchase or otherwise acquire, for a consideration, shares of its outstanding Preference Stock of any series.

          (d) Any shares of Preference Stock which are (1) redeemed by the Corporation pursuant to the provisions of this Section, (2) purchased and delivered in satisfaction of any sinking fund requirements provided for shares of such series, (3) converted in accordance with the express terms thereof, or (4) otherwise acquired by the Corporation, shall resume the status of authorized but unissued shares of Preference Stock without serial designation.

     Section 4.  Liquidation.

          (a) Subject to the prior preference with respect to distributions to holders of Preferred Stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation:

             (1) The holders of Preference Stock of any series shall, in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, be entitled to receive in full out of the assets of the Corporation, including its capital, before any amount shall be paid or distributed among the holders of the Common Stock or any other shares ranking junior to the Preference Stock, the amounts fixed with respect to shares of such series in accordance with
        Section 1 of this Division, plus an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to such liquidation, dissolution or winding up of the affairs of the Corporation; and in the event the net assets of the Corporation legally available therefor are insufficient to permit the payment upon all outstanding shares of Preference Stock of the full preferential amount to which they are respectively entitled, then such net assets shall be distributed ratably upon outstanding shares of Preference Stock in proportion to the full preferential amount to which each such share is entitled; and

             (2) After payment to the holders of Preference Stock of the full preferential amounts as aforesaid, the holders of Preference Stock, as such, shall have no right or claim to any of the remaining assets of the Corporation.

          (b) The merger or consolidation of the Corporation into or with any other corporation, the merger of any other corporation into it, or the sale, lease or conveyance of all or substantially all the property or business of the Corporation, shall not be deemed to be a dissolution, liquidation or winding up for the purposes of this Section.

          (c) Nothing in this Section 4 of this Division shall be deemed to prevent the purchase, acquisition or other retirement by the Corporation of any shares of its outstanding stock as now or in the future authorized or permitted by the laws of the State of Ohio.

     Section 5.  Voting.

          (a) The holders of Preference Stock shall have no voting rights, except as provided in this Section or required by law.

        (b) (1) If, and so often as, the Corporation shall be in default in the payment of the equivalent of the full dividends for a number of dividend payment periods (whether or not consecutive) which in the aggregate contain at least 540 days on any series of Preference Stock at the time outstanding, whether or not earned or declared, the holders of Preference Stock of all series, voting separately as a class, shall be entitled to elect, as herein provided, two members of the Board of Directors of the Corporation, subject to the prior rights of the holders of the Serial Preferred Stock as hereinbefore provided in Division A; provided, however, that the holders of shares of Preference Stock shall not have or exercise such special class voting rights except at meetings of such shareholders for the election of Directors at which the holders of not less than 50% of the outstanding shares of Preference Stock of all series then outstanding are present in person or by proxy; and provided further that the special class voting rights provided for in this paragraph when the same shall have become vested shall remain so vested until all accrued and unpaid dividends on the Preference Stock of all series then outstanding shall have been paid, whereupon the holders of Preference Stock shall be divested of their special class voting rights in respect of subsequent elections of Directors, subject to the revesting of such special class voting rights in the event hereinabove specified in this paragraph.

           (2) In the event of default entitling the holders of Preference Stock to elect two Directors as specified in paragraph (1) of this Subsection, a special meeting of such holders for the purpose of electing such Directors shall be called by the Secretary of the Corporation upon written request of, or may be called by, the holders of record of at least 10% of the shares of Preference Stock of all series at the time outstanding, and notice thereof shall be given in the same manner as that required for the annual meeting of shareholders; provided, however, that the Corporation shall not be required to call such special meeting if the annual meeting of shareholders shall be held within 120 days after the date of receipt of the foregoing written request from the holders of Preference Stock. At any meeting at which the holders of Preference Stock shall be entitled to elect Directors, the holders of 50% of the then outstanding shares of Preference Stock of all series, present in person or by proxy, shall be sufficient to constitute a quorum, and the vote of the holders of a majority of such shares so present at any such meeting at which there shall be such a quorum shall be sufficient to elect the members of the Board of Directors which the holders of Preference Stock are entitled to elect as hereinabove provided. Notwithstanding any provision of these Amended Articles of Incorporation or the Regulations of the Corporation or any action taken by the holders of any class of shares fixing the number of Directors of the Corporation, the two Directors who may be elected by the holders of Preference Stock pursuant to this Subsection shall serve in addition to any other Directors then in office or proposed to be elected otherwise than pursuant to this Subsection. Nothing in this Subsection shall prevent any change otherwise permitted in the total number of Directors of the Corporation or require the resignation of any Director elected otherwise than pursuant to this Subsection. Notwithstanding any classification of the other Directors of the Corporation, the two Directors elected by the holders of Preference Stock shall be elected annually for terms expiring at the next succeeding annual meeting of shareholders.

           (3) In case of any vacancy in the office of a director occurring among the directors elected by the holders of the Preference Stock, voting separately as a class, or of a vacancy in the office of his or her successor appointed as below provided, the remaining director so elected may elect a successor to hold office for the unexpired term of the director whose place shall be vacant. Likewise, in case of any vacancy in the office of a director occurring among the directors not elected by the holders of the Serial Preferred Stock or the Preference Stock, or of a vacancy in the office of his or her successor appointed as below provided, the remaining directors not elected by the holders of the Serial Preferred Stock or the Preference Stock, by affirmative vote of a majority thereof, or the remaining such director if there be but one, may elect a successor or successors to hold office for the unexpired term of the director or directors whose place or places shall be vacant.

          (c) The holders of the outstanding shares of any series of Preference Stock shall not have any right under the provisions set forth in this
     Section 5 to vote in respect of the authorization of issuance of any shares of any class of stock of the Corporation if, through the application of proceeds thereof or otherwise in connection therewith, provision is to be made for redemption or retirement of all of the shares of such series of Preference Stock at the time outstanding.

          (d) The affirmative vote or consent of the holders of at least two-thirds of the shares of Preference Stock at the time outstanding, voting or consenting separately as a class, given in person or by proxy either in writing or at a meeting called for the purpose, shall be necessary to effect any one or more of the following (but so far as the holders of Preference Stock are concerned, such action may be effected with such vote or consent):

             (1) Any amendment, alteration or repeal of any of the provisions of the Amended Articles of Incorporation or of the Regulations of the Corporation which affects adversely the preferences or voting or other rights of the holders of Preference Stock; provided, however, that for the purpose of this paragraph only, neither the amendment of the Amended Articles of Incorporation so as to authorize, create or change the authorized or outstanding amount of Preference Stock or of any shares of any class ranking on a parity with or junior to the Preference Stock nor the amendment of the provisions of the Regulations so as to change the number of directors of the Corporation shall be deemed to affect adversely the preferences or voting or other rights of the holders of Preference Stock; and provided further, that if such amendment, alteration or repeal affects adversely the preferences or voting or other rights of one or more but not all series of Preference Stock at the time outstanding, only the affirmative vote or consent of the holders of at least two-thirds of the number of the shares at the time outstanding of the series so affected shall be required; or

             (2) The purchase or redemption (for sinking fund purposes or otherwise) of less than of the Preference Stock then outstanding except in accordance with a stock purchase offer made to all holders of record of Preference Stock, unless all dividends on all Preference Stock then outstanding for all previous dividend periods shall have been declared and paid or funds therefor set apart and all accrued sinking fund obligations applicable thereto shall have been complied with.

          (e) The affirmative vote or consent of the holders of at least a majority of the shares of Preference Stock at the time outstanding, voting or consenting separately as a class, given in person or by proxy either in writing or at a meeting called for the purpose, shall be necessary to effect any one or more of the following (but so far as the holders of Preference Stock are concerned, such action may be effected with such vote or consent):

             (1) The sale, lease or conveyance by the Corporation of all or substantially all of its property or business;

             (2) The consolidation of the Corporation with or its merger into any other corporation, unless the corporation resulting from such consolidation or surviving such merger will not have after such consolidation or merger any class of shares either authorized or outstanding ranking prior to or on a parity with the Preference Stock except the same number of shares ranking prior to or on a parity with the Preference Stock and having the same rights and preferences as the shares of the Corporation authorized and outstanding immediately preceding such consolidation or merger (and each holder of Preference Stock immediately preceding such consolidation or merger shall receive the same number of shares with the same rights and preferences of the resulting or surviving corporation) provided, however, that no vote or consent of the holders of Preference Stock shall be necessary to effect the consolidation of the Corporation with or its merger into a company owning all or a majority of the Corporation's common stock, or any affiliate;

             (3) The authorization, creation or the increase in the authorized amount of any shares of any class or any security convertible into shares of any class, in either case ranking prior to the Preference Stock; or

             (4) The authorization of any shares ranking on a parity with or convertible into the Preference Stock, or convertible into a class of stock on parity with the Preference Stock, or an increase in the authorized number of shares of Preference Stock.

          (f) Neither the vote, consent nor any adjustment of the voting rights of holders of shares of Preference Stock shall be required for an increase in the number of shares of Common Stock authorized or issued or for stock splits of the Common Stock or for stock dividends on any class of stock payable solely in Common Stock; and none of the foregoing actions shall be deemed to affect adversely the preferences or voting or other rights of Preference Stock within the meaning and for the purpose of this Division.

     Section 6. Preemptive Rights. No holder of Preference Stock as such, shall have any pre-emptive right to purchase, have offered to him for purchase or subscribe for any of the Corporation's shares or other securities of any class, whether now or hereafter authorized.

     Section 7.  Definitions. For the purposes of this Division:

          (a) Whenever reference is made to shares "ranking prior to the Preference Stock", such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends or as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation are given preference over the rights of the holders of Preference Stock;

          (b) Whenever reference is made to shares "on a parity with the Preference Stock", such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends and as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation rank on an equality (except as to the amounts fixed therefor) with the rights of the holders of Preference Stock; and

          (c) Whenever reference is made to shares "ranking junior to the Preference Stock", such reference shall mean and include all shares of the Corporation other than those defined under Subsections (a) and (b) of this Section as shares "ranking prior to" or "on a parity with" the Preference Stock.

     Section 8.  Serial Preference Stock, $77.50 Series 1. Redeemed August 1,
1989.

                                   DIVISION C

     The Common Stock shall have the following express terms:

     Section 1. General. The Common Stock shall be subject to the express terms of the Serial Preferred Stock and any series thereof and to the express terms of the Preference Stock and any series thereof. Each share of Common Stock shall be equal to every other share of Common Stock and the holders thereof shall be entitled to one vote for each share of Common Stock on all questions presented to the shareholders.

     Section 2. Changes in Number of Authorized Shares. The affirmative vote or consent of the holders of at least a majority of the shares of Common Stock at the time outstanding, voting or consenting separately as a class, given in person or by proxy either in writing or at a meeting called for the purpose, shall be necessary to effect a change in the authorized number of shares of the Corporation or of any class of such shares.

     Section 3. Pre-emptive Rights. No holder of Common Stock shall have any pre-emptive right to purchase, have offered to him for purchase or subscribe for any of the Corporation's shares or other securities of any class, whether now or hereafter authorized.

     ARTICLE FIVE. The Corporation, by action of the Board of Directors, may purchase shares of any class issued by the Corporation.

     ARTICLE SIX. These Amended Articles of Incorporation shall supersede and take the place of the heretofore existing Amended Articles of Incorporation of the Corporation and all amendments thereof prior to the date hereof.

                                                                     APPENDIX II

                          STATUTORY DISSENTERS' RIGHTS

1701.84  DISSENTING SHAREHOLDERS ENTITLED TO RELIEF

     The following are entitled to relief as dissenting shareholders under section 1701.85 of the Revised Code:

          (A) Shareholders of a domestic corporation which is being merged or consolidated into a surviving or new corporation, domestic or foreign, pursuant to section 1701.78 or 1701.79 of the Revised Code;

          (B) In the case of a merger into a domestic corporation, shareholders of the surviving corporation who under section 1701.78 of the Revised Code are entitled to vote on the adoption of an agreement of merger, but only as to the shares so entitling them to vote;

          (C) Shareholders, other than the parent corporation, of a domestic subsidiary corporation which is being merged into the domestic or foreign parent corporation pursuant to section 1701.80 of the Revised Code;

          (D) In the case of a combination or a majority share acquisition, shareholders of the acquiring corporation who under section 1701.83 of the Revised Code are entitled to vote on such transaction, but only as to the shares so entitling them to vote.

1701.85  RELIEF FOR DISSENTING SHAREHOLDERS; QUALIFICATIONS; PROCEDURES

     (A) (1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

          (2) In the case where the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder must be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares must not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on such proposal was taken at the meeting of the shareholders, the shareholder must deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, stating his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

          (3) In the case of a merger pursuant to section 1701.80 of the Revised Code, the dissenting shareholder must be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after there has been sent to him the notice provided in that section, the shareholder must deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

          (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new corporation, whether served before, on, or after the effective date of the merger or consolidation.

          (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, he shall, within fifteen days from the date of the sending of such request, deliver to the corporation the certificates requested, in order that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation shall promptly return such endorsed certificates to the shareholder. Failure on the part of the shareholder to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to him within twenty days after the lapse of the fifteen day period above mentioned, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation thereof in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued therefor shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. Such request by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

     (B) Unless the corporation and the dissenting shareholder shall have come to an agreement on the fair cash value per share of the shares as to which he seeks relief, the shareholder or the corporation, which in case of a merger or consolidation may be the surviving or the new corporation, may, within three months after the service of the demand by the shareholder, file a petition in the court of common pleas of the county in which the principal office of the corporation which issues such shares is located, or was located at the time when the proposal was adopted by the shareholders of the corporation, or, if the same was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within the period of three months, may join as plaintiffs, or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The petition shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such petition is required. Upon the filing of the petition, the court, on motion of the petitioner, shall enter an order fixing a date for hearing the petition, and requiring that a copy of the petition and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for hearing on the petition or any adjournment thereof, the court shall determine from the petition and from such evidence as is submitted by either party whether the shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court shall thereupon make a finding as to the fair cash value of a share, and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. Such a proceeding shall be a special proceeding within the meaning of section 2505.02 of the Revised Code, and final orders in it may be vacated, modified, or reversed as provided in sections 2505.01 to 2505.45 of the Revised Code. If during the pendency of any proceeding instituted under this section a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division
(D) of this section is applicable, the fair cash value of the shares as agreed upon by the parties or as fixed under this section shall be paid within thirty days after the date of final determination of such value under this division or the effective date of the amendment to the articles or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which such payment is made.

     (C) In the case where the proposal was required to be submitted to the shareholders of the corporation, fair cash value shall be determined as of the day prior to that on which the vote by the shareholders was taken, or, in the case of a merger pursuant to section 1701.80 of the Revised Code, the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share, for the purposes of this section, is the amount which a willing seller, under no compulsion to sell, would be willing to accept, and which a willing buyer, under no compulsion to purchase, would be willing to pay, but in no event shall the amount thereof exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

     (D) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if:

          (1) Such shareholder has not complied with this section, unless the corporation by its directors waives such failure;

          (2) The corporation abandons, or is finally enjoined or prevented from carrying out, or the shareholders rescind their adoption of the action involved;

          (3) The shareholder withdraws his demand, with the consent of the corporation by its directors;

          (4) The corporation and the dissenting shareholder shall not have come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation shall have filed or joined in a petition under division (B) of this section within the period provided.

     (E) From the time of giving the demand, until either the termination of the rights and obligations arising therefrom or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during suspension, any dividend or distribution is paid in money upon shares of such class, or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for said suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated otherwise than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Cleveland Electric Regulations provide that each person who is or has been a director or officer of Cleveland Electric shall be indemnified by Cleveland Electric against judgments, penalties, reasonable settlements, legal fees and expenses arising out of any threatened, pending or completed proceedings of a criminal, administrative or investigative nature in which he or she may become involved by reason of his or her relationship to Cleveland Electric (other than a proceeding by or on behalf of Cleveland Electric), but only if he or she is found, by the disinterested members of the Cleveland Electric Board, by independent counsel or by the Share Owners, (a) to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Cleveland Electric and (b) in the case of a criminal matter, to have had no reasonable cause to believe his or her conduct was unlawful.

     In the case of actions brought by or on behalf of Cleveland Electric against a director or officer, indemnification is provided only for reasonable legal fees and expenses and only if it is determined that he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Cleveland Electric; but if he or she is adjudged to be liable due to negligence or misconduct, indemnification is provided only if an appropriate court determines that indemnification is fair and reasonable under the circumstances.

     Similar indemnification also may be made available by Cleveland Electric to its directors and officers, and to a limited extent may be available as a matter of right to such persons, under Section 1701.13 of the Revised Code of Ohio.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Cleveland Electric pursuant to the foregoing provisions, Cleveland Electric has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against liabilities described in the preceding paragraph (other than the payment by Cleveland Electric of expenses incurred or paid by a director, officer or controlling person of Cleveland Electric in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person, Cleveland Electric will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Cleveland Electric maintains and pays the premium on contracts insuring Cleveland Electric (with certain exclusions) against any liability to directors and officers it may incur under the above indemnity provisions and insuring each director and officer of Cleveland Electric (with certain exclusions) against liability and expense, including legal fees, which he or she may incur by reason of his or her relationship to Cleveland Electric, even if Cleveland Electric does not have the obligation or right to indemnify him or her against such liability or expense.

ITEM 21  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS. See Exhibit Index and exhibits following.

     (B) FINANCIAL STATEMENT SCHEDULES.

     No schedules are required.

ITEM 22  UNDERTAKINGS

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding above, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     See the fourth paragraph of Item 20 above.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF INDEPENDENCE, STATE OF OHIO, ON SEPTEMBER 16, 1994.

                                        The Cleveland Electric Illuminating
                                        Company (Registrant)

                                        By   *ROBERT J. FARLING
                                            --------------------------------
                                              Chairman and Chief Executive
                                              Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

               SIGNATURE                                TITLE                        DATE
- ----------------------------------------  ---------------------------------    ----------------
(i) Principal executive officer:                                         |
  *ROBERT J. FARLING                      Chairman and Chief Executive   |
- --------------------------------------                                   |
   Robert J. Farling                      Officer                        |
                                                                         |
(ii) Principal financial officer:                                        |
  *GARY R. LEIDICH                        Vice President and Chief       |
- --------------------------------------                                   |
   Gary R. Leidich                        Financial Officer              |
                                                                         |        September 16, 1994
(iii) Principal accounting officer:                                      |
  *PAUL G. BUSBY                          Controller                     |
- --------------------------------------                                   |
   Paul G. Busby                                                         |
                                                                         |
(iv) Directors                                                           |
  *ROBERT J. FARLING                      Director                       |
- --------------------------------------                                   |
   Robert J. Farling                                                     |
                                                                         |
  *MURRAY R. EDELMAN                      Director                       |
- --------------------------------------                                   |
   Murray R. Edelman                                                     |
                                                                         |
  *FRED J. LANGE, JR.                     Director                       |
- --------------------------------------                                   |
   Fred J. Lange, Jr.                                                    |

*By  E. LYLE PEPIN
     -----------------------------------
     E. Lyle Pepin, Attorney-in-Fact

                                 EXHIBIT INDEX

                            EXHIBITS FILED HEREWITH

     The following exhibits are filed herewith and made a part hereof:

EXHIBIT
NUMBER                                          DESCRIPTION
- -------                                         -----------
    2         Agreement of Merger between Cleveland Electric and Toledo Edison, dated as of
              April 12, 1994 (Appendix I of Part I of this Registration Statement).
    4(a)      Amended Articles of Incorporation of Cleveland Electric establishing the terms of the Cleveland Electric Preferred Stock (Exhibit B to Appendix I of Part I of
              this Registration Statement).
    5         Opinion of counsel for Cleveland Electric.
   12(a)      Statement regarding computation of ratio of earnings to fixed charges and preferred and preference stock dividends of Cleveland Electric.
   12(b)      Statement regarding computation of ratio of earnings to fixed charges and preferred stock dividends of Toledo Edison.
   12(c)      Statement regarding computation of the pro forma ratio of earnings to fixed charges and preferred and preference stock dividends for the combined Cleveland
              Electric and Toledo Edison Companies.
   23(a)      Consent of Arthur Andersen LLP.
   23(b)      Consent of Arthur Andersen LLP.
   23(c)      Consent of counsel for Cleveland Electric (to be included in Exhibit 5).
   24         Powers of Attorney.
   99(a)      Form of proxy of Cleveland Electric.
   99(b)      Form of proxy of Toledo Edison.

                       EXHIBITS INCORPORATED BY REFERENCE

     The exhibits listed below have been filed heretofore with the SEC pursuant to requirements of the Acts administered by the SEC and are incorporated herein by reference and made a part hereof. The exhibit number and file number of such documents are stated in parenthesis.

EXHIBIT
NUMBER                                          DESCRIPTION
- -------                                         -----------
    4(a)      Regulations of Cleveland Electric, effective April 29, 1981, as amended effective October 1, 1988 and April 24, 1990 (Exhibit 3b, 1990 Form 10-K, File
              No. 1-2323).
    4(b)(1)   Indenture of Mortgage and Deed of Trust dated July 1, 1940, from Cleveland
              Electric to Morgan Guaranty Trust Company of New York, Trustee (Exhibit 7(a),
              File No. 2-4450).
    4(b)(2)   Supplemental Indentures between Cleveland Electric and Morgan Guaranty Trust
              Company of New York, as Trustee, dated as follows:
              July 1, 1940 (Exhibit 7(b), File No. 2-4450).
              August 18, 1944 (Exhibit 4(c), File No. 2-9887).
              December 1, 1947 (Exhibit 7(d), File No. 2-7306).
              September 1, 1950 (Exhibit 7(c), File No. 2-8587).
              June 1, 1951 (Exhibit 7(f), File No. 2-8994).
              May 1, 1954 (Exhibit 4(d), File No. 2-10830).
              March 1, 1958 (Exhibit 2(a)(4), File No. 2-13839).
              April 1, 1959 (Exhibit 2(a)(4), File No. 2-14753).
              December 20, 1967 (Exhibit 2(a)(4), File No. 2-30759).
              January 15, 1969 (Exhibit 2(a)(5), File No. 2-30759).
              November 1, 1969 (Exhibit 2(a)(4), File No. 2-35008).

EXHIBIT
NUMBER                                          DESCRIPTION
- -------                                         -----------
              June 1, 1970 (Exhibit 2(a)(4), File No. 2-37235).
              November 15, 1970 (Exhibit 2(a)(4), File No. 2-38460).
              May 1, 1974 (Exhibit 2(a)(4), File No. 2-50537).
              April 15, 1975 (Exhibit 2(a)(4), File No. 2-52995).
              April 16, 1975 (Exhibit 2(a)(4), File No. 2-53309).
              May 28, 1975 (Exhibit 2(c), June 5, 1975 Form 8-A, File No. 1-323).
              February 1, 1976 (Exhibit 3(d)(6), 1975 Form 10-K, File No. 1-2323).
              November 23, 1976 (Exhibit 2(a)(4), File No. 2-57375).
              July 26, 1977 (Exhibit 2(a)(4), File No. 2-59401).
              September 27, 1977 (Exhibit 2(a)(5), File No. 2-67221).
              May 1, 1978 (Exhibit 2(b), June 30, 1978 Form 10-Q, File No. 1-2323).
              September 1, 1979 (Exhibit 2(a), September 30, 1979 Form 10-Q, File No. 1-2323).
              April 1, 1980 (Exhibit 4(a)(2), September 30, 1980 Form 10-Q, File No. 1-2323).
              April 15, 1980 (Exhibit 4(b), September 30, 1980 Form 10-Q, File No. 1-2323).
              May 28, 1980 (Exhibit 2(a)(4), Amendment No. 1, File No. 2-67221).
              June 9, 1980 (Exhibit 4(d), September 30, 1980 Form 10-Q, File No. 1-2323).
              December 1, 1980 (Exhibit 4(b)(29), 1980 Form 10-K, File No. 1-2323).
              July 28, 1981 (Exhibit 4(a), September 30, 1981, Form 10-Q, File No. 1-2323).
              August 1, 1981 (Exhibit 4(b), September 30, 1981, Form 10-Q, File No. 1-2323).
              March 1, 1982 (Exhibit 4(b)(3), Amendment No. 1, File No. 2-76029).
              July 15, 1982 (Exhibit 4(a), September 30, 1982 Form 10-Q, File No. 1-2323).
              September 1, 1982 (Exhibit 4(a)(1), September 30, 1982 Form 10-Q, File No.
              1-2323).
              November 1, 1982 (Exhibit 4(a)(2), September 30, 1982 Form 10-Q, File No.
              1-2323).
              November 15, 1982 (Exhibit 4(b)(36), 1982 Form 10-K, File No. 1-2323).
              May 24, 1983 (Exhibit 4(a), June 30, 1983 Form 10-Q, File No. 1-2323).
              May 1, 1984 (Exhibit 4, June 30, 1984 Form 10-Q, File No. 1-2323).
              May 23, 1984 (Exhibit 4, May 22, 1984 Form 8-K, File No. 1-2323).
              June 27, 1984 (Exhibit 4, June 11, 1984 Form 8-K, File No. 1-2323).
              September 4, 1984 (Exhibit 4b(41), 1984 Form 10-K, File No. 1-2323).
              November 14, 1984 (Exhibit 4b(42), 1984 Form 10-K, File No. 1-2323).
              November 15, 1984 (Exhibit 4b(43), 1984 Form 10-Q, File No. 1-2323).
              April 15, 1985 (Exhibit 4(a), May 8, 1985 Form 8-K, File No. 1-2323).
              May 28, 1985 (Exhibit 4(b), May 8, 1985 Form 8-K, File No. 1-2323).
              August 1, 1985 (Exhibit 4, September 30, 1985 Form 10-Q, File No. 1-2323).
              September 1, 1985 (Exhibit 4, September 30, 1985 Form 8-K, File No. 1-2323).
              November 1, 1985 (Exhibit 4, January 31, 1986 Form 8-Q, File No. 1-2323).
              April 15, 1986 (Exhibit 4, March 31, 1986 Form 10-Q, File No. 1-2323).
              May 14, 1986 (Exhibit 4(a), June 30, 1986 Form 10-Q, File No. 1-2323).
              May 15, 1986 (Exhibit 4(b), June 30, 1986 Form 10-Q, File No. 1-2323).
              February 25, 1987 (Exhibit 4b(52), 1986 Form 10-K, File No. 1-2323).
              October 15, 1987 (Exhibit 4, September 30, 1987 Form 10-Q, File No. 1-2323).
              February 24, 1988 (Exhibit 4b(54), 1987 Form 10-K, File No. 1-2323).
              September 15, 1988 (Exhibit 4b(55), 1988 Form 10-K, File No. 1-2323).
              May 15, 1989 (Exhibit 4(a)(2)(i), File No. 33-32724).
              June 13, 1989 (Exhibit 4(a)(2)(ii), File No. 33-32724).
              October 15, 1989 (Exhibit 4(a)(2)(iii), File No. 33-32724).
              January 1, 1990 (Exhibit 4b(59), 1989, Form 10-K, File No. 1-2323).
              June 1, 1990 (Exhibit 4(a), September 30, 1990 Form 10-Q, File No. 1-2323).
              August 1, 1990 (Exhibit 4(b), September 30, 1990 Form 10-Q, File No. 1-2323).
              May 1, 1991 (Exhibit 4(a), June 30, 1991 Form 10-Q, File No. 1-2323).
              May 1, 1992 (Exhibit 4(a)(3), File No. 33-48845).

EXHIBIT
NUMBER                                          DESCRIPTION
- -------                                         -----------
              July 31, 1992 (Exhibit 4(a)(3), File No. 33-57292).
              January 1, 1993 (Exhibit 4b(65), 1992 Form 10-K, File No. 1-2323).
              February 1, 1993 (Exhibit 4(b)(66), 1992 Form 10-K, File No. 1-2323).
              May 20, 1993 (Exhibit 4(a), July 14, 1993 Form 8-K, File No. 1-2323).
              June 1, 1993 (Exhibit 4(b), June 14, 1993 Form 8-K, File No. 1-2323).
    4(b)(3)   Open-End Subordinate Indenture of Mortgage dated as of June 1, 1994 between
              Cleveland Electric and Bank One, Columbus, N.A. (Exhibit 4(a), August 26, 1994
              Form 8-K, File No. 1-2323).